Exhibit C-4

Department of Finance Canada
Ministère des Finances Canada

2024
Fall Economic Statement

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Canada

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Table of Contents

Economic and Fiscal Overview	1

1. Recent Economic Developments	3

A Historically Strong Economic Recovery	4

Inflation Has Been Within Target Range All Year	8

Canada is Leading the Global Rate Cut Cycle	11

Wage Growth is Outpacing Inflation	13

Living Standards are Recovering from the COVID Recession	14

$10-a-day Child Care is Unlocking Workforce Potential and Driving Economic Growth	16

330,000 Jobs Created in the Last Year	17

Investing in Stronger Economic Fundamentals	19

Accelerating Flows of Private Capital into Canada	21

The Canadian Stock Market is Outperforming Peers	23

Boosting Construction Productivity and Restoring Housing Affordability	26

Balancing Immigration with the Supply of Homes and Jobs	27

A Resilient Economy Prepared for Uncertainty Ahead	29

2. Canadian Economic Outlook	31

Private Sector Economists Expect Stronger Growth	31

Economic Scenario Analysis	33

3. Fiscal Outlook	35

Canada’s Responsible Economic Plan	35

Maintaining Canada’s Responsible Fiscal Anchor	38

Fiscal Sustainability	39

Preserving Canada’s Fiscal Advantage	41

World-Leading Fiscal Responsibility	43

Chapter 1: Reducing Everyday Costs	47

1.1 More Money in Your Pocket	52

A Tax Break for All Canadians	52

$10-a-day Child Care	53

More Generous Canada Carbon Rebate Rural Top-Ups	56

Stronger Competition to Lower Prices	57

Cracking Down on Hidden Fees	57

i

Strengthening Local Food Supply Chains	58

Implementing Consumer-Driven Banking	59

Better Low-Cost and No-Cost Bank Accounts	61

Making Automatic Tax Filing a Reality	61

Cracking Down on Predatory Lending	63

Penalizing Predatory Debt Advisors	64

More Generous Pensions for Seniors	65

Supporting Personal Support Workers	65

Exempting the Canada Disability Benefit from Tax	66

1.2 Building 4 Million Homes, Faster	67

Progress Building More Homes	68

Cutting Municipal Red Tape to Build 750,000 Homes	69

Cutting Red Tape to Get Apartments Built	76

Adding Secondary Suites to Single-Family Homes	76

Accelerating Funding to Build Faster	78

The $6 Billion Canada Housing Infrastructure Fund	78

Canada Infrastructure Bank for Housing Initiative	79

Building up to Four Homes at a Time	79

More Financing for Affordable Housing	80

Supporting Women and their Children Fleeing Violence	81

Supporting Non-Profit and Co-Op Housing Residents	81

A Team Canada Effort for Housing Affordability	81

1.3 Lowering the Cost of Homeownership	83

Progress for First-Time Buyers and Homeowners	84

Lower Downpayments and Lower Mortgage Payments	84

Removing the Stress Test at Mortgage Renewal	86

Reviewing Long-Term Fixed Rate Mortgages	87

Energy Retrofits with $40,000 Interest-Free Loans	87

Restricting Large Corporate Investors from Buying Single-Family Homes	88

Advancing Flood Insurance	89

Combatting Mortgage Fraud	89

Balancing Immigration with the Supply of Homes	90

Chapter 2: Investing to Raise Wages	95

2.1 More Productive and Innovative Jobs	102

Securing Canada’s AI Advantage	103

Leveraging AI to Boost Public Service Productivity	105

Boosting Scientific Research and Experimental Development	107

Accelerating Digital Adoption for Small Businesses	108

Delivering the Major Economic Investment Tax Credits	108

Getting Major Projects Done, Faster	111

Clean Electricity Investment Tax Credit for Provincial and Territorial Crown Corporations	114

Implementing the EV Supply Chain Investment Tax Credit	115

Making Clean Hydrogen through Methane Pyrolysis	116

Investing in Canadian Biofuels	116

Converting Belledune Generating Station to Biomass Energy	117

2.2 Helping Businesses Grow and Compete	117

An Invest in Canada Summit	118

Extending the Accelerated Investment Incentive	119

Unlocking Pension Investment in Canada	120

The Canada Growth Fund is Growing Businesses	123

Carbon Contracts for Difference	123

Capital Gains Rollover on Business Investment	125

Implementing the Canadian Entrepreneurs’ Incentive	126

More Local Financing for Small Businesses	127

Reducing Credit Card Fees for Small Businesses	127

More Risk Appetite for Financial Crown Corporations	128

Canada Carbon Rebate for Small Businesses	128

Mandatory Climate-related Financial Disclosures	129

Canadians Recoup Investment in Air Canada	130

2.3 Unlocking Canada’s Economic Potential	131

More Generous Federal Research Support	132

STEM Opportunities in High School	132

Training for the Next Generation of Innovators	132

Cutting More Red Tape	133

Reducing Barriers to Trade Within Canada	133

Recognizing Credentials Earned Abroad	135

Boosting Union Skills Training Programs	137

Protecting Workers Against Wage Theft	138

Protecting Workers from Non-Compete Agreements	139

Protecting Artists’ and Creators’ Copyrights	140

Launching the Indigenous Loan Guarantee Program	140

Canada Infrastructure Bank Investments	142

Keeping Northern Manitoba Connected by Rail	143

Better Public Transit in the National Capital Region	143

Building Arctic Bay Harbour in Nunavut	144

2.4 Bolstering Continental Growth	144

Protecting Economic Security in a Changing World	145

Securing Our Partnership with the United States	147

Boosting Canadian Defence Production	149

Friendshoring Canadian Supply Chains	150

More Tariffs to Combat Unfair Chinese Trade Practices	150

Restricting Trade with Countries that Harm Canada	151

Reciprocity Across Our Trading Partnerships	151

Reciprocity in Federal Procurement	152

Canada is a Global Nuclear Leader	153

Strengthening Nuclear Fuel Supply Chains	154

Canada’s Critical Minerals Advantage	154

Strengthening Supply Chains for Responsibly Produced Critical Minerals	155

Advancing Border Carbon Adjustments	156

Eradicating Forced Labour from Our Supply Chains	157

Chapter 3: Safety, Security, and Fair Governance	161

3.1 Safer, Healthier Communities	161

Securing Our Borders	162

Stricter Bail and Sentencing Laws	162

Cracking Down on Auto Theft	163

Strengthening Information Disclosures from Sex Offender Registries	163

Taking Assault Weapons Off Our Streets	164

Protecting Women’s Reproductive Health	165

Supporting Women’s Organizations	165

Investing in Community Security Infrastructure	165

Establishing Canada’s Black Justice Strategy	166

Strengthening the Black Entrepreneurship Program	168

Supporting Black Community Organizations	168

3.2 Securing Democracy	169

Rebuilding Ukraine with Frozen Russian Assets	169

Cracking Down on Money Laundering and Terrorist Financing	170

Stronger Penalties for Financial Crimes	172

Advancing Canada’s G7 Presidency Priorities	173

3.3 Fair Governance	174

Responsible Government Spending	174

AI in the Public Service	175

Advancing Innovative Procurement	176

Cracking Down on Tax Evasion	177

Modernizing Service Delivery	178

Putting Terry Fox on the $5 Bill	178

Annex 1: Details of Economic and Fiscal Projections	181

Annex 2: Debt Management Strategy	223

Annex 3: Legislative Measures	227

Annex 4: Statement on Gender, Diversity, and Inclusion	233

Tax Measures: Supplementary Information	241

v

Economic and Fiscal Overview

After nearly five years of navigating unprecedented global challenges—from the pandemic and Russia’s unprovoked full-scale invasion of Ukraine to surging global inflation—the Canadian economy has proven remarkably resilient in the face of the pandemic recession, and more recently to one of the most synchronized global monetary tightening cycles in decades. Canada’s recovery from the largest recession since the Great Depression has been notably faster and stronger than recoveries from previous recessions and, more recently, those of global peers. Canada is well positioned, both economically and institutionally, to manage currently high global uncertainty and a complex geopolitical landscape.

Contrary to the prevailing view that curbing inflation would inevitably trigger a recession, the Canadian economy has achieved a soft landing. For all of 2024, inflation has been within the Bank of Canada’s target range, and price stability has been restored across most sectors. As importantly, growth has moderated as the Bank of Canada intended without causing the widespread job losses many feared, putting our economy in an advantageous position for a healthy rebound.

Responsible fiscal management has helped the Bank of Canada to return its policy rate toward neutral levels. With stable inflation, the government can continue to pursue strategic investments aimed at supporting productivity and raising living standards.

Amid global economic uncertainty, the government’s economic plan has laid a strong foundation to drive growth now and in the years to come. This economic plan is focused on four key pillars and it is already delivering results.

First is making generational investments to equip Canadians for success in the workforce while reducing everyday costs. Key initiatives such as $10-a-day child care, free dental care, and prescription medications strengthen social services, improve affordability, and ease financial pressures. To address housing affordability, the government is accelerating home construction and supporting first time home buyers, while balancing immigration with the supply of housing and jobs to raise living standards. These efforts not only benefit Canadians but also enhance Canada’s appeal as a place to live and work, giving businesses confidence in their ability to attract talent.

Second is securing Canada’s AI advantage and investing nearly $5 billion in Canadian brainpower to foster innovation and promote scientific breakthroughs here at home. This is about ensuring Canada’s best and brightest minds have the right tools and incentives to make cutting-edge discoveries in Canada, in turn, boosting innovation and productivity across our economy. This Fall Economic Statement further invests in Canadian innovators and puts in place further incentives for capital investment.

Economic and Fiscal Overview 1

Third is overcoming geopolitical risks and uncertainty, and adapting to a rapidly shifting global trade landscape by deepening our economic ties with trusted trading partners and ensuring our supply chains are resilient. The government is focused on countering the U.S. threat of tariffs while fostering a stable and competitive business investment climate. We are taking a Team Canada approach in our defence of the national economic interest, and are confident that by being strong, smart, and united Canada will be successful.

Fourth is ensuring Canada is leading in the global competition for capital needed for the industrial transition. To achieve this the federal government’s $94 billion suite of major economic investment tax credits, most of which are already available to investors, support power generation and the manufacturing of clean technology in Canada. Investing in our critical minerals and metals supply chains, diversifying trade routes, and strengthening our position as a global energy superpower underpins this work.

Inflation has been within the Bank of Canada’s 1 per cent to 3 per cent target range throughout all of 2024 (Chart 1). Employment gains have been strong, with 330,000 jobs created over the last year, and inflation-adjusted wages are now 5 per cent higher than pre-pandemic levels. Real gross domestic product (GDP) growth has averaged nearly 2 per cent annualized in the first three quarters of 2024. With inflation anchored at 2 per cent, the Bank of Canada led all G7 central banks in cutting its policy rate, reducing it five times in a row from 5 per cent to 3.25 per cent, with private sector economists expecting further declines to 2.75 per cent by mid-2025—the mid-point of the nominal neutral interest rate range estimated by the Bank of Canada.

Looking ahead, strong supply-side drivers, such as rising labour force participation of working-age women and improving business investment, further encouraged by tax measures in this Fall Economic Statement, will support a non-inflationary acceleration of economic activity. The International Monetary Fund (IMF) projects Canada to lead the G7 in GDP growth in 2025 (Chart 2), while private sector economists expect growth at 1.7 per cent.

The government’s prudent fiscal management has supported the downward path for interest rates, while the economic plan focuses on expanding economic capacity and creating more jobs. The priority now is to improve productivity to sustain wage growth. This involves ensuring more Canadians can succeed in the workforce, and supporting business investment to drive productivity gains. The government is committed to fostering growth, innovation, and productivity, all while maintaining the lowest net debt-to-GDP ratio in the G7 and preserving fiscal sustainability. Canada’s projected net debt-to-GDP ratio for 2024 is just 14.4 per cent, well below the average of other G7 countries of 103.8 per cent.

The government’s responsible fiscal management is essential for managing new and unforeseen economic challenges today and in the years ahead, and for upholding Canada’s AAA credit rating. By ensuring it can borrow at the lowest cost, the government can invest in Canadians, accelerate growth, and build a fairer Canada for every generation.

1. Recent Economic Developments

Interest rates have come down further and faster than in peer countries. The same is true of inflation. Inflation has also come down further and faster. That is real relief for Canadians.

The government’s economic plan has been focused on enabling a macroeconomic environment conducive for inflation to return to target, and where interest rates could come down after inflation eased. Recently, there are signs that rents for new leases are falling and are expected to fall further.

Canada has run a much tighter fiscal policy than our G7 peers, which has contributed to inflation coming down more quickly and interest rates coming down sooner. Canada’s general government deficit-to-GDP ratio of 2 per cent in 2024 is the lowest in the G7, tied with Germany (Table 1). The United States deficit currently sits at 7.6 per cent of GDP, while France is at 6 per cent and the United Kingdom is at 4.3 per cent.

Canada’s responsible plan is delivering a world-leading economic recovery for Canadians.

Economic and Fiscal Overview 3

Table 1

IMF General Government Budgetary Balance, G7 Countries

per cent of GDP

						Projection
	2019	2020	2021	2022	2023	2024	2025	2026
Canada	0.0	-10.9	-2.9	0.1	-0.6	-2.0	-1.0	-1.0
Germany	1.3	-4.4	-3.2	-2.1	-2.6	-2.0	-1.7	-1.0
Italy	-1.5	-9.4	-8.9	-8.1	-7.2	-4.0	-3.8	-3.5
United Kingdom	-2.5	-13.1	-7.9	-4.7	-6.0	-4.3	-3.7	-3.5
France	-2.4	-8.9	-6.6	-4.7	-5.5	-6.0	-5.9	-5.8
Japan	-3.0	-9.1	-6.1	-4.4	-4.2	-6.1	-3.0	-2.8
United States	-5.8	-13.9	-11.0	-3.9	-7.1	-7.6	-7.3	-6.7

Notes: The internationally comparable definition of “general government” includes the central, state, and local levels of government, as well as social security funds. For Canada, this includes the federal, provincial/territorial, and local and Indigenous government sectors, as well as the Canada Pension Plan and the Quebec Pension Plan. Country ranking is based on metric value in 2024.

Source: International Monetary Fund, October 2024 Fiscal Monitor.

A Historically Strong Economic Recovery

COVID-19 and the recession it caused were a once-in-a-generation social—and economic—trauma. The country was hit by the deepest recession since the Great Depression. At the height of lockdowns, 3 million Canadians lost their jobs and another 2.5 million Canadians were working significantly reduced hours—in total representing about 30 per cent of the pre-pandemic workforce. While this was in part due to the unique public health-driven nature of the shock, there were serious risks that the economy would not bounce-back.

The government responded forcefully, with a $350 billion support plan for people, jobs, and businesses. It was extremely expensive—and it worked. The government’s response secured Canada’s recovery, preventing a persistent collapse in demand that would have kept workers underemployed and business activity sluggish for much longer. The economy is now 7.3 per cent larger than it was before COVID first hit and there are 1.4 million more jobs in Canada. And the government’s massive economic support for Canadians was one reason the country was able to come together to save lives. Canada had the second lowest mortality rate from COVID in the G7. Had Canada suffered from the same mortality rate the U.S. experienced, about 75,000 more Canadians would have died.

But as the public health emergency ended, a fresh challenge emerged—a historic surge in inflation, triggered by Russia’s illegal and full-scale invasion of Ukraine and by the economic imbalances and stressed supply chains created by lockdowns. Inflation was extremely painful for Canadians. The government recognized that supporting the Bank of Canada’s efforts to bring inflation down needed to be a key priority—which is why Canada chose the fastest rate of fiscal consolidation in the G7. Bringing fiscal spending down at a time when Canadian families were bearing the double burden of elevated inflation and the high interest rates required to reduce inflationary pressures was challenging.

But it was the right thing to do, because the greatest relief for Canadians is for inflation, and then interest rates, to come back down.

In 2024, inflation eased and has been within the Bank of Canada’s control range all year. As a result, the Bank of Canada cut its policy rate for the fifth consecutive time in 2024, bringing it to 3.25 per cent. Private sector economists predict interest rates will be down to 2.75 per cent by mid-next year.

“The economic soft-landing journey from an economic indicator perspective is largely accomplished. This is an historic macroeconomic achievement...”

-  Economist and former Parliamentary Budget Officer Kevin Page,

October 24, 2024

Low inflation and falling interest rates are good news for Canadians and businesses, but getting here has been painful. The high interest rates the Bank imposed to rebalance demand and supply and fight inflation have intentionally constrained the economy, dampening business investment and consumer demand. Contrary to the predictions of many economists, a recession was avoided. Instead, Canada has achieved the soft landing that seemed so unlikely when inflation surged. But a soft landing is still a landing—high interest rates have slowed growth, squeezed family budgets, and constrained business investment.

With inflation under control and interest rates coming down, the government can and will focus on supporting Canadians, who have been under so much strain, and putting in place policies and investments that will crowd in private capital and drive jobs and growth. With a soft landing from the COVID recession and its aftermath in sight, the focus is now to work with Canadians and businesses to drive shared prosperity.

Today, Canada’s economy is growing and has shown remarkable resilience. Despite the magnitude of the pandemic shock being much larger than recent recessions—including the 2008-09 global financial crisis—real GDP (Chart 3) and employment (Chart 4) recovered faster during the pandemic recovery. This was the fastest recovery from a recent recession (Chart 5). Canada’s rapid pandemic recovery, made possible by unprecedented federal government support for people, jobs, and businesses, limited economic scarring and lifted Canadian workers through extraordinary global economic challenges.

More recently, even as interest rates rose around the world to fight the sharp rise in inflation, the Canadian economy has fared better than expected and has achieved a soft landing. After slowing in the second half of 2023, real GDP increased by 2.1 per cent on an annualized basis in the first half of 2024, outperforming the expectations of private sector economists at the time of Budget 2024 (Chart 6). As well, revisions to historical GDP over 2021 to 2023

Economic and Fiscal Overview 5

revised up real GDP by a cumulative 1.3 per cent over that period driven by higher spending by households and significant upward revisions to business investment, lifting up productive capacity. This also suggests Canada’s recovery from the pandemic recession was stronger than previously thought.

While the Canadian economy has achieved a soft landing, higher interest rates have been challenging and the economy is operating below its capacity. Weak consumer confidence, financial stress, and upcoming mortgage renewals have contributed to declines in consumer spending per capita and an elevated savings rate (Charts 7 and 8).

With some temporary factors such as this summer’s wildfires and disruptions to rail networks and oil production, growth in the third quarter eased to 1 per cent. Nevertheless, domestic demand was still strong, buoyed by consumer spending firming up and a rebound in residential investment activity following three quarterly declines. The completion of the Trans Mountain Expansion Project was also a driver of growth for the Canadian economy, and is generating substantial new federal and provincial revenues (Charts 9, 10, and 11). Real exports of crude oil rose 9.5 per cent at an annualized rate in the third quarter, supporting real GDP growth by 0.3 percentage points in that quarter. These positive factors were offset by lower business investment and a smaller inventory build-up than in the previous quarter.

Economic and Fiscal Overview 7

Inflation Has Been Within Target Range All Year

For all of 2024, inflation has been declining and within the Bank of Canada’s target range of 1 per cent to 3 per cent. In September, inflation in Canada declined to 1.6 per cent, its lowest level in over 3.5 years, and in October, it was at 2 per cent (Chart 12).

The inflationary pressures brought on by the pandemic from supply chain congestion at a time of strong global demand for goods have subsided, but supply chains remain fragile and subject to significant geopolitical risk. Energy prices have come down from the peaks of mid-2022 brought on by Russia’s illegal full-scale invasion of Ukraine. The unwinding of these global factors paired with the downward pressure on domestic demand, intentionally created by higher interest rates, has brought inflation down from a peak of 8.1 per cent in June 2022 to 2 per cent in October 2024.

Price pressures have moderated and are no longer broad-based. Excluding rising mortgage interest costs, which are a direct result of earlier interest rate hikes, inflation was at 1.4 per cent in October. Measures of core inflation have also declined from roughly 3.3 per cent at the beginning of the year to 2.6 per cent in October. Canadians have benefitted from disinflation in goods prices, supported by softer demand and lower costs for imported goods and commodity inputs. In particular, inflation for groceries has fallen from a peak of 11.4 per cent in January 2023 to a recent low of 1.4 per cent this past April, before edging back up to 2.7 per cent in October.

The cost of housing remains elevated, but it is easing. It is by far the largest expense for most Canadians and the largest contributor to overall inflation. Encouragingly, growth in asking rents for new leases has decreased in many markets (Chart 13), with asking rents for apartments in Toronto and Vancouver down 9.4 per cent and 8.9 per cent, respectively, from a year ago. And while mortgage interest costs remain elevated, their growth has begun to decelerate, which has helped bring down overall shelter inflation.

Targeted policy actions by the government are helping to reduce price pressures for many key services. Canadians are paying less for child care as the Canada-wide system of $10-a-day child care is built, leading to a 28 per cent decrease in the consumer price index for child care since December 2021. And policy actions to promote competition in telecom services resulted in further declines of around 18 per cent for wireless data plans so far in 2024 relative to last year.

After easing to 1.6 per cent in September, and settling at the 2 per cent target in October, inflation is expected to remain near 2 per cent over the 2025-2029 forecast period.

Overall, Canada has seen inflation decline faster and with lower cumulative inflation than in the U.K. and the U.S. From 2019 to 2024, cumulative inflation in Canada has been 5.8 and 4.2 percentage points lower than in the U.K. and U.S., respectively. Inflation excluding food and energy—a measure of underlying price trends—in Canada has also stabilized at a lower rate than some peers recently (Chart 14).

Economic and Fiscal Overview 9

Canada is Leading the Global Rate Cut Cycle

The Bank of Canada was the first G7 central bank to lower interest rates, cutting its policy rate in June, the first of five consecutive cuts. This year, the Bank has cumulatively cut 175 basis points to bring the policy rate from 5 per cent to 3.25 per cent. Private sector forecasters expect the Bank of Canada to gradually cut its policy rate to 2.75 per cent by mid next year. This indicates Canada’s achievement of low and stable inflation and a soft landing.

While central banks in other advanced economies have also embarked on the path of monetary policy easing, they have done so at different paces (Chart 15). In the U.S., the Federal Reserve reduced its policy rate by 50 basis points in September and a further 25 basis points in November. However, with inflation pressures remaining elevated in the United States, the Fed’s easing has been more gradual. Resilient growth in the U.S. and higher inflation expectations have tempered market expectations for future rate cuts, helping to sustain the U.S. dollar at elevated levels. Along with expectations of increased fiscal spending in the U.S., this has led to higher long-term interest rates in the U.S., exerting upward pressure on global rates. In Canada, however, the impact on long-term rates has been more muted (Chart 16).

“The return of better and more stable macro policy fundamentals (i.e., inflation, interest rates) creates an opportunity for a policy shift that focuses more on sustainable growth.”

-  Economist and former Parliamentary Budget Officer Kevin Page,

October 24, 2024

In Canada, sustained rate cuts by the Bank of Canada will support stronger economic activity. Lower interest rates will translate into reduced borrowing costs for Canadians, which will boost consumer spending, particularly for large purchases such as durable goods, and increase residential investment. The recovery in household spending will be further bolstered by higher household wealth and a savings rate that has risen to a three-year high of 7.1 per cent, providing Canadians with greater financial flexibility and resilience. Lower interest rates and improving demand are expected to improve business sentiment and support business investment, which has been strained by higher financing costs since 2022. Overall, growth in Canada is expected to reach a solid pace of 2 per cent in the second half of 2025 according to private sector economists.

Economic and Fiscal Overview 11

Wage Growth is Outpacing Inflation

The government recognizes that Canadians need more money in their pockets, and strong wages, driven by a growing economy, play a key role in achieving that goal.

Strong wage growth is putting more money in the pockets of the middle class who are, on average, seeing their paycheques increase even after accounting for inflation. Wage growth has now outpaced inflation for the past 21 consecutive months. This is the longest streak in the G7, contributing to Canada recording the strongest growth in real wages—wages after accounting for inflation—since pre-pandemic in the G7, at more than 5 per cent (Chart 17 and 18). These wage gains have been broad-based across wage quintiles (Chart 19).

Ensuring that wage gains can be sustained is a central focus of the government’s economic plan. In the long term, productivity is a key determinant of wages. That is why the government is investing in growing the productive capacity of the Canadian economy and working to support business investment and bring in private capital.

Economic and Fiscal Overview 13

Living Standards are Recovering from the COVID Recession

Overall, as of the third quarter of this year, workers are now taking home 51.3 per cent of all national income, compared to the 25-year average of 50 per cent. This provides a reassuring contrast to the long-term global trend of declining labour share, which has often raised concerns about inequality.

Although many factors influence the living standards of Canadians, real income growth is the ultimate barometer for how Canadians are doing. Despite the turbulence caused by the pandemic and the exceptionally high inflation that followed, Canadians’ real incomes—the actual purchasing power of their paycheques—are solidly above their pre-pandemic levels (Chart 20).

“The Canadian economy, historically, does better when measured by median income trends, which have been steadily positive for almost two decades, including since 2014 In the simplest possible terms: Canada is not only a great place to live, it is also getting better.”

-  Economics Professor Tyler Cowen,

March 12, 2024

A wide range of income measurements affirm this milestone in Canada’s recovery:

–	Real median before-tax income has grown by 3.1 per cent since 2019, capturing gains for Canadians in the middle of the income distribution.

–

Real median weekly earnings are 6 per cent higher than in 2019, reflecting a higher purchasing power of a typical worker’s paycheque—compared to just 3.4 per cent in the United States over the same period. Median weekly earnings have outpaced inflation for the past 21 consecutive months.

–

Real disposable income per capita has risen by 4.8 per cent since 2019. This measure provides a clear view of income available to the average Canadian for spending and saving. Canada has seen the second-fastest growth in real disposable income per capita among its peers since 2019, behind the United States (Chart 21).

While real GDP per capita is a reliable long-term indicator of living standards, it is less effective in the current context. The recent softness in real GDP per capita significantly reflects temporary factors, such as the unprecedented, strong population growth and the time required for newcomers to fully integrate into the economy.

Economic and Fiscal Overview 15

$10-a-day Child Care is Unlocking Workforce Potential and Driving Economic Growth

Canada boasts the highest overall labour force participation rate in the G7. The government has been supporting a higher labour force participation rate for women, which for women in their prime working years is at 85.1 per cent as of November of this year, more than a full percentage point higher than in 2019.

The government’s investments to create a Canada-wide system for $10-a-day child care are supporting higher labour force participation, empowering women to pursue both motherhood and a career, and helping to ensure that every child in Canada has the best possible start in life. Currently eight provinces and territories are delivering regulated child care at an average cost of $10-a-day or less, and the others have reduced fees by at least 50 per cent.

The federal government’s $10-a-day child care system is saving families across Canada thousands of dollars per child per year with some families saving up to $14,300 per child, per year, lowering the costs of working, and in turn boosting economic growth and incomes as more parents, especially mothers, enter the workforce.

Since December 2021, the federal government’s $10-a-day child care system has helped reduce the consumer price index for child care services by 28 per cent, compared to an increase of 16 per cent over the same time period for the United States (Chart 22).

Supported by affordable childcare, the labour force participation rate of women with young children has increased by close to 4 percentage points between 2019 and 2023 (Chart 23), a pace of increase that is more than double that over the prior five years. At almost 80 per cent in 2023, the participation rate of women with young children in Canada was over 10 percentage points higher than in the U.S.

For the Canadian economy, $10-a-day child care could boost GDP by 1.1 per cent over the long-run, assuming that the labour force participation rate of women outside of Quebec increases to the level of that for women in Quebec, where low-fee child care has been available since 1997.

330,000 Jobs Created in the Last Year

A strong labour market is the foundation for improving living standards of Canadians. Even as the Bank of Canada raised interest rates to fight inflation, employment held up and exceeded expectations of private sector economists. In November, the economy added 51,000 jobs, driven by new full-time jobs. Over the past 12 months, the monthly average number of jobs created has been over 27,000 jobs per month, for a cumulative 330,000 jobs during this period. This pace of job creation is an improvement from the solid 22,000 average monthly gain in 2019, when the unemployment rate was at a historically low level of 5.7 per cent and inflation ran close to 2 per cent.

Canada’s employment recovery from the pandemic has outpaced the recovery following the 2008-09 global financial crisis. Despite the unprecedented shock of the pandemic, surging inflation, and interest rates still above neutral, the current unemployment rate stands at 6.8 per cent. This is not only significantly below the post-financial crisis peak of 8.7 per cent in August 2009 but also lower than at any point between 2009 and 2013, highlighting the resilience of the Canadian labour market.

Employment has increased by 7.4 per cent since 2019, the strongest increase in the G7 (Chart 24). This means over 1.4 million more Canadians are employed than before the pandemic, primarily in full-time jobs and high-paying industries (Chart 25).

Economic and Fiscal Overview 17

While the labour market has continued to add jobs in 2024 (Chart 26), job growth eased over the summer and the unemployment rate rose from a low of 5 per cent in early 2023 to 6.8 per cent in November 2024 (Chart 27). The increase largely reflects challenges for newcomers and youth, who are taking longer to find work (Chart 28), which is why the government has introduced a two-year pause on population growth from immigration. Private sector economists expect the unemployment rate to remain below the 2009 peak, with it expected to be 6.6 per cent by the end of 2025.

Investing in Stronger Economic Fundamentals

Canada’s rapid recovery from the pandemic recession—compared to both its recovery from the 2008-09 global financial crisis and peer countries’ pandemic recoveries—is no accident. The federal government put in place emergency measures to support Canadians and businesses through the pandemic and has since built the foundation for stronger growth. These actions have underpinned Canada’s economic recovery and will continue to be critical to grow Canada’s productive capacity during a time of global economic uncertainty.

To achieve a stronger and more productive economy with improving living standards, Canada is focused on creating an environment where businesses want to invest and create good jobs.

First, our generational social safety net investments are ensuring Canadians are equipped for success in the workforce and in life. Stronger social services that make life more affordable, like $10-a-day child care, help parents—particularly mothers—join the workforce. Free dental care and free prescription medications help workers focus on what they do best, rather than worrying about bills for essential health care, or foregoing that care and getting sicker. These efforts to reduce costs make Canada a more attractive place to live, giving businesses confidence they will be able to hire the talent they need.

Economic and Fiscal Overview 19

Second, the government is securing Canada’s AI advantage and investing nearly $5 billion in Canadian brainpower. We are improving Canada’s science and research advantage, including bolstering Canada’s AI strategy to secure our position at the forefront of global AI development. This includes $2 billion in funding for Canadian researchers and businesses to access the computational power they need, to help catalyze the development of Canadian-owned and located AI infrastructure, and $350 million to support the adoption of AI within critical sectors and by small- and medium-sized businesses. The government’s investment in science and technology expands far beyond AI, with investments in strategic research infrastructure to capitalize on our world class universities and research talent. This Fall Economic Statement further boosts growth and innovation by providing incentives for additional investment, particularly by extending the Accelerated Investment Incentive and by making the Scientific Research and Experimental Development tax incentive program more generous for Canadian businesses.

Third, the government is protecting the Canadian economy from geopolitical uncertainty. By strengthening trading relationships with trusted allies, investing in stronger manufacturing growth in North America, and putting tariffs on the imports of goods from China that benefit from unfair, non-market policies and practices and are produced without robust labour and environmental standards, Canada is protecting its economy, and helping to build a strong and resilient North American economy. Our $6.4 billion investment to build the new Gordie Howe Bridge, connecting Detroit and Windsor—the home of North America’s automotive industry—is just one example of our investments to strengthen trade. The government is taking a Team Canada approach to protecting and enhancing our greatest trading partnership, including re-convening the Canada-U.S. Cabinet Committee and working with provinces and territories.

Fourth, the government’s major economic investment tax credits for clean energy and decarbonizing technologies are kickstarting Canada’s industrial transition and growth as an energy superpower—a critical strength at a time when AI means global demand for power is growing. The federal government has committed over $160 billion to its net-zero economic plan, including $94 billion through its suite of major economic investment tax credits, which are attracting investment and creating jobs. Regulatory burdens for businesses that want to invest in Canada are being reduced, including for those seeking to build large projects, which will be critical to the Canada’s economic growth. These investments are expected to spur long-term investment in clean, low-emissions technologies and industries, in line with our significant long-term comparative advantages.

These targeted actions are enhanced by the government’s policies to improve the overall competitiveness of Canada’s economy. The completion of the Trans Mountain Expansion Project is opening new market opportunities, raising oil exports, and supporting capital expenditures, in turn generating greater federal and provincial revenues. We’re also boosting market access for Canadian liquified natural gas (LNG), through LNG Canada and Cedar LNG, both on the Pacific Coast in Kitimat, British Columbia with access to Asian markets. Further, the government is cutting red tape and modernizing regulations, including removing barriers to interprovincial trade and foreign credential recognition, and developing innovative regulatory approaches, such as regulatory sandboxes, to unlock businesses’ potential.

The government’s investments are strengthening Canada’s economic fundamentals and focused on increasing productivity, leading to stronger business investment. Combined with expanding labour force participation through $10-a-day child care, federal investments are setting the stage for faster, non-inflationary economic growth in the years ahead.

Accelerating Flows of Private Capital into Canada

To drive the Canadian economy towards its full potential, the government’s economic plan is helping attract significant foreign direct investment into Canada. Crowding in private capital—from Canada and abroad—is a government priority.

Among the G7, Canada is receiving the most foreign direct investment per capita (Chart 29). In February 2024, Bloomberg confirmed Canada’s position of having the strongest EV supply chain potential in the world, a key emerging sector which has attracted more than $40 billion in investment in the last four years.

Investments are flowing into sectors critical to Canada’s future economic growth, including:

–	Honda investing approximately $15 billion to create Canada’s first comprehensive EV supply chain, located in Ontario;

–	BHP investing $14 billion in the development of a world-leading low-emissions potash mine in Saskatchewan;

–	Dow Canada investing $8.9 billion in the world’s first net-zero emissions integrated ethylene cracker and derivatives facility in Alberta;

–	Volkswagen investing $7 billion to establish its first overseas EV battery manufacturing plant in St. Thomas, Ontario;

–	Stellantis and LG Energy Solution investing over $5 billion through a joint venture in a new facility for the manufacturing of EV batteries in Windsor, Ontario;

Economic and Fiscal Overview 21

–

Strathcona Resources contributing up to $2 billion alongside the Canada Growth Fund to build carbon capture and sequestrations (CCS) infrastructure on Strathcona’s oil sands facilities across Saskatchewan and Alberta; and,

–	Imperial Oil investing $720 million in the largest renewable diesel facility in Canada located near Edmonton, Alberta.

The latest data show Canada attracted $23.4 billion in net foreign direct investment in the third quarter of 2024. Between April and September 2024, this figure was $60 billion—the strongest two-quarter performance in more than 15 years. Investment intention signals from businesses indicate a significant increase in capital expenditures, especially those in sectors critical to reaching net-zero (Chart 30). Much of this is driven by investment from abroad as global businesses increase the flow of capital into Canada, a sign of business confidence. These trends will be bolstered by the renewal of the Accelerated Investment Incentive and enhancements to the Scientific Research and Experimental Development tax incentive program proposed in this Fall Economic Statement.

It is not only large investors who are finding Canada as an attractive investment destination. In November, Canadian small business optimism rose four points to 59.7 per cent, marking the highest long-term confidence level since mid-2022 and approaching the historical average of 60 per cent.

The Canadian Stock Market is Outperforming Peers

Volatility in global equity markets has risen in recent months amid growing uncertainty over potential trade tensions, a broader conflict in the Middle East, and weaker global growth. Despite this volatility, the Canadian stock market has remained resilient and has outperformed many of its peers (Chart 31). Today, Canada’s stock market capitalization exceeds that of the U.K., France, Germany, and Australia (Chart 33).

The solid growth in Canadian equity prices and market capitalization means that Canadian companies have easier access to capital for investment and at lower cost. Moreover, Canada’s strong equity market performance in part reflects the attractiveness of the Canadian economy to foreign investors, which has been reflected by strong growth in inward foreign direct investment, and Canada’s larger market compared to many global peers.

Canada’s attractiveness for investors is also reflected in the growing importance of the Canadian dollar in foreign reserves, with it becoming the world’s fifth largest reserve currency in 2023 after seeing the strongest growth among major currencies since 2015, surpassing the Chinese renminbi and continuing to lead the Australian dollar (Chart 32).

Economic and Fiscal Overview 23

Canada’s currency has become a more significant global reserve currency as Canada’s economy benefits from strong economic fundamentals, robust institutions, rule of law, a sound banking system, and a strong fiscal position that includes a AAA rating. Being a more significant reserve currency has many advantages. It increases demand for Canadian securities, including government bonds, thereby reducing interest rates and thus public debt charges. As global demand for the Canadian dollar supports borrowing, it allows Canada to make investments to secure its prosperity.

Amid this rising importance in global markets, our exchange rate has strengthened against the currencies of our main trading partners since the pandemic. This is with the notable exception of the U.S. dollar which has seen broad-based strength as the growth and inflation outlook both look stronger in the U.S. economy and as financial markets assess the potential new policies of the incoming administration. By the second quarter of 2024, official foreign exchange holdings of Canadian dollars amounted to $420 billion, which has also been reflected in the steady rise in foreign holdings of Canadian bonds in recent years.

Table 2

Stock Market Capitalization by Country

	Rank	$US Trillion
United States	1	63.83
China	2	10.51
Japan	3	6.51
Hong Kong	4	5.56
India	5	4.72
Canada	6	3.28
United Kingdom	7	3.20
France	8	3.03
Saudi Arabia	9	2.75
Taiwan	10	2.53
Germany	11	2.49
Switzerland	12	2.08

Note: As of market close on December 10, 2024.

Source: Bloomberg.

Economic and Fiscal Overview 25

Boosting Construction Productivity and Restoring Housing Affordability

Housing affordability in Canada is at its most challenging in decades, affecting homebuyers and renters across much of the country. However, while Canadians have faced the fastest growth in rental prices in a generation, asking rents for new leases are now declining in many markets. The government’s reforms to insured mortgages are also set to make homeownership more affordable by expanding eligibility for 30-year mortgage amortizations and helping more Canadians qualify for a mortgage with a downpayment below 20 per cent.

To further improve affordability, the federal government is taking action to reduce Canada’s housing shortage by both unlocking new housing supply and reducing demand with a two-year pause on population growth from immigration. On the supply side, the federal government has taken numerous steps to increase housing construction—including making low-cost capital available, improving the economics of building rentals, increasing investment, and attracting and retaining construction workers.

These efforts are paying off. Despite a challenging backdrop and lingering supply chain congestion, homebuilding activity has remained resilient in 2024, with housing starts above their pre-pandemic level in all regions of the country (Chart 34). The strength in starts has been driven in large part by rental construction (Chart 35), which is currently more than double its pre-pandemic pace. Recently, there are signs that rents for new leases are falling in major cities, and are expected to fall further. In addition to strong housing starts, housing completions have picked up.

However, declining residential construction productivity across the country, partly a product of supply chain congestion and labour market challenges, is holding back the sector’s ability to build homes and infrastructure and weighing on Canada’s overall productivity performance. Improving productivity in residential construction, as well in the broader construction sector (including factories and commercial structures), could have a significant positive impact on Canada’s overall productivity. If productivity in the overall construction sector had kept pace with the rest of the economy since 2019, it would have increased GDP per capita by about one per cent in 2023.

The federal government’s ambitious housing plan aims to boost residential construction productivity through investments in innovative approaches to homebuilding like prefabricated housing factories, mass timber production, panelization, 3D printing, and pre-approved home design catalogues, as well as training and recruiting the next generation of skilled trades workers.

Over time, the federal government’s actions to build more homes, combined with slowing population growth as the government reduces the volume of temporary resident arrivals, will improve Canada’s structural housing supply shortage—particularly in the rental market—and set the stage for sustained affordability improvements. Although government programs will help increase supply, overcoming structural capacity constraints in the housing sector requires significant collaboration between provincial, territorial, and municipal governments and the private sector. Cutting red tape, increasing density, and avoiding self-defeating measures like oversized municipal development charges is essential.

Balancing Immigration with the Supply of Homes and Jobs

Immigration plays a crucial role in Canada’s economic success. As the economy reopened following the pandemic, the government acted decisively to address the pressing need of businesses and the economy for workers. However, the rapid pace of immigration has led to an unsustainable rate of population growth, resulting in economic distortions, such as elevated housing prices. Recognizing the need for a more balanced approach, the government has taken significant and necessary steps to adjust immigration levels, ensuring that population growth aligns with the capacity of our economy and infrastructure. This course correction is essential to maintaining the long-term prosperity of Canadians, and newcomers, who expect and deserve a stable, well-functioning economy.

In response to the evolving needs of our country, the 2025-2027 Immigration Levels Plan is right-sizing population growth to alleviate pressures on the housing and labour markets, infrastructure, and social services. This will help achieve well-managed, sustainable growth in the long term, as well as set newcomers up for success.

Economic and Fiscal Overview 27

The Immigration Levels Plan is pausing Canada’s strong population growth for two years, as the number of temporary residents in the country is reduced by about 900,000, before returning to a sustainable population growth rate of 0.8 per cent in 2027. This represents a necessary recalibration in population growth, returning to its pre-pandemic solid growth path following the surge over the past two years (Chart 36).

Together with the government’s historic investments in new housing supply, this recalibration in population growth will help reduce Canada’s housing supply gap and set the stage for improved affordability. Overall, the Immigration Levels Plan will reduce demographic demand for housing by 670,000 homes by the end of 2027, according to Department of Finance calculations, allowing supply to catch up. The Parliamentary Budget Officer estimates that the Immigration Levels Plan could reduce Canada’s housing supply gap by 45 per cent by 2030. Many private sector economists have also predicted slower population growth will take pressure off the housing market and allow prices to ease, particularly in the rental market.

“Assuming that the population evolves in line with the government’s projection, we estimate that the 2025-2027 Immigration Levels Plan will reduce Canada’s housing gap in 2030 by 534,000 units (45 per cent). After accounting for the government’s new immigration plan, we estimate Canada’s housing gap in 2030 to be 658,000 units.”

- Parliamentary Budget Officer,

November 15, 2024

In addition to improving housing affordability, slower population growth is expected to enable growth in GDP per capita to accelerate throughout 2025 to 2027. As a result of our efforts to address fraudulent applications and degree-mill colleges, along with reductions in the number of temporary foreign workers and the Immigration Levels Plan, GDP per capita and productivity are expected to improve. This rebound will occur as the number of new arrivals stabilizes, and as newcomers continue to integrate more fully into the workforce.

Moreover, while strong labour supply growth initially helped ease labour shortages, labour supply growth has remained very strong even as hiring by businesses has eased. This has contributed to higher unemployment, especially among youth and newcomers. The Immigration Levels Plan will help recalibrate labour supply growth with the pace of hiring, lowering the unemployment rate.

While reducing the volume of immigrants may create some temporary challenges for some businesses, the Canadian economy will see continued robust GDP growth. Newcomers and youth will be increasingly able to better integrate into the labour market. Businesses are expected to respond by making productivity-enhancing investments, which could deliver longer-term economic benefits.

A Resilient Economy Prepared for Uncertainty Ahead

The outcome of the U.S. election has significant implications not only for the United States but also for the global community, and importantly, Canada. For Canada, this brings both challenges and opportunities.

In the context of heightened geopolitical uncertainty, Canada’s economic and fiscal strategy is rooted in resilience, adaptability, and prudent policy management. History has shown that the Canadian economy can weather significant disruptions, such as the COVID-19 pandemic, the global financial crisis, and various geopolitical events through coordinated efforts by all orders of government.

Recognizing the global nature of many uncertainties—such as geopolitical tensions—the government will continue to prioritize international cooperation and policy coordination to enhance stability and secure Canada’s economic future.

The immediate priorities will be to strengthen our deeply integrated trading relationship and to work collaboratively with the U.S. to continue to secure our shared border. Canada and the U.S. remain aligned in protecting workers from the effects of China’s deliberate overcapacity strategy, and ensuring supply chain resilience in response to China’s use of non-market policies and practices to enhance its strategic position in global supply chains.

Economic and Fiscal Overview 29

As the world’s tenth-largest economy, Canada’s prosperity depends on open trade, multilateral institutions and a rules-based international order. However, in an increasingly mercantilist global environment, economic security will play a more central role. The government will adapt its approach to thrive in this new context, placing greater emphasis on bilateral and plurilateral agreements to safeguard Canada’s long-term economic interests.

Above all, we must recognize that Canada is engaged in a fierce global competition for capital investment and the jobs it creates. Ensuring that Canada secures its fair share of this investment is paramount.

Canada brings significant strengths to meet the challenges and opportunities ahead. We have one of the best educated workforces in the OECD, a safe and cohesive society underpinned by strong institutions, and a thriving technology sector. Our economy is supported by a robust manufacturing base and abundant energy resources, spanning oil and gas, nuclear power, hydroelectricity, and critical minerals. Our geography is a strategic advantage, with access to three coasts and key trade corridors linking us to global markets. As part of a prosperous and secure continent, Canada also benefits from a modernized trade agreement that facilitates growth and economic cooperation.

The past three decades—beginning with the fall of the Berlin Wall and marked by China’s entry into the World Trade Organization—ushered in a period of economic globalization, characterized by hopes for enduring global stability and economic integration. However, this era has now come to an end. China’s policy of intentional over-capacity has been recognized to have eroded key manufacturing sectors in the industrialized world, and the stable, well-paid, middle class jobs they provided. Global financial imbalances are an increasing area of focus. Explicitly or implicitly, more countries are pursuing mercantilist policies.

While the challenges ahead are significant, Canada is united, forward looking, and well equipped to navigate them and seize new opportunities. Just as its strong fiscal position and economic fundamentals gave Canada the firepower to fight COVID, Canada today has the resources to respond to whatever challenges an uncertain world presents. Our government’s focus will be on fostering resilience and growth in the face of these uncertainties. Details on our strategic approach are outlined in Chapter 2.4.

2. Canadian Economic Outlook

Private Sector Economists Expect Stronger Growth

The average of private sector forecasts has been used as the basis for economic and fiscal planning in Canada since 1994, helping to ensure objectivity and transparency, and introducing an important element of independence into the government’s economic and fiscal forecast.

The Department of Finance surveyed a group of 11 private sector economists in September 2024. In the survey, private sector economists have revised up the 2024 growth outlook amid a more resilient Canadian economy (Chart 37).

Economists expect moderately-below-potential growth in 2024, before it strengthens to around 2 per cent in the second half of 2025 with falling interest rates and the associated recovery in household and business spending. Solid growth in the U.S. will also underpin growth in exports. Overall, private sector economists expect growth of 1.3 per cent in 2024 and 1.7 per cent in 2025, compared to 0.7 per cent and 1.9 per cent, respectively, in Budget 2024 (restated for historical revisions). While population growth is assumed to slow, meaning fewer new consumers, this will be mitigated by faster growth in GDP per capita.

With labour force growth outpacing employment growth, the economists have slightly revised up their near-term outlook for the unemployment rate. They expected the unemployment rate to rise to 6.9 per cent in the fourth quarter of this year before stabilizing and then easing to 6.6 per cent by the end of 2025. The unemployment rate is expected to average 6.4 per cent in 2024 and 6.7 per cent in 2025, declining to an average of 6.2 per cent in 2026, before reaching 5.7 per cent by 2029. Since the economists were surveyed, the unemployment rate has increased modestly to an average of 6.7 per cent so far in the fourth quarter, slightly below expectations of private sector economists.

Private sector economists expect CPI inflation to remain at about 2 per cent over the rest of this year, averaging 2.5 per cent for the year as a whole, the same as projected in Budget 2024, and 2 per cent in 2025 (compared to 2.1 per cent in Budget 2024). Inflation is expected to remain close to 2 per cent over the 2025-2029 projection period.

Short-term interest rates have come down faster than private sector economists anticipated in September. In the survey, short-term interest rates were expected to decline from about 5 per cent on average in the first half of 2024 to 3.7 per cent by the end of the year (20 basis points lower than Budget 2024), 3 per cent by mid-2025, and 2.7 per cent by the end of 2025. Short-term rates are expected to average 4.4 per cent in 2024 and 2.9 per cent in 2025, about 10 basis points lower on average per year compared to Budget 2024. Short-term interest rates are then

Economic and Fiscal Overview 31

expected to settle at about 2.8 per cent over the remaining years of the forecast horizon (about 10 basis points higher than Budget 2024). Private sector economists have also revised down their outlook for long-term interest rates by about 10 basis points on average this year and next year (Chart 38). Long-term rates in Canada have closely tracked those in the U.S. as views about the U.S. economic outlook have fluctuated throughout 2024. Looking ahead, long-term rates are expected to increase from 3.1 per cent in 2025 to 3.5 per cent by 2029 (similar to Budget 2024) as both the Canadian and U.S. economies converge to potential growth rates.

Reflecting upward revisions to the near-term outlook for real GDP, the level of nominal GDP is expected to be higher by $17 billion in 2024 and by $9 billion, on average, per year from 2025 through 2028.

The Department did not re-survey private sector economists following the U.S. election given the continued high levels of uncertainty surrounding the implications for both the North American and global economies. The potential impact of these developments on the economic outlook remains unclear. Publicly available forecasts from the private sector have shown little change since the September survey, suggesting that the survey remains a reasonable baseline. To support prudent economic and fiscal planning amidst heightened global uncertainty, the potential implications of recent developments are examined in greater detail in the economic scenario analysis below.

Economic Scenario Analysis

The September 2024 survey of private sector economists provides a reasonable basis for economic and fiscal planning. The economic outlook nevertheless remains clouded by a number of key uncertainties, which could impact the trajectory of inflation, interest rates, and economic growth.

Inflation, the labour market, and indicators of real economic activity have all evolved close to what was expected by private sector economists in the September survey, with inflation remaining around 2 per cent and growth below potential. The unemployment rate of 6.8 per cent in November is below the peak of 6.9 per cent that private sector economists had expected for the fourth quarter.

Internationally, U.S. growth has been stronger than expected, while domestic demand in China has weakened. Oil prices have faced downward pressure and have remained at about $70 per barrel since September, partly due to easing global demand and potentially large increases in supply. Financial markets have seen both a rise in equity market prices and an increase in long-term interest rates, especially in the U.S. Meanwhile, the Canadian dollar, much like other global currencies, has been under pressure from a strong U.S. dollar since late September.

Changes to immigration policies, largely anticipated prior to the survey, still carry some uncertainty regarding their economic impact, but private sector analysis published since the announcement of the Immigration Levels Plan points to offsetting impacts of lower labour supply with a faster recovery in GDP per capita, a faster decline in unemployment, and better alignment of demand and supply in the housing market.

The outlook provided by the September survey depends on a number of key factors that remain difficult to predict. Canada may continue to benefit from robust growth in the U.S., driven by rising equity markets and increasing confidence among U.S. households and businesses. However, metrics of trade policy uncertainty have surged to levels not seen since 2018, raising concerns about potential disruptions to global trade and investment dynamics. The heightened level of uncertainty could dampen business investment and confidence, as well as economic activity and employment in Canada.

Protecting Canada’s economy from trade disruptions caused by geopolitical tensions and conflicts is a key priority for the government, with a focus on fostering a stable and positive business investment environment. Canada remains steadfast in its commitment to collaborate with the U.S. on mutual interests, ensuring that both countries continue to thrive together. Canada is always prepared to take strong action in defence of the national interest. To strengthen this work, the government has re-established the Cabinet

Economic and Fiscal Overview 33

Committee on Canada-U.S. Relations, ensuring a coordinated, whole-of-government approach to managing the bilateral relationship. This initiative also facilitates ongoing engagement with business leaders and workers across key economic sectors, ensuring that Canada’s economic interests are effectively represented.

To facilitate prudent economic and fiscal planning, the Department of Finance has developed scenarios that incorporate uncertainties around the outlook and consider slower and faster growth tracks.

The incoming U.S. administration’s economic agenda could have different impacts for the economic outlook for both North America and the rest of the world. Such outcomes are only partly accounted for in the scenarios; on the upside through stronger U.S. growth; and on the downside through lower business and consumer confidence and investment due to geopolitical tensions. Given the importance of trade to the Canadian economy, the uncertainty surrounding North American and global trade policies suggests that the balance of risks to growth are tilted to the downside. This is reflected in the scenarios, where the downside risks result in a larger drag on growth compared to the boost in the upside scenario.

The downside scenario sees a prolonged period of subdued growth in Canada as the impact from lower interest rates takes longer to support growth, consumer and business sentiment remain subdued, and the labour market weakens further. Confidence is further weighed down by heightened uncertainty globally around geopolitics and renewed disruptions to global trade, creating a chill on investment. These factors lead to weaker consumption and a smaller rebound in housing market activity. Lower global demand also leads to lower oil prices. These developments result in slower economic growth in Canada (Chart 39). Overall, the level of nominal GDP in Canada is $42 billion below the survey, on average per year, in the downside scenario (Chart 40).

In contrast, the upside scenario sees further improvement in the supply side of the economy both globally and in Canada, including a greater reversal of Canada’s recent decline in real GDP per capita. This allows central banks, including the Bank of Canada, to increase the pace of monetary policy easing thereby getting rates to unrestrictive territory faster, leading to stronger demand and improved growth. Higher consumer confidence, along with generally resilient household finances, and a normalization of higher saving rates, supports robust consumer spending, while lower rates lift business investment. Globally, these developments translate into higher commodity prices, which Canadian producers benefit from on global markets. These developments result in economic growth picking up faster than expected. Overall, the level of nominal GDP is $34 billion above the survey, on average per year, in the upside scenario.

3. Fiscal Outlook

Canada’s Responsible Economic Plan

Careful and responsible fiscal management has put Canada in an enviable fiscal position relative to our global peers. The government’s responsible economic plan has delivered tangible results—supporting the Bank of Canada’s effort to bring down first inflation, and now interest rates, and enabling important investments in housing, child care, health care, dental care, and pharmacare to support Canadians, while also making critical investments in an innovative economy, including more power generation, that will boost long-term prosperity.

The 2024 Fall Economic Statement upholds the government’s commitment to responsible fiscal management, through targeted investments that will provide short-term relief, while laying the groundwork for a more productive economy in the years to come. With new measures in the 2024 Fall Economic Statement, policy actions taken since Budget 2024, and incorporating the results of the September 2024 survey of private sector economists, a deficit of $48.3 billion, or 1.6 per cent of GDP, is projected in 2024-25. In 2026-27, the deficit is expected to fall below 1 per cent of GDP, fulfilling the government’s ongoing fiscal objective. By the end of the forecast horizon in 2029-30, a smaller deficit of $23 billion, or 0.6 per cent of GDP, is projected (Table 3).

An important fiscal sustainability metric—and the government’s fiscal anchor—is to maintain a declining federal debt-to-GDP ratio. The 2024 Fall Economic Statement respects this anchor, with a debt-to-GDP ratio projected to decline in each and every year of the forecast horizon, from 41.9 per cent in 2024-25, down to 38.6 per cent in 2029-30.

Economic and Fiscal Overview 35

Table 3

Economic and Fiscal Developments, Policy Actions and Measures

billions of dollars

		Projection

	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028	2028– 2029	2029– 2030

Budgetary balance - Budget 2024	-40.0	-39.8	-38.9	-30.8	-26.8	-20.0

Economic and fiscal developments since Budget 2024	-21.8	-3.0	1.4	2.9	-2.6	-3.0

Budgetary balance before policy actions and measures	-61.9	-42.8	-37.4	-27.9	-29.4	-23.0	-18.7

Policy actions since Budget 2024		-3.4	-1.1	-0.2	1.3	0.8	0.4

2024 Fall Economic Statement measures (by chapter)

1. Reducing Everyday Costs		-1.7	-0.6	-0.3	-0.2	-0.2	-0.2

2. Investing to Raise Wages		-0.1	-2.7	-2.8	-2.4	-5.6	-4.9

3. Safety, Security, and Fair Governance		-0.3	-0.4	0.3	0.3	0.3	0.4

Subtotal - 2024 Fall Economic Statement Measures		-2.1	-3.7	-2.8	-2.3	-5.5	-4.7

Total – Policy actions since Budget 2024 and 2024 Fall Economic Statement measures		-5.5	-4.7	-3.1	-1.0	-4.7	-4.3

Budgetary balance	-61.9	-48.3	-42.2	-31.0	-30.4	-27.8	-23.0

Budgetary balance (per cent of GDP)	-2.1	-1.6	-1.3	-0.9	-0.9	-0.8	-0.6

Federal debt (per cent of GDP)	42.1	41.9	41.7	41.0	40.2	39.5	38.6

Budgetary balance - upside scenario	-61.9	-46.0	-34.8	-19.5	-16.5	-15.8	-14.9

Budgetary balance (per cent of GDP)	-2.1	-1.5	-1.1	-0.6	-0.5	-0.4	-0.4

Federal debt (per cent of GDP)	42.1	41.8	40.9	39.7	38.6	37.8	37.0

Budgetary balance - downside scenario	-61.9	-49.7	-51.6	-41.6	-36.8	-32.0	-27.0

Budgetary balance (per cent of GDP)	-2.1	-1.6	-1.7	-1.3	-1.1	-0.9	-0.7

Federal debt (per cent of GDP)	42.1	42.0	42.8	42.5	41.7	40.8	39.9

Budgetary balance - Budget 2024	-40.0	-39.8	-38.9	-30.8	-26.8	-20.0

Budgetary balance (per cent of GDP)	-1.4	-1.3	-1.2	-0.9	-0.8	-0.6

Federal debt (per cent of GDP)	42.1	41.9	41.5	40.8	40.0	39.0

Note: Totals may not add due to rounding. A negative number implies a deterioration in the budgetary balance (lower revenue or higher expenses). A positive number implies an improvement in the budgetary balance (higher revenue or lower expenses).

Alternative Economic Scenarios Analysis

In the upside scenario, the budgetary balance would improve by an average of approximately $9.2 billion per year, and the federal debt-to-GDP ratio would fall to 41.8 per cent in 2024-25 from 42.1 per cent in 2023-24, and be 1.6 percentage points lower than the 2024 Fall Economic Statement forecast in 2029-30 (Chart 41).

In the downside scenario, the budgetary balance would deteriorate by an average of approximately $6 billion per year, and add 1.3 percentage points to the federal-debt-to-GDP ratio in 2029-30 compared to the same year of the 2024 Fall Economic Statement forecast. Under the downside scenario, the deficit would remain well below 1 per cent of GDP by the end of the forecast horizon, and the federal debt-to-GDP ratio would still be lower in 2029-30 than it is today. Details of the government’s fiscal outlook and the fiscal impact of the scenarios can be found in Annex 1.

In 2023-24, the government is projected to record significant unexpected expenses related to Indigenous contingent liabilities. Absent these expenses, and allowances for COVID-19 pandemic supports, the 2023-24 budgetary deficit would have been approximately $40.8 billion, compared to the Budget 2024 projection of $40 billion. However, the higher-than-anticipated provisions for these two categories add accounting charges of $21.1 billion. The federal debt-to-GDP ratio in 2023-24—the most important metric—is 42.1 per cent, as forecast in Budget 2024. More information on expected results for the fiscal year that ended March 31, 2024, can be found in the Economic and Fiscal Developments section of Annex 1.

Economic and Fiscal Overview 37

The 2024 Fall Economic Statement includes $24.2 billion in new investments in priority areas such as reducing everyday costs and building more homes; and investing to raise wages through net-zero growth, bolster productivity, and boost innovation (Chart 42). Some of the most significant investments are:

–	$17.4 billion to extend the Accelerated Investment Incentive;

–	$1.1 billion to boost the Scientific Research and Experimental Development tax incentive program; and,

–	$1.6 billion for a Tax Break for All Canadians.

Overall, new investments in the 2024 Fall Economic Statement build a foundation for sustainable growth and equitable prosperity across generations and sectors.

Maintaining Canada’s Responsible Fiscal Anchor

The government is committed to its fiscal anchor: to reduce the federal debt-to-GDP ratio over the medium-term. This metric is key not only for fiscal sustainability, but also to preserve Canada’s AAA credit rating, which helps maintain investors’ confidence and keeps Canada’s borrowing costs as low as possible.

Fiscal Sustainability

In the 2024 Fall Economic Statement, the government’s financial decisions were guided by an important goal: to maintain the fiscal anchor and achieve the ongoing fiscal objective set out in Budget 2024 to keep the deficit under 1 per cent of GDP in 2026-27 and future years. Specifically:

–	The deficit-to-GDP ratio is expected to fall to under 1 per cent of GDP in 2026-27, consistent with the ongoing fiscal objective set out in Budget 2024.

–

The federal debt-to-GDP ratio in 2023-24 was 42.1 per cent, exactly as forecast in Budget 2024, reflecting stronger than expected economic growth after historical revisions. This ratio for 2024-25 is forecast to decline to 41.9 per cent, also matching Budget 2024 projections. This is a meaningful improvement from 47.2 per cent in 2020-21, at the peak of the pandemic. Since then, the federal debt-to-GDP ratio has declined in nearly every year, and the 2024 Fall Economic Statement forecasts a continued decline every single year. Canada’s fiscal performance on net debt as a share of the economy is the strongest in the G7.

–	Public debt charges as a share of the economy are expected to continue to remain near historically low levels (Chart 44).

Moving forward, the government remains committed to its responsible economic plan, and as part of this, will continue to focus on the objective of maintaining the deficit below 1 per cent of GDP beginning in 2026-27 and future years—in addition to its fiscal anchor.

Economic and Fiscal Overview 39

Canada’s lower interest rate advantage

Canada’s cost of borrowing is lower than both the United States and the United Kingdom—a reflection of our prudent fiscal stewardship. Chart 45 illustrates the impact on Canada’s public debt charges in a scenario where the higher interest rates experienced in these two countries is applied. If facing the same interest rates as found in the United States, Canada’s federal public debt charges could be an average of $16.5 billion higher per year over the medium term, reaching a level of $89.5 billion by 2029-30, or 2.4 per cent of GDP. Similarly, if facing the same interest rates as found in the United Kingdom, Canada’s federal public debt charges could be $15 billion higher per year, reaching a level of $87.9 billion by 2029-30.

The federal government provides more than $100 billion in annual financial support to provincial and territorial governments on an ongoing basis. This amounts to a substantial federal transfer of $2,490 per capita to the provinces and territories in 2024-25 (Chart 46). These funds support the provision of programs and services, including specific policy areas such as health care, post-secondary education, social assistance and social services, early childhood development, and child care. The federal government provides a further $2.4 billion to municipalities through the Canada Community-Building Fund (Chart 47), allowing local communities to make strategic investments in essential infrastructure, such as roads and bridges, public transit, drinking water and wastewater infrastructure, and recreational facilities.

Preserving Canada’s Fiscal Advantage

The 2024 Fall Economic Statement’s forecast shows the federal debt-to-GDP ratio lower than its recent pandemic peak and declining in 2024-25 and throughout the remainder of the forecast—consistent with the government’s fiscal anchor. The government’s economic plan is also projected to remain fiscally sustainable over the longer term.

“Current fiscal policy at the federal level is sustainable over the long term. We estimate that the federal government could permanently increase spending or reduce taxes by 1.5 per cent of GDP ($46 billion in current dollars, growing in line with GDP thereafter) while maintaining fiscal sustainability. Our assessment reflects all Budget 2024 measures.”

-  Parliamentary Budget Officer,

August 28, 2024

Economic and Fiscal Overview 41

Similar to the Parliamentary Budget Officer’s assessment, modelling scenarios developed by the Department of Finance based on a set of reasonable economic and demographic assumptions show the federal debt-to-GDP ratio declining from 2024-25 over the entire long-term projection horizon (Chart 48). This is despite adverse demographic trends, including an aging population. Sensitivity analysis around these long-term fiscal projections also indicates fiscal sustainability would be preserved under the downside scenario (see Annex 1).

World-Leading Fiscal Responsibility

Canada’s projected net debt-to-GDP ratio for 2024 is just 14.4 per cent, compared to the G7 average, excluding Canada, of 103.8 per cent. In fact, Canada’s net debt burden is still lower today than in any other G7 country prior to the pandemic—an advantage that Canada is forecasted to maintain through 2026 (Chart 49 and Table 4). Canada’s economic plan has also delivered the fastest fiscal consolidation in the G7 since the depths of the pandemic, resulting in Canada having the smallest deficit in the G7 as a share of the economy this year, tied with Germany, and over the next two years (Chart 50 and Table 4).

Economic and Fiscal Overview 43

Table 4

IMF General Government Fiscal Metrics, G7 Countries

per cent of GDP

						Projection
	2019	2020	2021	2022	2023	2024	2025	2026
Budgetary Balance

Canada	0.0	-10.9	-2.9	0.1	-0.6	-2.0	-1.0	-1.0

Germany	1.3	-4.4	-3.2	-2.1	-2.6	-2.0	-1.7	-1.0

Italy	-1.5	-9.4	-8.9	-8.1	-7.2	-4.0	-3.8	-3.5

United Kingdom	-2.5	-13.1	-7.9	-4.7	-6.0	-4.3	-3.7	-3.5

France	-2.4	-8.9	-6.6	-4.7	-5.5	-6.0	-5.9	-5.8

Japan	-3.0	-9.1	-6.1	-4.4	-4.2	-6.1	-3.0	-2.8

United States	-5.8	-13.9	-11.0	-3.9	-7.1	-7.6	-7.3	-6.7
Net Debt

Canada	8.7	16.1	14.3	15.6	13.1	14.4	14.6	14.7

Germany	39.6	45.1	46.0	46.2	45.1	45.6	45.7	45.1

United Kingdom	75.8	93.1	91.7	89.8	91.5	91.6	92.4	93.4

United States	82.7	97.8	97.3	93.2	95.7	98.8	101.7	104.1

France	89.0	101.6	100.5	101.0	101.7	104.1	107.1	109.4

Italy	121.2	140.8	133.4	126.9	124.1	126.6	128.7	130.5

Japan	151.7	162.0	156.3	149.8	154.2	155.8	153.9	152.5

Notes: The internationally comparable definition of “general government” includes the central, state, and local levels of government, as well as social security funds. For Canada, this includes the federal, provincial/territorial, and local and Indigenous government sectors, as well as the Canada Pension Plan and the Quebec Pension Plan. Country ranking is based on metric value in 2024.

Source: International Monetary Fund, October 2024 Fiscal Monitor.

Canada’s fiscal situation compares very well to a broader group of 30 other advanced economy peers, posting world-leading low deficit- and net debt-to-GDP ratios (Charts 51 and 52). This represents a sharp contrast with the country’s fiscal situation during the 1980s and early 1990s when the accumulation of relatively large deficits led to a rapid rise in Canada’s net debt burden and a deteriorating fiscal advantage relative to many advanced economy peers.

Underpinning Canada’s long tradition of fiscal responsibility are AAA credit ratings from Moody’s, S&P, and DBRS Morningstar. Canada is one of only two G7 economies, along with Germany, to have an AAA rating from at least two of the three major global credit rating agencies. Canada’s AAA credit ratings help maintain investors’ confidence and keep Canada’s borrowing costs as low as possible.

Economic and Fiscal Overview 45

Chapter 1

Reducing Everyday Costs

Since 2015, we have taken action to make life cost less, so every generation has a fair chance to succeed. We have introduced landmark social programs that invest in Canadians through every stage of life. These programs leave Canadians with more money in their pockets and more savings for their household budgets.

This includes making transformative investments to expand Canada’s social safety net and reduce the costs of essentials like child care, dental care, and prescription medications including insulin and contraceptives. We’re investing $200 billion over 10 years to improve Canada’s universal public health care system, to shorten wait times, and attract more family doctors. The federal government has increased its support for health care and social services, more quickly than the provinces and territories, and it calls on those governments to step up with what’s needed to improve services for Canadians, faster.

Already, 3 million Canadians, mostly children and seniors, are signed up and on track to save about $730 in their first year of dental coverage. And 1 million Canadians have already had their dental visits covered. By next year, up to 9 million uninsured Canadians will be covered by the Canadian Dental Care Plan.

With generous monthly Canada Child Benefit payments, the government now covers up to the first $8,000 in child expenses every year, to help all parents afford the essentials their kids need.

Students benefit from interest-free Canada Student Loans and increased Canada Student Grants of up to $4,200 per year—over twice as generous compared to a decade ago.

Seniors have the security of well-funded pensions and retirement benefits: a single senior age 75 and up would receive a maximum Old Age Security and the Guaranteed Income Supplement of $22,352 in 2024 ($21,490 for single seniors 65 to 74), up almost 40 per cent from the $15,990 available in 2015.

We’re putting more money in the pockets of Canadians at every stage of life, from childhood, into adulthood, and onto retirement. We’ve implemented generous new support to top-up the wages of full-time, minimum wage workers through the Canada Workers Benefit, which delivers up to $2,739 to a working family in 2024.

Our generational transformation of Canada’s social safety net means more Canadians today have better, more comprehensive health care—now including dental care and pharmacare—reducing out-of-pocket costs.

Reducing Everyday Costs 47

Making significant investments that improve Canadians’ health and quality of life is not just good social policy, it is good economic policy. The government is putting more money back in the pockets of workers and working families, so they can save for their future—whether that is buying their first home, paying off their mortgage, or saving for their child’s education.

These investments will deliver returns for Canadians. Investments in the Canadian Dental Care Plan will meaningfully reduce the $1.8 billion spent by Canada’s public health care system each year to treat dental health emergencies. Our $10-a-day child care system is benefitting nearly 1 million children, with some families saving up to $14,300 per child, per year.

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Reducing Everyday Costs 49

$13,800 for a Family with Two Young Children in 2024

Richard and Susan have two children under six in $10-a-day child care in Newfoundland and Labrador. With household income of $80,000, they could receive about $13,800 in savings and additional benefits in 2024, as a result of reduced child care costs, the Canada Child Benefit, and Canadian Dental Care Plan savings for their two children.

Once Richard and Susan become eligible for the Canadian Dental Care Plan in 2025, the family could save about an additional $900 in dental care costs.

$19,500 for a Multi-Generational Household in 2024

A multi-generational household living in Ontario with two parents, two university students, one with a disability, and two grandparents, both older than 75, could receive about $19,500 in savings and additional benefits in 2024, with more support coming soon:

-   About $15,200 for the two parents with employment income of $55,000, and two adult children who attend university full-time, one with a disability. These additional benefits are a result of the enhancements to Canada Student Loans and Grants, the Canadian Dental Care Plan, and the Canada Workers Benefit.

-   About $4,300 for the two grandparents, with income of $52,000 in 2024, as a result of the 10 per cent increase in Old Age Security benefits for seniors 75 and older, and the Canadian Dental Care Plan.

Once both the parents and the student without a disability become eligible for the Canadian Dental Care Plan in 2025, the family could save about an additional $2,500 in dental care costs. Additionally, once the student with a disability begins receiving the Canada Disability Benefit, the family would benefit from an additional $2,400 between July 2025 and July 2026.

Underpinning Canada’s transformed social safety net are record federal investments. In 2025-26, the federal government will invest almost $140 billion in a number of key social programs and benefits, compared to just $68 billion in 2015-16, when Canadians didn’t have access to some of these essential benefits. Moreover, the federal government is providing nearly $69 billion in 2024-25 to fund the social services run by provinces and territories through the Canada Health Transfer and the Canada Social Transfer.

Alongside a stronger social safety net, Canadians also need more affordable homes. Earlier this year, in Budget 2024 and Canada’s Housing Plan, the government kickstarted a Team Canada effort to build 4 million homes and make housing more affordable. The 2024 Fall Economic Statement outlines the progress the government is delivering on these commitments and introduces new measures to build more homes and reduce the costs of homeownership and rent for Canadians.

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Since this spring, the government has delivered new action to protect renters, make mortgages more affordable, cut red tape, and balance the pace of immigration with the supply of homes.

Our work is already improving the housing market.

The government’s fiscally responsible economic plan has enabled the Bank of Canada’s work to get inflation back within target and to lead the global rate cutting cycle with five interest rate cuts this year. Lower interest rates provide much-needed relief on monthly mortgage payments. For every 0.25 per cent interest rate cut from the Bank of Canada, a variable rate mortgage holder in Toronto or Vancouver, with an average priced home, will save nearly $2,000 every year. Further, these interest rate cuts are also helping homebuilders access cheaper financing to build more homes.

In addition, we’re bringing down costs for everyday purchases so more Canadians can save and invest in a home. These savings come through lower bank fees, fewer hidden fees, cheaper cell phone plans, and new tax-free accounts like the Tax-Free First Home Savings Account, which is already helping nearly 1 million Canadians save for their first downpayment. The federal government’s actions are already delivering results for Canadians. Housing starts are above pre-pandemic levels and some recent data suggest that asking rents for new leases are starting to decline in major cities following a very large increase in the preceding three years.

But we can’t stop here. We’ve put in place the building blocks needed to bring down the cost of housing and everyday essentials. We’re helping the middle class keep more of their paycheques. We’re reducing everyday costs for Canadians, and as detailed in Chapter 2, we’re investing in promising industries that will bring higher wages and more good jobs. By reducing daily expenses for Canadians, while also investing to raise wages, we are building a fairer Canada where every generation can succeed.

Reducing Everyday Costs 51

1.1 More Money in Your Pocket

Since 2015, we have taken action to make life cost less and put more money in your pocket. This includes investing in a Canada-wide system of $10-a-day child care; providing dental coverage for 3 million previously uninsured Canadians, with up to 9 million to be covered by 2025; introducing the Canada Disability Benefit; strengthening the Canada Pension Plan; and increasing Old Age Security benefits for seniors 75 and over.

The 2024 Fall Economic Statement is building on this work with further action to provide relief from the rising cost of living. Efforts to reduce everyday costs include a tax break for all Canadians, cracking down on the hidden fees that make everyday purchases more expensive, making banking more affordable, strengthening competition—especially in the grocery sector, delivering the Canada Carbon Rebate’s 20 per cent rural top-up to more rural Canadians, and ensuring Canada Disability Benefit recipients do not see their other benefits reduced. All of this work is part of our economic plan to help the middle class keep more of their money in their pockets.

A Tax Break for All Canadians

The government can’t set prices at the checkout, but we can give Canadians more money in their pockets. To help them buy the things they need and save for the things they want, on November 27, 2024, the federal government introduced the Tax Break for All Canadians Act, which has now received Royal Assent. The Act provides a two-month Goods and Services Tax/Harmonized Sales Tax (GST/HST) break for holiday essentials, like groceries, restaurant meals, drinks, snacks, children’s clothing, and gifts.

“…the GST/HST rebate will drive additional spending. BMO Economics is boosting Q1 GDP growth from 1.7% to 2.5%...” - BMO Economist Benjamin Reitzes, November 21, 2024

From December 14, 2024, to February 15, 2025, the Tax Break for All Canadians Act will provide real relief at the cash register by making the following items tax-free:

–	Prepared foods, including vegetable trays, pre-made meals and salads, and sandwiches;

–	Restaurant meals, whether dine-in, takeout, or delivery;

–	Snacks, including chips, candy, and granola bars;

–	Beer, wine, and cider;

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–	Pre-mixed alcoholic beverages of not more than 7 per cent ABV;

–	Children’s clothing and footwear, car seats, and diapers;

–	Children’s toys, such as board games, dolls, and video game consoles;

–	Books, print newspapers, and puzzles for all ages; and,

–	Christmas trees and similar decorative trees.

Removing the GST/HST from these qualifying goods for two months will provide an estimated $1.6 billion in federal tax relief in 2024-25.

Savings up to $300 on $2,000 of Holiday Essentials

A family spending $2,000 on qualifying goods, such as children’s clothing, shoes and toys, diapers, books, snacks for the house, or restaurant meals would realize GST savings of $100 over the two-month period.

In provinces where the provincial portion is now removed from qualifying goods, savings will be realized. For example, a $2,000 basket of qualifying purchases would realize HST savings of up to $260 in Ontario and up to $300 in Newfoundland and Labrador.

$10-a-day Child Care

Since its launch in Budget 2021, the federal government’s Canada-wide system of $10-a-day child care has delivered real results to put more money in the pockets of middle class families and help more parents, especially mothers, have a career, as well as a family. We’ve since achieved several key milestones:

✓

As of April 1, 2024, eight provinces and territories have reduced regulated child care fees to an average of $10-a-day or less, significantly ahead of schedule, and all other provinces have reduced fees by 50 per cent.

✓	In Quebec, which has been a leader in affordable child care since 1997, federal investments are creating more than 30,000 new spaces.

✓

As of September 2024, the federal government has created, or funded the upcoming creation of, 125,000 new $10-a-day child care spaces. We are on track to reach our goal of 250,000 new affordable spaces by March 2026, a 27 per cent increase in the number of regulated spaces since 2021.

✓

Created 35,000 affordable spaces for Indigenous child care, across 463 sites in First Nations and Inuit communities, 341 Aboriginal Head Start on Reserve programs, and 134 Aboriginal Head Start in Urban and Northern Communities programs.

In total, since 2021, the federal government has committed more than $34.2 billion, with another $9.2 billion ongoing for affordable child care. Now it’s time for provinces and territories to deliver on their end of the deal.

Reducing Everyday Costs 53

Building on this success, Budget 2024 established the Child Care Expansion Loan Program, and increased training for early childhood educators, to create even more child care spaces and help even more families benefit. Because parents, especially mothers, shouldn’t have to choose between raising a family or having a career, no matter where they live.

Budget 2024 also announced that early childhood educators working in rural and remote communities will be able to have a portion of their Canada Student Loans forgiven. Royal Assent of legislation in spring 2024 has enabled ongoing work to amend regulations, towards standing up loan forgiveness for rural early childhood educators by fall 2025.

Increasing Young Families’ Incomes

Our investments in $10-a-day child care are already showing results, supporting Canadians and Canada’s long-term prosperity and helping more mothers participate in the workforce. Between 2014 and 2023, the labour force participation gap between mothers and the total population fell from 12 percentage points to 9 percentage points. This increased Canada’s advantage relative to the gap in the United States to 5 percentage points.

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Table 1.1

Saving Families up to $14,300 on Early Learning and Child Care Every Year

Province / territory	Progress reducing fees to $10-a-day	Daily parent fee reduction to date	Federal funding, 2021-2026[1]	New spaces created or in-progress[2]	New spaces to be created by 2026[3]	Savings per child in 2024 (gross, up to amounts)[4]
ON	50 per cent (Dec. 2022)	$24	$10.24 billion	25,500	76,700	$8,500
QC5	$9.10-a-day (Jan. 2024)[6]	N/A	$5.96 billion	N/A	37,000	N/A
NS	50 per cent (Dec. 2022)	$15	$605 million	1,691	9,500	$6,000
NB	50 per cent (June 2022)	$17.18	$492 million	1,092	3,400	$3,600
MB	Achieved (Apr. 2023)	$12.27	$1.2 billion	1,699	23,000	$2,800
BC	50 per cent (Dec. 2022)	$25	$3.21 billion	10,000	30,000	$6,600
PEI	Achieved (Jan. 2024)	$10	$118 million	459	452	$4,170
SK	Achieved (Apr. 2023)	$20	$1.1 billion	5,217	28,000	$6,900
AB	$15-a-day (Jan. 2024)	$28	$3.8 billion	13,655	68,700	$13,700
NL	Achieved (Jan. 2023)	$29	$306 million	109	5,895	$6,300
NWT	Achieved (Apr. 2024)	$34	$51 million	70	300	$9,120
YT	Achieved (pre-2021)	-	$42 million	294	110	$8,400
NU	Achieved (Dec. 2022)	$27	$66 million	32	238	$14,300
[1]

Initial estimated funding amounts when the bilateral Canada-wide Early Learning and Child Care Agreements were signed. Actual funding amounts are subject to annual adjustments based on provincial or territorial shares of Canada’s 0 to 12 year-old population.

[2]	Reflects provincial or territorial total spaces created since 2021-22, as per provincial and territorial Annual Reports.
[3]	Space creation commitments in bilateral agreements as originally signed by provinces and territories.
[4]

Estimated savings for ON, NS, NB, BC, PEI, SK, AB, NL, and NWT are provincial and territorial estimates. Remaining savings calculations (MB, YK, and NU) are illustrative ESDC estimates. All estimates are relative to 2019 levels unless updated data has been provided by provinces and territories. All estimates are based on out-of-pocket parent fees. Actual savings for families will vary based on factors such as actual fees paid prior to reductions. Provincial and territorial methodologies and data for calculating estimated savings may vary.

[5]

In recognition of Quebec’s well-established affordable child care system, the federal government entered into an asymmetrical agreement with the Government of Quebec, which allows for further improvements to Quebec’s early learning and child care system, where parents with a subsidized, reduced contribution space already pay a single fee of less than $10-a-day. Funding provided to Quebec can be used by the province to fund its priorities with respect to direct services to families. Quebec has identified its priority as increasing the number of subsidized spaces by more than 37,000.

[6]

This amount is indexed and may increase with inflation or the growth rate of the cost of subsidized spaces. Parents of children in non-subsidized spaces are entitled to a refundable tax credit for child care expenses covering between 67-78 per cent of all expenses paid, depending on family income, with a maximum eligible expense of $43 per day in 2023.

Reducing Everyday Costs 55

More Generous Canada Carbon Rebate Rural Top-Ups

The Canada Carbon Rebate, worth up to $1,800 for an urban family of four in 2024-25, returns fuel charge proceeds directly to Canadians in provinces where the fuel charge applies. With the 20 per cent rural top-up, a rural family of four receives up to an additional $360 for a total of up to $2,160.

Rural Canadians receive this additional supplement to their Canada Carbon Rebate in recognition of the fact that living in rural areas and small communities often means spending more money on gas to travel longer distances, limited access to alternative transportation options, and other increased energy needs. That’s why the rural top-up doubled from 10 per cent to 20 per cent starting April 2024.

The rural top-up is generally available to those living outside a Census Metropolitan Area (CMA). However, due to how CMAs are laid out, not all rural Canadians are receiving the rural top-ups they should be getting. To expand eligibility for the rural top-up to more Canadians, in Budget 2024, the government committed to expanding eligibility by better defining rural areas.

The 2024 Fall Economic Statement announces the government’s intent to amend the Income Tax Act to deliver the Canada Carbon Rebate rural top-up to more Canadians by making those living in census rural areas and small population centres that are within CMAs eligible, starting in April 2025. With this change, 1.6 million more Canadians will receive the 20 per cent rural top-up next year.

Table 1.2

Number of Newly Eligible 20 Per Cent Rural Top-Up Recipients, 2025-261, 2

AB	SK	MB	ON	NB	NS	NL	Total
196,000	77,000	70,000	1,150,000	40,000	91,000	25,000	1,650,000
[1]	The Canada Carbon Rebate is paid out by household, rather than by individual. The first adult to file a tax return in the household receives the rebate.
[2]	As all residents of PEI are considered to be living in rural areas, the rural top-up is reflected in base Canada Carbon Rebate amounts for PEI.

Table 1.3

Annual Canada Carbon Rebate Amounts, 2024-251, 2

	AB	SK	MB	ON	NB	NS	PEI[2]	NL
Family of Four	$1,800	$1,504	$1,200	$1,120	$760	$824	$880	$1,192
Rural	$2,160	$1,805	$1,440	$1,344	$912	$989	$880	$1,430
[1]	BC, NWT, and QC maintain their own carbon pollution pricing systems. All direct proceeds from the federal system in YK and NU are returned to the respective territorial governments.
[2]	As all residents of PEI are considered to be living in rural areas, the rural top-up is reflected in base Canada Carbon Rebate amounts for PEI.

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20 Per Cent More for More Rural Canadians

Jim, Sharon, and their two children reside in Neebing, Ontario, a small municipality which is part of the Thunder Bay Census Metropolitan Area. In 2024-25, their family is receiving $280 every three months in base Canada Carbon Rebate amounts, for a total of $1,120. Because Neebing is considered a census rural area, Jim and Sharon’s family would become newly eligible for the rural top-up, which would provide them an additional 20 per cent of their base rebate amount, starting in April 2025.

Stronger Competition to Lower Prices

Stronger competition leads to lower prices and improved services for consumers, as well as more innovation in the marketplace.

Over the past year alone, the federal government has made the most significant reforms to competition and anti-trust law in decades, which will help:

✓	Put an end to big businesses, including grocers, leveraging contracts and leases to stifle competition;

✓	Stop anti-competitive mergers that raise prices and limit choices for Canadians;

✓	Crack down on anti-competitive practices by large dominant companies that drive up prices;

✓	Improve the focus on worker impacts in competition analysis; and,

✓	Prevent manufacturers from refusing to provide the means to repair devices in an anti-competitive manner.

Cracking Down on Hidden Fees

To better protect consumers in Canada, the federal government has taken significant strides to prevent deceptive advertising and to direct federal agencies to increase protections against hidden fees. These ongoing efforts will lower fees for Canadians, with more reductions underway. This work includes:

✓

Enforcing the strengthened Competition Act and defending Canadians against hidden fees: In September 2024, the Competition Tribunal ruled in favour of the Competition Bureau application against Cineplex online booking fees constituting drip pricing. As a result, Cineplex has been ordered to pay a financial penalty of over $38.9 million.

✓

Prohibiting a range of telecom fees: The Canadian Radio-television and Telecommunications Commission (CRTC) is implementing Budget 2024 amendments to the Telecommunications Act to prohibit extra fees for switching carriers, require carriers to notify consumers about available

Reducing Everyday Costs 57

plans at the end of their contracts, and require carriers to provide a self-service option so consumers can easily change or cancel their services. This work is expected to conclude in 2025. The CRTC will also consult on its consumer codes to strengthen consumer protections, harmonize protections, and empower consumers in dealings with telecom companies.

✓

Increasing transparency for phone plan prices: Earlier this year, the CRTC announced action to crack down on telecom carriers that are not being transparent with Canadians on the true costs of their phone plans. The CRTC demanded carriers demonstrate how they will provide affordable international roaming plans, and offer full transparency to customers on any price increases—so there are no surprises when your cell phone bill comes due.

✓

Capping non-sufficient fund fees: The government is in the process of capping non-sufficient funds fees charged by banks. Proposed regulations were published in the Canada Gazette, Part I on November 16, 2024, for a consultation period of 30 days, ending on December 16, 2024. Once comments from Canadians are received, the government will publish the final regulations in the coming months.

✓

Free family seat assignments on airplanes: The government is preparing to introduce amendments to the Air Passenger Protection Regulations in the near future to mandate airlines to seat all children under the age of 14 next to their accompanying adult at no extra cost.

✓

Increasing airline fee transparency: Efforts are underway with the Canadian Transportation Agency and the aviation industry to increase the transparency of air carriers’ optional fees, such as for checked and carry-on bags, meals, seat selection, and in-flight entertainment. This could include ensuring booking platforms provide fee transparency early in the booking process.

The federal government is calling upon provinces and territories to crack down on the hidden fees that fall under their respective jurisdictions, given their jurisdiction over many areas of consumer protection, such as concert or sport tickets. A Team Canada approach is required to crack down on the unfair practices, such as the malicious actors causing sky-high resale prices on Ticketmaster or StubHub.

Strengthening Local Food Supply Chains

All Canadians should have access to affordable, healthy, locally-grown food. This is particularly critical for the Canadian households who are facing food insecurity, and especially important for vulnerable populations, such as low-income families.

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To improve food security and strengthen local food supply chains, the government launched the Local Food Infrastructure Fund, currently in its second phase, and the new School Food Infrastructure Fund, as part of a $62.9 million initiative announced in Budget 2024. Both Funds build on Budget 2024’s launch of the $1 billion National School Food Program, which will ensure 400,000 more children have the healthy meals they need to succeed.

Through the Local Food Infrastructure Fund, the government is supporting communities to build the physical infrastructure needed for local food production, such as building community gardens and greenhouses. This Fund is also helping communities purchase equipment to process, distribute, store, and transport food to market. Since its launch in 2019, the Local Food Infrastructure Fund has invested over $65 million in more than 1,100 projects across Canada.

The new School Food Infrastructure Fund is helping community organizations deliver school food programming by investing in infrastructure and equipment that increases capacity for producing, processing, storing, and distributing food to schools. For example, this funding could be used to upgrade centralized kitchens and increase the number of meals served, using food grown in a local community.

Implementing Consumer-Driven Banking

To equip Canadians with the latest innovative tools for finance and banking, the government announced Canada’s Consumer-Driven Banking Framework in Budget 2024, and passed the Consumer-Driven Banking Act in June 2024. The Act included the foundational elements of scope and technical standards, and designated the Financial Consumer Agency of Canada (FCAC) as the lead agency.

A key priority of Canada’s Consumer-Driven Banking Framework is the safe and secure sharing of the financial data of Canadians and small businesses.

For example, the Consumer-Driven Banking Framework will allow renters to safely and securely share their on-time rent payment history to improve their credit score, in turn, making it easier to qualify for a mortgage, perhaps even at a lower interest rate. Furthermore, the Framework will enable the development of better budgeting tools and apps, so Canadians can better manage their expenses, stay on budget, and improve their financial situation.

The 2024 Fall Economic Statement announces the government’s intent to introduce legislation for the remaining elements of Canada’s Consumer-Driven Banking Framework, including accreditation and common rules. This legislation would:

-	Enable the Minister of Finance to designate a provincial or territorial authority to supervise certain provisions on an identified institution or class of institutions when certain conditions are met;

Reducing Everyday Costs 59

-

Establish a permanent federal, provincial, and territorial advisory committee, to inform the Senior Deputy Commissioner of FCAC’s work on administering and implementing the Consumer-Driven Banking Framework; and,

-	Ensure robust national security oversight of the Framework and protect Canadians’ financial information from hostile actors.

The 2024 Fall Economic Statement also announces the government’s commitment to launch Canada’s Consumer-Driven Banking Framework in early 2026.

Through the 2024 Fall Economic Statement the government proposes to provide FCAC with $44.3 million over three years, beginning in 2025-26, on a cash basis, to implement the Consumer-Driven Banking Framework, including to develop a consumer awareness campaign on consumer-driven banking and to create a public registry of the banks, credit unions, financial technology, and other financial services providers participating in the framework.

Credit for On-Time Rent Makes it Easier to Get a Mortgage

Fatima and Ahmed, a young couple from Vancouver, have been renting an apartment for three years while saving for their first home. They consistently pay their rent on-time each month, but do not have sufficient credit scores to qualify for a mortgage. Once consumer-driven banking is fully launched, Fatima and Ahmed will be able to safely and securely report their rent payment history to the credit bureaus to improve their credit scores. This will help them secure a mortgage to buy their first home, maybe even at a lower rate.

New Tools to Help with Budgeting

Nina, a recent university graduate, is focused on paying off her interest-free Canada Student Loans and her student line of credit. While she has made progress in paying off her debt, it has been difficult to get a clear picture of her overall financial situation. Once operational, Nina will be able to use new, innovative tools to opt-in to securely share her bank account balance and transaction data with an accredited budgeting app.

This will help Nina build an accurate budget, accurately track her spending, and be notified when she is spending beyond her budget, so she can refocus her spending on her goal—paying off her student loans. With better access to her financial information, Nina will have the tools to stay on track with her budget, save interest on her student line of credit, and get out of debt faster.

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Better Low-Cost and No-Cost Bank Accounts

The federal government and the Financial Consumer Agency of Canada (FCAC) have negotiated modernized low-cost and no-cost account agreements with Canada’s largest banks. These modernized agreements enhance the existing, outdated agreements by providing more online banking features. These new agreements maintain the existing account fees of $4 per month, for accounts available to all Canadians, and of $0 per month, now available to more groups.

For both $0 and $4 accounts, the new agreements increase the number of included free monthly debit transactions by 50 per cent—from 12 to 18—and now includes free modern payment methods, namely Interac e-transfers.

Eligibility for the $0 per month account is now available to more groups, including permanent residents, refugees, and temporary residents during their first year in Canada. In addition, banks that have signed on to the modernized agreements will need to extend $0 eligibility to at least one of the following groups:

–	Indigenous people;

–	People eligible for the Disability Tax Credit certificate; or,

–	Social assistance recipients from select provincial or territorial programs.

As of today, at least thirteen banks, including Canada’s six largest banks, have signed on to the commitment. Banks that sign on to the commitment will begin offering modernized $0 and $4 accounts by December 1, 2025. FCAC will monitor banks’ compliance with the new agreements.

Making Automatic Tax Filing a Reality

Nearly 20 per cent of Canadians with an income below $20,000 do not file a tax return. They are therefore not receiving many significant federal benefits they are eligible for, such as the Canada Child Benefit and the GST Credit. The government wants to help Canadians with the cost of living by ensuring they get the benefits to which they are entitled.

The Canada Revenue Agency (CRA) is working to make tax filing easier. This includes through the SimpleFile by Phone program, which invites Canadians to call in to answer a few brief questions and provide consent to automatically file an accurate tax return on their behalf. As committed in Budget 2023, SimpleFile by Phone will reach 2 million Canadians by 2025.

In February 2024, the CRA increased the number of previously planned, initial invitations for SimpleFile by Phone from 700,000 to over 1.5 million Canadians. As of November 3, 2024, 93 per cent of invitees had filed a tax return and are receiving $3 billion in benefits and credit payments, including:

✓	More than $1.4 billion in Canada Child Benefit payments;

Reducing Everyday Costs 61

✓	A little over $115 million in Canada Workers Benefit payments;

✓	About $490 million in GST Credit payments;

✓	Nearly $451 million in Canada Carbon Rebate payments; and,

✓	Over $535 million in provincial and territorial benefits issued by the CRA.

As part of the Budget 2023 commitments, the CRA also piloted a new national automatic tax filing service for lower-income individuals who have never filed a tax return or who have a gap in their filing history. In addition to not filing, tax filing gaps result in many Canadians not receiving their benefit payments.

While these programs have seen initial success, it is time for Canada to accelerate modernization of how Canadians file their taxes and make needlessly complicated and costly tax filing services a thing of the past. Many countries have already pursued full-scale automatic tax filing and the federal government is launching the second phase of its work to move Canada towards broad-based automatic tax filing.

To implement automatic tax filing, the 2024 Fall Economic Statement announces that the government is:

-

Developing legislation to allow the CRA to automatically file a tax return on behalf of certain lower-income Canadians using the information it has available, beginning as soon as the 2025 tax year. Eligible Canadians would receive a pre-filled tax return based on CRA data, and be invited to review and modify their information as necessary, or to opt-out of the automated filing process. If eligible Canadians do not opt out, the tax return would be filed on their behalf by the CRA, thereby helping more Canadians receive their benefits. Every effort will be taken to ensure that people have the opportunity to modify or opt-out as they choose.

-

Exploring expanding automatic tax filing to middle class Canadians with simple tax situations. This could include, for example, non-filers or those with a gap in their filing history and who do not claim most deductions and credits. It could also include a modest-income family who does not have the funds for a paid tax filing service.

-

Considering options for improving the availability of free online tax software for Canadians, as it is often not necessary to pay a tax preparer or an online service to file taxes, especially for those with simple and straightforward tax situations.

-

Proposing to amend the Canada Revenue Agency Act to provide that the Minister of National Revenue’s responsibilities include advancing the simplification and automation of individual tax filing in Canada.

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Putting More Money in More Canadians’ Pockets

Jonathan is a single dad with two young children, renting an apartment in Sault Ste. Marie, and earning $15,000 from his part-time job. He has never filed a tax return, which means he is missing out on generous federal, and possibly provincial, benefits such as the Canada Child Benefit, Canada Workers Benefit, Canada Carbon Rebate, GST Credit, Ontario Child Benefit, Ontario Trillium Benefit, and possibly other benefits that would put more money in his pocket.

With automatic tax filing, Jonathan would receive a pre-filled tax return from the CRA and be invited to file using a simplified filing method. By providing a few details, such as his rent payments, the CRA can ensure he receives all benefits to which he is entitled. If he does not respond, the CRA would use the information it has in his tax file to complete and file a tax return on his behalf.

After filing his taxes for the first time, with the help of the CRA, Jonathan receives around $27,000 in benefit payments.

Using the CRA’s new automated and free process, he could save up to $100 by not having to file his return with a tax preparation company.

The CRA has established an advisory group that will provide feedback and guidance on the path forward for automatic tax filing, and the government will consult with Canadians and Indigenous partners to ensure implementation enables more Canadians to receive the benefits to which they are entitled. Throughout the development of automatic tax filing, ensuring Canadians’ ability to opt-out of the CRA filing on their behalf will remain a central focus.

Cracking Down on Predatory Lending

Predatory lenders can take advantage of the most vulnerable Canadians by charging high interest and repayment rates to keep borrowers in a cycle of debt. These high-interest loans, which accelerate debt cycles, are disproportionately accessed by low-income Canadians, newcomers, and those with limited credit history.

To protect financially at-risk Canadians, the government has taken a series of actions to crack down on predatory lenders. Budget 2023 announced that the government would lower the criminal rate of interest, from the equivalent of a 48 per cent annual percentage rate (APR) to 35 per cent APR and cap the costs of a payday loan at no more than $14 per $100 borrowed. These changes come into effect on January 1, 2025.

The government furthered its crack down on predatory lending in Budget 2024 by enhancing enforcement of the criminal rate of interest through amendments to the Criminal Code. Budget 2024 also announced the launch of the federal government’s work with provinces and territories to harmonize and enhance consumer protections across Canada.

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Credit insurance, when offered in connection with a payday loan, can add to the already high costs of the loan, often with little benefit to the consumer. Some provinces already prohibit the sale of credit insurance in connection with a payday loan and have identified this as a best practice. In August 2024, the government held consultations on several proposed amendments to the Criminal Code, including on prohibiting the sale of credit insurance in connection with a payday loan, and on requiring a minimum repayment term on payday loans of 42 days and for lenders to accept payment in installments.

To protect vulnerable Canadians, the 2024 Fall Economic Statement announces the government’s intent to amend the payday lending exemption in the Criminal Code to prohibit the sale of credit insurance products in connection with a payday loan.

To make repayment schedules more manageable and lower default risks, the 2024 Fall Economic Statement also announces the government’s intent to make amendments to the payday lending exemption within the Criminal Code requiring a minimum term on payday loans of 42 days and for lenders to accept payment in installments. The government will provide 12 months for industry to transition to the new conditions.

Penalizing Predatory Debt Advisors

Canadians who experience difficult financial situations and take on excessive debt expect and deserve trustworthy financial advice from debt advisors.

However, unlicensed debt advisors, also known as lead generators, often deceive vulnerable borrowers towards the consumer proposal or bankruptcy process in exchange for payment. Lead generators do this by falsely marketing themselves as Licensed Insolvency Trustees regulated by the Office of the Superintendent of Bankruptcy, when they are, in fact, unlicensed.

These actors may sometimes encourage Canadians to file a consumer proposal or for bankruptcy without fully disclosing the implications of such actions. When filed unnecessarily, insolvency proceedings can increase the costs of unnecessary fees and fines, and the longstanding perpetuation of a borrower’s cycle of debt.

In Budget 2024, the government announced its intent to take a more proactive approach to protect the most financially at-risk Canadians from lead generators, limit the risk of harmful debt cycles, and help Canadians keep more of their money in their pockets.

To protect Canadians from receiving irresponsible advice from unlicensed debt advisors, the 2024 Fall Economic Statement announces the government’s intent to add civil remedies, including restitution, for non-compliance with the Bankruptcy and Insolvency Act, and increase the maximum criminal fines under that Act from $5,000 to $100,000 for individuals, and to $1 million for corporations.

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More Generous Pensions for Seniors

Canada’s public pensions provide the bedrock of a secure and comfortable retirement for every Canadian. Indexed to inflation, the Canada Pension Plan (CPP) and the Quebec Pension Plan, as well as Old Age Security and the Guaranteed Income Supplement, keep up with the cost of living to ensure the more than 7 million seniors benefitting this year maintain their purchasing power through retirement.

This year, the average CPP recipient is receiving an average of more than $8,400.

Budget 2024 announced, as part of the 2022-24 Triennial Review of the CPP undertaken in partnership with provinces and territories, improvements to the CPP that will:

–	Provide a larger Death Benefit for certain contributors;

–	Introduce a partial children’s benefit for part-time students;

–	Extend eligibility for the disabled contributors’ children’s benefit when a parent reaches age 65; and,

–	End eligibility for a survivor pension to people who are legally separated after a division of pensionable earnings.

The Budget 2024 changes will take effect on January 1, 2025. These new improvements build on the historic agreement the federal government reached with the provinces in 2016 to increase the CPP retirement benefit by up to 50 per cent over time. In 2019, this increase started being phased-in, ensuring Canadian workers have a strong and secure retirement, today and tomorrow.

Supporting Personal Support Workers

Canadians deserve a health care system that provides timely access to quality health services and medications, regardless of where they live or their ability to pay. Personal support workers at the front line of Canada’s health care systems. They support Canadians in living and aging with dignity and helped us get through the COVID-19 pandemic.

On February 7, 2023, the federal government announced it would provide $1.7 billion over five years to support wage increases for personal support workers and related professions, as federal, provincial, and territorial governments work together on how best to support recruitment and retention. Since then, the federal government has signed agreements with the governments of British Columbia, Newfoundland and Labrador, and the Northwest Territories to support personal support worker wage increases and training by providing $232 million, $25 million, and $5.3 million to these governments, respectively.

Reducing Everyday Costs 65

However, the progress of other provinces and territories is too slow. Personal support workers continue to face burnout and insufficient wages, which are funded by provinces and territories.

The 2024 Fall Economic Statement announces that, as provinces and territories have not agreed to bilateral deals to raise the wages of personal support workers, the federal government intends to introduce a new refundable tax credit for personal support workers, potentially modelled on the design of the tax credit for volunteer firefighters. To implement this measure, the government intends to introduce legislation as soon as possible. Further details will be announced in due course.

Exempting the Canada Disability Benefit from Tax

Reducing poverty and increasing the financial well-being of low-income persons with disabilities is a key priority in the government’s work to build a fairer Canada. In a major step towards this goal, Budget 2024 launched the new Canada Disability Benefit by investing $6.1 billion over six years, beginning in 2024-25, and $1.4 billion per year ongoing. Low-income Canadians with disabilities, between the ages of 18 and 64, will be eligible for the Canada Disability Benefit.

To ensure Canada Disability Benefit recipients keep the full value of their benefits, including other federal income-tested benefits and programs, such as the Canada Child Benefit, the 2024 Fall Economic Statement announces the government’s intent to bring forward legislation to exempt the Canada Disability Benefit from being treated as income under the Income Tax Act.

In addition to exempting this benefit from taxation, the federal government is calling on provinces and territories to ensure that Canada Disability Benefit recipients do not face reductions in support provided under their programs. The government will be monitoring the decisions of provinces and territories and is prepared to take action to ensure the federal benefit is not clawed back.

On June 29, 2024, the proposed Canada Disability Benefit Regulations were published in Part I of the Canada Gazette for feedback from Canadians. The consultation period was extended from the standard 30 days to 86 days to ensure all interested Canadians had an opportunity to share their views. The consultation period closed on September 23, 2024, and the government is currently reviewing the feedback received.

66 Chapter 1

An Extra $365 for a Single Worker with a Disability

Benoit earns $30,000 a year as a part-time assistant manager at a supermarket. As a working-age person who is eligible for the Disability Tax Credit, Benoit is expected to begin receiving $200 a month, starting in July 2025, under the new Canada Disability Benefit. By exempting the Canada Disability Benefit from his income under the Income Tax Act, there will be no requirement for Benoit to report this increase to his income when he files his tax return. As a result, Benoit will not see any reductions in the amount he receives under the Canada Workers Benefit. For 2026, this results in about $365 in savings.

An Extra $990 For a Couple with Disabilities

Agatha and Michelle are juggling the demands of raising two children while working, and earn a combined annual income of $45,000. As Disability Tax Credit recipients, Agatha and Michelle will begin receiving a combined $400 a month under the Canada Disability Benefit, starting in July 2025. Because the benefit will not be required to be reported as income when they file their tax returns, Agatha and Michelle will not have to worry about any reductions in their Canada Child Benefit, Canada Workers Benefit, or GST Credit. For 2026, this results in about $990 in savings.

1.2 Building 4 Million Homes, Faster

We’re investing to build homes at a record-breaking pace not seen since the Second World War, to stabilize the price of housing and ensure all Canadians, especially younger generations, can find an affordable place to call home.

Budget 2024 and Canada’s Housing Plan unveiled an all-hands-on-deck approach to build more homes and keep them affordable. To start, we’re building more homes by cutting municipal red tape, using faster, more innovative construction practices, and growing the skilled workforce we need to build nearly 4 million homes.

We’re also making it easier to own or rent a home. To help Canadians save up for a downpayment, we’re helping nearly 1 million Canadians save, with the help of tax relief, through the Tax-Free First Home Savings Account. As of December 15, 2024, we’re making the boldest mortgage reforms in decades, which will lower downpayments and lower monthly mortgage payments. We’re making these mortgage reforms to ensure all Canadians, including in the most expensive urban centres, can get their first home. We’re also working with provinces and territories to protect renters with a new Blueprint for a Renters’ Bill of Rights to crack down on excessive rent increases and renovictions, and make previous rent price history transparently available.

Reducing Everyday Costs 67

Progress Building More Homes

Since Budget 2024 and the release of Canada’s Housing Plan, the government has made a concerted effort to rapidly deliver on its commitments. We are doing this by:

✓	Since April, fast-tracking the construction or renovation of roughly 4,000 homes since April through the Apartment Construction Loan Program and the Affordable Housing Fund.

✓	Providing at least $100 million through the Apartment Construction Loan Program to help builders build homes on top of existing businesses and retailers.

✓	Fully utilizing the additional $20 billion issuance of Canada Mortgage Bonds to build 30,000 more rental apartments.

✓

Launching, on November 7, 2024, the $1 billion Canada Housing Infrastructure Fund direct delivery stream for municipalities, to help cities build the infrastructure needed to build more homes. Applications are open to municipalities until March 31, 2025.

✓

Unlocking underused federal lands for development through the Canada Public Land Bank, launched in August 2024, to build 250,000 homes on public lands, with 83 underused federal lands already identified.

✓	Providing $50 million for Canada’s Regional Development Agencies to scale-up innovative modular construction technologies that accelerate construction and reduce costs.

✓	Consulting, until December 31, 2024, on the taxation of vacant lands to incentivize landowners to use empty land for building housing, and not speculation.

✓	Introducing an accelerated capital cost allowance for eligible new purpose-built rental projects, to allow homebuilders to free up capital for their next project.

✓	Consulting, until January 20, 2025, to expand the removal of GST from purpose-built rental housing projects to new student residences built by universities, public colleges, and school authorities.

✓	A new $1 billion Rapid Housing stream to build deeply affordable, transitional, and supportive housing, and shelters for our most vulnerable.

✓

Investing $30 billion through the Canada Public Transit Fund—the largest transit investment in Canadian history—to build more public transit, accelerate commutes, reduce emissions, and help communities across the country grow.

✓

Confront the financialization of housing by consulting, until December 19, 2025, on restricting large corporate players from buying up single-family homes—because homes are for Canadians to live in, not a speculative asset class for investors.

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Figure 1.2

Key Federal Housing Programs are Fast-Tracking Projects Across Canada

Cutting Municipal Red Tape to Build 750,000 Homes

In 2023, we launched the $4 billion Housing Accelerator Fund to remove municipalities’ barriers to getting housing approved and built. These municipal zoning reforms include allowing four homes per residential lot as-of-right, reducing parking standards, cutting red tape, and making municipally owned lands available for housing to fast-track construction across Canada.

Through the 178 agreements signed to date, the federal government has committed nearly $4 billion to build over 100,000 new homes within the next two years. Over the next decade, these agreements will build 750,000 new homes.

Recognizing the success of—and strong demand from municipalities for—the Housing Accelerator Fund, in Budget 2024, we topped-up the program with $400 million. Over the summer, the Housing Accelerator Fund application window reopened for previous applicants who were not previously approved. Over 230 applications were received, indicating the continued interest from cities for help in building more homes, faster.

New agreements with communities are expected to be finalized in winter 2025.

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The Department of Housing, Infrastructure and Communities and CMHC are monitoring progress of these agreements and will place municipalities under review if they are found to be contravening their agreements with the federal government. CMHC is also developing a public tracker of progress on these agreements so that Canadians can hold their local governments to account.

Encouraging Bold Housing Reforms

Vancouver

The Housing Accelerator Fund is enabling Vancouver to help meet growing demand in the city. With federal support of almost $115 million, Vancouver is, among other measures:

✓  Updating planning rules to allow a variety of missing middle housing options across the city.

✓  Improving developers’ ability to build below-market rental homes.

✓  Enabling significant additional transit-oriented housing, job space, and community amenities along the new Broadway Subway line.

Through these actions, Vancouver is fast-tracking the construction of more than 40,000 homes, including affordable homes over the next decade.

Halifax

The Housing Accelerator Fund is enabling Halifax to address the housing crisis. Federal support of $80 million has resulted in Halifax:

✓  Revising zoning bylaws to allow four-unit buildings “as of right”, meaning developers will be able to build up to four units without special approvals.

✓  Working to introduce pre-approved housing designs, which will reduce the time and cost involved in planning each project.

✓  Making municipal lands available for affordable housing, and providing incentives to encourage affordable housing providers to build more housing, faster.

Through these actions, Halifax is fast-tracking the construction of 8,866 homes, including affordable homes over the next decade.

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Table 1.4

Housing Accelerator Agreements

Jurisdiction	Federal Funding	New Homes Over 10 Years

Airdrie, Alberta	$24.8 million	3,534

Banff, Alberta	$4.7 million	1,490

Bow Island, Alberta	$1.6 million	131

Calgary, Alberta	$228 million	35,950

Duchess, Alberta	$0.5 million	50

Edmonton, Alberta	$175 million	22,300

Smoky Lake, Alberta	$0.5 million	45

Sylvan Lake, Alberta	$5.5 million	442

Westlock, Alberta	$1.1 million	960

Stony Plain, Alberta	$5.2 million	1,394

Piikani Nation, Alberta	$2.3 million	166

Elizabeth Metis Settlement, Alberta	$0.9 million	72

Abbotsford, British Columbia	$25.6 million	2,326

Bowen Island, British Columbia	$1.6 million	114

Burnaby, British Columbia	$43 million	11,950

Campbell River, British Columbia	$10.4 million	4,256

City of North Vancouver, British Columbia	$18.6 million	3,170

Comox, British Columbia	$5.1 million	3,700

Coquitlam, British Columbia	$25 million	2,867

Gibsons, British Columbia	$2.1 million	900

Kelowna, British Columbia	$31.5 million	20,680

Pemberton, British Columbia	$2.7 million	1,995

Richmond, British Columbia	$35.9 million	3,125

Squamish, British Columbia	$7 million	1,350

Surrey, British Columbia	$95 million	16,500

Vancouver, British Columbia	$115 million	40,300

Victoria, British Columbia	$17.9 million	8,300

New Westminster, British Columbia	$11.4 million	2,734

Saanich, British Columbia	$14.9 million	4,766

Duncan, British Columbia	$2.6 million	1,060

Ucluelet, British Columbia	$2.1 million	918

Radium Hot Springs, British Columbia	$0.6 million	54

Tofino, British Columbia	$1.5 million	514

Lake Cowichan, British Columbia	$0.9 million	75

Sun Peaks, British Columbia	$1.5 million	350

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Jurisdiction	Federal Funding	New Homes Over 10 Years

Kitasoo Xai’xais Nation, British Columbia	$1.1 million	122

Lytton First Nation, British Columbia	$1.4 million	176

Tsawwassen First Nation, British Columbia	$2.5 million	210

Tsal’alh First Nation, British Columbia	$1.1 million	52

Boston Bar First Nation, British Columbia	$0.5 million	65

Seabird Island Band, British Columbia	$3.0 million	251

Skowkale First Nation, British Columbia	$0.4 million	24

Ulkatcho First Nation, British Columbia	$0.5 million	74

Aitchelitz First Nation, British Columbia	$0.3 million	22

Lheidli T’enneh First Nation, British Columbia	$0.8 million	225

Yakweakwioose, British Columbia	$0.2 million	17

Winnipeg, Manitoba	$122 million	15,867

Brandon, Manitoba	$6.2 million	761

Emerson Franklin, Manitoba	$1.9 million	352

Brokenhead, Manitoba	$0.7 million	130

Sioux Valley Dakota Nation, Manitoba	$1.5 million	120

Naawi-Oodena, Manitoba	$5.3 million	900

Bathurst (Pabineau), New Brunswick	$3 million	880

Campbellton, New Brunswick	$4.5 million	465

Cap-Acadie, New Brunswick	$2 million	360

Caraquet, New Brunswick	$2.7 million	1,135

Champdoré, New Brunswick	$3.8 million	636

Edmundston, New Brunswick	$4 million	1,913

Fredericton, New Brunswick	$10 million	2,560

Grand Bay – Westfield, New Brunswick	$1.1 million	101

Grand Bouctouche, New Brunswick	$2.9 million	1,170

Harvey, New Brunswick	$0.8 million	114

Indian Island First Nation, New Brunswick	$0.4 million	43

Moncton, New Brunswick	$15.5 million	5,585

Saint John, New Brunswick	$9.1 million	1,710

Shippagan, New Brunswick	$2.3 million	560

Sussex, New Brunswick	$3.2 million	914

Tracadie, New Brunswick	$2.5 million	621

Riverview, New Brunswick	$5 million	456

Bilijk, New Brunswick	$0.8 million	74

Tobique First Nation, New Brunswick	$1.1 million	70

Channel – Port Aux Basques, Newfoundland and Labrador	$3.3 million	390

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Jurisdiction	Federal Funding	New Homes Over 10 Years

Mount Pearl, Newfoundland and Labrador	$6.1 million	2,000

St. John’s, Newfoundland and Labrador	$10.4 million	4,138

Gander, Newfoundland and Labrador	$4.4 million	750

Grand Falls-Windsor, Newfoundland and Labrador	$4.6 million	1,117

Port Rexton, Newfoundland and Labrador	$0.9 million	30

New-Wes-Valley, Newfoundland and Labrador	$0.5 million	435

Fogo Island, Newfoundland and Labrador	$0.8 million	116

Cape Breton Regional Municipality, Nova Scotia	$11.4 million	3,100

Chester, Nova Scotia	$2 million	302

County of Antigonish, Nova Scotia	$1.9 million	140

East Hants, Nova Scotia	$5.8 million	2,825

Halifax, Nova Scotia	$79.3 million	8,866

Kings County, Nova Scotia	$6.0 million	1,240

Membertou First Nation, Nova Scotia	$1.9 million	186

New Glasgow, Nova Scotia	$3.3 million	500

Town of Antigonish, Nova Scotia	$1.3 million	136

Town of Lunenburg, Nova Scotia	$1.2 million	303

Town of Pictou, Nova Scotia	$0.8 million	375

West Hants, Nova Scotia	$1 million	1,500

Westville, Nova Scotia	$1.6 million	1,285

Wolfville, Nova Scotia	$1.8 million	280

Millbrook First Nation, Nova Scotia	$2.5 million	110

Paqtnkek Mi’kmaw Nation, Nova Scotia	$1.3 million	125

Pictou Landing First Nation, Nova Scotia	$0.5 million	34

Iqaluit, Nunavut	$8.9 million	1,450

Arviat, Nunavut	$1.5 million	135

Cambridge Bay, Nunavut	$1.4 million	188

Pond Inlet, Nunavut	$0.8 million	76

Sanikiluaq, Nunavut	$0.8 million	30

Chesterfield Inlet, Nunavut	$1 million	21

Gjoa Haven, Nunavut	$1.8 million	109

Igloolik, Nunavut	$1.2 million	40

Whale Cove, Nunavut	$0.9 million	36

Kimmirut, Nunavut	$1.3 million	70

Kugluktuk, Nunavut	$0.8 million	71

Rankin Inlet, Nunavut	$1.1 million	310

Resolute Bay, Nunavut	$0.5 million	16

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Jurisdiction	Federal Funding	New Homes Over 10 Years

Taloyoak, Nunavut	$1.1 million	64

Qikiqtarjuaq, Nunavut	$0.5 million	28

Arctic Bay, Nunavut	$0.6 million	63

Clyde River, Nunavut	$0.5 million	90

Grise Fiord, Nunavut	$0.5 million	11

Baker Lake, Nunavut	$0.5 million	180

Kinngait, Nunavut	$0.5 million	85

Pangnirtung, Nunavut	$0.6 million	85

Kugaaruk, Nunavut	$0.5 million	42

Yellowknife, Northwest Territories	$8.4 million	2,500

Hay River, Northwest Territories	$2 million	173

Jean Marie River First Nation, Northwest Territories	$0.9 million	32

Fort Simpson Métis Nation, Northwest Territories	$0.6 million	20

London, Ontario	$74 million	7,280

Vaughan, Ontario	$59 million	43,999

Hamilton, Ontario	$93.5 million	9,000

Brampton, Ontario	$114 million	24,100

Kitchener, Ontario	$42.4 million	37,533

Richmond Hill, Ontario	$31 million	41,760

Mississauga, Ontario	$113 million	35,215

Toronto, Ontario	$471 million	53,000

Guelph, Ontario	$21.4 million	9,450

Burlington, Ontario	$21 million	5,335

St. Catharines, Ontario	$25.7 million	12,417

Kingston, Ontario	$27.6 million	4,867

Ajax, Ontario	$22 million	10,713

Milton, Ontario	$22 million	4,619

Whitby, Ontario	$25 million	18,030

Waterloo, Ontario	$22 million	15,391

Ottawa, Ontario	$176.3 million	32,600

Marathon, Ontario	$1.9 million	305

Woolwich, Ontario	$6.7 million	1,648

Thunder Bay, Ontario	$20.7 million	6,669

North Grenville, Ontario	$5.2 million	1,700

Tecumseh, Ontario	$4.4 million	5,850

Cambridge, Ontario	$13.3 million	3,625

Markham, Ontario	$58.8 million	6,635

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Jurisdiction	Federal Funding	New Homes Over 10 Years

Barrie, Ontario	$25.6 million	4,100

Red Rock Indian Band, Ontario	$0.5 million	80

Whitesands First Nation, Ontario	$1.4 million	202

Wapekeka First Nation, Ontario	$1.8 million	54

Webequie First Nation, Ontario	$1.1 million	74

Wunnumin First Nation, Ontario	$1.8 million	54

Aroland First Nation, Ontario	$2.4 million	140

Long Lake #58 First Nation, Ontario	$2.6 million	339

Muskrat Dam Lake First Nation, Ontario	$1.7 million	382

Shoal Lake No.40 First Nations, Ontario	$2.1 million	135

Summerside, Prince Edward Island	$5.8 million	725

Charlottetown, Prince Edward Island	$10 million	1,050

Cornwall, Prince Edward Island	$4.3 million	522

Stratford, Prince Edward Island	$5 million	2,017

Three Rivers, Prince Edward Island	$3.4 million	410

O’Leary, Prince Edward Island	$0.6 million	59

Wellington, Prince Edward Island	$0.5 million	95

Province of Quebec	$900 million	--*

Regina, Saskatchewan	$35 million	3,050

Saskatoon, Saskatchewan	$41.3 million	25,240

Outlook, Saskatchewan	$0.9 million	69

Humboldt, Saskatchewan	$2.3 million	340

Moosomin, Saskatchewan	$1 million	124

Buffalo River Dene Nation, Saskatchewan	$1.3 million	35

Whitehorse, Yukon	$11 million	3,984

Dawson, Yukon	$1.0 million	370

Carmacks, Yukon	$2.4 million	471

Haines Junction, Yukon	$1.2 million	90

Watson Lake, Yukon	$2 million	105

Ta’an Kwäch’än Council	$3.1 million	68

Kwanlin Dun First Nation	$4.1 million	1,450

* The agreement with the Province of Quebec includes matching investments by the province, for a combined total of $1.8 billion in new funding for housing construction, which includes support for an additional 8,000 affordable homes.

Reducing Everyday Costs 75

Cutting Red Tape to Get Apartments Built

We have introduced changes to the Apartment Construction Loan Program to make it easier for builders to build and get more projects done, faster. These changes include:

✓	Extending loan terms;

✓	Extending access to financing to housing projects for students and seniors;

✓	Introducing a portfolio approach so builders can move forward on multiple projects at once;

✓	Providing additional flexibility on affordability, energy efficiency, and accessibility requirements; and,

✓	Launching a new frequent builder stream to fast-track the application process for proven home builders.

These changes will make it easier, cheaper, and faster to build homes in Canada. For students, it will mean finding a spot closer to campus. For young families, it will mean getting a good home in a liveable neighbourhood near workplaces. For seniors, it will mean an affordable place where they can downsize comfortably, if and when they’re ready.

More must be done to make the math work for homebuilders. Building on these efforts, CMHC is exploring new ways to make it easier for builders to access financing, informed by recommendations from key housing stakeholders. Further details will be announced before Budget 2025.

Adding Secondary Suites to Single-Family Homes

Even in Canada’s biggest, densest cities, decades of restrictive zoning by municipal governments have built communities primarily comprised of single-family homes. Many homeowners, such as retirees, no longer use all of the space that comes with a single-family home. Yet, they continue to pay the heating, cooling, insurance, and property taxes on that unused space.

Secondary suites offer an opportunity to bring much needed gentle density to our neighbourhoods, while lowering the cost of homeownership and making it easier for multi-generational families to live together.

By helping homeowners add secondary suites, such as rental apartments, in-law suites, and laneway homes, we can reduce costs for homeowners, such as by helping them pay off a mortgage with the income from a new rental apartment. Secondary suites can also bring families closer together. For example, a retired couple may wish to downsize into a new laneway home or in-law suite, so their children could raise their young family in the property’s existing home.

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To build more housing in single-family neighbourhoods, starting January 15, 2025, new mortgage insurance reforms will help homeowners add secondary suites to their homes by leveraging their home’s equity.

–

Specifically, these reforms allow refinancing with insured mortgages for secondary suites, to let homeowners access the equity in their homes to finance the construction of secondary suites. Borrowers will be able to access financing of up to 90 per cent of the post-renovation value of their home up to $2 million, and amortize the refinanced mortgage over a period of up to 30 years.

–

By increasing the mortgage insurance home price limit to $2 million for those refinancing to build a secondary suite, we’re ensuring homeowners can access this refinancing in all housing markets across the country.

Building on mortgage refinancing for secondary suites, the government is now moving forward with its Budget 2024 commitment to launch a Secondary Suite Loan Program. This program will provide low-interest loans to help cover homeowners’ renovation costs.

The 2024 Fall Economic Statement proposes to double the loan limit for the Canada Secondary Suite Loan Program to $80,000. The program will make it cheaper to add secondary suites by offering 15-year loan terms at a low-interest rate of just 2 per cent, and will be administered by the Canada Mortgage and Housing Corporation. Funding would be sourced from existing departmental resources.

The Canada Secondary Suite Loan Program will launch in early 2025.

Helping Families Live Closer Together

Nav and Rohan purchased a home in Toronto in 2019. Nav’s parents, Bobby and Pal, currently live in a large single-family home in Brampton, but are looking to downsize and move closer to their daughter. Nav and Rohan plan to build a secondary suite on their property for Bobby and Pal to rent, with an expected cost of up to $140,000. They plan to apply to the new Canada Secondary Suite Loan Program, which offers up to $80,000 in low-interest financing to add a secondary suite to their home.

For the remaining $60,000, the recent changes to mortgage insurance rules will allow Nav and Rohan to refinance their insured mortgage to access the equity in their home to fund the rest of the project’s cost.

By combining insured mortgage refinancing for secondary suites with the Canada Secondary Suite Loan Program, Nav and Rohan can reduce the cost of financing their project. The rent from Bobby and Pal will also help make Nav and Rohan’s mortgage payments more manageable. By building a secondary suite, the family can live closer together, all while saving money.

Reducing Everyday Costs 77

Accelerating Funding to Build Faster

The Apartment Construction Loan Program plays a crucial role in filling Canada’s housing supply shortage by providing developers with the necessary capital to build rental homes. To help more apartment buildings break ground and ensure homebuilders have the financing needed to keep building, the government topped-up the Apartment Construction Loan Program by $30 billion since the fall of 2023.

Due to high demand for the Apartment Construction Loan Program, the 2024 Fall Economic Statement announces that the government is accelerating $2 billion in low-cost financing, supporting 4,000 homes to be built faster. This ensures builders can access this critical financing now, not in the years ahead. This funding would be sourced from existing departmental resources.

The $6 Billion Canada Housing Infrastructure Fund

To build the houses Canadians need, we need to invest in the capacity for communities to grow and densify. Adequate water and solid waste infrastructure is essential to making this happen.

The federal government is doing its part to help cities build the infrastructure needed to build more homes. In Budget 2024, we launched the $6 billion Canada Housing Infrastructure Fund to unlock more housing in communities across the country.

The 2024 Fall Economic Statement announces that through existing funding allocated under the Canada Housing Infrastructure Fund’s $5 billion provincial and territorial stream, the federal government will fund:

-	The Winnipeg North End Sewage Treatment Plant in Manitoba, by providing $150 million over four years, starting in 2026-27; and,

-	The Iona Island Wastewater Treatment Plant in Metro Vancouver, British Columbia, by providing $250 million over five years, starting in 2025-26.

Funding for these two wastewater treatment plants, which is subject to meeting the Canada Housing Infrastructure Fund conditions, are just two of the many critical infrastructure projects that will be supported by this $6 billion Fund. We are actively working with provincial, territorial, and municipal partners to deliver funding through the $5 billion provincial and territorial stream and $1 billion municipal stream. More projects will be announced in due course.

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Canada Infrastructure Bank for Housing Initiative

The housing challenge in Canada requires innovative thinking, new partnerships, and a variety of financing supports to make progress. That is why in March 2024, the Canada Infrastructure Bank (CIB) launched its Infrastructure for Housing Initiative to provide low-cost financing to enable municipalities and Indigenous communities to build infrastructure in support of new housing supply in line with its priority investment areas, including water, transportation, public transit, and clean power.

The CIB is engaging with communities across Canada to advance the Infrastructure for Housing Initiative and develop a healthy pipeline of potential projects to unlock housing. Since the launch of the Initiative, the CIB has announced:

✓

$140 million to support water projects that are expected to enable the construction of approximately 15,000 new housing units in the City of Brandon and various communities in southeastern Manitoba; and,

✓	$2 million to support analysis and assessment work for the proposed redevelopment of the Namur-Hippodrome area of Montreal, which could enable more than 10,000 housing units.

Prior to the launch of the Infrastructure for Housing Initiative, the CIB had already announced financing to projects that will spur new housing, including:

✓

$7.9 million in the Netmizaaggamig Nishnaabeg community in Northern Ontario to help build critical electrical, broadband, and water service infrastructure for the establishment of approximately 55 fully serviced, multi-family affordable and social housing units;

✓	$15 million to support significant road upgrades and other social and community infrastructure initiatives in the Enoch Cree Nation Reserve in Alberta; and,

✓	$135 million in the Markham District Energy project, which will help expand future district energy systems and support future housing in the City of Markham in Ontario.

Building up to Four Homes at a Time

Many of Canada’s neighbourhoods are dominated by single-family homes, including in our major cities. This means there is an immense opportunity to gently increase density and increase the supply of housing close to good jobs, schools, and public transit. To incentivize homebuilders to make the most of available land by building more multi-family homes, multi-unit mortgage loan insurance needs to be reformed.

Reducing Everyday Costs 79

The 2024 Fall Economic Statement announces that the government is working with the Canada Mortgage and Housing Corporation to explore options for using mortgage loan insurance to support the construction of more two-to-four-unit homes.

More Financing for Affordable Housing

The government has taken bold action to deliver the funding affordable housing providers need. The Affordable Housing Fund is a flagship federal program that equips trusted affordable housing partners to keep delivering on their mandates.

In the 2023 Fall Economic Statement, we topped up the Affordable Housing Fund with an additional $1 billion, and in Budget 2024, we provided another $1 billion to create a permanent Rapid Housing Stream, bringing the Affordable Housing Fund’s total financing for partnered affordable housing providers to $15 billion today.

The Rapid Housing Stream will build and acquire deeply affordable housing, supportive housing, and shelters. This investment builds on the success of the previous three rounds of the Rapid Housing Initiative which supported 15,000 homes for our most vulnerable, including projects like Dunn House in Toronto. Dunn House is Canada’s first-ever social medicine supportive housing initiative led by the University Health Network, in collaboration with Fred Victor, United Way Greater Toronto, and the City of Toronto, and was made possible with over $14 million in funding from the federal Rapid Housing Initiative. Dunn House is a new four-storey modular building in a former parking lot that includes 51 new homes for people experiencing homelessness with social and health services provided on site. It’s exactly the type of project needed to confront the housing crisis and improve community health outcomes. The federal government will continue to work with partners to deliver more projects that recognize the critical link between housing and health.

Despite these record investments, affordable housing providers are still struggling to access financing to cover the costs of planning for new affordable housing projects. Providing financing to support development work, such as site planning, municipal regulatory approvals, and construction design, would enable affordable housing providers to deliver on their mandates of building more housing for those who need it most.

The 2024 Fall Economic Statement announces that $50 million over two years, starting in 2025-26, will be available through the Affordable Housing Fund for affordable housing providers to use for pre-development work. This funding would be sourced from existing departmental resources.

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Supporting Women and their Children Fleeing Violence

Women facing gender-based violence and their children are particularly vulnerable when it comes to housing. That is why, through previous housing investments, we have committed nearly $15 billion to date towards meeting the needs of women and children. This includes $250 million provided through Budget 2021 to build more transitional housing and shelter spaces through the Affordable Housing Fund.

The 2024 Fall Economic Statement announces that $50 million from the Affordable Housing Fund’s Rapid Housing Stream will be accelerated in 2025-26 to build more women’s shelter spaces. This will help ensure the safety and security of vulnerable women and their children. This funding would be sourced from existing departmental resources.

Supporting Non-Profit and Co-Op Housing Residents

The Federal Community Housing Initiative is a $618.2 million fund that supports community housing projects, including co-operative housing, with the funding they need to keep rent low and keep up with maintenance. This funding is essential to preserving the existing supply of affordable housing.

Specifically, the initiative provides support through two streams. First, it provides direct rental assistance payments to cover the cost of low-income tenants’ rent that is above 30 per cent of their household income. Second, it provides transitional funding to housing providers to ensure they can maintain and operate their existing housing stock—without raising rent.

The 2024 Fall Economic Statement proposes to provide $362.7 million over five years, starting in 2028-29, to extend the Federal Community Housing Initiative, which will provide tens of thousands of households with certainty they will continue to receive the rental assistance they count on.

A Team Canada Effort for Housing Affordability

Building more homes, faster, and making housing prices affordable requires a Team Canada effort. All orders of government—federal, provincial, territorial, and municipal—need to work together to remove barriers that slow down homebuilding.

Reducing Everyday Costs 81

The federal government is doing our part. Our housing plan includes $6 billion through the Canada Housing Infrastructure Fund to build the infrastructure, like water mains and sewer systems, needed to build more homes. Through Canada Builds, we are partnering with provinces and territories to build more rental homes across the country, by leveraging the $55 billion Apartment Construction Loan Program to support provinces and territories that launch their own ambitious housing plans.

We’ve provided $5.3 billion since 2019, including an additional $1.3 billion in Budget 2024, to equip communities to deliver critical front-line services to the most vulnerable—those experiencing homelessness and housing insecurity.

We’re not just providing funding, we’re pushing provinces and territories to act now, and match our $250 million investment in Budget 2024 to help end encampments and end homelessness. By leveraging federal funding, we can put a combined $500 million Team Canada investment forward to create more shelter spaces, transitional homes, and services to help those in encampments find housing. The federal government is ready to negotiate agreements with provinces and territories to end encampments.

Table 1.5

Provincial and Territorial Allocations to End Encampments and Homelessness and Support Housing-Enabling Infrastructure

Province/Territory	Helping End Encampments	Canada Housing Infrastructure Fund – Provincial and Territorial Stream
	2024-25 to 2025-26	2025-26 to 2035-36

BC	$39.8 million	$590.7 million

AB	$34.9 million	$513.7 million

SK	$8 million	$187.9 million

MB	$7.4 million	$209.8 million

ON	$88.6 million	$1.55 billion

QC	$49.5 million	$955 million

NB	$3.5 million	$150.5 million

NS	$5.3 million	$170.9 million

PE	$1 million	$86.2 million

NL	$2 million	$123.1 million

YT	$1 million	$74.2 million

NU	$1 million	$73.9 million

NT	$1 million	$74.2 million

Total	$243.3 million	$4.76 billion

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1.3 Lowering the Cost of Homeownership

Canadians work hard to be able to afford a home. However, the high cost of mortgage payments is a barrier to homeownership, especially for Millennials and Gen Z. The prospect of owning a home in Canada needs to be as real for young people today as it was for previous generations.

And for the millions of Canadians who rent, including those who prefer the flexibility that comes with renting, significant rent increases in recent years have pushed what was once an affordable option out of reach. While asking rents for new leases have begun to decline this fall, we need to keep up our efforts to sustain this progress on bringing rent back to affordable levels by working hard to get more homes built, faster.

Although home prices have fallen from their pandemic-era highs—with Canada experiencing larger declines over the past year than many other economies—prices remain elevated compared to pre-pandemic levels.

The federal government is lowering the cost of both buying and renting a home. We’re lowering downpayments and monthly mortgage payments to help more Canadians buy that first home, and we’re building more rental apartments to bring down the cost of rent—so you can save for that first downpayment.

Reducing Everyday Costs 83

Progress for First-Time Buyers and Homeowners

In recent months, our government has:

✓	Helped nearly 1 million Canadians save up for a downpayment with the Tax-Free First Home Savings Account;

✓	Increased the Home Buyers’ Plan withdrawal limit from $35,000 to $60,000, to reflect the cost of downpayments in the most expensive housing markets;

✓	Unveiled blueprints for a Renters’ Bill of Rights and a Home Buyers’ Bill of Rights to support fair home renting and buying processes; and,

✓	Reached a total of almost 100,000 loans approved to help households reduce their home energy bills with loans of up to $40,000 through the Canada Greener Homes Loan Program.

Lower Downpayments and Lower Mortgage Payments

In Budget 2024, the government announced it would permit 30-year mortgage amortizations for first-time home buyers purchasing new builds, including condos. This measure came into effect on August 1, 2024. However, the government knows that even bolder action is required to unlock homeownership for every generation.

That is why, on September 16, 2024, the federal government announced the boldest mortgage reforms in decades to make mortgages more affordable and put homeownership back within reach for Canadians.

First, these reforms increase the $1 million price cap for insured mortgages to $1.5 million, to reflect current housing market realities. This will help more Canadians qualify for a mortgage with a downpayment below 20 per cent. Increasing the insured-mortgage cap—which has not been adjusted since 2012—to $1.5 million will help more Canadians buy a home.

Second, these reforms expand eligibility for 30-year mortgage amortizations to all first-time home buyers and to all buyers of new builds, to reduce the cost of monthly mortgage payments, so more Canadians, particularly younger generations, can afford a mortgage as they climb the salary ladder. By helping Canadians buy new builds, including condos, the government is taking yet another step to incentivize more new housing construction and tackle the housing shortage.

These two major mortgage reforms came into effect on December 15, 2024. Combined with falling interest rates, these reforms will result in meaningful reductions in downpayments and monthly mortgage payments for new homebuyers with insured mortgages.

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Reducing Downpayments

Laura and Alex, young professionals in Toronto, are planning to start a family but the 1-bedroom condo they rent is too small. They have been saving carefully for five years to buy a larger place, but with the price of a semi-detached house averaging $1.04 million in Toronto, they are struggling to come up with the $208,000 minimum downpayment. The new mortgage insurance rules raising the eligible home price limit for mortgage insurance from $1 million to $1.5 million will lower their downpayment requirement to $79,000 letting them start the next chapter of their lives sooner.

Reducing Everyday Costs 85

Lowering Monthly Payments

Mealla has been renting an apartment in Kelowna but is looking to purchase her first home. Although she has managed to save $50,000 for a downpayment, she is concerned that with current interest rates, she would struggle to afford the $2,779 monthly mortgage payment for the average home priced at $550,000. With the new mortgage insurance rules allowing 30-year amortizations for first-time homebuyers, Mealla could reduce her monthly mortgage payment from $2,779 to $2,533. This would make the monthly mortgage payments more affordable for Mealla and bring her closer to getting the keys to her first home.

Removing the Stress Test at Mortgage Renewal

When the time comes to renew their mortgage, Canadians deserve a chance to shop around for a better rate from a new lender. The government believes homeowners should get a chance to find a better deal, in a more competitive mortgage market, every time they renew.

In the 2023 Fall Economic Statement, the government confirmed that homeowners with insured mortgages did not have to requalify against the mortgage stress test (also known as the minimum qualifying rate) at renewal, making it easier for many homeowners to switch lenders.

On November 21, 2024, the Office of the Superintendent of Financial Institutions (OSFI) removed the stress test requirement for uninsured mortgage holders who switch from one federally regulated lender to another. With this change, more mortgage holders can now switch lenders at renewal without requalifying.

These measures increase mortgage competition and help more Canadians reduce the cost of interest on their mortgage. Building on these measures:

The 2024 Fall Economic Statement announces that the government will launch consultations on ways to improve the structure and effectiveness of the stress test on insured mortgages.

In addition, following OSFI’s announcement, the government is amending the mortgage insurance rules to remove the stress test requirement for uninsured mortgage holders who switch from a federally regulated lender to a lender that purchases portfolio insurance for the mortgage. Today, the Department of Finance published a technical backgrounder outlining the parameters for this measure, which is effective immediately.

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Reviewing Long-Term Fixed Rate Mortgages

Canadian mortgage lenders can offer mortgages of any term, but historically, mortgage terms of five years or less have been the most common. In other countries, such as the United States, 30-year fixed rate mortgage terms are common, but carry higher interest rates and have fewer flexibilities than the average Canadian mortgage. The government is examining the barriers to making long-term mortgages more widely available in Canada and offering more options to borrowers looking for a mortgage.

The 2024 Fall Economic Statement announces that the government will launch consultations on the market development of long-term mortgages in Canada.

Energy Retrofits with $40,000 Interest-Free Loans

Energy costs, such as electricity and natural gas bills, are typically the second biggest recurring expense of owning a home, along with home insurance and property taxes. Home energy costs can be reduced with retrofits that lower energy consumption, such as installing more efficient heating systems like heat pumps, replacing old doors and windows, and adding insultation.

To help homeowners with the cost of retrofits that reduce their home energy bills, the Canada Greener Homes Loan Program provides 10-year interest-free loans of up to $40,000. Already, the program has approved almost 100,000 loans to help households reduce their home’s energy costs for heating and cooling.

The 2024 Fall Economic Statement announces the Canada Greener Homes Loan Program will deliver an additional $600 million in interest-free loans to support 15,000 to 24,000 more homeowners in reducing energy costs and advancing Canada’s goal of achieving net-zero emissions by 2050. This investment has a fiscal cost of $174.4 million over six years, starting in 2024-25.

The government recognizes that the cost of energy efficiency retrofits can make them difficult to access for low- to median-income households. To help, in Budget 2024, the government announced $800 million for the Canada Greener Homes Affordability Program. This program will fund energy efficiency retrofits for low- to median-income households, including renters, to lower energy bills and make homes less costly to heat and cool, comfortably. A call for proposals from provinces and territories was launched this fall, focusing on regionally tailored initiatives that can get up and running as quickly as possible. The Canada Greener Homes Affordability Program is also providing dedicated support to Indigenous partners to advance their energy efficiency priorities.

Reducing Everyday Costs 87

Retrofits to Save $960 Every Year on Home Energy Bills

Lily and Wenzhuo recently bought their first home. The house is older, with drafty windows and a gas furnace needing to be replaced. As part of the Canada Greener Homes Loan program, they undertake an EnerGuide home evaluation. For their home, the most effective energy efficiency upgrades were determined to be attic insulation, air sealing, door and window replacements, and replacing their gas furnace with an electric heat pump. Lily and Wenzhuo receive a $40,000 interest free loan—with a 10-year repayment term—for the recommended retrofits. Once these retrofits are completed, their home is more comfortable, and they save $960 every year on their energy bills.

Switching from Home Heating Oil to Save $2,600 Every Year

Matthew lives in Halifax and has owned his home for 30 years, but his aging oil furnace is starting to show signs of wear, and his annual oil bill is upwards of $5,000. Matthew undertakes an EnerGuide home evaluation and applies to the Canada Greener Homes Loan program. He is approved for an interest-free loan that covers the entire cost of installing an electric heat pump. With his new cold climate air source heat pump, he saves about $2,600 every year—a more than 50 per cent reduction to his annual home heating bills.

Restricting Large Corporate Investors from Buying Single-Family Homes

Homes are for Canadians to live in, not a speculative asset class for investors. When purchasing a home, Canadians might expect to be bidding against other potential buyers, but not a multi-billion-dollar hedge fund.

On November 19, 2024, the government launched consultations on restricting large corporate investors from buying existing single-family homes in Canada. The government is holding consultations with all Canadians, provinces and territories, financial sector regulators, and other stakeholders to gather input on the scope of investor activity in the single-family home market, its impact on housing affordability, and on potential restrictions that would keep homes available to Canadians looking to buy. The government is inviting feedback until December 19, 2024, at consultation-housing-logement@fin.gc.ca.

Following consultations, further details will be announced in Budget 2025.

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Advancing Flood Insurance

Canadians deserve affordable flood insurance to help them protect their homes and belongings. As announced in Budget 2023 and reaffirmed in Budget 2024, the government intends to develop a flood insurance program for households at high risk of flooding. This would include offering flood reinsurance and establishing a separate insurance affordability subsidy program.

The government will now launch targeted conversations with provincial and territorial governments on potential flood insurance program design parameters ahead of the 2025 Federal, Provincial, Territorial Meeting of Ministers Responsible for Emergency Management.

Provinces and territories have a role to play in protecting Canadians from floods and sharing the cost of the program. Provinces and territories can help reduce the risk in their areas of responsibility, such as land use planning. The federal government is committed to working with provinces and territories and the insurance industry to ensure that Canadians at high risk of flooding are not put in harm’s way.

Following further engagement with provinces, territories, and the insurance industry, more details will be announced in Budget 2025.

Combatting Mortgage Fraud

As announced in Budget 2024, the federal government is committed to fighting mortgage fraud through income verification. The Canada Revenue Agency (CRA) has been actively consulting with international tax administration partners and IT, privacy, security, and legal experts to identify options that would help financial institutions detect and deter fraud in a manner that is secure, user-friendly, and compatible with the CRA’s systems.

The 2024 Fall Economic Statement announces that this fall, the CRA has expanded its outreach to the broader financial sector, including mortgage lenders, on how to best design and implement a new tool to combat mortgage fraud. The CRA aims to begin implementation of this measure in early 2025.

Reducing Everyday Costs 89

Balancing Immigration with the Supply of Homes

Accelerating the pace of new housing construction while reducing immigration supports our efforts to ensure supply can catch up with demand. Relieving demand for housing and social services benefits Canadians, and better sets newcomers up for success.

In the 2025-2027 Immigration Levels Plan, released on October 24, 2024, the federal government announced we are pausing Canada’s population growth for two years, before returning to sustainable growth of 0.8 per cent in 2027. Pausing population growth for two years will significantly improve housing affordability and protect workers.

This year, for the first time, the Immigration Levels Plan set targets for temporary resident admissions, including international students and foreign workers. Targets for temporary and permanent residents were developed in tandem.

Permanent resident admissions will decrease to 395,000 in 2025, to 380,000 in 2026, and to 365,000 in 2027. More than 40 per cent of all permanent resident admissions in 2025 will be students or workers who are already residing in Canada, meaning they will not increase housing demand. The economic immigration stream, which is essential to attracting skilled workers who boost economic growth, will continue to represent the largest share of permanent resident admissions each year. By 2027, nearly 62 per cent of all permanent resident admissions will be through the economic immigration stream.

Canada’s temporary resident population, compared to each previous year, will decline by 445,901 in 2025, by 445,662 in 2026, and then increase modestly by 17,439 in 2027. These figures represent work and study permits issued to new arrivals to Canada. This plan is in support of reducing temporary resident volumes to 5 per cent of Canada’s population by the end of 2026. To achieve this, the government is moving forward with several immigration reforms, including:

✓	Reducing the study permit intake cap for 2025 by 10 per cent compared to 2024 levels;

✓	Introducing new eligibility requirements for the Post-Graduation Work Permit, including requiring a minimum proficiency level in a Canadian official language; and,

✓

Limiting spousal work permit programs to spouses of international master’s, doctoral, or certain professional programs, or spouses of foreign workers employed in management positions or occupations with labour shortages.

Overall, the Immigration Levels Plan will reduce demographic demand for housing by 670,000 homes by the end of 2027, according to Department of Finance calculations, allowing supply to catch up. The Parliamentary Budget

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Officer estimates that the Immigration Levels Plan could reduce Canada’s housing supply gap by 45 per cent by 2030, as demographic demand slows and homebuilding accelerates. Many private sector economists have also predicted slower population growth will take pressure off the housing market and allow prices to ease, particularly in the rental market.

“Assuming that the population evolves in line with the government’s projection, we estimate that the 2025-2027 Immigration Levels Plan will reduce Canada’s housing gap in 2030 by 534,000 units (45 per cent). After accounting for the government’s new immigration plan, we estimate Canada’s housing gap in 2030 to be 658,000 units.”

-  Parliamentary Budget Officer,

November 15, 2024

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Reducing Everyday Costs

millions of dollars

	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
1.1. More Money in Your Pocket	1,656	94	32	24	1	1	1,808
A Tax Break for All Canadians*	1,640	0	0	0	0	0	1,640
A Tax Break for All Canadians - Administration Funding	16	87	21	0	0	0	125
Implementing Consumer-Driven Banking	0	7	11	24	1	1	43
1.2. Building 4 Million Homes, Faster	0	41	-35	-67	-10	56	-14
Adding Secondary Suites to Single-Family Homes	0	21	40	62	63	71	258
Less: Funds Previously Provisioned in the Fiscal Framework	0	-35	-102	-177	-95	-21	-431
Accelerating Funding to Build Faster	0	5	28	48	0	0	80
Year-Over-Year Reallocation of Funding	0	0	0	0	0	-67	-67
The $6 Billion Canada Housing Infrastructure Fund	0	50	88	88	88	88	400
Less: Funds Sourced from Existing Departmental Resources	0	-50	-88	-88	-88	-88	-400
More Financing for Affordable Housing	0	25	25	0	0	0	50
Less: Funds Previously Provisioned in the Fiscal Framework	0	-25	-25	0	0	0	-50
Supporting Women and their Children Fleeing Violence	0	50	0	0	0	0	50
Year-Over-Year Reallocation of Funding	0	0	0	0	-50	0	-50
Supporting Non-Profit and Co-Op Housing Residents	0	0	0	0	73	73	145

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	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
1.3. Lowering the Cost of Homeownership	39	475	298	244	174	126	1,356
Energy Retrofits with $40,000 Interest-Free Loans	39	113	8	7	5	3	174
Balancing Immigration with the Supply of Homes**	0	19	-158	-255	-324	-369	-1,086
Forgone Revenues	0	343	448	492	492	492	2,268
Additional Investments – Reducing Everyday Costs	0	3	3	0	0	0	5
Loaves and Fishes Community Food Bank Project	0	3	3	0	0	0	5
Funding proposed for PacifiCan to support Loaves and Fishes Community Food Bank’s construction of a food distribution warehouse in Nanaimo, British Columbia.
Chapter 1 - Net Fiscal Impact	1,695	612	299	201	165	183	3,155

*A Tax Break for All Canadians was announced on November 21, 2024.

**Presents the fiscal impact of the 2025-2027 Immigration Levels Plan released on October 24, 2024. Forgone revenues represent lower projected fee revenue from decreased permanent immigration and other previously announced immigration measures that contribute to reducing the share of temporary residents to 5 per cent of the total population by 2026.

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

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Chapter 2

Investing to Raise Wages

We are building a future where Canadians get good jobs with high wages they can count on, and that starts with growing the economy.

Canada’s future economic prosperity—and sustained wage increases for Canadians—depends on sustained growth. To secure this growth, we are investing in productivity and innovation, bringing more Canadians into the workforce, and protecting and strengthening our trading relationships with our closest allies and partners. In the face of uncertainty following the U.S. election, securing recent strong flows of private capital into Canada and ensuring Canada is competitive in the North American economy are of critical importance to Canada’s prosperity.

Our strategic investments in clean technology, life sciences, emerging technologies, and power generation are already building a business environment that is crowding in private capital and creating more good jobs with higher wages for Canadians. Combined with our action to reduce everyday costs, our efforts to create the kind of economic growth that raises Canadians’ wages will mean they have more money in their pockets to save for their future, and build a better life.

We must redouble our efforts to adapt to the evolving global trade landscape, and ensure Canada is prepared for a swift response to any economic threats, including tariffs. To do that, we are investing in a more productive, more innovative economy that capitalizes on Canada’s strengths—including an abundance of natural resources and a highly skilled workforce—while building on the proven Team Canada approach through which we secured the new NAFTA in 2019.

The government’s economic plan is taking action across four fronts to make workers better off. First is making generational investments that reduce the cost of living for Canadians, including $10-a-day child care, which is unlocking the full potential of Canada’s labour force. Second, the government is investing $2.4 billion to secure our AI advantage and nearly $5 billion in Canadian brainpower to ensure Canada’s best and brightest minds can discover the next scientific breakthroughs here at home. Third is overcoming ongoing geopolitical uncertainty and a rapidly changing global trade landscape by securing our economic ties with trusted trading partners. Fourth is ensuring Canada competes in the global industrial transition, which is why the federal government’s $94 billion suite of major economic investment tax credits, most of which are now available to investors, support clean energy generation and the manufacturing of clean technology in Canada. Investing in our critical minerals and metals and using them to make our own supply chains more resilient and helping our allies do the same is part of this effort. So is diversifying our trade routes and strengthening our position as a global energy superpower, with nation building projects like the Trans Mountain Expansion and LNG Canada.

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Building on these investments, the 2024 Fall Economic Statement announces new initiatives to secure economic growth and protect jobs, particularly in light of new economic uncertainties in North America and globally following the U.S. election. This includes further investments in clean technologies, facilitating investment here in Canada by Canadian pension funds, and government reciprocity policies that protect our national interests, at a time of rising economic nationalism. This Fall Economic Statement also updates on our work with allies to advance our collective interests and economic security.

Making Canada a Top Destination for Private Capital

Since 2015, the government’s economic plan has been driving prosperity and creating growth. Strategic investments across the economy and in all regions of Canada have maintained Canada’s attractiveness as a leading global destination for private capital.

Among the G7, in 2023, Canada received the most foreign direct investment per capita, according to the OECD. What’s more, the latest data on investment intentions show that businesses are planning to significantly increase capital expenditures, especially in power generation and in those sectors critical to reaching net-zero emissions by 2050.

Actions the federal government has already taken to attract business investment, including in this Fall Economic Statement, are:

Expanding Canada’s Energy Export Capacity with TMX, LNG Canada, and Cedar LNG

✓  Canada is strengthening its position as a global energy supplier, with significant advancements in exporting both oil and liquefied natural gas (LNG). In May 2024, the Trans Mountain Expansion Project became operational, boosting the pipeline’s crude oil export capacity from 300,000 barrels per day to 890,000 barrels per day, enabling greater access to international markets. The TMX expansion has supported a narrowing of the WCS-WTI price differential, which since its recent peak of $27 in late 2023, has narrowed to about $12 since October.

✓  LNG Canada, in Kitimat, British Columbia is the country’s largest LNG project and is set to begin operations in mid-2025. LNG Canada will have an initial export capacity of 14 million tonnes per year, delivering low-carbon LNG to Asian markets.

✓  In June 2024, Cedar LNG, another Kitimat-based project, reached its final investment decision. Once operational, Cedar LNG will become one of the first majority Indigenous-owned LNG export facilities, with a projected capacity of 3 million tonnes per year and best-in-class low emissions performance. The project underscores Canada’s commitment to responsible energy development and economic partnerships with Indigenous communities.

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Ensuring Canada’s Tax and Incentive Competitiveness

✓  Canada is encouraging businesses to seize the investment opportunities of the global industrial transition, with major economic investment tax credits representing $94 billion in federal incentives.

✓  The government has now delivered four of its six major economic investment tax credits.

✓  The government will introduce legislation to deliver the next two major economic investment tax credits and proposed expansion and enhancement to other major economic investment tax credits.

✓  These measures are attracting investment and businesses are announcing major economic projects across economic sectors. These projects will not only reduce emissions, but also promote job creation and economic growth. Projects will be attracted across Canada, reflecting a wide range of economic opportunities that span different industrial sectors.

✓  More broadly, Canada has the lowest marginal effective tax rate (METR) in the G7, and a 5.2 percentage point competitive advantage over the average U.S. METR.

✓  To ensure that Canada remains a competitive place to do business, the government is fully re-instating the Accelerated Investment Incentive and immediate expensing measures from 2025 to 2029, with a four-year phase out after 2029. The government is taking steps now to support Canada’s competitiveness, while continuing to monitor developments on tax reform in the United States.

Crowding in Private Sector Capital for the Global Industrial Transition

✓  Canada is crowding in private investment in low-carbon projects, technologies, businesses, and supply chains through the Canada Growth Fund, a $15 billion, arm’s length investment fund led by a world-leading team of public sector pension investment professionals. Since launching in 2023, the Canada Growth Fund has already committed about $3 billion to eight investments.

✓  Investing in major infrastructure projects that benefit Canadians and attract private capital, the Canada Infrastructure Bank (CIB) is using its $35 billion envelope and a range of innovative financing tools to build more infrastructure across the country. As of September 2024, the CIB has made over $13 billion in investment commitments for more than 70 projects across its green infrastructure, clean power, public transit, trade and transportation, and broadband infrastructure priority sectors, representing $36 billion in total capital costs.

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Making Canada a Top Destination for Private Capital

Building Critical Trade Infrastructure

✓  Connecting Windsor, Ontario, to Detroit, Michigan, the Gordie Howe International Bridge is expected to open in fall 2025. With a $6.4 billion federal investment, this bridge will be an integral crossing allowing the efficient movement of people and goods.

✓  Investing $4.3 billion under the National Trade Corridors Fund (NTCF) to improve the movement of people and goods in Canada, and help Canadian businesses compete in key global markets. Projects funded under the NTCF include:

-  $150 million for the Port of Montreal’s Contrecoeur expansion to develop a new state-of-the-art container terminal able to handle up to 1.15 million containers (TEUs);

-  $135 million for upgrades to the North Klondike Highway in Yukon to improve road safety, increase resilience to the impacts of climate change, and ensure reliable access to goods and services; and,

-  $100 million to Edmonton International Airport to build a new global cargo handling operation.

✓  Investing $30 million in the Ports of Montreal and Québec to electrify shore power operations, which will reduce the emissions of vessels while they are docked at the ports.

Supporting Indigenous Economic Participation

✓  In April, the federal government announced the Indigenous Loan Guarantee Program, which will provide up to $5 billion in loan guarantees to support Indigenous equity ownership in projects in the natural resource and energy sectors. These loan guarantees will help lower the cost of borrowing for eligible Indigenous groups, enabling them to benefit from revenue-generating natural resource and energy assets that will return revenue to communities for generations to come.

Harnessing our Natural Resources

✓  The government has dedicated $3.8 billion for Canada’s Critical Minerals Strategy, to secure Canada’s position as the world’s supplier of choice for critical minerals and the clean technologies they enable. This includes the $1.5 billion Critical Minerals Infrastructure Fund, which will support the development and deployment of clean energy and transportation infrastructure that will enable the development and expansion of critical minerals projects in Canada.

✓  Included in the suite of major economic investment tax credits is the Clean Technology Manufacturing investment tax credit, which is providing a 30 per cent incentive to invest in property used for manufacturing and processing activities, including the extraction and processing of 6 key critical minerals.

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Global Leadership in Non-Emitting Nuclear Energy

✓  Canada’s global leadership in non-emitting nuclear energy is a key component of the global industrial transition. With its world-class nuclear facilities and expertise, like CANDU technology, Canada is at the forefront of deploying innovative solutions such as small modular reactors, which have the potential to provide scalable, safe, and reliable zero-emission energy to complement larger energy projects. Investments in nuclear energy not only support Canada’s ambitious climate goals, including achieving net-zero emissions by 2050, but also position the country as a global hub for research, development, and the export of nuclear technology. These efforts strengthen Canada’s economy, create high-quality jobs, and enhance energy security at home and abroad.

✓  With the world’s largest deposits of high-grade uranium, Canada is a world-leading producer of this important element for nuclear fuel. While much of it is used in Canada for domestic nuclear energy, 85 per cent of it is exported to like-minded countries, including the United States.

✓  In addition to certain major economic investment tax credits supporting investments in the nuclear sector, the government has committed up to $3 billion in export financing to Romania for two new CANDU reactors and provided $50 million for Bruce Power’s nuclear expansion. The Canada Infrastructure Bank is investing $970 million in Ontario Power Generation’s small modular reactor project at Darlington.

Strengthening Canada’s AI Advantage

✓  Since 2016, the federal government has announced over $4.4 billion to support artificial intelligence (AI) and digital research infrastructure, including $2.4 billion announced in Budget 2024 to scale-up AI compute infrastructure, for AI adoption programs, and to launch an AI Safety Institute. This builds on Budget 2024’s investment of nearly $5 billion in Canadian brainpower—research grants, scholarships, student grants and loans, and world-leading research infrastructure—as well as federal investments in scientific discovery and research talent since 2016 of more than $16 billion.

Making Early Learning and Child Care More Affordable

✓  Since 2021, the federal government has committed more than $34.2 billion over five years starting in 2021-22, and $9.2 billion ongoing for affordable child care. As of April 2024, eight provinces and territories are now providing regulated early learning and child care for an average of $10 a-day or less, with all other provinces having already reduced fees by 50 per cent.

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Making Canada a Top Destination for Private Capital

✓  The labour force participation rate for women in their prime working years is at 84.9 per cent as of October of this year, and almost one percentage point higher than in 2019. This is a driver of economic growth.

Delivering Canada’s Housing Plan

✓  In April 2024, the federal government released its ambitious housing plan, supported by billions in new investments from Budget 2024. The plan centres around three pillars: building more homes, making it easier to own or rent a home, and helping Canadians who can’t afford a home.

✓  This plan aims to build nearly 4 million homes, including through:

-  Cutting municipal red tape through the Housing Accelerator Fund, which removes barriers to building and is fast-tracking over 750,000 homes over the next decade.

-  Making the math work for homebuilders, by removing the GST on new purpose-built rental housing projects, providing $55 billion in low-cost financing, and more.

-  Using innovative construction practices to build homes faster and smarter, supported by investments in Canada’s Regional Development Agencies to scale up these technologies.

-  Growing the homebuilding workforce by creating apprenticeship opportunities to train and recruit the next generation of skilled trades workers.

Investments in Public Transit

✓  Since 2015, the government has committed $30 billion in support of more than 2,000 public transit projects across Canada—from new subway lines in Canada’s biggest cities to transit services in rural and remote communities. This includes investments in the Millennium Broadway Subway Extension in Vancouver, the Finch West light rail line project in Toronto, buses and charging stations to serve the Gaspésie-Îles-de-la-Madeleine and the Métis-sur-Mer communities in Québec, as well as public transportation investments to serve the people living in Edmundston, Madawaska Maliseet First Nation and Haut-Madawaska in northwestern New Brunswick.

✓  In 2024, the government announced the new Canada Public Transit Fund to help communities deliver better public transit systems. The fund will provide $3 billion per year beginning in 2026-27, for predictable, baseline funding for communities with existing transit systems; targeted funding to meet local needs, including for rural transit and active transportation; and investments to support the planning and construction of a broad range of public transit infrastructure projects in large urban areas, such as the 55 new subway cars for the TTC’s Line 2, announced on November 29, 2024.

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Unlocking Pension Investment in Canada

✓  To help spur greater investment in Canada, the government announced in Budget 2024 that Stephen Poloz, former governor of the Bank of Canada, would explore ways to facilitate domestic investment opportunities for Canadian pension funds, including in the priority areas of infrastructure, AI, and venture capital investments. Since then, the former governor has consulted and engaged with a wide range of stakeholders to hear views on the priority investment areas identified, perceived barriers to investments in Canada, and potential actions the government could take. This Fall Economic Statement announces the results of that work.

Cutting Red Tape

✓  In 2022, the government launched the Federal Action Plan to Strengthen Internal Trade, which is guiding work with the provinces and territories to cut red tape. This included a rigorous assessment of remaining federal exceptions in the Canadian Free Trade Agreement and important investments in trade data and research. Budget 2024 took further steps to support red tape reduction by announcing the government’s intent to introduce amendments to the Red Tape Reduction Act to broaden the use of regulatory sandboxes across government.

✓  The government will advance its progress on cutting red tape including with a new proposed Red Tape Reduction Office to accelerate the removal of red tape from the regulatory system, including from existing regulations, and with strengthened accountability and oversight, and better engagement with Canadians and Canadian businesses.

✓  The Ministerial Working Group on Regulatory Efficiency has advanced a comprehensive action plan and Cabinet Directive that sets out firm service standards and strict timelines to get projects through their federal approval processes faster, via the Privy Council Office’s Clean Growth Office, and make Canada an energy superpower. Implementation includes offering permitting plans and coordination services to the companies and organizations working to build major projects in Canada.

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2.1 More Productive and Innovative Jobs

For nearly two years, Canadians’ wages have outpaced inflation. The government’s economic plan has supported wage growth through investments in productivity and innovation, which have created more jobs that pay higher wages, while also protecting existing jobs. The government will keep investing in clean energy and emerging technologies to attract more capital and help wages keep rising.

In particular, the government is leveraging Canada’s competitive advantages in sectors like artificial intelligence, emerging technology, power generation, and critical minerals. We’re doing this to seize the potential of Canada’s highly skilled workforce—the most educated workforce in the world—and deliver more good-paying jobs for Canadian workers.

Building on the strategic investments announced in Budget 2024, the government is working to ensure that Canada reaps the benefits of artificial intelligence and is boosting support for scientific research and experimental development to help more small- and medium-sized Canadian businesses invest in R&D. This is part of the government’s economic plan to build a more innovative economy, with fewer barriers to investment and more opportunities for workers to get good, well-paying jobs.

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Securing Canada’s AI Advantage

The federal government is strengthening Canada’s thriving artificial intelligence (AI) ecosystem and securing Canada’s position as a global AI leader.

Already this year, in Budget 2024, the government announced $2.4 billion in AI support, including $2 billion to build and provide access to computing capabilities and technological infrastructure for Canada’s world-leading AI researchers, start-ups, and scale-ups.

Following consultations this summer, the 2024 Fall Economic Statement is announcing the Canadian Sovereign AI Compute Strategy, which will provide support to our world-class researchers and innovative AI firms in the coming years. Using funding provided by Budget 2024, this Strategy will provide:

✓

$300 million over three years, starting in 2025-26, for the AI Compute Access Fund to help reduce the high costs and barriers that Canadian small- and medium-sized businesses face in boosting their compute capacity.

✓

$700 million over five years, starting in 2024-25, toward Boosting Canadian AI Champions through support for projects that will grow our Canadian AI ecosystem and create anchor firms. Funding will be available

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through a competitive call for proposals under Innovation, Science and Economic Development Canada’s Strategic Innovation Fund.

✓	Up to $200 million over two years, starting in 2025-26, for targeted investments to augment existing compute infrastructure and capacity in the near-term to meet immediate needs, including:

-	$85 million for the Digital Research Alliance of Canada to add additional compute capacity to its national network;

-	$60 million for the AI institutes—Mila, Vector, Amii—to provide compute capacity to their researchers and clients; and,

-

$30 million for the Vital real-time health computing infrastructure for Trials, Artificial Intelligence, and a Learning Health System (VITAL) to pilot a secure digital AI infrastructure to leverage Canadian health data.

✓	$800 million over four years, starting in 2025-26, towards a transformational investment in large-scale public compute infrastructure.

The Strategy’s first investment of up to $240 million for Toronto-based Cohere was announced on December 6, 2024, to secure private capital and incentivize its strategic partners to build a new cutting-edge, multi-billion-dollar AI data centre in Canada that will come online in 2025.

Canada’s early investments in a Pan-Canadian AI Strategy have resulted in a strong ecosystem of AI researchers and experts poised to drive global innovation and unlock commercial opportunities. To further secure the Canadian AI advantage and strengthen the existing Pan-Canadian AI Strategy Commercialization Pillar:

The 2024 Fall Economic Statement proposes to provide $150 million over three years, starting in 2024-25, for the Global Innovation Clusters and $24 million over two years, starting in 2025-26, for the National AI Institutes to support the continuation of their AI commercialization activities.

Efforts are well underway to ensure Canadian businesses are best placed among their global peers to seize the transformative opportunities of AI. Officially launched in October 2024, small- and medium-sized businesses now have access to AI adoption funding through:

–

The National Research Council’s Industrial Research Assistance Program’s AI Assist stream helps businesses navigate the challenges of developing and adapting generative AI and deep learning solutions. The program also provides information, planning and execution assistance to develop these technologies safely and ethically.

–	Canada’s Regional Development Agencies’ Regional AI initiative helps bring new AI technologies to market and speed up AI adoption in sectors across the country.

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The newly established Canadian AI Safety Institute will also enhance the responsible and safe adoption and deployment of AI, helping businesses and researchers to harness the power of AI with the assurance that the technology is safe and benefits Canadians.

Beyond these soon-to-be or already available initiatives for businesses, the government is seizing Canada’s potential as a leading AI data centre hub. With abundant clean electricity, cold winters conducive to cost effective server cooling, robust fibre optic networks, and world-leading data privacy protections, Canada has the required components to build global AI data centres.

Leveraging AI to Boost Public Service Productivity

Governments and major organizations around the world are harnessing the potential of artificial intelligence (AI) to improve service standards, create efficiencies, and reduce costs. To improve the efficiency and quality of program and service delivery for Canadians, and reduce the costs of running government, Canada’s public service needs a transformative strategy to leverage new technologies like AI.

Informed by consultations launched by the President of the Treasury Board on September 16, 2024, Canada’s first AI strategy for the federal public service will ultimately guide responsible AI adoption throughout the federal public service.

The government is already using AI solutions, in a responsible way, to enhance productivity, improve service delivery, and create new efficiencies. This includes:

–

In March 2024, the Canada Revenue Agency launched an alternative method for taxpayers to gain secure access to their accounts using their smartphone, government-issued identification and facial recognition technology. Citizens no longer need to wait for a security code to be delivered by mail, and can securely access their files right away. Since its launch, more than 1 million taxpayers have successfully used the service.

–

Employment and Social Development Canada is using machine learning algorithms to improve the service delivery of the Employment Insurance (EI) Program. For example, automation has reduced the manual intervention required on EI claims whenever a client provides new information or has a change in their circumstances, improving the accuracy of EI benefit calculations.

–

Agriculture and Agri-Food Canada is using a generative AI chatbot, AgPal Chat, to provide tailored information to farmers and agribusinesses on the more than 400 agriculture and agri-food programs and services available to them.

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–

Housing, Infrastructure and Communities Canada (HICC) delivers programming to Canadians to improve housing outcomes and support public infrastructure. Through the use of machine learning forecasting, HICC has streamlined the process for delivering these transfer payments, with efficiencies of over 20 hours saved monthly.

–

Public Services and Procurement Canada has developed an AI-based Virtual Assistant tool to support compensation advisors and improve case processing at the Public Service Pay Centre. Preliminary findings indicate that the tool has the potential to increase the productivity of a compensation advisor by at least 30 per cent.

AI has also broken down language barriers and made writing and translating more accessible. Thanks to its strong AI sector and language industry, with thousands of well-paying jobs, Canada has the technological and linguistic expertise to develop a sovereign language AI ecosystem. The federal government is a key funder of AI research and buyer of linguistic services, positioning it well to support this progress and benefit from technological advances.

Large language AI models and machine translation will fundamentally change the way we work, but Canadians need language AI that relies on, and generates, Canadian content. Already, AI is helping our bilingual nation translate:

–

Canada’s centre of linguistic expertise, the Translation Bureau, holds an extensive repository of bilingual texts that is invaluable for training AI models to understand and generate accurate translations and language processing. The Translation Bureau is leveraging its linguistic, technical, and innovative expertise to implement the most effective technologies for translation and interpretation.

–	Going forward, established and effective practices will be used to deploy AI beyond official languages, including translating documents into Indigenous languages.

There are significant opportunities to leverage AI and support a strong Canadian AI sector. The government will further drive efficiencies that improve the quality of service and program delivery with AI, wherever practical.

Further details on a strategy to leverage AI to make the public service more efficient are in Chapter 3.

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Boosting Scientific Research and Experimental Development

The Scientific Research and Experimental Development (SR&ED) tax incentives are a cornerstone of Canada’s innovation strategy. The program currently supports the research and development activities of over 22,000 businesses operating in Canada. About 75 per cent of SR&ED credits are claimed by Canadian-controlled businesses. Making this support more generous, and targeting it to high-growth potential firms, would further encourage Canadian businesses to invest in innovation and drive economic growth.

Informed by consultations earlier this year on how to best deliver new funding:

The 2024 Fall Economic Statement proposes several new enhancements to the SR&ED program, effective for taxation years that begin on or after the date of this Fall Economic Statement:

-	Increasing the annual expenditure limit on which Canadian-controlled private corporations are entitled to earn an enhanced 35 per cent investment tax credit, from $3 million to $4.5 million;

-	Increasing the prior-year taxable capital phase-out thresholds for the enhanced credit from $10 million and $50 million to $15 million and $75 million, respectively; and,

-	Extending the enhanced refundable SR&ED credit to Canadian public corporations.

Cutting-edge technologies are a key driver of growth for businesses. Incentives to implement technology make Canada a more attractive place to invest. Businesses need more capital to boost productivity and compete in the economy of tomorrow, capital which Canada is providing. By helping businesses purchase and implement productivity-enhancing technology, such as IT systems capable of running machine learning for eligible SR&ED projects, we can help businesses improve their bottom lines.

To help businesses increase their investment in productivity-enhancing assets, the 2024 Fall Economic Statement proposes to restore the eligibility of capital expenditures for both the deduction against income and the investment tax credit components of the SR&ED program, effective for property acquired on or after the date of this Fall Economic Statement.

These proposed changes represent the first of further reforms related to the SR&ED program and promoting innovation that the government intends to advance. More details on program administration and updates to qualified expenses will be announced in Budget 2025.

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These proposed changes will provide support to innovative businesses estimated at $1.9 billion over six years, starting in 2024-25, with $370 million per year ongoing. Of this, $750 million over five years, starting in 2025-26, with $150 million per year ongoing, would be sourced from existing Budget 2024 funding.

To encourage the development and retention of intellectual property in Canada, the 2024 Fall Economic Statement also announces the government’s intent to implement a patent box regime. The government is reviewing feedback from consultations held earlier this year and will announce details of the patent box regime in Budget 2025.

Accelerating Digital Adoption for Small Businesses

Digitalization is profoundly changing how businesses operate and compete in today’s global economy. New advanced digital technologies—such as artificial intelligence (AI)—are improving businesses’ production processes, interactions with customers and suppliers, and organizational efficiencies. The more that Canadian businesses adopt new technologies, the more they can meet changing customer needs, stay competitive, and drive economic growth.

The 2024 Fall Economic Statement proposes to provide up to $500 million over four years, starting in 2025-26, on a cash basis, to the Business Development Bank of Canada to provide financing and expertise to help small- and medium-sized businesses adopt digital technologies, with a priority focus on AI.

Delivering the Major Economic Investment Tax Credits

To seize the investment opportunities of the global clean economy, the government has now delivered four of its six major economic investment tax credits. These include the:

✓	Carbon Capture, Utilization, and Storage investment tax credit, available as of January 1, 2022;

✓	Clean Technology investment tax credit, available as of March 28, 2023;

✓	Clean Hydrogen investment tax credit, available as of March 28, 2023; and,

✓	Clean Technology Manufacturing investment tax credit, available as of January 1, 2024.

With these investment tax credits now set out in law, businesses can move forward with the certainty they need to make final investment decisions to invest and build in Canada.

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Guidance and supporting information on how to apply for respective refundable investment tax credits is currently available on the federal government’s website. This includes information on associated labour requirements to pay prevailing union wages and create apprenticeship opportunities, which must be met to receive the maximum tax credit rate for the first three investment tax credits listed above, and would also be required for the Clean Electricity investment tax credit.

Over the summer, the government undertook consultations with provinces and territories on the proposed conditions for accessing the Clean Electricity investment tax credit, and released draft legislation for:

–	The Clean Electricity investment tax credit;

–	Expanding eligibility of the Clean Technology investment tax credit to include generating heat or electricity from waste biomass; and,

–	Expanding eligibility for the Clean Technology Manufacturing investment tax credit to include polymetallic mining.

The government will soon introduce legislation to deliver the Clean Electricity investment tax credit and expand the Clean Technology investment tax credit. It will also soon publish draft legislation for the EV Supply Chain investment tax credit. While legislation progresses, investors already have the certainty of retroactive eligibility:

–	The Clean Electricity investment tax credit would be available as of April 16, 2024, for projects that did not begin construction before March 28, 2023;

–	Expanded eligibility for the Clean Technology investment tax credit to support using waste biomass to generate heat and electricity would be available as of November 21, 2023;

–	The already available Clean Technology Manufacturing investment tax credit would be enhanced to include certain polymetallic mining projects; and,

–	The proposed EV Supply Chain investment tax credit would be available as of January 1, 2024.

The success of the major economic investment tax credits in accelerating the flow of capital into Canada is clear, with businesses announcing major new projects across the country. These projects are creating good-paying jobs and growing the economy, while reducing emissions to enable Canada to achieve net-zero by 2050.

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Already, the major economic investment tax credits are working to crowd in private capital and getting new major projects started, to create jobs and grow the economy. Announced major projects that could benefit from the major economic investment tax credits include:

–

Everwind Point Tupper Green Hydrogen and Ammonia Project: ammonia produced from hydrogen using electrolysis and renewable electricity ($3.4 billion in total estimated investment for Phase I; Nova Scotia).

–	Hydro-Québec Chamouchouane wind energy project: 3000 megawatts wind energy project in Chamouchouane in Saguenay–Lac-Saint-Jean region ($9 billion in total estimated investment; Quebec).

–

Honda Canada EV investments: comprehensive EV supply chain, including an EV assembly plant, EV battery manufacturing plant, a cathode active material and precursor processing plant, and a separator plant ($15 billion in total estimated investment; Ontario).

–	Oneida Energy Storage Project: 250 megawatts battery storage in Jarvis ($800 million in total estimated investment; Ontario).

–	Skyview 2 Battery Energy Storage Project: 390 megawatts of battery energy storage in the Township of Edwardsburgh Cardinal ($750 million in total estimated investment; Ontario).

–	Iyuhána Solar Energy Facility: a 100-megawatt solar energy facility near Estevan ($200 million in total estimated investment; Saskatchewan).

–

Dow Fort Saskatchewan Path2Zero: expansion and retrofit of the Dow Fort Saskatchewan facility as a net-zero emissions ethylene cracker and derivatives site with hydrogen production and carbon capture, utilization, and storage ($11.5 billion in total estimated investment; Alberta).

–	Air Products Net-Zero Hydrogen Energy Complex: greenfield hydrogen production with carbon capture, utilization, and storage ($1.6 billion in total estimated investment; Alberta).

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Getting Major Projects Done, Faster

Accelerating economic growth, increasing power generation, and making supply chains more secure for ourselves and our allies requires a more efficient regulatory framework for major projects—one that delivers faster, more efficient project approvals, strengthens investor confidence, and ensures major projects move forward predictably. Reforms are needed to meet the urgency of securing supply chains and our growing economy’s need for more power. That is why the government is building a regulatory framework that yields timely and predictable decisions, aligns economic and environmental priorities, and meaningfully engages with Indigenous communities.

The government has already taken important steps in this direction by:

✓	Amending the Impact Assessment Act to respond to the October 2023 Supreme Court of Canada decision.

✓	Setting new targets of five years to complete federal impact assessment and permitting processes, and two years or less for permitting of non-designated projects.

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✓	Releasing a comprehensive action plan to modernize and expedite federal regulatory and permitting processes.

✓	Issuing a Cabinet Directive, that will help get clean growth projects built faster by driving public service culture change and removing duplication and red tape.

✓

Launching a Federal Permitting Coordinator in the Privy Council Office’s Clean Growth Office to oversee permitting activities, reduce duplication, and provide project proponents with greater support to navigate federal processes.

Building on these efforts, the 2024 Fall Economic Statement announces the government’s intent to:

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Amend the Physical Activities Regulations (the Project List – which sets out the types of projects that are subject to the Impact Assessment Act) to advance the principle of “one project, one review” by:

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Including only physical activities (classes of projects that are subject to a federal impact assessment) that carry high potential for impacts in areas of federal jurisdiction, consistent with the revised Act.

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Removing some physical activities so as to rely to a greater degree on federal lifecycle regulators, such as solely having the Canadian Nuclear Safety Commission’s process apply to certain brownfield nuclear projects, as opposed to also requiring a federal impact assessment.

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Focus the scope of impact assessments of provincially regulated projects, like mines, exclusively on effects in federal areas of jurisdiction. This will expedite assessments and reduce duplication with provincial and territorial assessments, thereby improving investor certainty and review timelines.

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As announced in Budget 2024, following consultation with Indigenous Peoples, establish a Crown Consultation coordinator to ensure meaningful Crown consultation with First Nations, Métis, and Inuit communities on the issuance of federal authorizations, to improve efficiency and reduce consultation fatigue.

Canada’s Energy Superpower Office

The Clean Growth Office (CGO) oversees and supports the government’s plan to modernize federal regulatory and permitting processes to get major projects built faster.

The CGO works with industry, other orders of government and Indigenous partners on projects and brings together departments to accelerate decision-making and create efficiencies. It does this by:

–   Supporting system-wide coordination to advance major clean growth projects

–   Advocating for clean growth projects and reducing barriers for investment

–   Tracking projects to ensure timely decision-making across departments and agencies

–   Being an open door for project proponents, provinces and territories, Indigenous partners and other organizations.

The CGO works across clean growth sectors including:

–   Power and electricity — building up energy sources and transmission capacity

–   Critical minerals — inputs for the clean technologies of the future

–   Decarbonizing industry and materials — through electrification, carbon capture and greener inputs

–   Enabling infrastructure — the ports, roads and transportation needed to unlock growth

–   Clean fuels — supporting the transition to cleaner fuels with significant export and domestic use potential

Since its launch the Clean Growth Office has met with hundreds of project proponents and partners looking to invest and advance projects in Canada.

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Clean Electricity Investment Tax Credit for Provincial and Territorial Crown Corporations

The federal government is making historic investments in clean electricity, including through the $35 billion Clean Electricity investment tax credit, which provincial and territorial Crown corporations will be able to leverage. Budget 2024 proposed that a provincial or territorial government would need to satisfy certain conditions for any provincial or territorial Crown corporation to claim the Clean Electricity investment tax credit. Following Budget 2024, the government undertook consultations with provinces and territories on the details of these proposed conditions.

Based on these consultations, the 2024 Fall Economic Statement announces the final conditions.

The 2024 Fall Economic Statement announces that for provincial and territorial Crown corporations to access to the Clean Electricity investment tax credit within a jurisdiction, the government of that province or territory would need to:

–	Publicly commit to publish an energy roadmap to achieve net-zero emissions by 2050, inclusive of all energy sources, by the end of 2026; and,

–	Publicly request that provincial and territorial Crown corporations pass on the benefits of the Clean Electricity investment tax credit to electricity ratepayers in their province or territory.

If a provincial or territorial government satisfies all the conditions by June 30, 2025, then provincial or territorial Crown corporations investing in that jurisdiction would be able to access the Clean Electricity investment tax credit for clean electricity property that is acquired and becomes available for use on or after the day of Budget 2024 for projects that did not begin construction before March 28, 2023.

Provincial and territorial Crown corporations claiming the Clean Electricity investment tax credit would need to publicly report certain information on an annual basis, including an explanation of how the tax credit is being used to benefit ratepayers in their respective jurisdictions. Further details are included in Tax Measures: Supplementary Information.

By applying conditions to the $35 billion Clean Electricity investment tax credit, which provincial and territorial Crown corporations will significantly benefit from, the federal government is ensuring that public dollars are used to the benefit of the ratepayers and the environment, and that our growing country has the power it needs.

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Implementing the EV Supply Chain Investment Tax Credit

The global automotive industry is transforming its production lines and supply chains to produce more electric vehicles (EVs). Canada is seizing the opportunities of the EV transformation and has already secured investments from major global automakers.

Businesses can already claim the Clean Technology Manufacturing investment tax credit to cover 30 per cent of the cost of their investments in eligible new machinery and equipment used to manufacture EVs, EV batteries, and certain EV battery components.

To further incentivize growth in Canadian EV supply chains, in Budget 2024, the government announced its intent to introduce a new EV Supply Chain investment tax credit. This tax credit would cover 10 per cent of the cost of the buildings needed to manufacture key components across the EV supply chain.

The 2024 Fall Economic Statement announces the design and implementation details of the EV Supply Chain investment tax credit:

–	A 10 per cent refundable tax credit rate for eligible building property related to three segments of the EV supply chain: EV assembly, EV battery production, and cathode active material production.

–	The credit would be available to Canadian taxable corporations.

–	To be eligible for the credit, a corporation (or a group of related corporations) would have to either:

◾	Acquire at least $100 million in property eligible for the Clean Technology Manufacturing investment tax credit in each of the three segments, or,

◾

Acquire at least $100 million in property eligible for the Clean Technology Manufacturing investment tax credit in two of the three segments and hold a qualifying minority interest in another corporation that acquires at least $100 million in property eligible for the Clean Technology Manufacturing investment tax credit in the remaining segment.

–

For a corporation to hold a qualifying minority interest in another corporation, it would have to own shares entitling it to at least 10 per cent of the voting rights and 10 per cent of the value of the shares of that corporation.

–

The credit would apply to eligible building property that is acquired and becomes available for use on or after January 1, 2024. The credit rate would be reduced to 5 per cent for 2033 and 2034, and the credit would no longer be in effect after 2034.

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Making Clean Hydrogen through Methane Pyrolysis

Methane pyrolysis is an innovative process that splits methane molecules into hydrogen and carbon in its solid form. This rapidly advancing technology has the potential to be a more sustainable method of hydrogen production, given its energy efficiency and low emissions.

By making methane pyrolysis eligible for the Clean Hydrogen investment tax credit, which covers between 15 per cent and 40 per cent of the cost of purchasing and installing eligible equipment used in clean hydrogen production, Canada could become a leader in this technology.

The 2024 Fall Economic Statement proposes that the Clean Hydrogen investment tax credit be expanded to include hydrogen produced from methane pyrolysis, a nascent but promising new method, as an eligible production pathway. Expanding the Clean Hydrogen investment tax credit to include methane pyrolysis is expected to cost $43.5 million over five years, starting in 2025-26.

Investing in Canadian Biofuels

Biofuels are renewable energy sources derived sustainably from plants and other organic materials, such as canola, discarded wood, and waste from landfills. Biofuels are a win-win: they produce energy with less pollution than fossil fuels and they represent a valuable economic opportunity for Canada. Biofuels will create good jobs in agriculture and forestry while aiding the decarbonization of critical sectors like marine, aviation, rail, and heavy industry. Since 2022, Canada’s Clean Fuel Regulations have been supporting the production and adoption of biofuels across the country.

Budget 2024 announced the government’s intention to disburse up to $500 million per year from the Clean Fuel Regulations proceeds fund in support of biofuels production, subject to sufficient contributions from regulated parties. This initiative aims to meet the rising demand for cleaner fuels and grow Canada’s biofuels industry. The government will be ready to deliver on this commitment as the stringency of the Clean Fuel Regulations increases and contributions from regulated parties accelerate. Funding will notably support biofuel production costs via non-repayable contributions.

The government is also aware of the emerging competitiveness challenges facing the sector from production incentives available to US producers. Budget 2024 announced plans to retool and extend the Clean Fuels Fund to provide capital support for new production of biofuels in Canada. Natural Resources Canada will communicate final program criteria shortly and initiate a new call for proposals in early 2025. The updated program will facilitate continued investment and growth in the domestic clean fuels sector.

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Converting Belledune Generating Station to Biomass Energy

Clean, affordable and reliable electricity is the foundation of a strong, growing economy that provides good, middle-class jobs to Canadians. Recognizing this, Budget 2023 provided $2.9 billion for the Smart Renewables and Electrification Pathways program, which supports the deployment of clean electricity projects that cut Canadians’ energy bills, reduce pollution, enhance grid capacity, integrate renewable energy, and advance electrification across the country.

The Belledune Generating Station in New Brunswick serves as a vital baseload facility for the province’s electricity grid, especially during high-demand winter months. Converting the plant from coal to wood pellet fuel would reduce its environmental impact and also extend operational lifespan, ensuring reliable energy for years to come.

The 2024 Fall Economic Statement announces the government’s intent to work with the Government of New Brunswick and NB Power to support the proposed project to convert the Belledune Generating Station from coal-fuelled to biomass, by committing to provide meaningful support from Natural Resources Canada’s Smart Renewables and Electrification Pathways program.

2.2 Helping Businesses Grow and Compete

Canada today is one of the world’s best places to put capital to work and grow a business. In the face of uncertainty in North American and global economies following the U.S. election, the government is focused on ensuring Canada remains a top, stable destination for investors to put their capital to work.

This April, the Economist Intelligence Unit found that Canada will be the third best country in the G20 for doing business throughout the next five years (2024-2028), and that Canada has consistently ranked among the top ten best countries to do business for the last five years. With Canada attracting capital at record pace, the economy is primed to keep growing and creating good jobs in the years ahead.

But we need to do even more to help Canadian businesses, particularly start-ups and innovative small- and medium-sized businesses, scale up. Central to this is attracting more private investment, from within Canada and from abroad.

For Canada to accelerate growth momentum, public and private capital need to work together, fostering economic growth that creates jobs across the country. The government is providing capital, encouraging private sector investment, and reducing red tape so that Canada’s economy and small- and medium-sized

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businesses can continue to access the capital they need, grow, and generate good-paying jobs for Canadians. The Business Development Bank of Canada (BDC) is one such federal institution that supports growing businesses, and it is delivering the intended results: businesses that receive BDC funding are growing 9 per cent faster than other businesses.

We are building on programs that are working, like the Canada Growth Fund, reforming programs that could do more, such as federal financial Crown corporations, and renewing programs that have secured Canada’s business tax competitiveness in North America—all to keep Canada attracting the most foreign direct investment in the world, on a per capita basis. Ensuring Canada keeps attracting capital is essential to growth and prosperity.

An Invest in Canada Summit

Canada is open for business. We are among the world’s most stable economies. In the face of continental and global economic uncertainty, Canada provides much needed certainty for investors.

As we deliver our high-value investments in economic growth and productivity, it is critical that we strengthen partnerships with the private sector—in Canada and abroad. Greater public-private partnerships can secure a further crowding in of private capital into Canada. More private capital means more growing businesses, more jobs, more opportunity, and more good paycheques for Canadians.

The 2024 Fall Economic Statement announces the government will host an Invest in Canada Summit in spring 2025. The summit will be chaired by the Deputy Prime Minister and Minister of Finance, who will further her work to strengthen partnerships with international and domestic investors. The summit will showcase Canada’s competitive advantages, strong economic fundamentals, and investment incentives, which have already delivered strong returns for investors in an increasingly fragmented global economy.

By bringing together global investors, the summit will be an opportunity to attract new job-creating investment, backed by Canada’s favourable business landscape and appealing investment climate.

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Extending the Accelerated Investment Incentive

The government is committed to ensuring that Canada’s corporate tax system is competitive so that businesses seeking to expand and grow can confidently choose to invest in Canada. To ensure Canada remains a competitive place to do business, the 2024 Fall Economic Statement proposes to:

Fully reinstate the Accelerated Investment Incentive, as well as immediate expensing for manufacturing or processing machinery and equipment, clean energy generation and energy conservation equipment and zero-emission vehicles. These incentives would apply to qualifying property acquired on or after January 1, 2025 and that becomes available for use before 2030. The full re-instatement of these measures would be followed by a four-year phase-out between 2030 and 2033.

Temporary accelerated depreciation measures are an effective way of promoting business investment. The government is taking steps now to support Canada’s competitiveness, while closely monitoring developments on tax reform in the United States.

It is estimated that extending these measures would cost $17.4 billion from 2024-25 to 2029-30.

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Unlocking Pension Investment in Canada

With over $3 trillion in assets, Canadian pension funds are renowned around the world for being well-funded and well-managed, ensuring their long-term ability to provide financial security and dignity to retirees across Canada.

By creating a more attractive investment environment for pension funds, we can grow our economy and boost productivity, while strengthening the robust retirement incomes for Canadians.

In Budget 2024, the government announced that Stephen Poloz, former governor of the Bank of Canada, would explore how to catalyze greater domestic investment opportunities for Canadian pension funds. Since then, the former governor has actively consulted and engaged with pension funds, equity investors, academics, unions, and industry representatives on ways to facilitate domestic pension investment. In connection with that work, the government is moving forward with a suite of measures to facilitate increased pension fund investment in Canada.

The 2024 Fall Economic Statement announces the federal government’s intent to amend regulations to remove the 30 per cent rule for investments in Canadian entities. This will make it easier for Canadian pension funds to make significant investments in Canadian entities. During the development of regulatory amendments, the federal government will consult with provinces on the treatment of provincially-regulated pension plans.

The 2024 Fall Economic Statement also announces that the government is exploring lowering the 90 per cent threshold that currently limits municipal-owned utility corporations from attracting more than 10 per cent private sector ownership. Lowering this threshold for Canadian pension funds would allow them to acquire a higher ownership share in these entities. For example, municipally-owned electricity utilities would be able to access more capital to meet future demand and expand electricity production and distribution grids.

The 2024 Fall Economic Statement also announces that the government is currently consulting on proposed regulations to increase public transparency of pension investments for large federally regulated plans. This would require the Office of the Superintendent of Financial Institutions to publish the distribution of investments, by jurisdiction and asset class within each jurisdiction, of federally regulated pension plans with assets under management greater than $500 million.

The 2024 Fall Economic Statement also announces that the largest public sector pension funds in Canada are working to adopt similar disclosures.

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Attracting Investment for Better Airports

Budget 2024 announced that the government will issue a policy statement clarifying the existing flexibilities under Canada’s National Airports System to help airports to attract capital, including from Canadian pension funds. The government will release the statement soon to highlight the wide-ranging tools available to airports to partner with private investors.

To help airports attract the investment needed for improvements, the 2024 Fall Economic Statement announces the government’s intent to engage airports and pension funds on potential measures that would further incentivize investment and development on airport lands. This includes exploring potential changes to airport authority ground leases.

Attracting Investment in High-Growth Companies

Entrepreneurs, start-ups, and established high-potential firms need capital to scale up, expand, and grow their businesses. Canada’s venture capital (VC) sector provides equity financing for start-up, high-growth potential companies to help entrepreneurs turn their innovative ideas into successful products and services.

A strong and dynamic domestic VC industry fosters an environment conducive to nurturing Canada’s most innovative businesses. To this end, the government has made significant investments in Canada’s VC sector since 2016, investing over $1 billion in several rounds of the Venture Capital Catalyst Initiative, in addition to the Business Development Bank of Canada’s role as one of Canada’s largest VC investors. Pension funds have increasingly looked to expand their portfolios through strategic VC and high-growth investments, but often face challenges in terms of scale and transaction sizes.

The 2024 Fall Economic Statement proposes to launch the fourth round of the Venture Capital Catalyst Initiative with $1 billion in funding in 2025-26, on a cash basis. To leverage more private venture capital, this round will include more enticing terms for pension funds and other institutional investors.

To bolster access for mid-cap companies to the capital needed for long-term growth, the 2024 Fall Economic Statement proposes to provide up to an aggregate of $1 billion, on a cash basis, to invest in mid-cap growth companies. These investments will be made by a qualified fund manager with a proven and demonstrable track record of supporting capital to Canadian mid-cap growth companies. The government’s investment will be structured to be concessional and equal to 25 per cent of net new private investments in order to crowd in additional private capital into the growth equity market.

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The government invites qualified fund managers, including Canadian pension funds, to respond to the forthcoming Call for Expressions of Interest to become selected managers. Selected fund managers will be expected to join as significant co-investors, with their own capital.

Catalyzing AI Infrastructure

By 2030, 70 per cent of global demand for data centre infrastructure is expected to be for advanced AI workloads. Moreover, generative AI, the fastest-growing AI compute workload, is expected to make up 40 per cent of demand. Beyond Canada’s position as the global leader for the responsible use of AI, we have an abundance of clean, reliable energy and a cold, northern climate that is uniquely well suited to house AI data centres.

Leveraging the $3 trillion in capital held by Canadian pension funds would accelerate the development of large-scale AI compute data centres in Canada and has potential to generate significant returns for pension beneficiaries, while also securing Canada’s AI advantage and creating good-paying jobs.

The 2024 Fall Economic Statement announces that the government is developing a program that would provide up to $15 billion in aggregate loan and equity investments for AI data centre projects that receive investment from one or more Canadian pension funds. To access these loans or project equity, Canadian pension funds must invest at a ratio of 2:1 of their own capital, via debt or equity, and become significant shareholders in an AI data centre project. Seven pension funds have expressed interest in working with the government on detailed project parameters. More details will be announced in Budget 2025.

To secure Canada’s competitiveness in this high-growth sector, the 2024 Fall Economic Statement announces that the federal government will expand the mandates of the Cabinet Committee on Canada-U.S. Relations, the Ministerial Working Group on Regulatory Efficiency for Clean Growth Projects, and the Privy Council Office’s Clean Growth Office to get AI data centres built faster. As part of this work, the federal government will also engage with provincial and municipal governments, energy utilities, and other stakeholders to remove regulatory barriers beyond federal jurisdiction.

By creating a more attractive investment environment, we are helping to grow our economy and boost innovation, while generating returns that will strengthen the robust retirement incomes of Canadians.

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The Canada Growth Fund is Growing Businesses

The $15 billion Canada Growth Fund was launched by the federal government to attract private capital to invest in Canadian projects and businesses to grow the economy and create good middle class jobs across the country. The Canada Growth Fund does this by using investment instruments that absorb risks and encourage private investment in low carbon projects, technologies, businesses, and supply chains.

Since launching in 2023, the Canada Growth Fund has already committed about $3 billion to eight unique investments across five provinces. Among its investments, the Canada Growth Fund is providing debt, equity, and other types of financing to Canadian projects and firms:

–	Geothermal Power and Heat: a $90 million investment in a Calgary-based geothermal company, Eavor Technologies, which has developed the world’s first scalable closed-loop geothermal technology.

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Climate Impact Funds: two $50 million investments in Montreal-based climate impact funds, Idealist Capital and MKB’s Third Energy Transition Fund, which will help businesses commercialize clean technologies to accelerate the net-zero transition.

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Carbon Capture: up to $1 billion for carbon capture and sequestration infrastructure at Strathcona Resources’ oil sands facilities across Alberta and Saskatchewan; and, a $200 million direct investment in the Calgary-based Entropy, a world-leading carbon capture and sequestration company.

–	CCUS Technology: around $137 million for Burnaby’s Svante to make cutting-edge carbon capture filters and machines for heavy-emitting industries, such as cement, steel, hydrogen, and oil and gas.

Carbon Contracts for Difference

In Budget 2024, the government committed to ensuring that the Canada Growth Fund has the resources it needs to fulfill its role as federal issuer of carbon contracts for difference (CCFDs). The government is confident that the Canada Growth Fund is well funded to support major projects of national significance and will continue to stand ready to provide additional capital to the Canada Growth Fund if required.

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The Canada Growth Fund has announced three carbon contracts, a tool to accelerate investment in decarbonization and clean growth technologies by providing certainty related to carbon pricing and credits. The Canada Growth Fund has just under $6 billion remaining to issue, on a priority basis, for all forms of carbon contracts. The three announced carbon contracts would significantly reduce emissions:

✓

A carbon credit offtake agreement with Entropy in December 2023, consisting of an agreement to purchase up to 1 megatonne per year of carbon credits at an initial price of $86.50 per tonne for a term of 15 years.

✓

A strategic partnership with Varme Energy in June 2024 to accelerate the development of a landfill waste-to-energy facility in Alberta, including upon final investment decision, a carbon credit offtake of up to 200,000 tonnes annually of carbon credits at an initial value of $85 per tonne over 15 years.

✓

A CCFD with Markham District Energy in June 2024, for the Ontario-based operator of district energy networks to support their investment in a new heat pump system, with the potential to reduce almost 180,000 tonnes of CO2 emissions over the 10-year CCFD term.

Through its carbon contracts strategy, the Canada Growth Fund is providing clean technology innovators and adopters with revenue certainty, absorbing credit market risk, and reducing carbon policy risk for investors in a cost-efficient manner. This certainty in the carbon market is already catalyzing substantial private sector investment and enabling major projects to move forward, bringing clean technologies to market, and creating jobs.

Following its first CCFD with Markham District Energy, the Canada Growth Fund is offering CCFDs using standardized contracts for certain jurisdictions and sectors. On this basis, companies can negotiate contracts with the Canada Growth Fund through a streamlined technical and commercial process, relying on certain standardized contract terms. This strategy equips the Canada Growth Fund to provide more “off-the-shelf” CCFDs to companies, enabling more investments, faster. The Canada Growth Fund stands ready to engage with interested companies on this investment approach.

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Markham District Energy’s Carbon Contract for Difference

The Canada Growth Fund’s agreement with Markham District Energy made great progress towards developing standardized carbon contracts for difference (CCFDs) to promote rapid and efficient deployment and ensure widespread accessibility of CCFDs.

The contract is structured as a two-way contract, meaning that Markham District Energy will make payments to the Canada Growth Fund if the actual carbon policy price in Ontario exceeds the agreed price. The Canada Growth Fund will pay Markham District Energy the difference should the actual policy price be lower.

The benchmark for the contract is based on the Ontario industrial carbon pricing system, known as the Emissions Performance Standards. The contract is set at an initial strike price of $100 per tonne of CO2 with escalation, for a 10-year term commencing at the Project’s commercial operation date. CCFDs like this are available to businesses looking to de-risk net-zero investments.

Capital Gains Rollover on Business Investment

To ensure that Canadian small businesses can access the capital that they need to grow, a rollover allow investors to defer the taxation of capital gains on investments. Specifically, eligible small business shares can be rolled over if the proceeds of disposition are reinvested in other eligible small business shares during the year of disposition or within 120 days following that year. This is subject to certain conditions, including that each of the corporations that issued the initial shares and that issued the replacement shares must not have had greater than $50 million in assets immediately before or after the share issuance, and the shares must be common shares.

The 2024 Fall Economic Statement proposes to amend the Income Tax Act to expand what qualifies as an eligible small business corporation share and to relax certain conditions for the rule to apply. Specifically, it proposes to allow preferred shares to qualify for the rollover, to increase the asset limit of eligible small business corporations that qualify for investment to $100 million, and to increase the length of the period to acquire new investments to within the year of disposition and one full calendar year following the year of disposition.

These changes would apply to qualifying dispositions that occur on or after January 1, 2025. These changes are expected to reduce federal revenues by $5 million over five years starting in 2024-25.

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Implementing the Canadian Entrepreneurs’ Incentive

To encourage Canadian innovators to turn their ideas into growing businesses that create well-paying jobs, the government announced the creation of the Canadian Entrepreneurs’ Incentive in Budget 2024. When it comes time to sell a business, this incentive would reduce the inclusion rate to one-third on capital gains realized on the disposition of eligible business shares, up to a lifetime maximum of $2 million.

Combined with the increased $1.25 million Lifetime Capital Gains Exemption also announced in Budget 2024, the Canadian Entrepreneurs’ Incentive, when fully rolled out, would make entrepreneurs better off when selling business shares worth up to $6.25 million.

In August 2024, the government announced reforms to the proposed measure that would further benefit Canadian innovators and small business owners. These changes would:

–	Accelerate the rollout of the Canadian Entrepreneurs’ Incentive by increasing the phase-in to $400,000 annually, starting in 2025, such that the full $2 million limit will be available by 2029.

–	Enable a greater range of business owners to qualify for the exemption by removing the requirement that an individual be a founding investor and relaxing ownership and engagement requirements.

–

Expand the list of eligible sectors by extending the Canadian Entrepreneurs’ Incentive to the disposition of all qualified farming and fishing property and including businesses that deliver personal care services.

Tax Relief for Entrepreneurs

An entrepreneur founded a fintech start-up several years ago and accepts an offer to sell their company to a large fintech company. The entrepreneur realizes a $2 million capital gain on this sale.

The entrepreneur has already used the increased lifetime capital gains exemption of $1.25 million when they sold some of their business shares to a business partner.

Before Budget 2024 changes to make capital gains taxation fairer, they would have paid tax on $1 million—or 50 per cent of their $2 million in capital gains.

Once the Canadian Entrepreneurs’ Incentive is fully implemented by 2029—five years earlier than initially proposed due to the enhancements announced in August 2024—they would only pay tax on one-third of the $2 million—$666,667. This reduces their taxable income in the year of sale by $333,333.

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More Local Financing for Small Businesses

Not all entrepreneurs have the same access to the financing they need to grow their business. OECD research shows commercial financing to Canadian companies grew by 165 per cent since 2011, but the percentage of these new loans going to small- and medium-sized businesses decreased from 16 per cent to 8.6 per cent. Canada’s small- and medium-sized businesses have fewer and fewer options for the financing they need compared to their peers in other G7 countries.

Entrepreneurs have a range of financing needs to grow their businesses. There isn’t a one-size-fits-all solution. The Business Development Bank of Canada (BDC) has spent decades partnering with regionally-focused lenders. Building on this success, on November 21, 2024, BDC launched a new Community Banking Initiative to help up to 80 local lenders offer greater access to financing to 100,000 small business owners in the next decade. The initiative will focus on entrepreneurs with unconventional business models, those in rural or remote areas, with little credit history, and from younger age groups.

Reducing Credit Card Fees for Small Businesses

As promised in the 2022 Fall Economic Statement, the government successfully negotiated and finalized new agreements with Visa and Mastercard to reduce interchange rates paid by small businesses on credit card transactions, while also protecting reward points for Canadian consumers.

The new rates, which came into effect October 19, 2024, will help more than 90 per cent of credit card-accepting businesses in Canada see their interchange rates reduced by up to 27 per cent. These rate reductions will save small businesses about $1 billion over five years, allowing them to reinvest into growing their business and offer more competitive prices for their customers.

We have made significant progress reducing credit card transaction fees for small businesses. However, some small businesses are unable to benefit from savings due to the unreasonably high merchant fees charged by certain payment processors. Specifically, some payment processors are charging flat-fees that do not pass on the savings from our deals to small businesses.

To ensure small businesses benefit from lower credit card fees, the 2024 Fall Economic Statement announces the government is considering legislative measures to compel payment processors to fully pass credit card transaction fee savings on to small businesses.

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More Risk Appetite for Financial Crown Corporations

Canada’s financial Crown corporations, the Business Development Bank of Canada (BDC), Export Development Canada (EDC), and Farm Credit Canada (FCC), help businesses leverage new growth opportunities. They underpin a financial ecosystem critical to many businesses. However, financial Crowns could do more to mobilize financing, and take on greater risk to get more support to more Canadian businesses that need it. This year, improvements include:

✓	Support for Canadian sectors: identifying opportunities for the BDC, EDC, and FCC to better deploy their capital in support of Canadian businesses, exporters, and farmers.

✓

Capital Management Framework Update: amending the Capital and Dividend Policy Framework for Financial Crown Corporations to support a more efficient capital structure at financial Crown corporations, increase alignment with output-based metrics such as economic growth, ensure they are following best practices of peer organizations in similar international jurisdictions, and introduce a target solvency rating for the amount of capital that should be held.

✓	Legislative Amendments: amending the Farm Credit Canada Act to require regular legislative reviews to ensure alignment with sector needs.

Over the summer, financial Crown corporations and federal officials developed implementation plans for measures announced in Budget 2024. Progress will be monitored over the coming months through the approval of their upcoming Corporate Plans and reported on in subsequent Annual Reports.

The 2024 Fall Economic Statement announces the government’s intent to introduce legislative amendments to the Farm Credit Canada Act.

Collectively, these improvements will allow for a more efficient use of public capital, ensuring that Canadian businesses, exporters, and farmers have the financing they need to support job creation and economic growth.

Canada Carbon Rebate for Small Businesses

Budget 2024 announced that a portion of the carbon pricing fuel charge proceeds from 2019-20 through 2023-24 will be returned to approximately 600,000 businesses, with 499 or fewer employees through the Canada Carbon Rebate for Small Businesses, an automatic refundable tax credit provided directly by the Canada Revenue Agency. This will deliver over $2.5 billion directly to Canada’s small- and medium-sized businesses.

These tax-free rebates started being delivered via direct deposit on November 25, 2024, with cheques already in the mail.

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Table 2.1

Example Payment Amounts for Businesses

by Number of Employees from 2019 to 2023

Number of Employees	10	25	50	100	499

Alberta*	$5,910	$14,775	$29,550	$59,100	$294,909

Saskatchewan	$11,560	$28,900	$57,800	$115,600	$576,844

Manitoba	$4,810	$12,025	$24,050	$48,100	$240,019

Ontario	$4,010	$10,025	$20,050	$40,100	$200,099

New Brunswick*	$870	$2,175	$4,350	$8,700	$43,413

Nova Scotia*	$1,190	$2,975	$5,950	$11,900	$59,381

Prince Edward Island*	$820	$2,050	$4,100	$8,200	$40,918

Newfoundland and Labrador*	$1,790	$4,475	$8,950	$17,900	$89,321

* As the federal fuel charge only came into effect as of January 1, 2020, in Alberta, and as of July 1, 2023, in New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador, small businesses in these provinces will receive payments for proceeds assessed after those respective dates.

The 2024 Fall Economic Statement proposes to modify certain design elements of the Canada Carbon Rebate for Small Businesses in respect of the 2024-25 and later fuel charge years to ensure that smaller businesses are receiving the most support by creating a new base payment.

–	Small businesses that have between 1 and 20 employees would qualify for a payment amount that is equivalent to having 20 employees, effectively providing a base payment.

–	Larger businesses that have over 300 employees would have their payment amounts gradually reduced as their number of employees reaches 500.

–	The rebate would be newly available to cooperative corporations and credit unions.

–	Proceeds will continue to be returned automatically to eligible corporations through direct deposits and cheques from the CRA, separately from CRA tax refunds.

Mandatory Climate-related Financial Disclosures

Canadian businesses, whether they are publicly traded or privately held, are susceptible to the financial risks of climate change. This is why the government recently announced that it is moving forward with mandating climate-related financial disclosures by large, federally incorporated private corporations. These disclosures will help investors better understand how large businesses are thinking about and managing climate risks, securing resiliency in Canada’s financial ecosystem, and ensuring capital allocation aligns with our collective goal of reaching net-zero emissions by 2050.

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Building on mandatory climate-related financial disclosures for federally regulated financial institutions and federal Crown corporations, the 2024 Fall Economic Statement announces the government’s intent to introduce legislative amendments to the Canada Business Corporations Act to create a regulatory authority to enable climate-related financial disclosure requirements for large, federally incorporated privately held corporations.

The government will launch a regulatory process to determine the substance of these disclosure requirements and the size of private federal corporations that would be subject to them.

We are ready to work with provincial and territorial partners to ensure broad disclosure coverage across our economy and are seeking to harmonize regulations with those that will be required from publicly traded entities by securities regulators.

The government remains committed to advancing Made-in-Canada sustainable investment guidelines.

Canadians Recoup Investment in Air Canada

When COVID-19 hit, as part of the federal government’s emergency supports that protected workers, jobs, and businesses through the pandemic recession, the government established the Large Employer Emergency Financing Facility (LEEFF) program.

In 2020, Air Canada applied to LEEFF for financial support. Based on that application, the Canada Enterprise Emergency Funding Corporation (CEEFC) invested $500 million in Air Canada’s equity and provided Air Canada with a loan of up to $1.4 billion so that Air Canada had working capital to issue passenger refunds for certain pandemic-related cancelations. As part of the LEEFF financing package, CEEFC also received 14.6 million equity warrants.

This support enabled refunds for passengers, protected jobs and workers’ rights and contributed to the recovery of air services for Canadians.

The government has always stated it does not intend to be a long-term shareholder of Air Canada and that the shares would be divested when appropriate.

CEEFC, which held the government’s shares in Air Canada, has now sold all of those shares at prices that realize value for taxpayers—that is, total sale proceeds exceed the initial investment. The proceeds of the sale were $543 million, and the profit from the sale was $43 million.

Combined with the sale of Air Canada warrants in 2022 for $82 million, the total profit for Canadians is $125 million. This is a great return for Canada. Air Canada will repay the outstanding balance of $1.27 billion on its voucher loan by 2028.

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2.3 Unlocking Canada’s Economic Potential

Canada’s economic potential is dependent on the success of workers and working families. That is why the federal government is investing to unlock the full potential of Canadians—the world’s most educated, most talented workforce.

We are making major investments that are attracting private capital and creating more good-paying jobs. We are investing in helping Canadians build the skills they need to succeed, cutting the red tape that holds workers back, and strengthening worker protections to make the labour market fairer for working Canadians. And we are helping young Canadians reach their full potential and launch their careers by funding over 130,000 job placements and employment support opportunities every year, through the Youth Employment and Skills Strategy, Canada Summer Jobs, and the Student Work Placement Program.

Canada’s economic advantages—supported by over $160 billion of public investment through the government’s industrial transition economic plan—are recognized globally. Earlier this year, Canada was recognized by BloombergNEF as having the strongest battery supply chain potential in the world. While representing only 0.5 per cent of the world’s population, Canada accounts for 2 per cent of global gross domestic product (GDP) and 2.5 per cent of global exports. Canada is also the only G7 country with comprehensive trade and investment agreements with all other G7 members. From child care, to generous post-secondary student grants and loans, to dental care, and pharmacare, we’re also investing in Canadians, and helping them find jobs they can count on.

To advance our progress on the shared path of reconciliation with Indigenous Peoples, the government is creating new tools to unlock the full potential of the Indigenous economy—which has been estimated at being at least $100 billion.

This Fall Economic Statement is strengthening pro-worker policies to level the playing field for workers. This includes ensuring regulatory barriers don’t impede Canadians and newcomers from contributing their talent and expertise to our economy where it is needed most. We’re also restricting employers from using non-compete agreements, strengthening copyright protections for artists and creators, and more. And to help workers get where they need to go, and buy what they need near home, we’re investing to build more transit infrastructure.

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More Generous Federal Research Support

The government is backing the groundbreaking researchers who are making cutting-edge discoveries that are essential to building a more prosperous, innovative economy. At our world-leading post-secondary institutions, the students and researchers who conduct this work are now benefitting from more generous federal research grants announced in Budget 2024—a total of $2.6 billion over five years, and $948.1 million ongoing, to the federal granting councils. And federal funding is now equipping students and researchers with cutting-edge facilities.

The government is ensuring the research community is engaged as this new support rolls out. Feedback from this engagement, as shared in the recently published What We Heard report, is informing the final stages of development of the new capstone research funding organization announced in Budget 2024.

Further details will be announced in the coming months.

STEM Opportunities in High School

Shad Canada connects high school students with experiential learning opportunities across science, technology, engineering, and mathematics fields at university campuses across Canada. Through these experiences, high school students gain valuable exposure to potential career fields for them and are introduced to leaders, mentors, and entrepreneurs. Shad encourages students to pursue their passions and discover new ones.

The 2024 Fall Economic Statement proposes to provide $3 million over five years, starting in 2025-26, and $0.6 million ongoing to Shad Canada to expand their programming and operations, to help more high school students discover their passions for STEM and innovation.

Training for the Next Generation of Innovators

Advanced technology development is highly competitive and lucrative. Success in this endeavor requires exceptional research and development talent. In order to bolster innovation performance, Canada must compete with nations around the world to train the next generation of innovators and drive productivity growth.

The 2024 Fall Economic Statement proposes to provide $29.2 million over three years, starting in 2025-26, to help Talent for Innovation Canada to launch a pilot initiative to build an exceptional research and development workforce in Canada. This industry-led pilot will focus on attracting, training, and deploying top talent across four key sectors: bio-manufacturing; clean growth; electric vehicle manufacturing; and microelectronics, including semiconductors.

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Cutting More Red Tape

Regulations are essential to deliver the health, safety, and environmental protections Canadians expect, but they can accumulate and become outdated over time. In emerging sectors, regulations require modernization to adapt to industry advances. So, the government is reducing the regulatory burden and cutting red tape with regulatory stock and red tape reviews, and with novel approaches to reduce red tape, such as regulatory sandboxes.

To reduce unnecessary barriers to innovation, productivity, and economic growth, and lower regulatory costs for Canadians and Canadian businesses, the 2024 Fall Economic Statement proposes to provide $27.8 million over five years, starting in 2025-26, for a new Red Tape Reduction Office, sourced from existing resources of the Treasury Board Secretariat. The Red Tape Reduction Office will:

-	Accelerate the cutting of red tape from the regulatory system, including strengthened efforts to address overly burdensome or outdated requirements in existing regulations;

-	Establish measures to track, assess, and communicate results of regulatory action to ensure a stronger, evidence based regulatory framework; and,

-	Improve accountability, oversight, and transparency, including through stronger engagement with Canadians and Canadian businesses and a dedicated channel for feedback on regulatory red tape.

The Red Tape Reduction Office will prioritize work in key sectors including, but not limited to, telecommunications, transportation, power generation and transmission, innovation, medicine, and health.

To cut red tape for growing businesses and help them to succeed, the 2024 Fall Economic Statement also announces the government’s intent to explore a transition from cannabis excise duty stamps specific to each province and territory to a single, national stamp. This would make it easier for regulated cannabis producers to ignite new business opportunities in other provinces. More details will roll out in Budget 2025.

Reducing Barriers to Trade Within Canada

Improving inter-provincial and -territorial trade in Canada will increase economic growth, strengthen competition, and make life cost less. The federal government is leading a national effort to eliminate domestic trade barriers and improve cooperation and make it easier for businesses to operate and grow across provinces and territories.

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Building on the December 2022 launch of the Federal Action Plan to Strengthen Internal Trade, the government is taking meaningful steps to advance internal trade in Canada. This includes:

✓

Canada’s truck transportation sector faces barriers to internal trade, which impact the cost of moving goods and result in higher prices for consumers. A pilot to mutually recognize regulatory requirements in the trucking sector in Ontario, Nova Scotia, Manitoba, Prince Edward Island, Saskatchewan, Alberta, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut will aim to eliminate the internal trade challenges faced in the trucking transportation sector. Launched at the September 2024 Committee on Internal Trade, this pilot will commit participating jurisdictions to recognize each other’s regulatory requirements, even where differences exist, such as oversized vehicle signage requirements, to allow trucks and the goods they carry to move across Canada more effectively, without compromising safety and security measures.

✓

The first-ever Canadian Survey on Interprovincial Trade, launched in June 2024, is engaging thousands of Canadian businesses on the challenges they face when buying, selling, and investing across provincial and territorial borders. Data is expected to be released in early 2025, and will help inform policy changes to eliminate interprovincial barriers.

✓

The Canadian Internal Trade Data and Information Hub, launched in April 2024, is a central repository of internal trade and labour mobility data, information, and analysis. It brings together internal trade-related data from across federal, provincial, and territorial governments, along with other sources of information including businesses, think tanks, and academics, that provide additional insights into economic activity across Canada.

✓

The financial sector plays a key role in economic growth by financing businesses and home ownership, insuring against risks, and processing payments for the millions of financial transactions made every day. The government is working with provinces and territories to incorporate financial services rules into the Canadian Free Trade Agreement to facilitate the free flow of financial services across Canada. The government is also engaging provinces and territories in an ongoing dialogue to coordinate financial sector policy development and promote regulatory cooperation.

These actions will help the government continue to advance progress in reducing internal trade barriers and help Canada’s economy grow. According to a study by the International Monetary Fund, Canada could increase its GDP per capita by as much as 4 per cent—or $2,900 per capita estimated in 2023 dollars through liberalization of internal trade in goods.

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While the federal government is taking meaningful steps to increase interprovincial trade, many of the toughest barriers remain in place because of inaction by provinces and territories. It’s time for the provinces and territories to step up. To incentivize provincial and territorial action to remove barriers to trade within Canada and unlock Canada’s full economic potential:

The 2024 Fall Economic Statement announces the federal government will publish a list of specific, restrictive measures that each province and territory has in place that are preventing trade within Canada.

The 2024 Fall Economic Statement announces the federal government will consider applying conditions on major federal transfers to provinces and territories requiring the elimination of specific barriers to interprovincial trade and labour mobility.

The 2024 Fall Economic Statement announces that the Minister of Public Safety, Democratic Institutions and Intergovernmental Affairs will lead a review of the Canadian Free Trade Agreement to ensure it remains helpful for Canada’s national economic interest in the face of evolving global trade uncertainties.

The 2024 Fall Economic Statement proposes to provide $4.3 million over three years, starting in 2025-26, to the Canadian Food Inspection Agency to advance mutual recognition in the agriculture and agri-food sector and support businesses in building capacity to meet federal regulations and expand trade across the country.

Recognizing Credentials Earned Abroad

Newcomers who saved lives practicing medicine abroad deserve to be able to do so here—and our health care system desperately needs them. The same is true for construction workers, and many other in-demand professions.

Canada has the world’s most skilled workforce, with 63 per cent of Canadians aged 25-64 holding a post-secondary credential. But barriers, including foreign credential recognition, continue to exclude key in-demand professionals from participating in the economy. More workers means a more productive economy.

That is why the federal government is leading a Team Canada approach with provincial and territorial governments to improve foreign credential recognition and streamline the entry into the labour force for newcomers. Recent federal investments to support foreign credential recognition include:

✓	$115 million in Budget 2022 to enhance the Foreign Credential Recognition Program to reduce barriers to credential recognition for internationally trained health professionals;

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✓	A $50 million top-up in Budget 2024 to the Foreign Credential Recognition Program, with a focus on the construction sector to support housing construction; and,

✓

$77.1 million in Budget 2024 for Health Canada to create 120 new residency positions for international medical graduates, increase assessment capacity, and help newcomers navigate credential recognition systems.

Since 2015, the Foreign Credential Recognition Program has supported hundreds of skilled newcomers to re-enter in-demand occupations. This includes over 700 new dentists, nurses, pharmacists, and engineers in Nova Scotia through the Bridging to Licensure and Employment Project, and 600 workers, mostly physicians and teachers, through the Improving Employment Pathways for Immigrants in Alberta project.

All of Team Canada needs to move faster on this work to meaningfully overcome labour shortages, protect economic competitiveness, and enable interprovincial labor mobility. Provinces, and the provincial regulatory colleges under their jurisdiction, have had decades to streamline processing and recognition of both interprovincial and foreign credentials.

Given provinces’ slow approach to credential recognition, both newcomers to Canada and Canadians moving to a new province should be able to assess how long it will take to have their credentials recognized.

The 2024 Fall Economic Statement announces that the federal government is considering further measures to create a more nimble and resilient labour market, that supports newcomer integration into their chosen professions, including by removing the tax-exempt status of regulatory colleges that do not accelerate credential recognition and publishing a national credential recognition performance framework.

Details on this framework will be announced in Budget 2025.

Free movement of workers more broadly is vital to the growth and prosperity of the Canadian Economy. The Red Seal Program facilitates labour mobility in 54 trades by setting common standards to assess the skills of trades people across Canada. Tradespersons who have successfully passed the Red Seal examination receive a Red Seal endorsement which indicates that the tradesperson has demonstrated the knowledge required for the national standard in that trade.

To further improve labour mobility:

The 2024 Fall Economic Statement announces the government’s intent to consider a similar standard setting framework as the Red Seal Trade Program to enable the mobility of health care workers across the country.

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Boosting Union Skills Training Programs

Skilled trades are vital to the growth and prosperity of the Canadian economy. Unions can complement training institutions and play a critical role in ensuring apprentices and tradespeople get high-quality hands-on training to secure rewarding, in-demand jobs of the future. That is why, the government has invested nearly $305 million since 2017 in the Union Training and Innovation Program to support apprenticeship training as part of the Canadian Apprenticeship Strategy.

Employment and Social Development Canada (ESDC) is preparing to launch an intake process under the Investments in Training Equipment stream. In early 2025, ESDC will also begin the implementation of the $90 million investment in Apprenticeship Service announced in Budget 2024, which will help create placements with small and medium-sized enterprises for apprentices.

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New Digital Skill Training Tools for Apprentices

The Build Your Skills online learning platform developed by SkillPlan, in collaboration with the Canada Building Trades Union and provincial building trades councils, supports apprentices in the construction trades by offering literacy and learning resources to help them succeed in their training. Through its Workplace Series, the platform also helps apprentices, trainers and employers to strengthen diversity and inclusivity, Indigenous awareness, and mental health and wellness in the workplace. Last year, over 3,000 apprentices have benefited from this platform, including 2,000 from equity-deserving groups. This project was made possible by the $5.5 million investment from the Government of Canada and the Future Skills Centre.

Training Workers to Build More Homes

To further support the skilled trades housing workforce development, the government is investing a $45 million through the Union Training and Innovation Program’s Innovation in Apprenticeship stream and the Women in the Skilled Trades Initiative. This investment will support a wide range of projects with existing partners to address barriers to success in apprenticeship training, particularly for equity deserving groups. For example, the Next Steps for Success project by Trade Winds to Success in Alberta helps to remove barriers for hundreds of Indigenous persons interested in pursuing a career in the residential construction sector and led to the construction of 15 homes in 13 First Nation and Métis communities.

Protecting Workers Against Wage Theft

While Canadians struggle with the cost of living, there are some businesses that fail to pay compensation rightfully owed to their workers—this is called wage theft. And more often than not, it is the most vulnerable Canadian workers who are targeted. While wage theft is illegal and penalties exist, it is clear that more needs to be done to protect workers from this flagrant infringement on workers’ rights.

To crack down on employers that do not pay workers the wages they have earned and are entitled to under the law, the government is taking action to ensure workers are protected and compensated for the work they perform.

The 2024 Fall Economic Statement announces the government’s intent to make regulatory changes to substantially increase the penalties imposed on federally regulated employers who commit wage theft. By substantially increasing penalties, the government can hold employers accountable, penalize bad actors, and protect the hard-earned wages of Canadian workers. The government will consult on proposed changes to the penalty amounts.

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Table 2.2

Current Baseline Penalty Amounts

Violation Type	Individual	Micro Business[1]	Small Business[2]	Large Corporation[3]
A: Administrative Provision, such as not keeping proper records.	$200	$250	$500	$2,000
B: Calculation and Payment, such as employer mistakes in calculating pay or employer does not pay workers.	$500	$750	$1,500	$6,000
C: Affecting Financial Security, such as not notifying of job opportunity while on maternity leave or another job protected leave.	$1,000	$1,500	$3,000	$12,000
D: Affecting Minors and Non-compliance Orders, such as breaking rules that protect young workers or ignoring orders to fix problems.	$2,000	$3,500	$7,000	$25,000
[1]	A micro business is any business that has less than 5 employees or less than $30,000 in annual gross revenue.
[2]	A small business is any business larger than a micro business with less than 100 employees or less than $5 million in annual gross revenue.
[3]	A large corporation is any business that is not a micro business or a small business.

Protecting Workers from Non-Compete Agreements

A competitive labour market that fosters innovation and boosts productivity is crucial for economic growth. However, some employers are restricting workers’ ability to find new work in their existing fields through unreasonable non-compete agreements. These non-compete agreements prevent employees from taking a job at a competing business or starting their own competing business. In doing so, non-compete agreements limit the bargaining power of workers, create barriers to labour mobility, reduce competition, and stifle productivity growth.

There is evidence that non-compete agreements could be used in an exploitative manner to retain low-wage workers in industries with poor labour standards and high turnover rates. The broad use of restrictive and unfair requirements on labour mobility is negatively impacting labour market mobility and economic growth.

The 2024 Fall Economic Statement announces the government intends to substantially restrict the use of non-compete agreements to protect workers’ rights, promote labour mobility, strengthen competition, and boost innovation and productivity. The government will launch consultations on proposed legislative amendments and intends to enact changes in early 2025.

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Protecting Artists’ and Creators’ Copyrights

Artists, particularly visual artists, are among the lowest income earners in Canada despite their significant cultural contributions. An Artist’s Resale Right provides the creators of original visual artwork with a royalty whenever their work is resold through an eligible sale, offering an additional income stream.

In the 2024 Fall Economic Statement, the government announces its intent to amend the Copyright Act to create an Artist’s Resale Right in Canada, ensuring Canadian visual artists benefit from future sales of their work.

Launching the Indigenous Loan Guarantee Program

Indigenous communities have fewer options to leverage existing assets as collateral, leading to barriers to accessing affordable capital. Increasing access to affordable capital is a proven way to ensure that Indigenous communities can benefit from local economic opportunities on their own terms. By enabling Indigenous groups’ access to affordable capital, the Indigenous Loan Guarantee Program is a key economic reconciliation measure that will make all Canadians more prosperous.

Budget 2024 announced the creation of an Indigenous Loan Guarantee Program, which will provide up to $5 billion in loan guarantees to support Indigenous ownership in natural resource and energy projects. The government has created the Canada Indigenous Loan Guarantee Corporation to provide these loan guarantees to Indigenous groups. By offering loan guarantees, the Canada Indigenous Loan Guarantee Corporation will facilitate Indigenous groups obtaining more favourable borrowing rates. This will promote increased Indigenous ownership of cash-generating assets in the natural resource and energy sectors, meaning that they will receive greater benefits from owning shares of those projects.

The government is announcing the launch of the Canada Indigenous Loan Guarantee Corporation and the opening of its loan guarantee application portal to accept applications from interested Indigenous applicants.

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What is a Loan Guarantee?

A loan guarantee is a financial tool used to back loans provided by a lender or financial institution. The loan guarantee assures repayment of the loan even if the borrower cannot repay the debt (i.e., the Government of Canada will assume the debt obligation if the borrower defaults after other recovery methods have been explored). Loans backed by federal loan guarantees lower the cost of borrowing. The Canada Indigenous Loan Guarantee Corporation will issue loan guarantees to support Indigenous groups’ acquisition of an equity stake in commercially viable projects in the natural resource and energy sectors.

Importantly, a loan guarantee is not direct financing for a project. The Canada Indigenous Loan Guarantee Corporation will not offer loans, grants, guarantees for non-equity loans, or other forms of financial support.

The strategic objectives of the Canada Indigenous Loan Guarantee Corporation include:

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Advancing Canada’s Indigenous economic reconciliation and self-determination objectives by supporting Indigenous groups to share in the benefits of natural resource and energy projects through meaningful equity participation;

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Unlocking access to affordable capital for Indigenous groups by providing loan guarantees that reduce borrowing costs for Indigenous groups investing in energy and natural resource projects that generate long-term economic benefits;

–	Supporting Indigenous economic opportunities and economic development priorities by creating and enhancing economic prosperity now and in the future;

–	Facilitating Indigenous-industry partnerships with the private sector, nationally and across a range of projects within the energy and natural resource sectors;

–	Delivering better projects guided by Indigenous leadership and knowledge in the project ownership and governance structure; and,

–	Building Indigenous business and commercial dealmaking capacity by encouraging pursuit of more commercial transactions to grow Indigenous economies and benefit Indigenous people.

Applications submitted to the Canada Indigenous Loan Guarantee Corporation will be accepted on an ongoing basis. Following an initial eligibility assessment, prioritized applications will undergo due diligence and commercial assessment.

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To support Indigenous groups in obtaining the necessary financial, legal, commercial, and technical advisory services needed to meaningfully participate in decisions on equity ownership in projects, the Indigenous Loan Guarantee Program will also provide funding in investment analysis and due diligence funding. Access to this funding will be available through Natural Resources Canada.

Further details on the mandate, strategic objectives, program elements, eligibility criteria, and assessment process can be found in the related Technical Backgrounder published today by the Department of Finance.

Canada Infrastructure Bank Investments

The Canada Infrastructure Bank is hard at work enabling the construction of more infrastructure that benefits Canadians and attracts private capital. The Canada Infrastructure Bank has now made over $13 billion in commitments for more than 70 projects across its green infrastructure, clean power, public transit, trade and transportation, and broadband infrastructure priority sectors. This represents over $36 billion in total investment in projects that will improve the lives of Canadians across the country.

Recent Canada Infrastructure Bank investments include:

✓	$118 million loan to Elemental Energy for the Higgins Mountain Wind Project in Nova Scotia;

✓	$283.5 million loan to AltaLink and ATCO to support construction of a new electricity transmission line in the counties of Red Deer, Lacombe, and Stettler, Alberta;

✓	$337 million loan for the HTEC H2 Gateway program to enable hydrogen production and refuelling in Western Canada;

✓	$150 million loan to the Prince Rupert Port Authority for a new export logistics hub in British Columbia; and,

✓	A new $100 million loan participation agreement with the First Nations Bank of Canada for enabling infrastructure in First Nations, Métis, and Inuit communities.

The Canada Infrastructure Bank is working to allocate its remaining capital to enable more infrastructure projects across the country.

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Keeping Northern Manitoba Connected by Rail

The Hudson Bay Railway is the only surface transportation option that is available year-round between several remote and Indigenous communities in Northern Manitoba from The Pas to Churchill. It also links the Port of Churchill, Canada’s only deep-water Arctic port, to the North American transportation network. Maintaining this railway link is fundamental to securing our Arctic, protecting good jobs, transporting essential supplies, and ensuring residents can get to where they need to go.

The 2024 Fall Economic Statement proposes to provide $43.8 million over two years, starting in 2025-26, to Transport Canada to support the operations and maintenance of the Hudson Bay Railway through the Remote Passenger Rail Program.

Better Public Transit in the National Capital Region

A historic lack of investment in transportation infrastructure in the National Capital Region has resulted in long commutes, truck congestion that slows the flow of goods, and poor public transit connectivity. Since 2015, the federal government has made investments to catch-up infrastructure, particularly public transit, for Ottawa and Gatineau residents and visitors. In 2017, the government provided $1.1 billion to build Ottawa’s Light Rail Transit Phase Two Project. Most recently, in June 2024, it partnered with the Government of Quebec to make a joint investment of $163.5 million for planning stages of the 22-kilometre Quebec portion of the Gatineau-Ottawa tram project.

The 2024 Fall Economic Statement proposes to provide $31.6 million over three years, starting in 2025-26, to conduct feasibility studies for the 2- kilometre federal and Ontario portions of the Gatineau-Ottawa tram project. This funding builds on the joint investment with Quebec and means the federal government has now put forward the funding required to complete feasibility studies for the proposed tram’s entire 24-kilometre route.

The 2024 Fall Economic Statement also announces the government’s commitment to an additional multimodal bridge over the Ottawa River to further improve transportation connectivity in the National Capital Region. This commitment for the project known as the “Eastern Bridge” enables the next phase of planning, including the impact assessment, design, preliminary site preparation, and a procurement strategy. Following Corridor 5, the Eastern Bridge will become an important piece of transportation infrastructure that will optimize public transit networks and eliminate truck traffic in congested downtown cores, in turn, boosting economic growth in downtown Gatineau and Ottawa, accelerating commutes, and making active transportation safer.

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Building Arctic Bay Harbour in Nunavut

Canada’s oceans are vital links for remote coastal communities that depend on our waterways. Small craft harbours, from the Pacific, to the Atlantic, to the Arctic, improve safe access for fish harvesting, tourism, and intercommunity travel. Building on Budget 2024 investments in small craft harbours in Atlantic Canada:

The 2024 Fall Economic Statement proposes to provide $105.9 million over seven years on a cash basis, starting in 2025-26, with $4.1 million ongoing to Fisheries and Oceans Canada for the construction of a small craft harbour in Arctic Bay, Nunavut. This investment will provide new opportunities for employment and economic activity, particularly benefiting Northerners working in commercial fisheries, tourism, construction, and marine engineering sectors.

2.4 Bolstering Continental Growth

For more than the last one hundred years, Canada and the U.S. have worked together to build prosperous, vibrant, and free economies that make us all more prosperous and more secure. Since the establishment of the Auto Pact in 1965, our economies have grown closer, and more interdependent as our shared values have led to greater and greater cooperation.

Today, more than $3.3 billion in goods and services cross the border each day, and every year the two economies exchange more than $1 trillion in goods and services. Canada is the largest market for 36 U.S. states, and the leading customer for American agriculture, autos and auto parts, and wood and paper products—importing more than China, Japan, the United Kingdom, and France combined. Canada is also the largest supplier of energy to the U.S., serving as a safe, secure, and democratic partner to keep prices down for Americans, and achieve energy independence for our countries. What is more, Canada has the potential to be the supplier of choice for numerous critical minerals that will form the backbone of the technologies that will propel our economies into the future.

With these considerable advantages, the Canada-U.S. partnership has the potential to be a beacon of stability in an increasingly dangerous and unpredictable world. As global energy markets are roiled by instability around the world, the Canada-U.S. partnership can keep prices down for Canadians and Americans. As housing prices climb, our collaboration and plentiful, affordable lumber, can bring the promise of homeownership back into reach of Canadians and Americans. Working together, we can protect our manufacturing and blue collar workers from unfair foreign competition, and we can provide our cutting-edge sectors, like AI, with the power they need to thrive.

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Today, we have a choice. We can choose to recognize the shared threats we face from our adversaries, and strengthening our ties accordingly to secure generations of prosperity for North American workers. Or, we can choose to damage the most successful trading relationship in history, and hurt ourselves and each other.

Canada is choosing to strengthen our ties. Workers, on both sides of the border, are counting on it. But if threatened, Canada is prepared to respond as required, to protect Canadian workers, Canadian businesses, and our economic security.

That is why the government is taking action to prepare for any global uncertainties by securing our economic advantages—against hostile economic actors and global market distortions, particularly China’s overcapacity and oversupply, caused by non-market policies and practices.

Canada is doing this by ensuring workers and industry have the tools and protections they need to secure critical supply chains and respond to foreign threats. As part of securing our economy and continent, we’ve already doubled our planned defence spending since 2015. And now, we’re strengthening continental defence and Arctic security by strengthening Canada’s domestic military industrial capacity to support our progress towards NATO’s 2 per cent target. In doing so, our goal is to strengthen Canada’s relationships with allies and likeminded partners to advance the shared interests of our workers and our collective economic and national security.

Protecting Economic Security in a Changing World

The changing global trade, economic, and political environment today presents risks to the foundations of Canada’s prosperity.

The government will always stand up for Canadian interests. In the past year, the government has acted to protect Canada’s economy from the many risks present in today’s complex geopolitical and economic environment:

-  The National Security Review of Investments Modernization Act, which received Royal Assent in March 2024, strengthens Canada’s foreign investment review regime by providing additional authorities for the government to mitigate national security risks that arise from investments and enhances collaboration with international partners.

-  In May 2024, the government implemented export controls on certain quantum computing and semiconductor technologies and equipment with potential military applications to ensure their responsible development and transfer. Moving forward, we will continue to ensure that the export of critical and emerging technologies is done responsibly in close collaboration with allies and partners.

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Protecting Economic Security in a Changing World

–   The government is making investments to strengthen supply chains, particularly in strategic sectors that support Canada’s clean economy, such as critical minerals and downstream value chains. To that end, the government will leverage all available tools to facilitate private sector investment, including through support at Export Development Canada.

–   In October 2024, the government imposed a 100 per cent tariff on all Chinese EVs and a 25 per cent tariff on imports of Chinese steel and aluminum products, in response to the extraordinary threat to these sectors from unfair non-market competition, and insufficient or non-existent labour and environmental standards.

–   To strengthen Canada’s trade remedies system, Canada has taken significant steps to provide more robust protection against unfair trade, including through ongoing implementation of the Canada Border Services Agency Market Watch Unit, and continued engagement with industry on potential additional changes (e.g., anti-circumvention) to support further alignment with the U.S.

–   This Fall Economic Statement announces new measures that will provide the government with additional tools to further protect Canada’s economic security through more flexible import and export permits regime and reciprocal procurement policies, and to address supply chain risks related to forced labour.

Canada will aggressively advance new measures to defend our economic security interests, as informed by Canadians’ input received during consultations on potential new economic security measures.

This includes developing a policy framework to mitigate risks posed by foreign entities owned, controlled, or influenced by a jurisdiction of concern, wherever they may operate. These entities could be a vector for policies and practices that undermine Canada’s national or economic security—for example, they could be leveraged to serve state-driven objectives; benefit from non-market policies and nefarious practices that confer an unfair competitive advantage and harms Canadian businesses; or exert undue socio-economic-political influence in the countries in which they operate. Details on this policy framework will be announced in Budget 2025.

As well, while connected vehicles have improved driver safety and convenience, the technology and components that enable these systems create potential security risks for Canadians—such as the collection and manipulation of private data and information—that could be exploited by actors that seek to harm Canadian interests. To protect the safety and privacy of Canadians, the government is considering options for addressing the security risks associated with technologies and components used in connected vehicles that are sourced from certain jurisdictions.

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Protecting Economic Security in a Changing World

As the government further develops measures to be more flexible and responsive to evolving global developments, we will work closely with likeminded partners with a view to aligning our approaches, reinforcing integrated supply chains, and defending the rules-based international trading system.

Securing Our Partnership with the United States

Deeply integrated Canada-U.S. supply chains underpin our collective economic competitiveness and prosperity. Canada is committed to working closely with the United States to bolster secure and resilient supply chains and mitigate risks of global disruptions by non-likeminded actors, particularly in strategic sectors such as critical minerals, nuclear fuels, and all forms of energy.

Canada is the United States’ trusted partner for the oil needed to keep America growing and keep gas prices from rising. Last year, the United States imported over C$173 billion of oil, making up 60 per cent of all U.S. oil imports. Through Canada’s network of 70 transborder oil and gas pipelines, we reliably and affordably deliver for America. Canadian crude oil keeps prices down at the pump for American drivers. Keeping North American energy flowing freely is also good for Canada. Our oil and gas sector, the largest sector of our trading relationship, represented almost 6 per cent of GDP last year, and supports more than 180,000 good Canadian jobs.

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In addition to oil, Canada exports a lot of electricity to the United States. In 2023, Canada provided C$4.3 billion (US$3 billion) in electricity exports to the U.S., representing an affordable and reliable energy source for Americans, and benefiting households from New York to Minnesota to Washington. Canada today produces a surplus of electricity that ensures all Canadians benefit from among the lowest electricity bills per kWh in the world and our growing economy means Canada needs to produce even more electricity.

To promote safety, security and reliability, as well as to keep rates affordable on both sides of the border, we’re actively working to renew our Columbia River Treaty with the U.S., which will optimize production along the basin that generates 25 per cent of all U.S. hydroelectricity consumption. Hydro-Québec is building new cross-border powerlines—including the Hertel-New York interconnection line project connecting to the US$6 billion Champlain Hudson Power Express which will reliably deliver 20 per cent of New York City’s electricity and save New Yorkers US$17 billion in electricity costs over three decades.

To build on our shared economic interests and strengthen our partnership, in 2018, we signed the new NAFTA with President Trump’s first Administration. Since the renewal of the world’s greatest free trade agreement, workers in Canada and America have benefited from increased economic growth.

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With respect to nuclear supply chains, Canada is working with its closest trading partner to develop stronger, more resilient North American nuclear supply chains, and to ensure our nuclear sector is not dependent on Russia.

Furthermore, the $500 million backstop for enriched fuel purchases by utilities announced in this Fall Economic Statement will support investments to increase North American enriched uranium production capacity, including high-assay low-enriched uranium (HALEU), while leveraging Canada’s technological leadership and resource endowment advantages.

Moving forward, Canada will advance initiatives to address issues of common interest and priority with the United States—such as critical minerals and nuclear fuel supply chain security, steel and aluminum, and others—in the context of our bilateral and multilateral engagements, including Canada’s upcoming presidency of the G7 in 2025.

Boosting Canadian Defence Production

In July 2024, the Prime Minister announced that Canada will reach NATO’s 2 per cent spending target by 2032. Over the past three years, Canada has made crucial investments to achieve this commitment.

In Budget 2022, the government announced more than $15 billion over 20 years to support NATO’s common budget and urgent operational needs of the Canadian Armed Forces in light of Russia’s invasion of Ukraine. In June 2022, the government announced its commitment to a generational modernization of NORAD with around $38 billion over 20 years in additional dedicated funding. In Budget 2024, the government announced Our North: Strong and Free, an Arctic and continental defence focused defence policy update which included funding of an additional $73 billion over 20 years. Taken together since 2022, we have committed more than $125 billion over 20 years to strengthen national defence.

We understand that there is still more to do, and are focused on meeting our commitments to Canadians, and to our NATO allies. To do that, we need to build up our own military industrial capacity.

Canada will continue to strengthen its own military industrial capacity. This approach will boost Canada’s economic growth and strengthen our economy by sourcing from Canadian suppliers, where doing so procures the capabilities our military needs on time and on budget.

Boosting Canadian defence procurement builds on the steps we have already taken to improve procurement systems, including strategic partnerships with industry and supporting Canadian defence innovation.

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Friendshoring Canadian Supply Chains

We are standing up for Canada’s national economic interests. We will use Canada’s toolkit to defend Canada’s economic security. In doing so, Canada will further strengthen our relationships with allies and likeminded partners to advance our collective interests and security.

When our trading partners choose to compete unfairly, we will take action to defend Canadian workers and businesses. We have taken exceptional measures in response to the extraordinary threat to critical Canadian manufacturing sectors and the electric vehicle industry from unfair non-market competition from China. These measures include:

✓	Imposing a 100 per cent tariff on all Chinese EVs, effective October 1. This includes electric and certain hybrid passenger automobiles, trucks, buses, and delivery vans.

✓	Imposing a 25 per cent tariff on imports of Chinese steel and aluminum products, effective October 22.

✓	Limiting eligibility for federal zero-emission vehicle incentives to Canada’s free trade partners.

These important steps are just one part of the government’s work to protect Canada’s economic security. These measures are enabling the government to better respond to global developments that hurt our collective prosperity. We are ensuring alignment with the approaches of our likeminded trading partners, helping to make our supply chains more resilient, to protect Canada’s national interest.

More Tariffs to Combat Unfair Chinese Trade Practices

China’s intentional, state-directed policy of overcapacity and oversupply is a serious threat to Canadian manufacturing, Canadian jobs, and the Canadian economy. Over the past months, the government has acted decisively to address this problem and ensure that no one can use Canada as a back door to the North American market. We are energetically advancing this work.

Already this year, Canada implemented tariffs on Chinese imports of EVs, steel, and aluminum products. We did this in lock-step with our largest trading partner to protect our tightly integrated supply chains. We also amended rules for consumer incentive programs for zero-emission vehicles and chargers, so they would only benefit Canada’s free trade agreement partners. And we recently concluded consultations on the potential implementation of further tariffs.

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The 2024 Fall Economic Statement announces Canada’s intent to impose tariffs on imports of certain solar products and critical minerals from China early in the new year. Canada also intends to impose tariffs on semiconductors, permanent magnets, and natural graphite from China beginning in 2026. These measures will prevent Chinese non-market trade practices from causing unfair and harmful market distortions in Canada and throughout the North American continent. Further details on these tariff measures will be announced soon.

The government is protecting Canadian jobs and industry against countries that do not play by the rules they have agreed to. We will continue to advance this file aggressively and will have more to say.

Restricting Trade with Countries that Harm Canada

Canada is deeply concerned by autocratic regimes’ use of economic coercion, unfair trade practices, and exploitation of supply chain dependencies. These are increasingly prevalent economic security threats by bad actors around the world.

To combat emerging threats and protect our economy, Canada needs to strengthen our retaliatory mechanisms. One such tool, the Export and Import Permits Act, currently sets out specific circumstances under which the government could include goods and technology on the Import Control List and Export Control List to restrict their importation or exportation.

To ensure that Canada’s trade controls regime is robust and responsive to evolving economic security threats, the 2024 Fall Economic Statement announces the government’s intent to propose legislative amendments to the Export and Import Permits Act that would allow the government to restrict the importation or exportation of items in response to actions of another country that harm Canada or to create more secure and reliable supply chains.

Reciprocity Across Our Trading Partnerships

Canadian workers and businesses deserve to be treated fairly when doing business abroad. Our trading partners should grant Canadian businesses the same access that their companies enjoy in Canada.

Beyond our tariffs on Chinese imports which are securing the North American market from oversupply and overcapacity, Canada has already demonstrated it will stand up for our businesses and workers by energetically defending the national interest, including:

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Retaliation to U.S. section 232 tariffs on steel and aluminum: In 2018, when the U.S. imposed illegal tariffs on imports of Canadian steel and aluminum, Canada imposed “dollar-for-dollar” retaliatory tariffs against $16.6 billion of imported steel, aluminum, and other products from the U.S. After 12 months, the U.S. dropped the tariffs on Canada.

Further to these actions already taken to protect our economy, the Policy Statement on Ensuring Reciprocal Treatment for Canadian Businesses Abroad, released alongside the 2023 Fall Economic Statement, set forth Canada’s approach for protecting Canadian workers and businesses from unfair foreign trade and economic practices.

The 2024 Fall Economic Statement announces that going forward, reciprocity will be considered as a requirement for all federal spending and policies. This approach will be applied to a range of new measures including, but not limited to, government procurement, including sub-national infrastructure spending, investment tax incentives, grants and contributions, technical barriers to trade, sanitary and phytosanitary measures, investment restrictions, and intellectual property requirements.

Reciprocity in Federal Procurement

Canadian businesses deserve to be treated fairly. If countries are discriminating against Canadian businesses, those countries shouldn’t expect their companies to receive better access to opportunities in Canada than they afford to Canadian companies. Reciprocal procurement policies will level the playing field for Canadian workers and businesses.

Recognizing this, the federal government is advancing its reciprocity policy, which will match access to federal procurement opportunities in goods and services to the access countries provide to Canadian businesses. This will ensure that federal procurement dollars benefit Canadian workers and businesses, strengthen supply chains with trusted allies, and ensure relationships with our trading partners are mutually beneficial.

The 2024 Fall Economic Statement announces that starting in spring 2025, the government will strictly enforce its procurement trade obligations to limit access to Canada’s federal procurement market to Canadians and our trading partners who provide access to Canada.

The 2024 Fall Economic Statement announces the government will further explore the possibility of placing domestic content conditions on foreign suppliers’ participation in federally funded infrastructure projects and creating a program to prioritize doing business with small Canadian businesses and Canadian innovators.

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Canada is a Global Nuclear Leader

Nuclear energy will play a significant role in Canada and around the world to achieve net-zero emissions by 2050 and meet the rising electricity demands of AI. During the World Climate Action Summit of the 28th Conference of the Parties to the UN Framework Convention on Climate Change, Canada and 24 other countries launched the Declaration to Triple Nuclear Energy. Simply put, nuclear power is vital for Canada to generate the power our electricity grids need to fuel a growing economy.

Canada’s nuclear energy sector exemplifies the nation’s commitment to sustainable and reliable power generation, and to peaceful and responsible use of nuclear technology. We have a long history of leadership in nuclear energy, dating to the 1940s with the establishment of our Chalk River Laboratories, leading to the development of the CANDU (CANadian Deuterium Uranium) reactor.

Canada is making significant strides in nuclear energy investment and development with publicly announced plans for new nuclear reactors across the country, supported by the following recent policy announcements.

✓

As announced in this Fall Economic Statement, solely having the Canadian Nuclear Safety Commission process apply to certain brownfield nuclear projects, as opposed to also requiring a federal impact assessment.

✓

The 15 per cent Clean Electricity investment tax credit, the 30 per cent Clean Technology investment tax credit, and the 30 per cent Clean Technology Manufacturing investment tax credit will support investments in nuclear electricity generation, nuclear power supply chains, and nuclear fuel production.

✓	Committing up to $3 billion in export financing to Romania for two new CANDU reactors, enhancing energy security and reducing reliance on Russian energy while creating Canadian jobs.

✓	Providing $50 million for Bruce Power’s nuclear expansion.

✓

Investing $970 million in small modular reactors (SMRs) through the Canada Infrastructure Bank in Ontario Power Generation’s project at Darlington, with other funding sources also supporting various SMR designs and development efforts.

✓	Updating, in November 2023, Canada’s Green Bond Framework to make certain nuclear energy expenditures eligible.

✓	Allocating $3.1 billion in Budget 2024 to Atomic Energy of Canada Limited for nuclear research and environmental protection initiatives.

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✓	Getting nuclear projects built in a timely, predictable, and responsible fashion, including setting a three-year target for nuclear project reviews, as announced in Budget 2024.

Strengthening Nuclear Fuel Supply Chains

Canada is a global leader in nuclear energy, which is crucial for achieving net-zero emissions, enabling economic growth, and supporting our energy security and that of our allies. Looking to the future, innovative types of reactors will require enriched nuclear fuel. The nuclear supply chain must be free from Russian influence, which Canada and Sapporo 5 partners (Canada, Japan, France, the United Kingdom, and the United States) have committed to catalyze through public and private investments.

The federal government is stepping up to de-risk energy utility investments in nuclear, to strengthen the supply chains fueling clean nuclear power in our trusted trading partners, particularly the U.S., and ensure that Canada’s electricity grids can decarbonize.

To support demand for allied enriched nuclear fuel and bolster supply chain resiliency, the 2024 Fall Economic Statement announces the government’s intent to backstop up to $500 million in enriched nuclear fuel purchase contracts from the United States or other allied countries, including high-assay low-enriched uranium (HALEU), subject to further consultations with industry stakeholders on program details, and provide $4 million over 10 years, starting in 2024-25, for Natural Resources Canada to administer the program.

Canada’s Critical Minerals Advantage

The International Energy Agency (IEA) forecasts that global demand for critical minerals—including copper, lithium, cobalt, and rare earth elements—that are needed to build clean energy technologies is set to double by 2030. This represents a generational opportunity for Canada, given our country’s extensive reserves, our expertise in the mining industry, and Canada’s position as the global leader for mining financing.

All programs and initiatives under Canada’s $3.8 billion Critical Minerals Strategy are now underway to bolster clean energy and sustainable critical minerals development, including funding for Indigenous engagement and participation in the mining sector. The government has implemented many key initiatives under the Critical Minerals Strategy since its launch, including under the following areas:

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Infrastructure: The $1.5 billion Critical Minerals Infrastructure Fund has completed its first call for proposals. The Fund supports the development and deployment of clean energy and transportation infrastructure that will enable the development and expansion of critical minerals projects in Canada.

✓

As a recent example of support provided under the Critical Minerals Infrastructure Fund, the government announced a joint investment of up to $195 million with the Government of British Columbia to upgrade key highway infrastructure in the northwest region. These investments will support critical minerals development in that region, improve community access and safety, and create good mining jobs across the province.

Research and Development: Since the launch of the Strategy, the government has implemented initiatives supporting exploration, research, development, and innovation across the critical minerals sector.

✓

The Critical Minerals Research, Development, and Demonstration Program supports the advancement of critical minerals technologies and processes through a federal research and development (R&D) stream and a contribution funding stream. To date, the Program has implemented over 75 R&D projects and invested over $62 million to support 14 demonstration projects, including projects covering battery minerals, recovering critical minerals from mine tailings, and rare earth elements processing.

Through the $3.8 billion Critical Minerals Strategy and other federal investments, the government is supporting the growth of the critical minerals sector to create economic opportunities for Canada, promote the production and supply of critical minerals, and friendshore our supply chains.

Strengthening Supply Chains for Responsibly Produced Critical Minerals

Canada is home to the critical minerals the world needs to power the 21st century industrial transition. Resilient and secure supply chains for critical minerals—essential inputs for clean technology, defence, and advanced manufacturing—are vital for safeguarding Canada’s national security, economic security, and prosperity. Canada and likeminded partners are working to diversify supply sources to mitigate risks of supply chain vulnerabilities, particularly from jurisdictions that do not share Canada’s, and our allies’, democratic values and free-market principles.

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Federal investments through Canada’s $3.8 billion Critical Minerals Strategy, the Clean Technology Manufacturing investment tax credit, and the EV Supply Chain investment tax credit are positioning Canada as a supplier of choice for responsibly produced critical minerals. As of June 2024, Canada ranked among the top five producers for 10 critical minerals, and has 56 critical minerals mines, 26 critical minerals processing facilities, and 151 active advanced stage projects.

A challenge facing major projects in Canada and elsewhere is unpredictable price fluctuations that create uncertainty for investors and undermine long-term project viability. While price fluctuations also impact other commodities, the distortive practices of dominant market actors operating throughout the world exacerbate price volatility and make this a particularly concerning issue in the critical minerals sector. According to the International Energy Agency, battery critical minerals, such as lithium, cobalt, nickel, copper, and graphite, have seen the greatest price volatility.

To address this challenge, Canada will work with the United States and other likeminded partners to address the impacts of non-market policies and practices that unduly distort critical mineral prices. This includes ensuring that market participants recognize the value of critical minerals produced responsibly, with due regard for high environmental standards and labour practices.

Advancing Border Carbon Adjustments

Canadian industry is serious about doing their part in the fight against climate change. However, many of their overseas competitors are not, and continue to pollute without any concern for the environmental harms they are causing. In many cases, this disregard means that foreign competitors are able to produce goods at lower costs than their competitors in high standard jurisdictions. Our allies are moving forward to address this.

Simply put, Border Carbon Adjustments level the playing field for responsible Canadian companies by ensuring foreign businesses that export into Canada also pay for their emissions.

In 2023, the European Union implemented their own Carbon Border Adjustment Mechanism on carbon intensive products and those at most significant risk of carbon leakage: cement, iron and steel, aluminium, fertilisers, electricity, and hydrogen. In the United States, there have been at least five different pieces of legislation introduced in the 118th Congress which aim to achieve a similar goal.

As a next step in Canada’s efforts, the government is now working with key emissions intensive, trade exposed sectors to assess the domestic emissions intensity of their Canadian production.

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Engagement with stakeholders will provide valuable input to the ongoing consideration of potential measures to address high-emissions imports, including Border Carbon Adjustments and emissions standards. At the same time, Canada is engaged with our like-minded partners in pursuit of collaborative approaches to mitigate carbon leakage risks, both bilaterally and through the G7, World Trade Organization, Organisation for Economic Co-operation and Development, and International Energy Agency.

Eradicating Forced Labour from Our Supply Chains

Forced labour is never acceptable anywhere in the world and we must ensure that our global supply chains remain free from these abuses.

That is why in Budget 2024, Canada announced a commitment to eradicate forced labour from Canadian supply chains.

The 2024 Fall Economic Statement announces the government’s intent to introduce legislation to create a new supply chain due diligence regime, requiring government entities and businesses to scrutinize their international supply chains for risks to fundamental labour rights and take action to resolve these risks. A new oversight agency will be created to ensure ongoing compliance.

The 2024 Fall Economic Statement announces the government’s intent to introduce legislative amendments to strengthen Canada’s ban on imports of goods produced with forced labour, including increasing the onus on importers to demonstrate that their supply chains are free of forced labour. To implement these new regimes, the 2024 Fall Economic Statement proposes to provide $25.1 million over two years, starting in 2025-26, to Global Affairs Canada and the Canada Border Services Agency.

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Investing to Raise Wages

millions of dollars

	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
2.1. More Productive and Innovative Jobs	84	258	337	213	235	234	1,361
Securing Canada’s AI Advantage	40	67	67	0	0	0	174
Boosting Scientific Research and Experimental Development	44	335	405	345	365	370	1,864
Less: Funds Previously Provisioned in the Fiscal Framework	0	-150	-150	-150	-150	-150	-750
Accelerating Digital Adoption for Small Businesses	0	3	9	9	9	0	30
Making Clean Hydrogen through Methane Pyrolysis	0	3	6	9	11	14	43
2.2. Helping Businesses Grow and Compete	35	2,344	2,556	2,334	5,415	4,603	17,287
Extending the Accelerated Investment Incentive	35	2,290	2,500	2,290	5,510	4,725	17,350
Unlocking Pension Investment in Canada - Attracting Investment in High-Growth Companies	0	53	55	43	-96	-123	-68
Capital Gains Rollover on Business Investment	0	1	1	1	1	1	5
2.3. Unlocking Canada’s Economic Potential	0	39	48	24	1	2	113
STEM Opportunities in High School	0	1	1	1	1	1	3
Training for the Next Generation of Innovators	0	6	12	12	0	0	29
Cutting More Red Tape	0	5	6	6	6	6	28
Less: Funds Sourced From Existing Departmental Resources	0	-5	-6	-6	-6	-6	-28
Reducing Barriers to Trade Within Canada	0	2	1	1	0	0	4
Keeping Northern Manitoba Connected by Rail	0	22	22	0	0	0	44
Better Public Transit in the National Capital Region	0	9	12	10	0	0	32
Building Arctic Bay Harbour in Nunavut	0	0	0	0	0	1	1

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	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
2.4. Bolstering Continental Growth	1	6	19	0	0	0	26
Strengthening Nuclear Fuel Supply Chains	1	0	0	0	0	0	1
Eradicating Forced Labour from Our Supply Chains	0	6	19	0	0	0	25
Additional Investments – Investing to Raise Wages	0	26	-191	-166	-16	23	-324
Modify the Small Nuclear Energy Eligibility under the Clean Technology Investment Tax Credit	0	31	124	159	254	283	851
Less: Funds Previously Provisioned in the Fiscal Framework	0	-5	-315	-325	-270	-260	-1,175

This measure proposes amending the small nuclear energy property eligibility criteria under the Clean Technology investment tax credit, including removing the megawatt electric threshold and modularity requirement, and increasing the megawatt thermal threshold for all nuclear fission reactors at a nuclear facility to 1,400. These would apply as of March 28, 2023.

Chapter 2 - Net Fiscal Impact	120	2,673	2,768	2,405	5,635	4,862	18,464

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

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Chapter 3

Safety, Security, and Fair Governance

Canadians rightfully expect and deserve to feel safe in their communities. They take pride in our secure and stable democracy. And they count on timely and high-quality government benefits and services.

The 2024 Fall Economic Statement is investing in strengthening our border, in safer communities, and in better government services, while also making government work better for Canadians. We are committed to further securing our shared border with the United States—already the world’s longest and safest—which is critical to keeping our respective nations secure and ensuring long-term prosperity on the continent.

We’re also making government fairer by refocusing spending on the priorities that matter most to Canadians. By cracking down on tax evasion, we’re showing Canadians that they can have confidence in their federal institutions and our tax system. We will also continue investing in communities across Canada to reduce economic disparities, and protect the rights of women, religious communities, and Black Canadians.

3.1 Safer, Healthier Communities

For more than 150 years, Canada and the United States have shared the longest peaceful border in the world, which has delivered extraordinary prosperity to our people, thanks to our common values and commitments to security. Over the past six years, the government has announced over $1.9 billion in investments to reinforce the border and ensure the secure flow of people and goods to and from Canada. This includes $656.1 million for the CBSA to secure the flow of people and goods in and out of Canada, $134.8 million to enhance the CBSA’s frontline capacity to prevent prohibited goods from entering Canada, and $42 million for the RCMP to work with partners to stem the global flow of drug trafficking, which has had such devastating consequences on our communities. In an increasingly complex global environment, where transnational crime and migration pressures are on the rise, the government is taking further action for a smarter, stronger, and tougher border.

In addition to ensuring Canadians have confidence that our borders are secure, we are taking action to ensure Canadians can continue to take great pride in their communities. We must combat the rising gun violence on our streets, anti-choice groups that seek to restrict a woman’s right to choose, and rising hate that are threatening the fabric that knits our communities together.

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As our country and communities grow, we must take action to build a future where our borders are secure, where communities welcome diversity as our strength, where women’s rights are protected, and where every Canadian feels safe in the place they call home. The 2024 Fall Economic Statement is taking action to make our communities safer, vibrant, and more inclusive.

Securing Our Borders

As the world grows more complex and the pressures on our borders and immigration systems become more intense, it is crucial that Canadians can continue to have faith that their borders are secure, and their immigration system is efficient and secure. Public safety and the integrity of our immigration system must be protected.

We will make clear that attempts to subvert the security of the border or come to Canada outside legal channels are prevented. We will invest in cutting-edge technology, empowering law enforcement, and ensuring that only those eligible to remain in Canada do so. Building on initiatives like the 2023 Additional Protocol to the Safe Third Country Agreement—which effectively closed unofficial ports of entry such as Roxham Road—these investments demonstrate Canada’s commitment to a secure and well-regulated border system.

The 2024 Fall Economic Statement proposes to provide a $1.3 billion comprehensive border security package to Public Safety Canada, the Canada Border Services Agency, the Communications Security Establishment, and the Royal Canadian Mounted Police.

Stricter Bail and Sentencing Laws

Repeat offenders, violent offenders, and organized criminals pose severe threats to the safety of Canadians. To make it more onerous to get bail where there is a risk to public safety, and to provide courts with the ability to impose consecutive sentences in more serious cases, the government is implementing stricter bail and sentencing laws to keep repeat and violent offenders off our streets.

The 2024 Fall Economic Statement announces the government’s intention to amend the Criminal Code to make bail and sentencing laws stricter to better respond to the severity of auto theft, break and enter, extortion, and arson crimes committed by repeat, violent, and organized crime offenders.

This builds on amendments to the bail system implemented in January 2024, which created a new reverse onus to target serious repeat violent offending involving weapons and broadened the reverse onus targeting repeat offenders of intimate partner violence.

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Cracking Down on Auto Theft

Keeping communities safe starts with securing our borders from illegal migration, the illicit drug trade, and weapons smuggling.

Compared to the same period last year, auto thefts decreased by 19 per cent in the first half of 2024, according to the Insurance Bureau of Canada.

To bolster our efforts, we are providing the Canada Border Services Agency (CBSA) with additional resources to stop criminals who try to move illicit drugs, illegal guns, and stolen vehicles, across our borders.

The 2024 Fall Economic Statement announces the government’s intent to introduce legislative amendments to the Customs Act to grant the Canada Border Services Agency new authorities to inspect goods destined for export. This will include obligating warehouse operators and shippers to provide adequate accommodations for CBSA officers to carry out their mandate.

Already this year, the CBSA has intercepted more than 1,900 stolen vehicles at railyards and ports. This shows real progress after our $43 million investment to help CBSA and Public Safety Canada crack down on auto theft, as announced in February 2024. New border security investments in this Fall Economic Statement will do more to protect Canadians’ property and keep them safe.

Strengthening Information Disclosures from Sex Offender Registries

Canadians should feel confident that law enforcement is aware of and has the tools necessary to minimize risks to public safety posed by sex offenders seeking to travel from other countries into Canada. Similarly, Canada has a duty to inform its closest allies of any travelling offenders visiting their countries from Canada. Bolstering the sharing of this information is particularly important for combatting gender-based violence, in Canada, and around the world.

To protect public safety both at home and abroad and to demonstrate our common resolve to protect women and children from risk and harm:

The 2024 Fall Economic Statement announces the government’s intent to propose amendments to the Sex Offender Information Registration Act to enhance the ability of the Royal Canadian Mounted Police to share information collected under the Act with domestic and international partners.

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Taking Assault Weapons Off Our Streets

Canadians have a right to feel safe in their communities. In 2020, the government banned assault-style firearms and prohibited their sale. Now, the government is moving forward with the next steps of an assault-style firearms compensation program—to get weapons of war off our streets.

This measure is explicitly designed to target only assault weapons. Businesses in possession of prohibited firearms are able to safely dispose of their weapons and get fairly compensated for them, ensuring their compliance with the assault-style firearms ban. The government intends to launch the program for individual firearms owners in the coming months.

The 2024 Fall Economic Statement proposes to provide $597.9 million over three years, starting in 2024-25, to Public Safety Canada and the Royal Canadian Mounted Police to safely remove prohibited firearms from communities and fairly compensate assault-style firearms owners.

On December 5, 2024, the government announced that 324 additional types of assault-style firearms are now prohibited in Canada. The prohibition of these additional unique makes and models is effective immediately. These firearms can no longer be legally possessed, sold in, or imported into Canada, and can only be transferred or transported under limited circumstances. These firearms must be securely stored in accordance with the storage requirements for their classification prior to the prohibition.

The government is also acting to fully implement former Bill C-21, with remaining provisions to come into force early in 2025. In particular, no later than January 2025, the government intends to introduce measures in Parliament to address the rates of gun violence in situations of gender-based and intimate partner violence, including to define “protection order” to support the implementation of these additional harm reduction measures. New Red Flag laws—already in force—allow anyone to apply in court to temporarily remove a firearm from an individual who may pose risks to themselves or others. An awareness campaign will be launched in the spring to support the new Red Flag laws. In addition, the government will also introduce regulations concerning large-capacity magazines in March 2025.

The Government of Canada has committed to work with the Government of Ukraine to identify how prohibited assault-style firearms could be donated to support Ukraine’s fight for its democracy and sovereignty. These guns are military-style guns and Ukraine has indicated interest in those weapons of NATO calibre.

The government respects and will not infringe upon the rights of lawful gun owners and recognizes the fundamental importance of firearms, such as hunting rifles and shotguns, to the way of life for many rural Canadians, farmers, and Indigenous hunters.

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Protecting Women’s Reproductive Health

Sexual and reproductive health care is non-negotiable. It is a medical necessity. However, women face a range of barriers in accessing it. Across the country, anti-choice groups are working to restrict a woman’s right to choose what’s best for her body. And in rural, remote, and other under-served communities access to sexual and reproductive health services is often limited.

That is why in Budget 2021, the federal government launched the Sexual and Reproductive Health Fund—to support community-based organizations that improve access to abortion and other sexual and reproductive health care services.

The 2024 Fall Economic Statement proposes to provide $90 million over six years, starting in 2024-25, with $20 million ongoing, to Health Canada to expand and make permanent the Sexual and Reproductive Health Fund.

The 2024 Fall Economic Statement also proposes to provide $7.5 million over four years, starting in 2025-26, to Statistics Canada to run new surveys about sexual and reproductive health and rights.

Supporting Women’s Organizations

Women’s rights organizations in Canada play a leading role in driving social change and addressing the barriers Canadian women face on a day-to-day basis. These organizations help women and girls become financially secure, work to end gender-based violence, and provide a critical link to community services and supports.

The 2024 Fall Economic Statement proposes to provide $15 million over three years, starting in 2024-25, to the Department for Women and Gender Equality for the Women’s Program. This funding will help build capacity of women’s organizations, such as to help them advance projects focused on ending gender-based violence, to help more women and girls to live safe, healthy, and prosperous lives.

Investing in Community Security Infrastructure

Our government is taking action to ensure that all Canadians have the freedom to live and practice their religion in safety. In Budget 2024, our government provided $32 million over six years, starting in 2024-25, and $11 million ongoing, for Public Safety Canada to enhance support for community security infrastructure. And the government recognized the need to make it easier and more efficient for organizations to access security support when they need it.

On September 24, 2024, the Minister of Public Safety, Democratic Institutions and Intergovernmental Affairs launched the new Canada Community Security Program (formerly known as the Security Infrastructure Program) to protect Canadians from violence, threats, and hate.

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The Canada Community Security Program is now open and accepting applications from community groups. The new program is a simpler, more flexible, and more generous program than its predecessor, and will support communities by investing in security measures that will help keep them safe. Eligible expenses include security equipment and hardware, minor renovations to enhance security, security and emergency assessments and plans, training to respond to hate-motivated events, and time-limited security personnel.

This new program builds on the successes of the former Security Infrastructure Program, and delivers significant new improvements, including:

✓	Expanding eligibility for funding to include office and administrative spaces, cemeteries, and child care centres.

✓	Covering up to 70 per cent of a project’s eligible costs, compared to just 50 per cent under the former program.

✓	Providing funding for time-limited, third-party licensed security personnel, as a permanent feature of the program.

✓

Removing the maximum level, or stacking limit, of government support across federal, provincial, territorial, and municipal sources, unlocking more opportunities for organizations to get the funding they need.

✓	Reducing administrative barriers in the application process.

✓	Accepting applications year round through a rolling intake process.

✓	Allowing organizations to apply for funding and deliver projects on behalf of affiliated eligible recipients.

Establishing Canada’s Black Justice Strategy

Black communities unfairly live with the effects of prejudice, discrimination, and hatred—from unconscious bias to anti-Black hate crimes and violence. While decades of hard work from advocates in Black communities to address the injustices Black Canadians face has led to serious, positive steps forward, more needs to be done to overcome systemic discrimination.

That is why, as part of our commitment to the UN Decade for People of African Descent, which recognizes that people of African descent represent a distinct group whose human rights must be promoted and protected, we are delivering on our commitment to establish Canada’s first-ever Black Justice Strategy. This progress was made possible due to the close partnership and consultation with Black communities across the country.

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The 2024 Fall Economic Statement proposes to provide $77.9 million over two years, starting in 2025-26, to launch Canada’s Black Justice Strategy. This strategy takes a whole-of-government approach and includes:

-	$23.6 million over two years, starting in 2025-26, for the Department of Justice to:

◾	support Black-specific court worker services;

◾	expand the use of Impact of Race and Culture Assessments to equip judges to write fairer pre-sentencing reports;

◾	develop supports for Black victims and survivors of crime;

◾	extend the External Steering Group, which provides expert advice on implementing the Black Justice Strategy; and,

◾	develop Black-specific diversion, conferencing, and bail supervision programs for Black youth.

-

$18.2 million over two years, starting in 2025-26, to the Royal Canadian Mounted Police for the Anti-Racism Unit and for evidence-based improvements of national standards, policies, and practices to address the over-representation of Black people in the criminal justice system;

-	$16.7 million over two years, starting in 2025-26, for Public Safety Canada to help Black community organizations provide community reintegration and corrections programming;

-	$7.9 million over two years, starting in 2025-26, for Correctional Service Canada’s Black Offender Strategy, which provides culturally-sensitive rehabilitation during incarceration;

-	$8.8 million over two years, starting in 2025-26, for Health Canada to expand culturally-appropriate mental health supports and substance use and addictions programming for Black Canadians;

-	$1 million over two years, starting in 2025-26, for Statistics Canada, to fill in key data gaps and better understand outcome disparities for Black Canadians; and,

-	$1.8 million over two years, starting in 2025-26, for the Canada School of Public Service to drive culture change within the public service.

Canada’s Black Justice Strategy will make meaningful progress to overcome anti-Black racism and ensure that Black Canadians are treated equitably before and under the law. This strategy is a key part of our government’s work to build a fairer and more just country for every generation.

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In particular, the government thanks the external Steering Group on Canada’s Black Justice Strategy, which was comprised of nine experts and leaders from Black communities across Canada, for its work and expertise on how we can help Black Canadians thrive. The Steering Group’s report outlined five key pillars: Social Determinants of Justice; Policing; Courts and Legislation; Corrections; and Parole, Re-entry, and Reintegration. The Black Justice Strategy takes action to deliver on each of these five pillars, and investments to strengthen the Black Entrepreneurship Program directly respond to Pillar 1.

Strengthening the Black Entrepreneurship Program

Black entrepreneurs and small business owners face systemic barriers that limit their access to the capital needed to grow their businesses and bring their ideas to market. To further our commitment to the UN Decade for People of African Descent, the government is helping Black Canadian business owners and entrepreneurs access the capital they need to succeed.

The 2024 Fall Economic Statement proposes to provide $189 million over five years, starting in 2025-26, to Innovation, Science, and Economic Development Canada for the Black Entrepreneurship Program to help Black entrepreneurs and business owners thrive. Specifically, the Program provides access to capital, mentorship, financial planning services, and more.

The 2024 Fall Economic Statement also proposes to provide $9.5 million over two years, starting in 2025-26, for Employment and Social Development Canada to help Black youth overcome employment barriers through the Youth Employment and Skills Strategy Program.

Supporting Black Community Organizations

Canada thrives when our communities are vibrant and strong. To support the important work that Black-led organizations do in advancing policies and programming for Black Canadians, and addressing systemic racism, the government is investing in projects that enhance community spaces and strengthen the capacity of community organizations.

The 2024 Fall Economic Statement proposes to provide $36 million in 2025-26 to Employment and Social Development Canada for the Supporting Black Canadian Communities Initiative which empowers Black-led, Black-serving, and Black-focused community organizations to promote inclusiveness.

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3.2 Securing Democracy

Canada’s democracy is strong. But we know that our democracy, and democracies around the world, are under attack. Russia’s choice to launch an illegal full-scale invasion of Ukraine in 2022 reignited war in Europe, displacing and harming millions, causing supply chain disruptions, and exacerbating world hunger.

Around the world, the rules-based international order—which has underpinned decades of unprecedented global prosperity—is being targeted by autocratic and dictatorial regimes.

Threats to democracy abroad are threats to democracy at home. That is why Canada is defending fundamental principles of international law and the right to self-determination by delivering the highest per capita financial support to Ukraine in the G7. It is why we are standing strong against increasing strategic competition from China. And it is why we’ve implemented some of the strictest measures in the world to address the Iranian regime’s repression and support of terrorism.

At home, we must strengthen our democracy to protect it against threats, both foreign and domestic. In particular, the foundation of our democracy—free and fair elections—requires ongoing efforts to root out foreign efforts to interfere in Canadians’ democratic choices. And our military must have the tools it needs to protect Canadians and democracy, which is why Canada is investing in our Armed Forces and will continue to work to boost domestic defence production, as detailed in Chapter 2. We’re also working with the Last Post Fund to ensure that the National Field of Honour remains a solemn place of commemoration honouring Canada’s veterans.

The 2024 Fall Economic Statement takes action to strengthen democracy in Canada and around the world. This includes doubling down on our efforts to make Russia pay for its destruction of Ukraine, strengthening penalties for money laundering and terrorist financing crimes, and advancing our priorities to strengthen the collective security and prosperity of Canada and our G7 partners.

Rebuilding Ukraine with Frozen Russian Assets

More than 1,000 days ago, Russia launched its full-scale, illegal invasion of Ukraine, violating the most fundamental rule of the international order—that international borders must not be changed by force. Since the early days of the conflict, as Ukrainians were bravely defending their nation, Canada was an early champion and leading advocate of holding Russia to account for its war of aggression against a sovereign, free democracy, and of supporting Ukraine in its fight.

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Seven days after Russia invaded Ukraine, Canada led the push in the G7 to sanction Russia’s central bank and sovereign assets. Since then, Canada has worked with G7 partners to use the profits from those assets to pay for Ukraine’s victory and reconstruction.

In Budget 2024, the government announced its intention to go further, to work with our G7 allies to make full use of frozen Russian assets to support Ukraine. On October 25, 2024, G7 Finance Ministers agreed to provide Ukraine with C$68 billion (US$50 billion), through the Extraordinary Revenue Acceleration loans mechanism—an idea first proposed by Canada. These loans will be repaid by the future interest earned on frozen Russian central bank assets held in the European and other jurisdictions. This means Russia, not Ukraine, will bear the burden of repayment. At the G7 Leaders Summit in June, Canada committed to back C$5 billion—the largest per capita contribution—of the Extraordinary Revenue Acceleration loans for Ukraine. Canada will continue to work with our G7 partners to find ways to ensure the aggressor pays and that Russian assets are used to support Ukraine and its reconstruction.

Canada is further doing its part by introducing a Made-in-Canada version of the European Union’s windfall profit mechanism, through a targeted charge on the profits financial institutions earn from holding frozen Russian assets. This mechanism will prevent financial institutions from unduly profiting from their sanction obligations, while unlocking new funds to support Ukraine’s victory and reconstruction.

The 2024 Fall Economic Statement announces the government’s intention to introduce legislative changes to the Special Economic Measures Act permitting the government to levy a targeted charge against the windfall profits generated on frozen assets held in Canada.

Cracking Down on Money Laundering and Terrorist Financing

Financial crimes are not victimless. Money laundering perpetuates crimes such as human trafficking, fentanyl trafficking, and other illicit drug trafficking, as well as fraud, theft, and other economic crimes. Terrorist financing wreaks havoc on communities at home and around the world. Iran’s theocratic dictatorship is a particularly egregious financier of terrorism. Dictators, autocrats, and their oligarch cronies use illicit financing networks to evade sanctions and fund their oppressive regimes. Transnational organized criminal groups based in China have been identified as an acute threat to Canada’s financial integrity.

Since 2015, the government has strengthened enforcement of and invested in combatting financial crime to protect Canadians and safeguard the integrity of the financial system. These include successive legislative amendments to the Criminal Code and the Proceeds of Crime (Money Laundering) and Terrorist

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Financing Act (PCMLTFA) to strengthen the investigative, enforcement, and information-sharing tools of Canada’s Anti-Money Laundering and Anti-Terrorist Financing (AML/ATF) Regime.

In Budget 2024, the government enhanced the ability of reporting entities to share information with each other to fight financial crime, while maintaining privacy protections for personal information. Draft regulations to implement these changes were pre-published on November 30, 2024, for a 30-day public consultation.

Canada recognizes the importance of the Financial Action Task Force (FATF) in establishing and reviewing strong international AML/ATF standards. As a founding member and current Vice-President of the FATF, Canada is leading in the global fight against financial crime.

The 2024 Fall Economic Statement announces the government’s intent to introduce legislative and regulatory measures to further strengthen Canada’s AML/ATF framework, as well as support its upcoming Mutual Evaluation by the FATF in 2025-26. Proposed changes to the PCMLTFA and its regulations would:

-	Strengthen enforcement by expanding the application of the AML/ATF framework to include company service providers that can be used to facilitate money laundering and terrorist financing activities;

-	Require mandatory enrollment with the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) for all reporting entities that are not already registered;

-	Permit FINTRAC to disclose information to support the Office of the Commissioner of Canada Elections to detect and deter illicit financing and foreign interference in Canadian elections;

-	Make technical amendments to:

◾	Clearly prohibit the opening of anonymous accounts;

◾	Clarify the enhanced authorities provided to the Canada Border Service Agency to combat trade-based financial crime in the 2023 Fall Economic Statement; and,

-	Advance the coming into force date of FINTRAC disclosures to provincial civil forfeiture offices.

The 2024 Fall Economic Statement also announces the government’s intent to develop a new taskforce for law enforcement and the financial sector to exchange and analyze information relating to high-end money laundering schemes, including related to fentanyl trafficking, modelled after the United Kingdom’s Joint Money Laundering Intelligence Taskforce (JMLIT) and tailored to Canada’s legal context.

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The 2024 Fall Economic Statement also announces the government’s intent to launch interdepartmental dialogues with non-profit organizations to deepen awareness, enhance communication, and better combat money laundering, terrorist financing, and sanctions evasion risks.

Stronger Penalties for Financial Crimes

Businesses with obligations under the PCMLTFA, known as reporting entities, are on the front lines of the fight against money laundering, terrorist financing, and sanctions evasion. These obligations, such as customer due diligence and reporting suspicious transactions, help FINTRAC, Canada’s financial intelligence unit and AML/ATF regulator, detect and deter financial crimes. Recent trends in AML/ATF penalties, both in Canada and abroad, reinforce the importance of enhancing adherence with PCMLTFA obligations so that non-compliance is not treated as the cost of doing business. If left unchecked, these deficiencies risk undermining the effectiveness of the PCMLTFA in the fight against financial crimes.

Canada is taking forceful action to hold businesses responsible for the actions they oversee. New reforms will ensure non-compliance is treated as a serious priority.

The 2024 Fall Economic Statement announces the government’s intent to introduce legislative and regulatory amendments to strengthen compliance, increase administrative monetary penalty (AMPs) amounts to align with those in other federal statutes, establish safeguards for small businesses so they are not unfairly or disproportionally penalized, and raise fines to more forcefully prosecute egregious cases of criminal non-compliance. Proposed changes to the PCMLTFA and its regulations would:

-	Increase all individual administrative monetary penalty (AMP) amounts by 40 times the current amount;

-	Require FINTRAC to take into account a reporting entity’s ability to pay when issuing an AMP and require that accurate financial information is provided;

-	Establish a new aggregate penalty limit for all AMPs issued in a single Notice of Violation; specifically, the greater of:

◾	$4 million for an individual and $20 million for an entity; and,

◾	3 per cent of annual worldwide gross revenue;

-	Enable the refusal or revocation of registration for a money service business with an outstanding AMP;

-	Increase fines for all criminal offences by 10 times the current amount and provide additional guidance to courts by increasing undefined prison terms to up to 1 year;

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-

Introduce a criminal offence for false, misleading, or incomplete information by a reporting entity to FINTRAC, which would not apply to the passing on of unsuspicious information provided by a client;

-	Create a new overarching requirement for reporting entities to establish and maintain an effective, risk-based, and reasonably designed compliance program.

-	Increase AMPs for the violation of existing compliance program requirements by re-classifying them as ‘very serious’;

-

Require a reporting entity and FINTRAC to enter into a compliance agreement following the issuance of an AMP, which obligates the reporting entity to undertake specific actions to address the deficiencies that led to the AMP; and,

-	Introduce a requirement for the FINTRAC Director to issue a public compliance order if the compliance agreement is not adhered to, with a corresponding AMP, specifically, the greater of up to:

◾	$5 million for an individual and $30 million for an entity; and,

◾	3 per cent of annual worldwide gross revenue.

To help implement these stricter penalties for financial crimes, the government also intends to increase the coordinated exchange of regulatory and supervisory information among federal agencies with financial sector responsibilities.

The 2024 Fall Economic Statement announces the government’s intention to amend the PCMLTFA and the Office of the Superintendent of Financial Institutions Act (OSFI Act) to make FINTRAC a member of the Financial Institutions Supervisory Committee (FISC), enabling better coordination across agencies in fighting financial crimes.

Advancing Canada’s G7 Presidency Priorities

Canada has no greater allies than our peers in the G7. As Canada assumes the G7 Presidency in 2025, we are facing significant global challenges.

New technologies are creating extraordinary opportunities, even as they reshape our societies and present new risks. Increasing geopolitical instability is incurring a tremendous human cost, forcing democracies around the world to evaluate their vulnerabilities, and leading to new challenges to the rules and principles that preserve the international order. And the costs of climate change continue to escalate.

In 2025, Canada will lead the G7 in confronting these changes. Together, we will focus on ensuring the safety, security, and prosperity of our citizens in a rapidly changing world.

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Through our G7 Presidency, Canada will lead that work to respond to global challenges and seize new opportunities for economic progress, as well as to deepen the political, economic, and security ties between G7 partners that serve us all so well.

Further details on Canada’s G7 Presidency priorities will be announced in due course.

3.3 Fair Governance

To deliver on Canadians’ priorities—like restoring housing affordability and investing in the kind of economic growth that raises wages and creates good jobs—the government must deliver benefits and programs efficiently and effectively. The government’s responsible fiscal management, underpinned by ongoing spending reviews, ensures public funds are used in the way that best meets the needs of Canadians.

As the needs and priorities of Canadians change, the government must evolve and modernize the way it does business. From improving the user experience for online benefit portals, to making tax benefits available to more Canadians, we are making government work better for Canadians. We are also equipping the public service with the modern tools it needs to boost productivity and deliver benefits and services to Canadians, faster.

The 2024 Fall Economic Statement announces new action to improve trust and transparency across federal institutions. The government is also investing in modernizing IT systems to ensure Canadians get the timely and high-quality customer service they expect and deserve.

Responsible Government Spending

Canadians rightfully expect their government to be responsible with tax dollars.

In Budget 2023 and the 2023 Fall Economic Statement, the government announced a total of $15.8 billion in savings over five years, starting in 2023-24, and $4.8 billion every year thereafter. These savings are being refocused towards the priorities that matter most to Canadians today, including health care, housing, and an economic growth plan and industrial strategy that create well-paying jobs for workers.

Following Budget 2023, the government carried out the first phase of refocusing government spending. It identified areas of duplication, low value for money, or lack of alignment with government priorities, with a particular focus on reducing travel and consulting costs. Care was taken to ensure that departments and agencies could meet their reallocation targets without impacting direct benefits and service delivery to Canadians; direct transfers to

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other orders of government and Indigenous communities; and the Canadian Armed Forces.

Building on this progress, Budget 2024 announced the second phase of savings from refocusing government spending would be achieved primarily through natural attrition in the federal public service. This work will begin showing results in 2025-26.

AI in the Public Service

Public servants provide valuable services and programs to Canadians and businesses, from helping Canadians access government services, such as the Canadian Dental Care Plan, and pension and EI benefits, to helping businesses grow through a range of financing and expert advisory programs.

However, there are opportunities to do things better and be more efficient. With the rapid advancement of AI capabilities, the government itself can and must now harness these tools to improve its own operations. The technology holds the promise to dramatically change how the public service delivers programs and services to Canadians, increasing productivity, efficiency and the quality of services. By utilizing new and existing tools in the marketplace, we can empower public servants to focus on meaningful work, rather than simple, repetitive tasks.

As detailed in Chapter 2, the government is committed to responsible AI adoption throughout the federal public service, and many AI implementations are already making the public service more productive, so it can better deliver for Canadians. The government is pursuing this potential through a steady and ambitious effort to explore AI adoption in the aim of more efficient government services, programs, and operations to better serve Canadians, while ensuring appropriate safeguards.

–

To achieve this, a new AI Secretariat has been established at the Privy Council Office to help leverage, coordinate, and drive AI efforts across the public service. Initial work will focus on areas where AI adoption offers near-term improvements to the quality and efficiency of government operations, including enhanced use of AI tools in translation and consideration of how AI could be leveraged for efficiency in administration of the Access to Information Act and broader back-office and enabling functions.

–

In addition, the President of the Treasury Board is leading work to develop a comprehensive AI Strategy for the Public Service. The strategy will create a framework to ensure AI is adopted responsibly, inclusively, and safely. Public consultations were completed in October and the Strategy will be released in spring 2025.

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Building on these measures to expand the use of AI across the public service:

The 2024 Fall Economic Statement announces the launch of a strategic review of government operations and programs with a focus on expanding the use of AI in the public service to improve both efficiency and service delivery. The review will be led by the AI Secretariat, and results will be announced in Budget 2025.

Advancing Innovative Procurement

As the single largest purchaser of goods and services in Canada, the federal government recognizes the important role it plays in supporting and growing Canadian businesses. That’s why Budget 2024 announced the government’s intention to introduce legislative procurement targets for small- and medium-sized businesses and innovative firms. Since then, the government has been working with industry stakeholders and innovation organizations, as well as evaluating international best practices, to help develop targets that drive innovation and support the growth of small businesses.

The 2024 Fall Economic Statement announces the government’s intent to introduce the Small Business Innovation and Procurement Act that would obligate federal government departments and agencies to procure a minimum of 20 per cent of goods and services from small- and medium-sized Canadian businesses and a minimum of 1 per cent of goods and services from innovative firms.

The 2024 Fall Economic Statement also proposes to establish a small business innovation program to support federal departments and agencies in meeting the new targets. This program will focus on the development of new procurement service standards, changes to Government Contracts Regulations, and piloting new ways to refine innovations that improve the way government does business. The program will also enhance collaboration between government and small businesses and foster a culture of innovation across departments, enabling more agile approaches to contracting.

The government will provide an update on establishing this small business innovation program in spring 2025 following targeted stakeholder engagement to refine options for how the government can best deliver this program in ways that support businesses and meet government needs.

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Cracking Down on Tax Evasion

While the vast majority of Canadians file their taxes and play by the rules, a handful of wealthy taxpayers try to cheat the system to avoid paying their fair share.

The government has zero tolerance for tax fraud. Combatting tax fraud improves the fairness of the tax system. That is why this Fall Economic Statement is reinforcing the Canada Revenue Agency’s (CRA) ability to prevent fraud and lead audits.

Building on previous investments, the 2024 Fall Economic Statement proposes to provide $451.5 million over five years, starting in 2025–26, to the CRA for additional measures to conclude audits of emergency business subsidy amounts and close major tax compliance gaps. These investments would enable the CRA to:

-

Require tax cheats to pay their fair share by enhancing compliance coverage over non-filers with a high likelihood of tax owing, particularly in the high net-wealth population and those active in the underground economy;

-	Audit remaining cases of willful non-compliance in Canada Emergency Rent Subsidy (CERS) and Canada Emergency Wage Subsidy (CEWS) claims;

-	Promote compliance, target tax avoidance, and develop valuable expertise on Canada’s trust-filing population by providing permanent funding to the Trust Filers Verification Program (T3VP); and,

-	Protect Crown revenue against tax schemes, stop unwarranted refunds, and protect vulnerable populations by expanding capacity to review high-risk claims.

It is estimated that these measures will recover $2.9 billion in federal revenue over five years, starting in 2025-26. Further proportionate gains will be realized by provinces and territories, whose tax revenues will also increase as a result of this crackdown on tax evasion.

In addition to new measures in this Fall Economic Statement, the government is exploring options to combat carousel schemes, which are a type of fraud in which transactions flow through fabricated supply chains to exploit the tax system and syphon off GST/HST revenues.

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Modernizing Service Delivery

Canadians should seamlessly receive the benefits they are entitled to, like Old Age Security (OAS)—the federal government’s largest expenditure. The more than seven million seniors who will receive $80.9 billion through OAS this year deserve timely and convenient access to their benefits.

Upfront investments are needed to modernize Service Canada’s outdated IT systems to deliver the high-quality services Canadians expect and deserve. Investments in modern technologies will enable Service Canada to implement new features for a more convenient, user-tailored experience.

The 2024 Fall Economic Statement proposes to provide $64.7 million over six years, starting in 2024-25, to Employment and Social Development Canada to finish migrating OAS onto a secure, user-friendly platform.

From renewing a passport to applying for benefits such as OAS, Canadians expect quick and efficient assistance at Service Canada locations. To reduce wait times, the government is working to roll-out a digital queuing system that, once operational, would allow Canadians to hold their place in line remotely upon arrival and leave the immediate area while waiting in the digital queue for in-person assistance.

The 2024 Fall Economic Statement proposes to provide $7 million over three years, starting in 2025-26, to develop a digital queuing system at Service Canada locations.

Putting Terry Fox on the $5 Bill

Terry Fox is a Canadian hero. He campaigned to raise awareness and funding for cancer research by running his Marathon of Hope, a cross-Canada 42-km daily run, on his prosthetic leg. By February 1981, the Marathon of Hope had raised $24.7 million or $1 for every Canadian. His run was interrupted just past the half-way point when the cancer reached his lungs, and ultimately took his life. Through his efforts, the 22-year-old showed Canadians the difference that an ordinary person could make through sheer willpower and determination.

Today, Terry Fox Runs are held every year, across the country, and around the world to raise money for cancer research. To inspire more Canadians to give $5 to the cause that Terry Fox championed:

The 2024 Fall Economic Statement announces that Terry Fox will appear on the next $5 bank note. Sir Wilfrid Laurier will move from the $5 bank note to appear on the next version of the $50 note.

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Chapter 3

Safety, Security, and Fair Governance

millions of dollars

	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total

3.1. Safer, Healthier Communities	143	808	399	334	341	299	2,324

Securing Our Borders	81	144	278	275	282	241	1,302

Taking Assault Weapons Off Our Streets	51	541	6	0	0	0	598

Protecting Women’s Reproductive Health	10	11	14	21	22	20	98

Supporting Women’s Organizations	1	7	7	0	0	0	15

Establishing Canada’s Black Justice Strategy	0	27	51	0	0	0	78

Strengthening the Black Entrepreneurship Program	0	42	43	38	38	38	198

Supporting Black Community Organizations	0	36	0	0	0	0	36

3.2. Securing Democracy	0	0	-158	-158	-158	-158	-631

Stronger Penalties for Financial Crimes	0	0	-158	-158	-158	-158	-631

3.3. Fair Governance	38	-463	-505	-444	-478	-505	-2,357

Cracking Down on Tax Evasion	0	99	109	81	79	83	451

Less: Projected Revenues and Recoveries	0	-572	-621	-532	-563	-592	-2,880

Modernizing Service Delivery	38	10	7	7	6	4	72

Additional Investments – Safety, Security, and Fair Governance	84	33	12	10	8	7	154

Transparent Reporting for Non-Profit Organizations	0	11	7	5	3	2	28

Funding proposed for the CRA to support improvements to information reporting by non-profit organizations. Further details are included in Tax Measures: Supplementary Information.

Recognizing Canada’s Sports Heroes	0	1	1	1	1	1	5

Funding proposed for PCH to support the programming and operations of Canada’s Sports Hall of Fame.

Helping Canadians Stay Active	0	5	0	0	0	0	5

Funding proposed for PHAC to support ParticipACTION’s promotion of physical activity for people of all ages and abilities.

AIDE Canada	0	2	0	0	0	0	2

Funding proposed for PHAC to support AIDE Canada to connect members of the autism and intellectual disability community to information and resources.

Temporary Lodging for Asylum Claimants	77	0	0	0	0	0	77

Funding proposed for IRCC to extend temporary accommodations for asylum claimants until March 31, 2025.

Haida Gwaii	0	1	1	1	1	1	5

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	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
Funding proposed to re-classify Haida Gwaii from the Intermediate Zone to the Northern Zone for the Northern Residents Deductions.

Supporting Toronto Caribbean Carnival	2	2	0	0	0	0	4

Funding proposed for FedDev Ontario to support Toronto Caribbean Carnival.

Infoway Clinician Adoption Incentive Program	8	8	0	0	0	0	15
Less: Funds Sourced from Existing Departmental Resources	-8	-8	0	0	0	0	-15

Funding proposed for Canada Health Infoway to launch a clinician adoption incentive program to encourage uptake of AI Scribes.

Supporting Montreal Festivals	0	6	0	0	0	0	6

Funding proposed for CED to support Igloofest Montréal, Les Francos de Montréal, Montreal High Lights festival and the Montreal Jazz Festival.

Bringing the World’s Top Conventions to Canada	5	5	0	0	0	0	10

Funding proposed for Destination Canada to extend the International Convention Attraction Fund.

Supporting the RCMP Heritage Centre	0	0	3	3	3	3	12

Funding proposed for PCH to support the RCMP Heritage Centre and reaffirm the government’s commitment to transforming it into a National RCMP Museum.

Chapter 3 - Net Fiscal Impact	266	378	-252	-258	-287	-356	-509

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

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Annex 1

Details of Economic and Fiscal Projections

Economic Projections

The average of private sector forecasts has been used as the basis for economic and fiscal planning since 1994. This helps to ensure objectivity and transparency, and introduces an important element of independence into the government’s economic and fiscal forecast. The economic forecast presented in this section is based on a survey of a group of private sector economists conducted in September 2024. The survey average has been adjusted to incorporate the actual results of the National Accounts for the third quarter of 2024 and the historical revisions released on November 29, 2024.

The September survey includes the views of 11 private sector economists:

–	BMO Capital Markets;

–	CIBC World Markets;

–	The Conference Board of Canada;

–	Desjardins

–	Industrial Alliance Insurance and Financial Services Inc.;

–	Laurentian Bank Securities;

–	National Bank Financial Markets;

–	Royal Bank of Canada;

–	Scotiabank;

–	TD Bank Financial Group; and,

–	The University of Toronto (Policy and Economic Analysis Program).

The macroeconomic inputs of the September 2024 survey remain consistent with recent economic data, and as such provide a reasonable basis for fiscal planning. Still, there have been an unusual number of policy developments since September, including geopolitical tensions globally and an incoming U.S. administration, that will have material implications for the outlook.

Overall, the survey inputs suggest that the Canadian economy will see moderate growth for 2024 as a whole before strengthening over the course of 2025. With inflation expected to remain close to 2 per cent, further monetary policy easing is expected over the next year.

Details of Economic and Fiscal Projections 181

The 2024 growth outlook has been revised up amid a more resilient Canadian economy in the first half of the year compared to the Budget 2024 outlook. Economists expected moderate below-potential growth in 2024, before it gradually picks up to reach about 2 per cent in the second half of 2025. Overall, private sector economists expect growth of 1.3 per cent in 2024 and 1.7 per cent in 2025, compared to 0.7 per cent and 1.9 per cent, respectively, in Budget 2024 (restated for historical revisions).

Private sector economists expected the softening in the labour market to be slightly more pronounced than previously thought in the Budget 2024 outlook. The unemployment rate was expected to average 6.4 per cent in 2024 and 6.7 per cent in 2025 (compared to 6.3 per cent in both years in Budget 2024), before gradually declining to 5.7 per cent by 2029. Since private sector economists were surveyed in September, the unemployment rate first fell from 6.6 per cent in August to 6.5 per cent in September and October, before rising to 6.8 per cent in November. The unemployment rate is expected to remain low by historical standards, and far below the peaks typically seen in recessions.

Private sector economists expected Consumer Price Index (CPI) inflation to remain at about 2 per cent in the last months of 2024 averaging 2.5 per cent for the year as a whole, the same as projected in Budget 2024, and 2.0 per cent in 2025 (compared to 2.1 per cent in Budget 2024).

Short-term interest rates have come down faster than private sector economists anticipated in September. Short-term interest rates were expected to decline to an average of 4.4 per cent in 2024 and to 2.9 per cent in 2025, about 10 basis points lower on average per year compared to Budget 2024. Short-term interest rates were then expected to settle at about 2.8 per cent over the remaining years of the forecast horizon (about 10 basis points higher than Budget 2024). Private sector economists have also revised down their outlook for long-term interest rates by about 10 basis points on average this year and next year. However, long-term rates are still expected to pick up from 3.1 per cent in 2025 to 3.5 per cent in 2029 (similar to Budget 2024).

WTI crude oil prices have been highly volatile over the past several months and have been trading at close to US$70 per barrel since September. Ongoing tension in the Middle East, developments around the US and Chinese economies, and OPEC+ supply outlook are likely to continue driving volatility in oil prices. Forecasters expected WTI crude oil prices to average US$76 per barrel over the forecast horizon (previously US$78 per barrel).

182 Annex 1

The completion of the Trans Mountain Expansion Project is contributing to a declining discount for Canadian oil while the additional pipeline capacity is boosting crude oil exports which contributed 0.3 percentage points to real GDP growth in the third quarter. The TMX expansion has supported a narrowing of the WCS-WTI price differential, which since its recent peak of $27 in late 2023, has narrowed to about $12 since October.

Reflecting upward revisions to the near-term outlook for real GDP and a similar GDP inflation outlook, the level of nominal GDP is expected to be higher by $17 billion in 2024 and by $9 billion on average per year over the 2025-28 period.

The Department of Finance did not re-survey private sector economists following the U.S. election given the continued high levels of uncertainty surrounding the implications for both the North American and global economies. The potential impact of these developments on the economic outlook remains unclear. Publicly available forecasts from the private sector have shown little change since the September survey, suggesting that the survey remains a reasonable baseline. To support prudent economic and fiscal planning amidst heightened global uncertainty, the potential implications of recent developments are examined in greater detail in the economic scenario analysis later in the annex.

Table A1.1

Average Private Sector Forecasts

Per cent, unless otherwise indicated

	2024	2025	2026	2027	2028	2029	2024- 2028
Real GDP growth[1]
Budget 2024	0.7	1.9	2.2	2.1	2.0	---	1.8
2024 Fall Economic Statement	1.3	1.7	2.1	2.1	2.0	2.0	1.8
GDP inflation[1]
Budget 2024	3.0	1.9	2.0	2.0	2.0	---	2.2
2024 Fall Economic Statement	3.0	1.9	2.0	2.0	2.0	2.0	2.2
Nominal GDP growth[1]
Budget 2024	3.7	3.9	4.2	4.2	4.0	---	4.0
2024 Fall Economic Statement	4.3	3.7	4.2	4.1	4.0	4.0	4.1
Nominal GDP level (billions of dollars)[1]
Budget 2024	3,043	3,161	3,295	3,433	3,571	---
2024 Fall Economic Statement	3,060	3,173	3,305	3,441	3,578	3,721
Difference between Budget 2024 and 2024 Fall Economic Statement	17	11	11	8	7	---	11
3-month treasury bill rate
Budget 2024	4.5	3.1	2.7	2.7	2.7	---	3.1
2024 Fall Economic Statement	4.4	2.9	2.6	2.8	2.8	2.8	3.1
10-year government bond rate
Budget 2024	3.3	3.2	3.3	3.3	3.4	---	3.3
2024 Fall Economic Statement	3.3	3.1	3.2	3.3	3.4	3.5	3.3
Exchange rate (US cents/C$)
Budget 2024	74.4	76.4	77.6	78.0	78.5	---	77.0
2024 Fall Economic Statement	73.4	74.2	75.6	76.1	76.4	76.5	75.1

Details of Economic and Fiscal Projections 183

	2024	2025	2026	2027	2028	2029	2024- 2028
Unemployment rate
Budget 2024	6.3	6.3	6.0	5.8	5.7	---	6.0
2024 Fall Economic Statement	6.4	6.7	6.2	6.0	5.8	5.7	6.2
Consumer Price Index inflation
Budget 2024	2.5	2.1	2.1	2.0	2.0	---	2.1
2024 Fall Economic Statement	2.5	2.0	2.0	2.0	2.0	2.0	2.1
U.S. real GDP growth
Budget 2024	2.2	1.6	2.0	1.9	1.9	---	1.9
2024 Fall Economic Statement	2.6	1.7	2.0	2.0	2.0	2.0	2.1
West Texas Intermediate crude oil price ($US per barrel)
Budget 2024	78	78	78	78	78	---	78
2024 Fall Economic Statement	78	77	76	75	75	77	76

Note: Forecast averages may not equal average of years due to rounding. Numbers may not add due to rounding.

[1] Previously published figures have been restated to reflect the historical revisions in the Canadian System of National Accounts.

Source: Statistics Canada; for Budget 2024, Department of Finance Canada March 2024 survey of private sector economists; for the 2024 Fall Economic Statement, Department of Finance Canada September 2024 survey of private sector economists, which has been adjusted to incorporate the historical revisions and the actual results of the National Accounts for the third quarter of 2024 released on November 29, 2024; Department of Finance Canada calculations.

Changes to Fiscal Projections Since Budget 2024

The fiscal outlook presented in the 2024 Fall Economic Statement is based on the economic projections provided by the September 2024 survey of private sector economists. The tables that follow present changes to the fiscal outlook since Budget 2024, including the impact of government policy actions taken since Budget 2024, measures in the 2024 Fall Economic Statement, year-to-date financial results, and Department of Finance upside and downside scenarios.

As shown in Table A1.2, a deficit of $48.3 billion, or 1.6 per cent of GDP, is projected in 2024-25. A deficit of $42.2 billion is projected in 2025-26, or 1.3 per cent of GDP. In 2026-27, the deficit is expected to fall below 1 per cent of GDP, achieving the government’s ongoing fiscal objective.

184 Annex 1

Changes to the Fiscal Outlook Since Budget 2024

Table A1.2

Economic and Fiscal Developments, Policy Actions and Measures

billions of dollars

	Projection
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030
Budgetary balance - Budget 2024	-40.0	-39.8	-38.9	-30.8	-26.8	-20.0
Economic and fiscal developments since Budget 2024	-21.8	-3.0	1.4	2.9	-2.6	-3.0
Budgetary balance before policy actions and measures	-61.9	-42.8	-37.4	-27.9	-29.4	-23.0	-18.7
Policy actions since Budget 2024		-3.4	-1.1	-0.2	1.3	0.8	0.4
2024 Fall Economic Statement measures (by chapter)
1. Reducing Everyday Costs		-1.7	-0.6	-0.3	-0.2	-0.2	-0.2
2. Investing to Raise Wages		-0.1	-2.7	-2.8	-2.4	-5.6	-4.9
3. Safety, Security, and Fair Governance		-0.3	-0.4	0.3	0.3	0.3	0.4
Subtotal - 2024 Fall Economic Statement Measures		-2.1	-3.7	-2.8	-2.3	-5.5	-4.7
Total – Policy actions since Budget 2024 and 2024 Fall Economic Statement measures		-5.5	-4.7	-3.1	-1.0	-4.7	-4.3
Budgetary balance	-61.9	-48.3	-42.2	-31.0	-30.4	-27.8	-23.0
Budgetary balance (per cent of GDP)	-2.1	-1.6	-1.3	-0.9	-0.9	-0.8	-0.6
Federal debt (per cent of GDP)	42.1	41.9	41.7	41.0	40.2	39.5	38.6
Budgetary balance - upside scenario	-61.9	-46.0	-34.8	-19.5	-16.5	-15.8	-14.9
Budgetary balance (per cent of GDP)	-2.1	-1.5	-1.1	-0.6	-0.5	-0.4	-0.4
Federal debt (per cent of GDP)	42.1	41.8	40.9	39.7	38.6	37.8	37.0
Budgetary balance - downside scenario	-61.9	-49.7	-51.6	-41.6	-36.8	-32.0	-27.0
Budgetary balance (per cent of GDP)	-2.1	-1.6	-1.7	-1.3	-1.1	-0.9	-0.7
Federal debt (per cent of GDP)	42.1	42.0	42.8	42.5	41.7	40.8	39.9
Budgetary balance - Budget 2024	-40.0	-39.8	-38.9	-30.8	-26.8	-20.0
Budgetary balance (per cent of GDP)	-1.4	-1.3	-1.2	-0.9	-0.8	-0.6
Federal debt (per cent of GDP)	42.1	41.9	41.5	40.8	40.0	39.0

Note: Totals may not add due to rounding. A negative number implies a deterioration in the budgetary balance (lower revenue or higher expenses). A positive number implies an improvement in the budgetary balance (higher revenue or lower expenses).

Details of Economic and Fiscal Projections 185

The total net incremental impact of new measures announced in the 2024 Fall Economic Statement is $21.1 billion over six years (Table A1.3). This includes $24.2 billion in new investments, including productivity-enhancing investments such as fully reinstating the Accelerated Investment Incentive and boosting the Scientific Research and Experimental Development tax incentive program, and affordability support (including the two-month GST/HST break for holiday essentials).

These investments are offset by $3.1 billion in new revenues and savings measures, including increased compliance activities by the Canada Revenue Agency ($2.4 billion).

Table A1.3

2024 Fall Economic Statement Measures: Detailed Breakdown

billions of dollars

		Projection
	Type*	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total
New Investments
Extending the Accelerated Investment Incentive	R	0.0	-2.3	-2.5	-2.3	-5.5	-4.7	-17.4
A Tax Break for All Canadians	R	-1.6	0.0	0.0	0.0	0.0	0.0	-1.6
Securing Our Borders	E	-0.1	-0.1	-0.3	-0.3	-0.3	-0.2	-1.3
Boosting Scientific Research and Experimental Development	E, R	0.0	-0.2	-0.3	-0.2	-0.2	-0.2	-1.1
Taking Assault Weapons Off Our Streets	E	-0.1	-0.5	0.0	0.0	0.0	0.0	-0.6
Other	E, R	-0.2	-1.0	-0.4	-0.2	-0.1	-0.2	-2.2
Total New Investments		-2.1	-4.1	-3.5	-3.0	-6.2	-5.4	-24.2
New Revenues or Savings
Cracking Down on Tax Evasion	E, R	0.0	0.5	0.5	0.5	0.5	0.5	2.4
Stronger Penalties for Financial Crimes	R	0.0	0.0	0.2	0.2	0.2	0.2	0.6
Total New Revenues or Savings		0.0	0.5	0.7	0.6	0.6	0.7	3.1
Net Impact of 2024 Fall Economic Statement Measures		-2.1	-3.7	-2.8	-2.3	-5.5	-4.7	-21.1
Of which:
Included in Expense Outlook (E)		-0.4	-1.4	-0.4	-0.2	-0.3	-0.3	-3.1
Included in Revenue Outlook (R)		-1.7	-2.2	-2.4	-2.1	-5.2	-4.4	-18.0

Note: Totals may not add due to rounding. A negative number implies a deterioration in the budgetary balance (lower revenue or higher expenses). A positive number implies an improvement in the budgetary balance (higher revenue or lower expenses).

*Classification by expense and revenue following Canadian public sector accounting standards and as incorporated into the Revenue Outlook (Table A1.7), and the Expense Outlook (Table A1.8).

186 Annex 1

Economic and Fiscal Developments Since Budget 2024

Table A1.4

Economic and Fiscal Developments Since Budget 2024

billions of dollars

	Projection
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029
Economic and fiscal developments by component[1]
Change in budgetary revenues
(1.1) Income taxes	-6.1	-3.7	-0.7	0.1	0.3	0.7
(1.2) Excise taxes and duties	-0.6	-1.3	-0.6	-0.3	-0.3	-0.2
(1.3) Pollution pricing proceeds to be returned to Canadians	0.1	0.0	-0.1	-0.2	-0.6	-0.8
(1.4) Employment insurance premiums	0.4	0.9	1.2	0.9	0.5	0.4
(1.5) Other revenues[2]	0.7	2.5	2.3	1.4	2.3	3.2
(1) Total budgetary revenues	-5.5	-1.6	2.2	1.9	2.0	3.4
Change in program expenses
(2.1) Major transfers to persons	-0.1	-1.3	-1.5	-1.2	-0.9	-0.7
(2.2) Major transfers to provinces, territories and municipalities	0.0	0.3	0.0	-0.1	-0.3	-0.4
(2.3) Pollution pricing proceeds returned to Canadians	0.1	0.2	0.3	0.2	0.4	0.6
(2.4) Direct program expenses	-16.4	0.0	0.7	3.4	-2.3	-3.9
(2) Total program expenses, excluding net actuarial losses	-16.4	-0.8	-0.4	2.3	-3.2	-4.4
(3) Public debt charges	0.0	0.4	1.2	-0.1	-0.6	-1.4
(4) Net actuarial losses (gains)	0.1	-1.0	-1.5	-1.2	-0.8	-0.6
(5) Total economic and fiscal developments	-21.8	-3.0	1.4	2.9	-2.6	-3.0
[1]

A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).

[2]	Includes Digital Services Tax, and Underused Housing Tax in this table only for presentation purposes.

Details of Economic and Fiscal Projections 187

For the year ended March 31, 2024, the government is projected to record significant expenses related to Indigenous contingent liabilities and the COVID-19 pandemic. Absent these expenses, the 2023-24 budgetary deficit would have been $40.8 billion. However, when accounting for these two categories the deficit in 2023-24 is expected to be $21.8 billion higher than the Budget 2024 projection of $40 billion. More information on 2023-24 expected results can be found below.

After being revised down in 2024-25, the outlook for budgetary revenues has improved relative to Budget 2024, reflecting strength in non-tax revenue components, particularly in interest rate-related revenues.

–

Income tax revenues are expected to be slightly lower by approximately $0.7 billion per year on average over the 2024-25 to 2028-29 period due to recent declines in corporate profits, in part due to higher interest rates.

–

The outlook for excise taxes and duties has been revised down by an average $0.5 billion per year over the forecast horizon. This is due to the carry-forward of lower-than-expected 2023-24 results for tobacco and alcohol, customs import duties, fuel consumption and weaker retail sales. The downwards revision is partially offset by increases in the forecast of Goods and Services Tax over the horizon.

–

Proceeds to be returned to Canadians from the federal pollution pricing framework from the provinces and territories that are a part of the federal backstop (Ontario, Nova Scotia, New Brunswick, Manitoba, Prince Edward Island, Saskatchewan, Alberta, Newfoundland and Labrador, Yukon, and Nunavut) are projected to be lower over the forecast horizon. The adjustment is largely due to lower expected fuel consumption. Pollution proceeds will continue to be fully returned to Canadians and businesses in the provinces or territories where they are generated, ensuring that the pollution pricing framework remains revenue neutral.

–

Revenues generated from Employment Insurance (EI) premiums are projected to be higher over the forecast horizon driven by a growing labour force, stronger wages, and a slightly higher premium rate projection.

–

Other projected revenues have been revised up over the forecast horizon due to greater projected interest rate-related revenues including interest and penalties, return on investments, and net foreign exchange revenues.

188 Annex 1

Program expenses in 2024-25 and beyond have been revised up, on average, relative to Budget 2024, mainly reflecting higher expectations for major transfers to persons and direct program expenses.

–

Relative to Budget 2024, major transfers to persons are higher across the horizon, largely due to higher Employment Insurance benefits. The outlook for the Canada Child Benefit is broadly in line with Budget 2024, while elderly benefits are revised up in the near term and down in the outer years, largely reflecting revised assumptions about the number of elderly persons in those years. In 2024-25 this is partially offset from an increase in expected recoveries from benefit overpayments for emergency COVID-19 income supports for Canadians.

–

Compared to Budget 2024, projected major transfers to provinces, territories, and municipalities have been revised upwards due to higher projected Territorial Formula Financing, offset in part by higher expected recoveries under the Quebec Abatement.

–

Proceeds from the federal pollution pricing framework returned are projected to be lower over the forecast horizon, reflecting lower expected proceeds collected from the federal pollution pricing framework.

–

Direct program expenses have been adjusted upward on average relative to the Budget 2024 forecast. Higher expenses are driven by higher current service costs for RCMP and veterans’ disability and other benefits due to updated assumptions related to intake and unit costs based on recent experience; and higher allowances on tax receivables and interest expense on tax payables, related to the growth and aging of tax receivables and the resumption of normal audit activity post pandemic. Partially offsetting impacts come from lower anticipated offshore oil and gas royalties returned to provinces, revised provisions for contingent liabilities, and revised timing and spending against previously announced measures.

Relative to Budget 2024, public debt charges are lower in the near term, primarily due to lower short- and long-term interest rates as forecasted by private sector economists. Higher outer years are due to both higher long-term interest rates and borrowing requirements.

Net actuarial losses, which represent changes in the measurement of the government’s obligations for pensions and other employee future benefits accrued in previous fiscal years and pension fund assets, are expected to be higher relative to Budget 2024, due to forecast losses resulting from lower than projected interest rates used to measure the present value of the obligations as of March 31, 2024, especially for RCMP and veterans’ disability, and other benefits.

Details of Economic and Fiscal Projections 189

Prudent Accounting of Future Potential Developments

Since Budget 2024, the government identified significantly higher contingent liabilities, that is, possible obligations that have been assessed as likely to result in a future payment. While there were no payments associated with these liabilities in the 2023-24 fiscal year, the federal government is acting prudently by transparently accounting for these possible future payments in the 2024 Fall Economic Statement. This approach is consistent with Canadian public sector accounting standards.

In 2023-24, the government is expecting to record expenses totaling approximately $16.4 billion related to Indigenous contingent liabilities and $4.7 billion related to the COVID-19 pandemic. Absent these expenses, the projected 2023-24 budgetary deficit would have been roughly $40.8 billion, compared to Budget 2024’s forecast of $40 billion.

Budget 2024 projected revenues of $465.1 billion for the fiscal year ending March 2024 underpinned by economic data and strong year-to-date revenue results. Revenues for 2023–24 are expected to be $5.5 billion lower compared to the projection, due to lower tax revenue consistent with the softening of the economy from higher interest rates as the Bank of Canada returned inflation to 2 per cent. This is a variance of 1.2 per cent on total revenue of over $459 billion.

190 Annex 1

Budget 2024 projected total expenses of $505.1 billion for the fiscal year ending March 2024 and actual expenses are expected to come in at $521.4 billion. However, the government notes, as required by certain accounting standards, that this $16.3 billion rise relative to the forecast in Budget 2024 is mainly owing to provisions for potential future developments, namely:

–	higher-than-anticipated provisions for contingent liabilities relating to development in Indigenous claims currently being negotiated with parties or that are before the courts, and,

–	provisions for presently unrecovered loans and benefits from support delivered during the COVID-19 pandemic.

The expense variance largely reflects the assessment and re-assessment by the government of existing assets and liabilities as required under its accrual accounting framework. That is, these are impacts from past transactions or in anticipation of possible future developments versus new in-year government spending. Payments would only be made if claims are settled or decided by the courts, while unrecovered pandemic-era loans and benefits would only be written off if collection activities are ultimately not successful.

Indigenous Priorities and Reconciliation

The federal government has invested more than $204 billion in Indigenous priorities since 2015, nearly tripling annual spending. These unprecedented investments help to ensure communities have the supports they need to thrive now and in the future.

Details of Economic and Fiscal Projections 191

The federal government is advancing reconciliation, supporting Indigenous Peoples’ right to self-determination, and addressing historical wrongs and systemic racism. Since 2016, the government has provided over $60 billion to resolve Indigenous claims, including $23.3 billion to compensate First Nations children and families who were harmed in the past by discriminatory underfunding of the First Nations Child and Family Services program and of Jordan’s Principle. The government is prioritizing negotiations and working to resolve litigation out-of-court. These accelerated efforts to address past injustices have contributed to an increase in both the number and value of settlements in recent years, as well as higher expenses for contingent liabilities.

“Contingent liabilities can be defined as possible obligations that may result in future payments when one or more future events occur or fail to occur. These events may not wholly be within the control of the government but may arise during the normal course of operations.”

- Parliamentary Budget Officer (PBO), July 2024

When the probability of a future payment is considered likely, and the amount can be estimated, the government records a provision for the contingent liability. The probabilities and estimates are reassessed on an ongoing basis as material changes occur. The government cannot estimate with certainty when contingent liabilities would be paid, or if they would be paid at all, as settlements are a matter being negotiated with other parties or are before the courts.

“The current stock of the outstanding provision for contingent liabilities, as of March 31, 2023, is $76 billion.”
- PBO, July 2024

Total recorded contingent liabilities are expected to have increased from $13 billion in 2015-16 to $57 billion in 2023-24, the vast majority of which relate to Indigenous claims. In 2022-23, the government recorded approximately $26 billion to resolve past injustices, increasing the budgetary deficit which would otherwise have been roughly $9 billion, or 0.3 per cent of GDP. In 2023-24, the government continued to work with Indigenous partners to collaboratively resolve litigation and recognize rights, and is expecting to record Indigenous claims expenses of $17.8 billion in 2023-24. Of this, $16.4 billion relates to potential future payments booked as contingent liabilities for which legal actions remain ongoing and are evolving, with the remainder being settlement payments not previously charged to expenses. These 2023-24 contingent liabilities were confirmed following the end of the fiscal year.

192 Annex 1

The government recognizes, from a fiscal management perspective, that anticipating and accounting for the costs of claims can be challenging and unpredictable. At the same time, it is committed to its work in redressing historical wrongs towards Indigenous Peoples.

Key Ministers will develop a clear plan forward to ensure that financial predictability and sustainability is interwoven with the federal government’s reconciliation efforts. This plan will include convening a working group of experts to advise on the government’s accounting of future potential contingent liabilities related to reconciliation. The working group’s advice will inform the presentation of contingent liabilities in Budget 2025.

Emergency Pandemic Support for Canadians and Small Businesses

During the pandemic, the government delivered unprecedented programs to support the hardest-hit Canadians and businesses to weather the COVID-19 recession. We secured a national supply of vital vaccines to reopen the economy as soon as possible. The Canada Recovery Benefit provided financial support to employed and self-employed Canadians who were directly affected by COVID-19 during public health restrictions. The Canada Emergency Business Account provided interest-free, partially forgivable loans to nearly 900,000 small business and not-for-profit organizations. The federal government supported Canadians when they needed it the most.

This support was crucial to Canada’s remarkable economic resilience and recovery. While largely now passed, there is a diminishing amount of pandemic legacy costs. The government expects to record $1.2 billion in 2023-24 for the write-down by the Public Health Agency of Canada of expired COVID-19 vaccines and therapeutics. In addition, a $3.5 billion provision in 2023-24 is expected to be recorded for loans and receivables related to the emergency support which kept Canadian workers and businesses afloat through the pandemic recession. The government is working hard, using a firm but fair approach to recover pandemic-era public funds where repayment is expected, to meaningfully reduce the provision for loans. This provision will be adjusted as more repayment information becomes available and loan recovery progresses.

Details of Economic and Fiscal Projections 193

Table A1.5

Projected Impact of Indigenous Contingent Liabilities, COVID-19 Provisions, and Adjustments on 2023-24 Results

billions of dollars

2023-24
Significant one-time or exceptional items
Indigenous contingent liabilities	16.4
Adjustments for COVID-19 related support, of which	4.7
Expired COVID vaccine, therapeutics, and PPE	1.2
Subtotal	21.0

Projected deficit including contingent liabilities and COVID-19 provisions	61.9

Projected 2023-24 deficit absent above expenses	40.8

Numbers may not add due to rounding.

194 Annex 1

Summary Statement of Transactions

Table A1.6

Summary Statement of Transactions

billions of dollars

	Projection
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030
Budgetary revenues	459.5	495.2	516.2	537.1	563.1	586.3	612.8
Program expenses, excluding net actuarial losses	466.7	485.7	500.3	509.3	529.7	549.7	570.3
Public debt charges	47.3	53.7	54.2	57.6	62.0	66.3	69.4
Total expenses, excluding net actuarial losses	513.9	539.5	554.5	567.0	591.7	615.9	639.7
Budgetary balance before net actuarial losses	-54.4	-44.3	-38.3	-29.8	-28.6	-29.6	-27.0
Net actuarial losses	-7.5	-4.0	-3.8	-1.1	-1.8	1.9	4.0
2024 Fall Economic Statement budgetary balance Financial Position	-61.9	-48.3	-42.2	-31.0	-30.4	-27.8	-23.0
Total liabilities	2,057.8	2,150.9	2,268.5	2,363.7	2,463.6	2,559.8	2,643.7
Financial assets	705.0	748.2	819.3	879.5	945.8	1,010.7	1,067.7
Net debt	1,352.8	1,402.7	1,449.2	1,484.2	1,517.8	1,549.1	1,576.0
Non-financial assets	116.6	121.3	125.6	129.6	132.9	136.4	140.3
Federal debt[1] Per cent of GDP	1,236.2	1,281.5	1,323.6	1,354.6	1,385.0	1,412.7	1,435.7
Budgetary revenues	15.7	16.2	16.3	16.3	16.4	16.4	16.5
Program expenses, excluding net actuarial losses	15.9	15.9	15.8	15.4	15.4	15.4	15.3
Public debt charges	1.6	1.8	1.7	1.7	1.8	1.9	1.9
Budgetary balance	-2.1	-1.6	-1.3	-0.9	-0.9	-0.8	-0.6
Federal debt	42.1	41.9	41.7	41.0	40.2	39.5	38.6
[1]

The projected level of federal debt for 2024-25 includes an estimate of other comprehensive gains of $0.4 billion for enterprise Crown corporations and other government business enterprises, and an estimate of $2.6 billion for net remeasurement gains on swap agreements, foreign exchange forward agreements, and other financial instruments.

[2]	Numbers may not add due to rounding.

Details of Economic and Fiscal Projections 195

Outlook for Budgetary Revenues

Table A1.7

The Revenue Outlook

billions of dollars

	Projection
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030
Income tax revenues
Personal income tax	217.7	232.6	243.2	251.4	264.0	276.4	287.2
Corporate income tax	82.5	86.8	86.1	87.9	93.4	93.8	98.1
Non-resident income tax	12.5	13.5	13.8	13.9	14.0	14.2	14.3
Total	312.7	332.9	343.1	353.2	371.4	384.4	399.6
Excise tax and duty revenues
Goods and Services Tax	51.4	51.9	55.4	57.3	59.3	61.4	63.8
Customs import duties	5.6	5.6	5.9	6.3	6.6	7.0	7.4
Other excise taxes and duties	12.4	12.9	13.2	13.3	13.3	13.4	13.5
Total	69.4	70.4	74.6	76.9	79.2	81.8	84.7
Other taxes	0.0	2.3	0.9	3.6	2.8	3.0	3.1
Total tax revenues	382.1	405.7	418.7	433.7	453.5	469.2	487.4
Pollution pricing proceeds to be returned to Canadians	10.5	12.8	14.8	16.5	18.3	20.0	21.7
Employment Insurance premium revenues	29.6	30.9	31.6	32.6	33.6	34.9	36.7
Other revenues
Enterprise Crown corporations	3.2	7.1	13.8	17.1	19.8	22.6	24.8
Other programs[1]	29.9	33.4	31.5	31.4	32.3	33.7	36.0
Net foreign exchange revenues and return on investments[1]	4.3	5.2	5.8	5.8	5.8	5.9	6.2
Total	37.4	45.8	51.1	54.3	57.8	62.2	67.0
Total budgetary revenues Per cent of GDP	459.5	495.2	516.2	537.1	563.1	586.3	612.8
Total tax revenues	13.0	13.3	13.2	13.1	13.2	13.1	13.1
Pollution pricing proceeds to be returned to Canadians	0.4	0.4	0.5	0.5	0.5	0.6	0.6
Employment Insurance premium revenues	1.0	1.0	1.0	1.0	1.0	1.0	1.0
Other revenues	1.3	1.5	1.6	1.6	1.7	1.7	1.8
Total budgetary revenues	15.7	16.2	16.3	16.3	16.4	16.4	16.5

 Note: Totals may not add due to rounding.

[1]	Return on investments have been reclassified from Other programs to Net foreign exchange revenues and return on investments.

Table A1.7 above provides an overview of projected budgetary revenues by major component.

196 Annex 1

Income Tax Revenues

Due to stronger than expected employment growth and rising wages, personal income tax revenues—the largest component of budgetary revenues at 47 per cent in 2023-24—are projected to increase to $232.6 billion in 2024-25, or 6.9 per cent, based on revised estimates for household incomes. For the remainder of the forecast horizon, personal income tax revenue growth is expected to average 4.3 per cent, in line with projected nominal GDP growth.

Corporate income tax revenues are projected to increase by 5.2 per cent, to $86.8 billion in 2024-25, reflecting higher year-to-date corporate income tax receipts, steady growth in corporate profits, particularly in the financial sector, and the increased inclusion rate for capital gains. Beyond this, corporate income tax revenues are expected to grow by 2.5 per cent per year for the remainder of the forecast horizon.

Income taxes paid by non-residents on Canadian-sourced income, notably dividends and interest payments, are expected to grow 7.9 per cent to $13.5 billion in 2024-25. Over the remainder of the forecast horizon, growth in non-resident income tax revenues is expected to average 1.1 per cent reflecting a slowdown in dividends and interest payments to non-residents.

Excise Tax and Duty Revenues

Goods and Services Tax (GST) revenues are projected to grow 1 per cent to $51.9 billion in 2024-25, as the temporary GST/HST holiday will have a dampening impact on GST revenue. Over the remainder of the forecast, GST revenues are expected to grow on average by 4.2 per cent per year, in line with the outlook for taxable consumption.

Customs import duties are forecast to marginally increase by 0.4 per cent, to $5.6 billion in 2024-25, reflecting the surtax on Chinese steel and aluminum products and Chinese electric vehicles, and higher expected imports, largely offset by weaker year-to-date results. Over the remainder of the forecast horizon, growth will average 5.8 per cent in line with projected growth in imports.

Other excise taxes and duties are expected to increase by 4.3 per cent to $12.9 billion in 2024-25, reflecting strength in year-to-date data, offsetting lower tobacco sales and lower expected fuel consumption. These revenues are projected to grow at an average annual rate of 0.9 per cent over the remainder of the forecast period.

Other taxes include revenues from the Underused Housing Tax, announced in the 2021 Economic and Fiscal Update, and from the two-pillar international tax reform, which was agreed to in October 2021 and includes 147 members of the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting. Revenues from these taxes are projected to grow to $3.1 billion by 2029-30, primarily reflecting the

Details of Economic and Fiscal Projections 197

projected new revenues from Pillar Two of the international tax reform, which would ensure that multinational enterprises are subject to a minimum level of tax of at least 15 per cent, no matter where their profits are earned.

Pollution pricing proceeds to be returned to Canadians are forecast to grow from an estimated $12.8 billion in 2024-25 to $21.7 billion in 2029-30. Growth in the proceeds from the federal pollution pricing framework will be driven by the increasing carbon price that underlies the forecast1. Pollution proceeds will continue to be fully returned to Canadians, Indigenous governments, and small- and medium-sized enterprises in the provinces or territories where they are generated, as the framework is revenue neutral for the federal government.

Employment Insurance Premium Revenues

Employment Insurance (EI) premium revenues are forecasted to grow 4.6 per cent in 2024-25 supported by robust growth in the labour workforce and wages. Over the forecast horizon, EI premium revenues are projected to grow at an average of 3.5 per cent, reflecting steady earnings growth and increase in workforce.

The EI premium rate is projected to be $1.63 per $100 insurable earnings in 2026, 1 cent lower than the premium rate set for 2025 and 25 cents lower than it was between 2013 and 2016 ($1.88).

The EI premium rate reached its lowest levels in the last 25 years in 2020, 2021, and 2022 ($1.58). The average EI premium rate between 2016 and 2024 has been $1.65. The average premium rate for the preceding decade (2006-2015) was $1.81 (16 cents higher).

[1]

The carbon price trajectory reflects annual increases of $15/tonne, from $65/tonne, beginning in 2023-24, as set out in the Update to the Pan-Canadian Approach to Carbon Pollution Pricing 2023-2030, released in August 2021.

198 Annex 1

Employment Insurance Operating Account

Employment Insurance Operating Account Projections

billions of dollars
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030
EI premium revenues	29.6	30.9	31.6	32.6	33.6	34.9	36.7
EI benefits[1]	23.1	27.8	28.8	29.2	29.9	31.1	32.1
EI administration and other expenses[2]	3.0	3.1	2.9	2.9	2.9	2.8	2.2
	2023[3]	2024	2025	2026	2027	2028	2029	2030	2031	2032
EI Operating Account annual balance	3.8	1.0	0.3	1.3	1.6	1.8	2.9	3.7	4.1	4.3
EI Operating Account cumulative balance	-20.9	-19.9	-19.5	-18.2	-16.6	-14.8	-12.0	-8.2	-4.1	0.1
Projected premium rate (per $100 of insurable earnings)	1.63	1.66	1.64	1.63	1.63	1.63	1.63	1.63	1.63	1.63
[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. EI benefits exclude EI-Emergency Response Benefit costs in line with the government’s commitment to credit the EI Operating Account. To date, the government has credited $26.5 billion for this purpose.

[2]	The remaining EI costs relate mainly to administration and are included in direct program expenses.
[3]	Values for 2023 are actual data. Values for 2024 and future years are a projection.
[4]

The EI Operating Account cumulative balance does not reach exactly zero at the end of the seven-year period as projected EI rates are rounded to the nearest whole cent per $100 of insurable earnings, in accordance with the Employment Insurance Act.

The EI Operating Account operates within the Consolidated Revenue Fund. As such, EI-related revenues and expenses that are credited and charged to the Account, respectively, in accordance with the Employment Insurance Act, are consolidated with those of the government, and affect the budgetary balance. For consistency with the EI premium rate, which is set on a calendar-year basis with the objective of having the Account break even over time, the annual and cumulative balances of the Account are also presented on a calendar-year basis.

The EI Operating Account is expected to record annual surpluses throughout the forecast to reach cumulative balance in 2032 in line with the break-even rate-setting mechanism that started with the setting of the 2017 premium rate. The actual premium rate for 2026 will be set according to this mechanism in the fall of 2025, incorporating the recommendation of the EI Commission based on projections provided by the Office of the Chief Actuary.

Details of Economic and Fiscal Projections 199

Other Revenues

Other revenues consist of three broad components: net income from enterprise Crown corporations; other program revenues from proceeds from the sales of goods and services, other miscellaneous revenues, and interest and penalty revenues; and net foreign exchange revenues and return on investments.

–

Enterprise Crown corporation revenues are projected to increase in 2024-25, largely reflecting higher expected net profits from enterprise Crown corporations as well as interest revenues from increased lending to enterprise Crown corporations. Starting in 2025-26, growth in enterprise Crown corporation revenues largely reflects revenues generated from the Government of Canada’s purchase of Canada Mortgage Bonds (CMB) and the Bank of Canada’s expected gradual return to profitability. The pace and volume of CMB purchases will be monitored to align with market conditions.

–

Other program revenues are affected by consolidated Crown corporation revenues, interest rates, and inflation. These revenues are projected to increase by an average of 11.9 per cent in 2024-25 primarily due to an increase in interest and penalty revenue on tax debt as a result of higher interest rates, and from sales of goods and services. Over the remainder of the forecast horizon, other program revenues are projected to continue to grow by 1.5 per cent.

–

Net foreign exchange revenues and return on investments, which consist mainly of returns on Canada’s official international reserves held in the Exchange Fund Account, can be volatile and sensitive to fluctuations in foreign exchange rates and foreign interest rates. Assets in the Exchange Fund Account are mainly invested in debt securities of sovereigns and their agencies and are held to aid in the control and protection of the external value of the Canadian dollar and to provide a source of liquidity for the government, if required. These revenues are projected to increase with higher rates of return and smaller net losses on sales of securities in the near term, before dipping slightly alongside projected rates of return over the next few years and then increasing towards the end of the forecast horizon as reserves continue to grow.

200 Annex 1

Outlook for Expenses

Table A1.8

The Expense Outlook

billions of dollars

	Projection
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030
Major transfers to persons
Elderly benefits	76.0	80.9	85.5	90.1	94.6	99.5	104.4
Employment Insurance benefits	23.1	27.8	28.8	29.2	29.9	31.1	32.1
Canada Child Benefit	26.3	28.2	29.6	30.6	31.7	32.7	33.8
COVID-19 income support for workers	-4.8	-0.3	0.0	0.0	0.0	0.0	0.0
Total	120.7	136.6	143.9	149.9	156.2	163.2	170.3
Major transfers to provinces, territories, and municipalities
Canada Health Transfer	49.4	52.1	54.7	57.4	60.3	62.8	65.3
Canada Social Transfer	16.4	16.9	17.4	17.9	18.5	19.0	19.6
Equalization	24.0	25.3	26.2	27.2	28.3	29.5	30.7
Territorial Formula Financing	4.8	5.2	5.5	5.7	5.9	6.1	6.2
Health agreements with provinces and territories	4.3	4.3	4.3	4.3	3.1	2.5	2.5
Canada-wide early learning and child care	5.6	6.6	7.9	7.9	7.7	7.7	7.7
Canada Community-Building Fund	2.4	2.4	2.5	2.5	2.6	2.6	2.7
Other fiscal arrangements[1]	-6.8	-7.5	-7.7	-8.0	-8.4	-8.7	-9.1
Total	100.2	105.2	110.7	114.9	118.0	121.4	125.5
Pollution pricing proceeds returned to Canadians Direct program expenses	9.9	14.7	15.0	17.0	18.7	20.3	21.7
Other transfer payments	96.0	99.9	100.1	100.3	108.6	114.2	118.7
Operating expenses	140.0	129.4	130.6	127.2	128.2	130.5	134.1
Total	236.0	229.3	230.7	227.5	236.8	244.7	252.8
Total program expenses, excluding net actuarial losses	466.7	485.7	500.3	509.3	529.7	549.7	570.3
Public debt charges	47.3	53.7	54.2	57.6	62.0	66.3	69.4
Total expenses, excluding net actuarial losses	513.9	539.5	554.5	567.0	591.7	615.9	639.7
Net actuarial losses (gains)	7.5	4.0	3.8	1.1	1.8	-1.9	-4.0
Total expenses Per cent of GDP	521.4	543.5	558.3	568.1	593.5	614.0	635.8
Major transfers to persons	4.1	4.5	4.5	4.5	4.5	4.6	4.6
Major transfers to provinces, territories, and municipalities	3.4	3.4	3.5	3.5	3.4	3.4	3.4
Direct program expenses	8.0	7.5	7.3	6.9	6.9	6.8	6.8
Total program expenses, excluding net actuarial losses	15.9	15.9	15.8	15.4	15.4	15.4	15.3
Total expenses	17.8	17.8	17.6	17.2	17.2	17.2	17.1

Note: Totals may not add due to rounding.

[1]

Other fiscal arrangements include the Quebec Abatement (offsetting amounts to reflect the historical transfer of tax points and resulting reduction in federal tax collected for the Youth Allowances Recovery and Alternative Payments for Standing Programs); statutory subsidies; and payments for the transfer of Hibernia Net Profits Interest and Incidental Net Profits Interest net revenues to Newfoundland and Labrador.

Details of Economic and Fiscal Projections 201

Table A1.8, above, provides an overview of the projection for total expenses by major component.

Major Transfers to Persons

Major transfers to persons consist of elderly benefits, which includes Old Age Security and the Guaranteed Income Supplement; Employment Insurance (EI) benefits; the Canada Child Benefit; as well as previous COVID-19 income support for workers.

Elderly benefits are projected to reach $80.9 billion in 2024-25, up 6.4 per cent. Over the forecast horizon, elderly benefits are forecast to grow by 5.2 per cent on average annually. Growth in elderly benefits is due to the increasing population of seniors and projected consumer price inflation, to which benefits are fully indexed.

EI benefits are projected to increase by 20.4 per cent to reach $27.8 billion in 2024-25, largely reflecting a higher projected unemployment rate for 2024 and 2025. EI benefits are expected to grow at an average of 2.9 per cent over the forecast horizon.

Canada Child Benefit payments are projected to increase 6.9 per cent to $28.2 billion in 2024-25, largely reflecting the indexation of benefits to inflation. Payments are then expected to grow by 5.0 per cent in 2025-26, before moderating to an average 3.3 per cent growth over the remainder of the forecast horizon.

The government also provided important emergency pandemic support to Canadians. These include the Canada Emergency Response Benefit, the Canada Recovery Benefit, the Canada Recovery Sickness Benefit, the Canada Recovery Caregiving Benefit, and the Canada Worker Lockdown Benefit. These temporary programs are now closed, with forecasted amounts in 2024-25 mainly reflecting expected recoveries of benefit overpayments.

Major Transfers to Provinces, Territories, and Municipalities

Major transfers to provinces, territories, and municipalities, which include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), Equalization, Territorial Formula Financing, health agreements with provinces and territories, Canada-wide early learning and child care, the Canada Community-Building Fund, and other fiscal arrangements, are expected to increase from $105.2 billion in 2024-25 to $125.5 billion in 2029-30.

The CHT is projected to increase from $52.1 billion in 2024-25 to $65.3 billion in 2029-30, supported by the CHT growth guarantee of at least 5 per cent for five years (in effect from 2023-24 to 2027-28), after which it will grow in line with a three-year moving average of nominal GDP growth, with funding guaranteed to grow by at least 3 per cent per year. The CST is legislated to grow at 3 per cent per year, from $16.9 billion in 2024-25 to $19.6 billion in 2029-30.

202 Annex 1

Equalization is projected to increase from $25.3 billion in 2024-25 to $30.7 billion in 2029-30, in line with a three-year moving average of nominal GDP growth. Territorial Formula Financing is projected to increase from $5.2 billion in 2024-25 to $6.2 billion in 2029-30 mainly due to growth in provincial/local expenditures, which are major components of the formula. Canada Community-Building Fund payments will increase from $2.4 billion in 2024-25 to $2.7 billion in 2029-30 as they are indexed at 2 per cent per year, with increases applied in $100 million increments.

Health agreements with provinces and territories total $4.3 billion per year from 2024-25 to 2026-27, which includes $2.5 billion per year for tailored bilateral agreements, $600 million per year for mental health and addictions services that expires in 2026-27, $600 million per year for home and community care that expires in 2026-27, and $600 million per year for long-term care that expires in 2027-28.

Canada-wide early learning and child care transfer payments are expected to increase from $6.6 billion in 2024-25 to $7.7 billion in 2029-30, this includes funding of $625 million over four years, beginning in 2023-24, for an Early Learning and Child Care Infrastructure Fund.

Other fiscal arrangements are projected to decrease from -$7.5 billion in 2024-25 to -$9.1 billion in 2029-30 primarily due to the Quebec Abatement. This reflects the value of the historical transfer of tax points to Quebec in the 1960s and 1970s, which results in a commensurate reduction in cash transfers to the province.

Pollution Pricing Proceeds Returned to Canadians

As pollution pricing is revenue neutral for the federal government, proceeds returned to Canadians represent the return of all direct proceeds from the federal fuel charge to Canadians and businesses in the jurisdiction from which they were collected. Proceeds from the pollution pricing framework returned are expected to be $14.7 billion in 2024-25, increasing to $21.7 billion by 2029-30, reflecting a higher price on carbon pollution.

Proceeds are returned to Canadians through the Canada Carbon Rebate, to small- and medium-sized businesses through the Canada Carbon Rebate for Small Businesses, and to indigenous communities and farmers.

Details of Economic and Fiscal Projections 203

Direct Program Expenses

Direct program expenses consist of other transfer payments administered by departments, and departmental operating expenses. Growth is offset in part by planned expenditure reduction actions.

Other transfer payments administered by departments are projected to rise to $99.9 billion in 2024-25 and $118.7 billion in 2029-30. Projected growth reflects recent measures with growing profiles, such as the Canadian Dental Care Plan, support for electric vehicle battery manufacturing, and major economic investment tax credits.

Operating expenses reflect the cost of doing business for more than 100 government departments, agencies, and Crown corporations. Operating expenses are forecasted to decline to $129.4 billion in 2024-25 and grow to $134.1 billion in 2029-30. Decreases in 2024-25 relative to 2023-24 are driven by lower anticipated contingent liabilities and allowances on tax receivables, which remain areas of considerable uncertainty for the expense outlook. Growth over the outer years of the horizon is driven in part by the implementation of Canada’s new defence policy Our North, Strong and Free; and employee benefits, pensions, and other compensation.

Net Actuarial Losses

Net actuarial losses, which represent changes in the measurement of the government’s obligations for pensions and other employee future benefits, are expected to decline over the forecast horizon, reflecting higher expected interest rates used to measure the present value of the obligations. The forecast of these net actuarial losses, including gains in 2028-29 and 2029-30, is volatile and sensitive to projections of future interest rates. In order to isolate these measurement impacts from underlying trends in government spending, expenses in Table A1.8 and the budgetary balance in Table A1.6 are shown before and after net actuarial losses.

Public Debt Charges

Public debt charges are expected to increase from $53.7 billion in 2024-25 to $69.4 billion in 2029-30, due to higher borrowing requirements and higher long-term interest rates. Debt charges also reflect incremental borrowing associated with the Government of Canada’s purchase of Canada Mortgage Bonds (CMBs). However, the CMB purchases are expected to generate sufficient revenues to completely offset any incremental debt charges. As a share of GDP, public debt charges are expected to rise from 1.8 per cent in 2024-25 to 1.9 per cent by 2029-30, still near historic lows, and well below the peak of 6.5 per cent of GDP in the 1990s and 2.1 per cent in 2007-08 before the financial crisis.

204 Annex 1

Financial Source/Requirement

The financial source/requirement measures the difference between cash coming into the government and cash going out. In contrast, the budgetary balance is presented on a full accrual basis of accounting, meaning that government revenues and expenses are recorded when they are earned or incurred, regardless of when the cash is received or paid.

Table A1.9 provides a reconciliation of the two measures, starting with the budgetary balance. Non-budgetary transactions shown in the table reflect the reversal of certain revenues and expenses included in the budgetary balance that have no impact on cash flows in the year, such as the amortization of non-financial assets. They also include the addition of changes in asset and liability balances that have no accrual impact in a year but do result in the inflow or outflow of cash, such as the payment of accounts payable. An increase in a liability or decrease in an asset represents a financial source, whereas a decrease in a liability or increase in an asset represents a financial requirement. The sum of the budgetary balance and changes in asset and liability balances reflected under non-budgetary transactions is equal to the government’s net source of (+), or requirement for (-), cash.

Table A1.9

The Budgetary Balance, Non-Budgetary Transactions, and

Financial Source/Requirement

billions of dollars

	Projection
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030
Budgetary balance	-61.9	-48.3	-42.2	-31.0	-30.4	-27.8	-23.0
Non-budgetary transactions
Pensions and other accounts	9.9	7.7	7.5	4.2	4.0	-0.5	-0.6
Non-financial assets	-6.9	-4.7	-4.3	-4.1	-3.2	-3.6	-3.8
Loans, investments, and advances
Enterprise Crown corporations	-14.5	-61.2	-53.1	-49.8	-48.2	-49.5	-39.8
Other	17.6	-7.5	-7.0	-1.6	-4.4	-2.3	-3.6
Total	3.1	-68.7	-60.1	-51.4	-52.7	-51.8	-43.3
Other transactions
Accounts payable, receivable, accruals, and allowances	-17.9	-22.9	-21.9	-8.7	-12.2	-11.6	-10.5
Foreign exchange activities and derivatives	-12.1	-1.4	-5.9	-4.9	-4.9	-4.9	-5.4
Total	-30.0	-24.3	-27.9	-13.6	-17.1	-16.5	-15.9
Total non-budgetary transactions	-23.9	-89.9	-84.7	-64.9	-68.9	-72.4	-63.7
Financial source (requirement)	-85.7	-138.2	-126.8	-95.9	-99.3	-100.1	-86.7

Details of Economic and Fiscal Projections 205

As shown in Table A1.9 a financial requirement is projected in each year over the forecast horizon, reflecting financial requirements associated with the projected budgetary deficits, as well as forecast requirements from non-budgetary activities.

A financial source is projected for pensions and other accounts over most years of the forecast horizon. Pensions and other accounts include a variety of employee future benefit plans, such as health care and dental plans, disability, and other benefits for veterans and others, as well as the activities of the Government of Canada’s employee pension plans, and those of federally appointed judges and Members of Parliament. A financial source for pensions and other accounts reflects the difference between non-cash pension and benefit expenses recorded as part of the budgetary balance to reflect the value of benefits earned by employees during a fiscal year and the annual cash outflows for benefit payments.

Financial requirements for non-financial assets mainly reflect the difference between cash outlays for the acquisition of new tangible capital assets and the amortization of capital assets included in the budgetary balance. They also include disposals of tangible capital assets and changes in inventories and prepaid expenses. Financial requirements are projected in each year over the forecast horizon, reflecting forecast net growth in non-financial assets.

Loans, investments, and advances include the government’s investments in enterprise Crown corporations, including the Canada Mortgage and Housing Corporation, Export Development Canada, the Business Development Bank of Canada, and Farm Credit Canada, as well as financial requirements associated with the government’s purchase of Canada Mortgage Bonds, and refinancing activities. They also include loans, investments, and advances to national and provincial governments and international organizations, and under government programs, including the Canada Emergency Business Account (CEBA).

In general, loans, investments, and advances are expected to generate additional revenues for the government in the form of interest or additional net profits of enterprise Crown corporations, which are reflected in projections of other revenues. These revenues partly offset debt charges associated with these borrowing requirements.

Other transactions include the payment of tax refunds and other accounts payable, the collection of taxes and other accounts receivable, the conversion of other accrual adjustments included in the budgetary balance into cash, as well as foreign exchange activities and derivatives. Projected cash requirements over the forecast horizon mainly reflect the payment of accounts payable and forecast increases in the government’s official international reserves held in the Exchange Fund Account.

206 Annex 1

Economic Scenarios Analysis

As discussed in the Economic Overview, the September 2024 survey continues to provide a reasonable basis for economic and fiscal planning. However, the economic outlook is clouded by a number of key uncertainties, which could impact the trajectory of inflation, interest rates, and economic growth.

This uncertainty is also reflected among forecasts from various institutions. The Department’s September survey of private sector economists is somewhat more pessimistic for 2025 than recent forecasts from most other institutions. The real GDP growth outlook for 2025 in the September 2024 survey is lower than forecasts from the Bank of Canada, the IMF, the OECD, and the PBO (Table A1.10). This highlights the prudence already built into the forecast.

Table A1.10

Real GDP Growth Outlook from Other Institutions

Per cent

	2024	2025	2026	2027	2028	2029

2024 Fall Economic Statement	1.3	1.7	2.1	2.1	2.0	2.0
Bank of Canada Monetary Policy Report – October 2024	1.2	2.1	2.3	n.a.	n.a.	n.a.
IMF World Economic Outlook – October 2024	1.3	2.4	2.0	1.8	1.8	1.6
PBO Economic and Fiscal Outlook – October 2024	1.1	2.2	2.0	1.9	1.9	1.9
OECD Economic Outlook – December 2024	1.1	2.0	2.0	n.a.	n.a.	n.a.

Sources: Bank of Canada October 2024 Monetary Policy Report; International Monetary Fund October 2024 World Economic Outlook; Parliamentary Budget Officer October 2024 Economic and Fiscal Outlook; Organisation for Economic Co-operation and Development December 2024 Economic Outlook; Department of Finance Canada September 2024 survey of private sector economists, which has been adjusted to incorporate the historical revisions and the actual results of the National Accounts for the third quarter of 2024 released on November 29, 2024.

Inflation, the labour market, and indicators of real economic activity have all evolved close to what was expected by private sector economists in the September survey, with inflation remaining around 2 per cent and GDP growth below potential. So far in the fourth quarter, the unemployment rate has averaged 6.7 per cent, below the peak of 6.9 per cent that private sector economists had expected for the fourth quarter.

Internationally, U.S. growth has been stronger than expected, while domestic demand in China has weakened. Oil prices have faced downward pressure and have remained at about $70 per barrel since September, partly due to easing global demand and potentially large increases in supply. Financial markets have seen both a rise in equity market prices and an increase in long-term interest rates, especially in the U.S. Meanwhile, the Canadian dollar, much like other global currencies, has been under pressure from a strong U.S. dollar since late-September.

Details of Economic and Fiscal Projections 207

Changes to immigration policies, largely anticipated prior to the survey, still carry some uncertainty regarding their economic impact, but private sector analysis published since the announcement of the federal government’s 2025-2027 Immigration Levels Plan points to offsetting impacts of lower labour supply with a faster recovery in GDP per capita, a faster decline in unemployment, and better alignment of demand and supply in the housing market.

The outlook provided by the September survey depends on a number of key factors that remain difficult to predict. The economy may continue to benefit from robust growth in the U.S., driven by rising equity markets and increasing confidence among U.S. households and businesses. However, metrics of trade policy uncertainty have surged to levels not seen since 2018, raising concerns about potential disruptions to global trade and investment dynamics. The heightened level of uncertainty could dampen business investment and confidence, as well as economic activity and employment in Canada.

To facilitate prudent economic and fiscal planning, the Department of Finance has developed scenarios that incorporate uncertainties around the outlook and consider slower and faster growth tracks (Table A1.11).

The incoming U.S. administration’s economic agenda could have different impacts for the economic outlook for both North America and the rest of the world. Such outcomes are only partly accounted for in the scenarios; on the upside through stronger U.S. growth; and on the downside through lower business and consumer confidence as well as weaker business investment and trade due to geopolitical tensions. Given the importance of trade to the Canadian economy, the uncertainty surrounding North American and global trade policies suggests that the balance of risks to growth are tilted to the downside. This is reflected in the scenarios, where the downside risks result in a larger drag on growth compared to the boost in the upside scenario.

The Department will continue to monitor developments in global trade policy and assess implications for the economic outlook.

208 Annex 1

Downside Scenario

The downside scenario sees a prolonged period of subdued growth in Canada as the impact from lower interest rates takes longer to support growth, consumer and business sentiment remain subdued, and labour market growth slows.

Confidence is further weighed down by heightened uncertainty globally around geopolitics and renewed disruptions to trade within North America and globally, creating a chill on investment. These factors lead to weaker consumption and a smaller rebound in housing market activity. Lower global demand also leads to lower oil prices. All factors considered, the level of nominal GDP in Canada is $42 billion below the survey, on average per year, in the downside scenario.

–

Weaker domestic demand and lower global activity lead to a period of slow growth in Canada in the short term. On an annual basis, real GDP growth is 1.2 per cent in 2024 and 1.1 per cent in 2025 (compared to 1.3 per cent and 1.7 per cent, respectively, in the September survey).

–

With a weaker economy, the unemployment rate rises more than expected, reaching a peak of 7.5 per cent in 2025Q1 (compared to 6.9 per cent in the survey) and averaging 7.1 per cent in 2025, compared to 6.7 per cent in the survey).

–

With slower global growth, commodity prices are lower. After averaging US$78 per barrel in 2023, WTI crude oil prices decline to US$75 per barrel in 2024 and US$65 per barrel in 2025 (down from US$77 per barrel in the survey) and then gradually converge close to the survey outlook by 2029.

–	With more excess supply in the economy and lower commodity prices, CPI inflation remains below the target over the medium term, averaging 1.8 per cent in 2025 (relative to 2.0 per cent in the survey).

–

In response to slower-than-expected growth and lower inflation, short-term rates decline faster than in the survey towards the end of 2024 and into 2025, and average 2.4 per cent in 2025 (about 50 basis points below the survey). Long-term rates also decrease into 2025, albeit less rapidly, to average 2.9 per cent during the year (about 20 basis points below the survey).

–	GDP inflation is lower than in the survey, consistent with lower CPI inflation and the impact of lower commodity prices on Canada’s terms of trade.

–	Together, slower real GDP growth and lower GDP inflation reduce the level of nominal GDP by $42 billion, on average per year, compared to the survey.

Details of Economic and Fiscal Projections 209

Upside Scenario

In contrast, the upside scenario sees further improvement in the supply side of the economy both globally and in Canada, including a greater reversal of Canada’s recent softness in real GDP per capita. This allows central banks, including the Bank of Canada, to increase the pace of monetary policy easing thereby getting rates to unrestrictive territory faster, leading to stronger demand and improved growth. Higher consumer confidence, along with generally resilient household finances, and a normalization of higher saving rates, supports robust consumer spending, while lower rates lift business investment. Globally, these developments translate into higher commodity prices, which Canadian producers benefit from on global markets. These developments result in economic growth picking up faster than expected. Overall, the level of nominal GDP is $34 billion above the survey, on average per year, in the upside scenario.

–

As a result of lower interest rates and the spillover effects from a stronger global economy, the Canadian economy expands at a pace closer to potential towards the end of 2024 and the beginning of 2025 rather than below-potential growth expected in the survey. On an annual basis, real GDP growth is 2.2 per cent in 2025 (up 0.5 percentage points from the September survey).

–

With a stronger economy, the unemployment rate rises by less than expected, reaching a peak of 6.8 per cent in 2024Q4 (compared to 6.9 per cent in the survey) and averaging 6.5 per cent in 2025 (compared to 6.7 per cent in the survey).

–

CPI inflation is lower than in the survey, on average, in 2024 and 2025. CPI inflation is 2.4 per cent in 2024 and 1.7 per cent in 2025 (compared to 2.5 per cent and 2.0 per cent in the survey, respectively).

–

GDP inflation is higher than in the survey as stronger global activity results in higher commodity prices. After averaging US$78 per barrel in both 2023 and 2024, WTI crude oil prices average US$86 per barrel in 2025 (up from US$77 per barrel in the survey) and remain US$6 per barrel above the survey on average per year over the rest of the forecast.

–	Together, faster real GDP growth and higher GDP inflation raise the level of nominal GDP by $34 billion, on average per year, compared to the survey.

210 Annex 1

Table A1.11

Department of Finance Economic Scenarios

Per cent, unless otherwise indicated

	2024	2025	2026	2027	2028	2029	2024- 2029
Real GDP growth
2024 Fall Economic Statement	1.3	1.7	2.1	2.1	2.0	2.0	1.9
Downside Scenario	1.2	1.1	1.9	2.1	2.3	2.2	1.8
Upside Scenario	1.3	2.2	2.4	1.9	1.7	1.6	1.9
GDP inflation
2024 Fall Economic Statement	3.0	1.9	2.0	2.0	2.0	2.0	2.1
Downside Scenario	2.8	0.9	2.0	2.4	2.3	2.0	2.1
Upside Scenario	3.1	2.5	2.4	2.0	1.7	1.6	2.2
Nominal GDP growth
2024 Fall Economic Statement	4.3	3.7	4.2	4.1	4.0	4.0	4.0
Downside Scenario	4.1	2.1	3.9	4.5	4.6	4.3	3.9
Upside Scenario	4.4	4.8	4.8	4.0	3.4	3.3	4.1
Nominal GDP level (billions of dollars)
2024 Fall Economic Statement	3,060	3,173	3,305	3,441	3,578	3,721
Downside Scenario	3,053	3,116	3,239	3,385	3,540	3,692
Upside Scenario	3,063	3,210	3,363	3,496	3,616	3,737
Difference between 2024 Fall Economic Statement and Downside Scenario	-7	-56	-66	-56	-39	-29	-42
Difference between 2024 Fall Economic Statement and Upside Scenario	3	37	58	55	38	16	34
3-month treasury bill rate
2024 Fall Economic Statement	4.4	2.9	2.6	2.8	2.8	2.8	3.1
Downside Scenario	4.4	2.4	1.6	1.8	2.3	2.9	2.6
Upside Scenario	4.4	2.3	2.6	3.2	3.2	2.9	3.1
10-year government bond rate
2024 Fall Economic Statement	3.3	3.1	3.2	3.3	3.4	3.5	3.3
Downside Scenario	3.3	2.9	2.7	3.1	3.3	3.5	3.2
Upside Scenario	3.3	2.9	3.2	3.5	3.5	3.5	3.3
Unemployment rate
2024 Fall Economic Statement	6.4	6.7	6.2	6.0	5.8	5.7	6.1
Downside Scenario	6.5	7.1	6.4	6.1	5.8	5.7	6.3
Upside Scenario	6.4	6.5	6.0	5.9	5.8	5.7	6.1
Consumer Price Index inflation
2024 Fall Economic Statement	2.5	2.0	2.0	2.0	2.0	2.0	2.1
Downside Scenario	2.4	1.8	1.8	1.9	1.9	2.0	2.0
Upside Scenario	2.4	1.7	2.1	2.3	2.2	2.1	2.1
West Texas Intermediate crude oil price ($US per barrel)
2024 Fall Economic Statement	78	77	76	75	75	77	76
Downside Scenario	75	65	67	71	74	76	71
Upside Scenario	78	86	85	82	80	78	82

Note: Forecast averages may not equal average of years due to rounding. Numbers may not add due to rounding.

Sources: Statistics Canada; Department of Finance Canada September 2024 survey of private sector economists, which has been adjusted to incorporate the actual results of the National Accounts for the third quarter of 2024 released on November 29, 2024; Department of Finance Canada calculations.

Details of Economic and Fiscal Projections 211

Fiscal Impacts of Economic Scenarios

The potential impact of the two economic scenarios on the projected federal debt-to-GDP ratio is shown in Chart A1.3 below.

Downside Scenario

In the downside scenario, the deficit would increase by about $6 billion annually on average over the planning horizon. The weakened outlook for nominal GDP would entail somewhat weaker tax revenues, and lower revenues on interest sensitive revenue components (e.g., interest revenues on tax debts and from the Exchange Fund Account) as a result of lower interest rates (total revenues down by $9.3 billion annually on average). Total expenses would be reduced by an average of $3.3 billion annually over the horizon, primarily driven by the effects of lower short-term interest rates on public debt charges and lower CPI inflation on inflation indexed benefits, partially offset by the impact of lower discount rates on pension and other employee future benefit obligations.

As a result of the higher deficits and weaker nominal GDP growth, the federal debt-to-GDP ratio would be expected to rise to 42.8 per cent by 2025-26, before declining to 39.9 per cent by 2029-30.

212 Annex 1

Upside Scenario

In the upside scenario, the deficit would improve by an average of $9.2 billion per year. Stronger nominal GDP growth results in higher income tax revenues, and the improved outlook for consumption results in higher projected GST revenues. Overall, revenues are projected to be $8.2 billion higher annually, on average, in this scenario. Total expenses would be reduced by an average of $0.9 billion annually, driven primarily by lower short-term interest rates reducing public debt charges in the near term.

As a result of the lower deficits and stronger nominal GDP growth, the federal debt-to-GDP ratio would fall in every year of the forecast horizon, reaching 37.0 per cent by 2029-30.

Long-Term Debt Projections

As with any projection that extends over several decades, the long-term debt-to-GDP ratio projections presented in the 2024 Fall Economic Statement are subject to a high degree of uncertainty and are sensitive to assumptions. They should not be viewed as predictions of the future, but instead as modelling scenarios based on a set of reasonable economic and demographic assumptions, assuming no future changes in policies.

Building on the 2024 Fall Economic Statement forecasts, the long-term fiscal projections continue to indicate that federal public finances are sustainable beyond the usual forecast horizon (Chart A1.4). This is despite adverse demographic trends, including an aging population. As discussed in more detail below, this conclusion is also robust to changes in assumptions, including, for example, the projected growth rate of real GDP.

Keeping the federal debt-to-GDP ratio on a downward trend over the medium- and long-term will help ensure that future generations are not burdened with debt and that fiscal room remains available to face future challenges and risks that are not accounted for in this projection. These include, among others, climate change, the transition to net-zero emissions by 2050, recessions, and geopolitical risk. Long-term fiscal sustainability is further reinforced by the government’s ongoing fiscal objective set out in Budget 2024 to keep the deficit under 1 per cent of GDP in 2026-27 and future years (see Box “Preserving Fiscal Strength”).

Details of Economic and Fiscal Projections 213

Preserving Fiscal Strength
As part of its responsible economic plan, the government announced in Budget 2024 that moving forward, deficits will be kept below 1 per cent of GDP beginning in 2026-27 and future years. The 2024 Fall Economic Statement upholds this objective. This is important to help continue delivering on the government’s fiscal anchor: reducing federal debt as a share of the economy over the medium term. It also helps to ensure Canada’s fiscal advantage is preserved over the longer term.

“Current fiscal policy at the federal level is sustainable over the long term. We estimate that the federal government could permanently increase spending or reduce taxes by 1.5 per cent of GDP ($46 billion in current dollars, growing in line with GDP thereafter) while maintaining fiscal sustainability. Our assessment reflects all Budget 2024 measures.”

- Parliamentary Budget Officer August 28, 2024

Keeping deficits below 1 per cent of GDP provides additional insurance that public finances remain strong beyond the medium term as Canada adapts to an aging population, the impacts of climate change, and the transition to net zero emissions by 2050. This ensures Canada has the fiscal capacity to weather future shocks, such as how the federal government was able to provide temporary, emergency supports to Canadians and businesses throughout the pandemic. It also helps to preserve the overall strength of Canada’s fiscal position compared to other G7 countries.

214 Annex 1

For example, long-term simulations by the Department of Finance suggest that the federal debt-to-GDP ratio and the public debt charges-to-GDP ratio would still be on a declining trend and remain historically low under both permanently slower economic growth (-0.25 percentage points) and higher interest rates (+0.5 percentage points) if medium-term deficits are limited to 1 per cent of GDP (Charts A1.5 and A1.6).

Notes: Simulations assume constant deficits of 1 per cent of GDP between 2026-27 and 2029-30. Thereafter, usual long-term assumptions are applied. On a fiscal year basis. Last projection year is 2055-56.

Source: Statistics Canada; Department of Finance Canada.

To form the long-term economic projections, the medium-term (2024 to 2029) economic forecasts presented in the 2024 Fall Economic Statement are extended to 2055 using the Department of Finance Canada’s long-term economic projection model. In this model, annual real GDP growth depends on labour productivity growth (0.9 per cent per year), which is calibrated over its 2000-2023 historical average, and labour supply growth (average of 0.8 per cent per year), which is based on demographic projections produced by Statistics Canada and projections for the labour force participation rate and average hours worked using econometric models developed by the Department. Assuming a constant 2 per cent annual rate for GDP inflation, nominal GDP is projected to grow by an average of 3.7 per cent per year from 2030 to 2055 (Table A1.12).

Details of Economic and Fiscal Projections 215

Table A1.12

GDP Growth Projection, Baseline Scenario, Average Annual Growth Rates

per cent, unless otherwise indicated

	2000–2023	2024–2029	2030-2055
Real GDP growth	2.1	1.9	1.7
Contributions of (percentage points):
Labour supply growth	1.2	1.0	0.8
Working-age population	1.3	1.5	1.0
Labour force participation	0.0	-0.2	-0.1
Unemployment rate	0.1	0.0	0.0
Average hours worked	-0.2	-0.2	-0.1
Labour productivity growth	0.9	0.8	0.9
Nominal GDP growth	4.6	4.0	3.7

Note: Contributions may not add up due to rounding.

Source: Statistics Canada; Department of Finance Canada calculations.

The long-term federal debt projections are obtained through an accounting model in which each revenue and expense category is modelled as a function of its underlying demographic and economic variables, with the relationships defined by a mix of current government policies and assumptions. The key assumptions underlying fiscal projections from 2030-31 through 2055-56 are the following:

–

All tax revenues as well as direct program expenses grow broadly with nominal GDP, with the exception of a number of measures that will no longer be available after a certain date, such as the Clean Electricity, Clean Technology, and Clean Hydrogen investment tax credits and funding to support clean electricity projects, which are incorporated based on their projected costs.

–

The Canada Health Transfer, Canada Social Transfer, and Equalization grow with their respective legislated escalators. The remaining major transfers to provinces, territories, and municipalities grow according to their respective factors, such as nominal GDP, the respective populations, inflation, and current legislation or agreements.

–

Elderly benefits and Canada Child Benefit payments grow in line with the respective populations and are indexed to inflation. Employment Insurance (EI) benefits grow in line with the number of beneficiaries and the growth in average weekly earnings. The EI premium rate grows according to current program parameters.

–	The effective interest rate on federal market debt is assumed, under the baseline scenario, to gradually increase from about 3.1 per cent in 2029–30 to 3.3 per cent by 2055-56.

Sensitivity analysis shows that the long-term fiscal projections are robust to some changes to key assumptions (Tables A1.13 and A1.14).

216 Annex 1

Table A1.13

Description of Alternative Assumptions1

alternative assumption less baseline

	Baseline[2]	High	Low

Demographic:

Fertility rate (average births per woman)	1.3 births	+0.5 births	-0.5 births

Immigration (per cent of population)	1.0	+0.25 p.p.	-0.25 p.p.

Life expectancy at 65	23 years	+3 years	-3 years

Economic:

Total labour force participation rate (per cent)	63.9	+2.0 p.p.	-2.0 p.p.

Average weekly hours worked (hours)	32.5	+1.0 hour	-1.0 hour

Unemployment rate (per cent)	5.7	+1.0 p.p.	-1.0 p.p.

Labour productivity (per cent)	0.9	+0.25 p.p.	-0.25 p.p.

Interest rates (per cent)	3.2	+1.0 p.p.	-1.0 p.p.

Note: p.p. = percentage point.

[1]	These alternative assumptions are applied starting in 2030 except for changes in life expectancy, which are gradually applied over the projection horizon.
[2]	Baseline shown as the average over the period 2030 to 2055.

Table A1.14

Budgetary Balance and Federal Debt in 2055–56 Under Alternative Assumptions

per cent of GDP

	Baseline		High		Low

	Budgetary Balance	Debt	Budgetary Balance	Debt	Budgetary Balance	Debt

Demographic:

Fertility rate	1.4	2.6	1.2	6.6	1.7	-1.7

Immigration	1.4	2.6	1.7	-1.4	1.1	7.3

Life expectancy at 65	1.4	2.6	1.1	5.7	1.7	-0.1

Economic:

Total labour force participation rate	1.4	2.6	1.7	-1.5	1.2	7.0

Average weekly hours worked	1.4	2.6	1.6	-1.4	1.2	7.0

Unemployment rate	1.4	2.6	1.3	4.0	1.5	1.2

Labour productivity	1.4	2.6	1.8	-2.1	1.0	7.8

Interest rates	1.4	2.6	1.1	8.8	1.6	-2.3

Details of Economic and Fiscal Projections 217

Supplementary Information

Policy Actions Taken Since Budget 2024

Since 2016, the government has provided a transparent overview of all policy actions taken between budgets and updates. These measures, listed in Table A1.15, ensure that Canadians are well-served by the programs they rely on and that government operations carry on.

Table A1.15

Policy Actions Since Budget 2024

millions of dollars

	Dept.	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030
Clean Growth, Innovation, and Infrastructure		99	257	141	132	74	36
Continued Oversight of the Samuel De Champlain Bridge Corridor Project	HICC	0	19	19	18	10	10
Federal Loan Guarantee to Support Nova Scotia Power’s Refinancing of the Maritime Link	NRCan	0	0	0	0	0	0
Less: Fee Revenues		0	-2	-2	-2	-2	-2
Support for Electric Bus Manufacturing	PrairiesCan, ISED	3	2	0	0	0	0
Less: Funds Sourced from Existing Departmental Resources		-3	-2	0	0	0	0
Support for Operations and Consultations on the Aquaculture Transition in BC1	DFO, ISED, PacifiCan	15	5	4	4	4	4
Canada’s Contributions to the Lunar Gateway[2]	CSA	0	0	0	0	0	0
Less: Funds Previously Provisioned in the Fiscal Framework		-3	-3	-8	-14	-95	-97
Transforming Clean Technology Support[2]	NRC, ISED	-28	-19	7	5	36	0
Canada Carbon Rebate for Small Businesses[2,3]	—	73	139	0	0	0	0
Enhancing the Canadian Entrepreneurs’ Incentive[4]	—	30	115	120	120	120	120
Brian Mulroney Institute of Government	PCH	12	5	2	1	0	0
Diversity, Inclusion, Health, Immigration and Communities		1,266	1,291	569	567	784	586
National Framework on Cancers Linked to Firefighting[2]	HC	0	3	3	3	3	0
Responding to Avian Influenza	CFIA	27	0	0	0	0	0
Administrative Funding for the Canadian Dental Care Plan	HC	0	165	0	0	0	0
Healthcare Support for Asylum Claimants and Refugees[2]	IRCC	233	584	0	0	0	0
Funding for Asylum-Related Pressures in Quebec[2]	IRCC	640	0	0	0	0	0
Less: Funds Previously Provisioned in the Fiscal Framework		-150	0	0	0	0	0

218 Annex 1

	Dept.	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030
Temporary Lodging for Asylum Claimants[2]	IRCC	129	0	0	0	0	0
Less: Funds Sourced from Existing Departmental Resources		-29	0	0	0	0	0
Special Immigration Measures for Gaza and Ukraine	IRCC, CBSA, CSIS	49	41	22	0	0	0
Apartment Construction Loan Program and Sen̓áḵw	CMHC	0	0	0	0	260	0
Less: Funds Sourced from Existing Departmental Resources		0	0	0	0	-50	0
Establishing Canada’s Foreign Influence Transparency Registry	PS	6	10	8	9	6	6
Supporting Contract Policing[2]	RCMP	594	760	910	944	958	972
Less: Projected Revenues		-243	-348	-442	-440	-442	-442
Supporting Correctional Service of Canada Operations	CSC	4	50	50	50	50	50
Online Streaming Act Implementation	CRTC	2	6	0	0	0	0
Supporting the 2025 National Canadian Film Day[2,5]	PCH	1	0	0	0	0	0
Supporting Community Celebrations Across Canada	PCH	2	10	8	0	0	0
Supporting the National Museum of Science and Technology	NMST	0	9	9	0	0	0
Indigenous Reconciliation		1,052	209	146	181	181	282
First Nations Child and Family Services Program[2]	ISC	261	0	0	0	0	0
Investment for the Weeneebayko Area Health Authority Hospital Redevelopment Project[2]	ISC	0	100	100	201	201	301
Less: Funds Sourced from Existing Departmental Resources		0	-20	-20	-20	-20	-20
Support for First Nations Children Through Jordan’s Principle[2]	ISC	725	0	0	0	0	0
The Treaty Right to Fish in Pursuit of a Moderate Livelihood[2]	DFO	66	128	65	0	0	0
Canada in the World		480	256	-183	-183	-183	-183
Arctic Foreign Policy[2]	GAC	0	7	7	7	7	7
Military Aid for Ukraine[2]	DND, GAC	500	0	0	0	0	0
Less: Funds Sourced from Existing Departmental Resources		-56	0	0	0	0	0
Summit on Peace in Ukraine[2]	GAC	15	11	0	0	0	0
Less: Funds Sourced from Existing Departmental Resources		-15	-11	0	0	0	0
World Bank International Development Association 21st Replenishment	FIN	0	487	487	487	0	0
Less: Funds Sourced from Existing Departmental Resources		0	-487	-487	-487	0	0
Canada’s G7 Presidency	Multiple[6]	230	462	6	6	6	4
Less: Funds Previously Provisioned in the Fiscal Framework		-81	-2	-2	-2	-2	0
Less: Funds Sourced from Existing Departmental Resources		-15	-17	0	0	0	0
China Surtax Order (2024)[7]	—	-97	-194	-194	-194	-194	-194

Details of Economic and Fiscal Projections 219

	Dept.	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030
Effective Government and Tax Fairness		1,036	297	244	246	248	255
Allowing Resource Expense Deductions under the Alternative Minimum Tax	—	75	45	40	35	30	30
Employee Ownership Trust Tax Exemption	—	0	5	5	0	0	0
Government Postage and Banking Costs[2]	PSPC	24	31	0	0	0	0
Early Retirement Benefits for Frontline Workers in the Public Service[8]	TBS	173	21	21	21	21	21
Less: Employee Contributions		0	-10	-10	-10	-10	-10
Enhancements to the Public Service Dental Care Plan[2]	TBS	20	50	53	60	62	64
Obligations for Federal Public Sector Employee Benefit Plans[2]	TBS	624	0	0	0	0	0
Insurer Exemption from rules denying the Dividend Received Deduction for Financial Institutions[9]	—	100	110	100	105	110	115
Interest Deductibility Limits – Exceptions for Purpose-Built Rental Housing and Regulated Energy Utility Businesses[10]	—	20	45	35	35	35	35
Fiscal Impact of Non-Announceable Measures[11]		-503	-1,255	-671	-2,262	-1,871	-1,332
Net Fiscal Impact – Total Policy Actions Since Budget 2024		3,430	1,054	247	-1,320	-767	-357
[1]

On June 19, 2024, the government released a Policy Statement implementing a ban on open net-pen salmon aquaculture in B.C. coastal waters by June 30, 2029, and established an interdepartmental task force to lead consultations on a draft Transition Plan which are ongoing.

[2]	Measure previously included in 2024-25 Supplementary Estimates A, 2024-25 Supplementary Estimates B and/or previously announced.
[3]	Rebates in respect of the 2019-20 to 2023-24 fuel charge years would not be taxable.
[4]

On August 12, 2024, the government proposed the following enhancements: eliminating the founder requirement and reducing ownership requirements; reducing the level of engagement requirement; expanding eligibility to more small businesses; and accelerating the rollout.

[5]	Funding for Supporting the 2025 National Canadian Film Day disbursed by Telefilm Canada.
[6]	Departments receiving funding are GAC, PS, RCMP, CSIS, CBSA, DND, HC, PHAC, CFIA, TC, FIN, PSPC and SSC.
[7]

Includes the fiscal impact of both electric vehicle and steel and aluminum surtaxes. Annual forecasts represent revenues once trade flows have adjusted to the surtax. These figures do not reflect the net impact of anticipated revenue reductions for remission of surtaxes under the framework announced by the government on October 18, which remain subject to separate forthcoming decisions.

[8]

On June 13, 2024, the President of the Treasury Board announced the government’s intention to propose amendments to extend the operational service early retirement program to additional frontline employee groups in the federal public service as detailed in Annex 3. Costing shows the estimated one-time cost of providing this plan amendment to eligible members for past service, as well as the estimated cost of the pension adjustment going forward, which is shared between employees and the government.

[9]

This refers to an exception to the Budget 2023 measure that denied the dividend received deduction for dividends received by financial institutions on their mark-to-market shares. This exception applies to a dividend received by an insurance corporation on a share or through a mutual fund trust, if the share (or unit of the mutual fund trust) is held directly by the corporation in connection with an insurance contract entered into in the ordinary course of its insurance business.

[10]

This measure introduces two exceptions to the excessive interest and financing expenses limitation (EIFEL) rules that restricts excessive interest deductions. One exception may apply to borrowings used to acquire or build purpose-built rental housing in Canada or convert property into purpose-built rental housing, and the other to borrowings used for a regulated energy utility business carried on in Canada.

[11]

The net fiscal impact of measures that are not announced is presented at the aggregate level and would include provisions for anticipated Cabinet decisions not yet made (including the use of such provisions from previous budgets and updates) and funding decisions related to national security, commercial sensitivity, contract negotiations and litigation issues.

220 Annex 1

Glossary of Abbreviated Titles

CBSA	Canada Border Services Agency
CED	Canada Economic Development for Quebec Regions
CFIA	Canadian Food Inspection Agency
CMHC	Canada Mortgage and Housing Corporation
CRA	Canada Revenue Agency
CRTC	Canadian Radio-television and Telecommunications Commission
CSA	Canadian Space Agency
CSC	Correctional Service Canada
CSIS	Canadian Security Intelligence Service
DFO	Fisheries and Oceans Canada
DND	National Defence
FedDev Ontario	Federal Economic Development Agency for Southern Ontario
FIN	Finance Canada
GAC	Global Affairs Canada
HC	Health Canada
HICC	Housing, Infrastructure and Communities Canada
IRCC	Immigration, Refugees and Citizenship Canada
ISC	Indigenous Services Canada
ISED	Innovation, Science and Economic Development Canada
NMST	National Museum of Science and Technology
NRC	National Research Council Canada
NRCan	Natural Resources Canada
PacifiCan	Pacific Economic Development Canada
PCH	Canadian Heritage
PHAC	Public Health Agency of Canada
PrairiesCan	Prairies Economic Development Canada
PSPC	Public Services and Procurement Canada
PS	Public Safety
RCMP	Royal Canadian Mounted Police
SSC	Shared Services Canada
TBS	Treasury Board of Canada Secretariat
TC	Transport Canada

Details of Economic and Fiscal Projections 221

Annex 2

Debt Management Strategy

Introduction

As part of Budget 2024, the federal government released the 2024-25 Debt Management Strategy, which sets out the government’s objectives, strategy, and borrowing plans for its domestic debt program and the management of its official international reserves. The 2024 Fall Economic Statement provides an update on the strategy to uphold the fiscal sustainability of Canada’s debt program.

Highlights from the Consultations

In September 2024, the Department of Finance and the Bank of Canada held 18 meetings to hear the views of market participants. These consultations, which are an integral part of the debt management process, specifically sought views on issues related to the design and operation of the Government of Canada’s domestic debt program.

Overall, market participants viewed the bond market as functioning effectively despite ongoing volatility in global bond markets. Consistency and predictability continued to be important priorities for the bond markets. The current mix of tenors for issuance was broadly viewed as being appropriate. It was noted that elevated issuance from all orders of government was leading to some challenges for Canadian dealers with respect to balance sheet capacity.

In the Treasury bill (t-bill) sector, market participants were equally satisfied with the issuance size and mix of products. The federal government’s issuance of a one-month t-bill was noted as sufficiently serving its purpose, with a review of the tenor being deemed as appropriate ahead of Budget 2025.

Outlook for Public Debt Charges

Relative to the Budget 2024 forecast, interest rates on public debt are projected to be about 10 basis points lower on average resulting in slightly decreased public debt charges in the current year. This decrease reflects Canada’s recent progress towards achieving a soft landing where inflation has returned to target and growth has moderated but remained positive. This has allowed the Bank of Canada to start cutting interest rates as of June of this year. Private sector forecasters expect further rate cuts going forward, which will lead to a pick-up in growth through 2025.

Debt Management Strategy 223

Public debt charges are now forecast to reach $53.7 billion for 2024-25 (or 1.8 per cent of GDP)—$0.4 billion below the Budget 2024 forecast of $54.1 billion.

Public debt charges to GDP have been relatively stable over the past number of years despite an environment of higher interest rates. Debt charges to GDP today are low by historical standards, which peaked at 6.5 per cent in 1990-91. The government’s responsible economic plan has been successful in minimizing debt servicing costs (Chart A2.1).

Adjustments to the 2024-25 Borrowing Plan

Reflecting increased borrowing requirements for 2024-25, the government is increasing issuance across all bond sectors and treasury bills. The relative proportions of bond and bill issuance are expected to remain in line with Budget 2024. To accommodate the increased borrowing needs, benchmark ranges in the 2-year, 5-year, 10-year, and 30-year sectors have been increased. In addition, the quarterly number of 2-year auctions has been increased to five, from four, for the fourth quarter of 2024-25.

The government’s borrowing plan is supported by the Canadian dollar’s status as a trusted reserve currency for investors, governments, and official institutions globally. The Canadian dollar’s share of official reserves has risen over the past 12 years, now ranking as the world’s fifth most-held reserve currency for the last year.

224 Annex 2

Table A2.1

Projected Gross Issuance of Bonds and Bills for 2024-25

billions of dollars, end of fiscal year

	2023-24 Actual	2024-25 Budget 2024	2024-25 Update	Change from Budget 2024
Treasury Bills	267	272	295	+23

2-year	86	88	94	+6
3-year	6	0	0	0
5-year	47	60	63	+3
10-year	47	60	63	+3
30-year	14	16	17	+1
Green Bonds[1]	4	4	4	0

Total Bonds	204	228	241	+13

Total gross issuance	471	500	536	+36

Share of Long Bonds to Total Bonds	30%	33%	33%	-

Share of Treasury Bills to Total Issuance	57%	54%	55%	+1%

Note: Long Bonds are 10 years and plus. Numbers may not add due to rounding.

Source: Bank of Canada; Department of Finance Canada calculations.

1 Issuance decisions subject to factors such as availability of eligible expenditures and market conditions.

Table A2.2

Maturity Date Patterns and Benchmark Size Ranges1

billions of dollars

	Feb.	Mar.	Apr.	May	June	Aug.	Sept.	Oct.	Nov.	Dec.

2-year	24-32			24-32		24-32			24-32

5-year		30-36					30-36

10-year					32-40					32-40

30-year										22-32

Source: Bank of Canada; Department of Finance Canada calculations.

1 Actual annual issuance may differ.

Debt Management Strategy 225

Green Bond Program

On October 9, 2024, the Government of Canada successfully re-opened its second Canadian-dollar-denominated green bond to raise an additional $2 billion, following the initial $4 billion issuance in February 2024. Canada’s second and third issuances were issued under the updated Green Bond Framework, which includes certain nuclear energy expenditures as eligible expenditures. Canada is the first sovereign borrower to issue a green bond including certain nuclear expenditures, demonstrating Canada’s commitment to being a global leader in clean nuclear power.

Canada’s second and third green bond offerings saw robust demand from environmentally and socially responsible investors who represented 66 per cent and 53 per cent of buyers, respectively. The final order book for the initial $4 billion issuance in February was over $7.4 billion, while the final order book for the $2 billion October re-opening was over $3.8 billion.

The government’s intent is to proceed with two smaller green bond transactions in fiscal year 2024-25—October’s re-opening and a separate offering at a later date—to meet the planned $4 billion of issuance outlined in Budget 2024.

Canada’s green bond program is supporting the growth of the sustainable finance market both domestically and globally, while advancing Canada’s investments in clean growth, renewable energy, climate action, and environmental protection. The government remains committed to regular green bond issuances.

Global Bond Issuance

Canada issues foreign currency bonds solely for the purpose of funding its liquid foreign currency reserves. These reserves support the Government of Canada’s prudent management of the Canadian economy by promoting orderly conditions for the Canadian dollar in foreign currency markets and providing the government with a source of prudential liquidity should the need ever arise.

In April 2024, Canada issued a 5-year, US$3 billion global bond. This issuance was well received by markets, with a final order book of $13.8 billion—the second largest for a Canada Global Bond over the past 15 years. This issuance priced at a smaller credit spread than any 5-year US dollar global bond issued by Canada’s peers up to that point in 2024. This tight pricing was enabled by robust demand from investors across the world, illustrating strong confidence in Canada’s sound economic and fiscal fundamentals, backed by stable legal, political, and monetary institutions, and reflective of Canada’s AAA credit ratings.

226 Annex 2

Annex 3

Legislative Measures

This annex includes a number of 2024 Fall Economic Statement measures (other than tax-related measures) that would be implemented through legislation.

Subject of the Measure	Proposed Legislative Action

Implementing Canada’s Consumer-Driven Banking Framework	In FES 2024, the government proposes to amend the Consumer-Driven Banking Act and the Financial Consumer Agency of Canada Act to introduce the outstanding legislative elements of Canada’s Consumer-Driven Banking Framework. The amendments relate to, among other things, accreditation, national security, data sharing, security safeguards, consent, authentication, liability, complaints, administration and enforcement, and screen scraping.

Making Automatic Tax Filing a Reality	In FES 2024, the government proposes to amend the Canada Revenue Agency Act to provide that the Minister of National Revenue’s responsibilities include advancing the simplification and automation of individual tax filing in Canada.

Cracking Down on Predatory Lending	In FES 2024, the government proposes to amend the Criminal Code’s payday lending exemption (section 347.1) under the criminal interest rate provision to i) require a minimum term of 42 days and repayment in installments, and ii) prohibit credit insurance charges, on payday loans.

Penalizing Predatory Debt Advisors	In FES 2024, the government proposes to add civil remedies, including restitution, for non-compliance with certain provisions of the Bankruptcy and Insolvency Act, and to increase the maximum criminal fine for non-compliance with certain provisions of that Act from $5,000 to $100,000 for individuals, and $1 million for corporations.

Farm Credit Canada Legislative Review	In FES 2024, the government proposes to amend the Farm Credit Canada Act to require regular legislative reviews to ensure alignment with the needs of the agriculture and agri-food sector.

Legislative Measures 227

Subject of the Measure	Proposed Legislative Action

Mandatory Climate-related Financial Disclosures	In FES 2024, the government proposes to amend the Canada Business Corporations Act to create a regulatory authority that provides for climate-related financial disclosures by large federally incorporated private corporations.

Protecting Artists’ and Creators’ Copyright	In FES 2024, the government proposes to amend the Copyright Act to establish an artist’s resale right in Canada.

Restricting Trade with Countries That Harm Canada	In FES 2024, the government proposes to amend the Export and Import Permits Act to enable the government to restrict importation or exportation of items in response to actions of another country that harm Canada or to create more secure and reliable supply chains.

Eradicating Forced Labour from Our Supply Chains	In FES 2024, the government proposes to introduce legislation to strengthen the import ban on goods produced using forced labour.

Protecting the Integrity of Canada’s Visa System	In FES 2024, the government proposes to amend the Immigration and Refugee Protection Act to secure and extend legislative authorities to cancel, suspend, or vary immigration documents for reasons deemed in the public interest.

Strengthening Information Disclosures from Sex Offender Registries	In FES 2024, the government proposes to amend the Sex Offender Information Registration Act to enhance the ability of the Royal Canadian Mounted Police (RCMP) to share information collected under the Act with domestic and international partners.

Rebuilding Ukraine with Frozen Russian Assets	In FES 2024, the government proposes to amend the Special Economic Measures Act to introduce a targeted charge on the windfall profits of immobilized assets held by federally regulated financial institutions, as well as require the Minister of Finance be consulted on sanctions that may pose risks to Canada’s financial system.

228 Annex 3

Subject of the Measure	Proposed Legislative Action

Cracking Down on Money Laundering and Terrorist Financing	In FES 2024, the government proposes to amend the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (PCMLTFA) to strengthen Canada’s anti-money laundering and anti-terrorist financing (AML/ATF) framework by introducing universal enrollment for reporting entities, permitting disclosures to the Office of the Commissioner of Canada Elections, as well as making technical amendments.

Stronger Penalties for Financial Crimes	In FES 2024, the government proposes to amend the PCMLTFA, with small, targeted and consequential amendments to regulations under the PCMLTFA, to strengthen AML/ATF penalties and support compliance with PCMLTFA requirements.

Advancing Innovative Procurement	In FES 2024, the government announces its intent to introduce the Small Business Innovation and Procurement Act to establish a Canadian small and medium sized business procurement target and a Canadian innovative business procurement target.

Bringing into Force Sections 6 and 7 of the Payment Card Networks Act	In FES 2024, the government proposes to bring into force Section 6 and Section 7 of the Payment Card Networks Act to preserve the government’s regulatory and enforcement authorities with respect to payment card networks and the commercial practices of their operators.

Legislating the Chief Science Advisor Role	In FES 2024, the government proposes to legislate the role and mandate of the Chief Science Advisor.

Duty Relief for Donated Goods	In FES 2024, the government proposes to amend the Customs Tariff to allow for duty drawback for certain goods when they are donated to a registered charity under the Income Tax Act, provided they are to be used in the organization’s charitable programs and not re-sold in Canada.

Legislative Measures 229

Subject of the Measure	Proposed Legislative Action

Early Retirement Benefits for Frontline Workers in the Public Service	In FES 2024, the government proposes to amend the Public Service Superannuation Act to extend the operational service early retirement program to additional frontline employee groups in the federal public service, as announced by the President of the Treasury Board in June 2024. This special retirement benefit will allow firefighters, border services officers, parliamentary protection officers, and other frontline employees to retire earlier with an immediate unreduced pension after completing 25 years of actual operational service, or at age 50 with 25 years of actual and deemed operational service combined (at least 10 years of actual), as is presently available to employees of Correctional Service Canada working in a federal correctional institution. The proposed amendments would also ensure consistency in treatment for all eligible employees, allowing for career mobility within the public service.

Amendments to the Yukon Environmental and Socio-economic Assessment Act	In FES 2024, the government proposes to amend the Yukon Environmental and Socio-economic Assessment Act to exempt certain projects from re-assessment with consent from affected Yukon First Nations to promote more efficient and effective regulatory processes in advance of a more comprehensive review of the Act.

Amendments to the Customs Act	In FES 2024, the government proposes to amend the Customs Act to compel carriers and sufferance warehouse operators to grant access to Canada Border Services Agency (CBSA) officers to examine goods destined for export, as well as obligate owners and operators to provide adequate facilities for these officers to carry out the CBSA’s mandate.

230 Annex 3

Subject of the Measure	Proposed Legislative Action

Bail and Sentencing Reform for Auto Theft, Break & Enter, Extortion, and Organized Crime	In FES 2024, the government proposes to amend the Criminal Code to make bail and sentencing laws stricter to respond to public safety concerns related to violent offending and to violent and organized crime offences involving auto theft, break and enter, extortion, and arson.

Amendments to Judges Act for Ontario	In FES 2024, the government proposes to amend the Judges Act to move 10 judicial positions in Ontario to Unified Family Courts positions (8 positions) and Ontario Court of Appeal positions (2 positions).

Aeronautics Act Amendments	In FES 2024, the government proposes to amend the Aeronautics Act to further strengthen Canada’s aviation safety and security regime.

Review of Financial Institutions Supervisory Committee Membership	In FES 2024, the government proposes to amend the Office of the Superintendent of Financial Institutions Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (PCMLTFA) to make the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) a member of the Financial Institutions Supervisory Committee (FISC) and enable FINTRAC and current FISC members to exchange regulatory and supervisory information relevant to the mandate and objectives of FISC.

Amendments to the Export Development Act	In FES 2024, the government proposes to amend the Export Development Act to introduce a new authority for the Minister of International Trade, with the concurrence of the Minister of Finance, to assign new duties and functions to Export Development Canada in line with the Crown corporation’s existing mandate and powers.

Asylum Integrity and Processing	In FES 2024, the government proposes to introduce legislative amendments to the Immigration and Refugee Protection Act that would uphold the integrity and fairness of the asylum system, including by streamlining the intake, processing, and adjudication of claims.

Legislative Measures 231

Annex 4

Statement on Gender, Diversity, and Inclusion

Since 2015, the federal government has progressively enhanced its commitment to gender equality and diversity, anchoring them as a key pillar in decision-making processes, and government programs and services. Through the use of Gender-Based Analysis Plus (GBA Plus), the government can assess how diverse factors like gender, race, and age affect people’s experiences with programs, policies and services. This approach has led to better-targeted initiatives, and a better understanding of how the government’s policy and program choices can make our economy and country more inclusive, productive, and prosperous.

A landmark example of this significant progress is our establishment of a national, affordable Early Learning and Child Care system. The lack of access to child care disproportionately impacts women and low-income families. As of April 1, 2024, eight provinces and territories have reduced regulated child care fees to an average of $10-a-day or less, and all other provinces have reduced fees by 50 per cent. These investments have increased access to high-quality, inclusive, and affordable child care services, and brought more women, especially those with young children, into the workforce. This program is good feminist policy, and good economic policy. The expansion of $10-a-day child care is expected to significantly contribute to Canada’s economic capacity, generating higher GDP in the years to come. Additionally, our $10-per-day child care program has already begun to reduce child care costs, improving household financial stability.

By addressing key barriers, Canada’s economic plan aims to ensure that all Canadians, particularly those who are most vulnerable, benefit from our country’s success. And the Canadian economy has demonstrated remarkable resilience. Inflation has been within the Bank of Canada’s control range for all of 2024, and interest rates are declining. Real wages are going up and so is job creation. However, due to the higher cost of living, particularly the high cost of housing, we know that Canadians aren’t feeling that in their household budgets yet. Canadians—including women, seniors, persons with disabilities, 2SLGBTQI+people, Indigenous people, Black and racialized people—face these challenges in unique ways. The 2024 Fall Economic Statement makes investments to reduce everyday costs, improve wages and furthers the government’s work to secure prosperity and a good quality of life for all Canadians.

Statement on Gender, Diversity, and Inclusion 233

Reducing Everyday Costs

Making life cost less starts with fairer, everyday prices. This includes the costs of necessities, like food, housing, medication, and bank fees. The government is taking action to make life cost less and put more money in your pocket. As an example, diabetes medication including insulin can cost up to $1,700 per year, and prescription contraception can cost up to $300 per year. These expenses can make it hard to get ahead for millions of Canadians. So, we created a National Pharmacare Plan, which will make life-saving medication free for 3.7 million Canadians who are living with diabetes and make contraception free for 9 million women. We are rolling out the Canadian Dental Care Plan which has already helped over 1 million Canadians receive dental care, while saving them $730 on average this year.

The government also put in place a National School Food Program that is providing school children with meals that will give them a good start in life and reduce grocery bills for parents. The Program will provide meals for up to 400,000 more students each year and save a participating family with two children as much as $800 per year in grocery costs on average. Some families are also saving up to $14,300 per year, per child with $10-a-day Early Learning and Child Care.

The government continues to build on these measures to make life more affordable. As detailed in Chapter 1, the government is offering A Tax Break for All Canadians by removing the GST/HST on essentially all food, on kids’ clothing and shoes, and many other products. The measure provides relief to different types of households spending on a range of goods over the relief period and will help all Canadians start the new year with more money in their pockets. The relief on certain products will help reduce the burden of necessary expenses (e.g., car seats and diapers) and provide support, including for lower-income Canadians with tighter budgets.

We are also Implementing Consumer-Driven Banking, which will help Canadians, including lower-income Canadians, access financial services. Safe and secure financial services, like innovative new apps, will help Canadians make more informed financial decisions, and better manage their finances. The government is also announcing Better Low-Cost and No-Cost Bank Accounts featuring more online banking features and increased free monthly debit transactions. These modernized accounts maintain the existing fees of $4 per month for accounts available to all Canadians and expand eligibility for the $0 per month account to more groups, including permanent residents, refugees, and temporary residents, during their first year in Canada. In addition, banks that have signed on to the modernized agreements will need to extend $0 eligibility to at least one of the following: Indigenous people, people eligible for the Disability Tax Credit certificate, or social assistance recipients. By

234 Annex 4

enhancing banking options—without extra fees—Canadians will be able to put more of their hard-earned money towards other priorities. Lower-income Canadians will also be supported to improve their financial well-being by Lowering the Non-Sufficient Fund Fees charged by banks. Together, these actions will especially benefit lower-income Canadians who spend a larger amount of their income on necessities by helping them avoid spending money on unfair and unnecessary fees.

The government is also Cracking Down on Predatory Lending by prohibiting the sale of insurance on payday loans, adding a minimum term to payday loans of 42 days, and requiring that repayment of these loans be done in installments. This will help vulnerable Canadians, as payday loans are disproportionately taken up by people who experience financial insecurity. According to a 2022 survey on high-cost loan borrowers during the pandemic, around 26 per cent of respondents stated that their annual individual income was less than $15,000, 42 per cent of the respondents reported their income between $15,001 to $25,000, and 24 per cent of respondents indicated their income range was between $25,001 to $40,000. The reliance on predatory lending during the pandemic is concerning as lower-income Canadians faced disproportionately higher costs. These products are often aggressively marketed, costly, and provide little benefit to consumers, and the government is ensuring such debt traps don’t become routine again.

In this Fall Economic Statement, the government is also Exempting the Canada Disability Benefit from Tax to ensure it does not reduce other federal benefits for persons with disabilities. This will particularly benefit lower-income Canadians with disabilities. For example, 58 per cent of individuals whose benefits will be preserved will have a net income of $30,000 or less.

Recognizing the urgency of improving housing affordability, the government is helping younger Canadians with Canada’s Housing Plan—a bold strategy to build more homes and keep them affordable. For example, the Affordable Housing Fund and the Apartment Construction Loan Program are benefiting low- and middle-income Canadians, as well as younger Canadians, by incentivizing builders to create more affordable and rental housing. Since these groups are also more likely to be renters, the government is championing initiatives such as Lower Energy Bills for Renters and Homeowners through grants and zero-interest loans to help Canadians manage costs associated with having a safe place to call home.

Building on these actions, the 2024 Fall Economic Statement includes measures designed to accelerate the creation of more rental housing, and the maintenance of existing affordable housing. By extending the Federal Community Housing Initiative, the government is ensuring Canadians who rely on the affordable rents that this program supports can continue to do so

Statement on Gender, Diversity, and Inclusion 235

for years to come. By carving out funding for women’s shelters through the Rapid Housing Stream of the Affordable Housing Fund, we are creating more homes for women and their children fleeing violence.

Investing to Raise Wages

Building a prosperous economy today and in the future requires businesses and governments to invest in productivity and innovation, particularly in emerging and clean technologies. Higher productivity increases wages for existing jobs and creates new well-paid jobs, which ultimately leads to higher living standards.

The federal government is making investments in Canada’s AI sector. While our AI sector is ranked first globally for year-over-year growth for women in AI in 2023, there is also recognition that AI can potentially create new disparities and could increase existing inequalities. The federal government is addressing these risks by Strengthening Canada’s AI Advantage and ensuring a Safe and Responsible Use of AI to establish a safe development and more equitable implementation of the technology.

Building on these investments, the 2024 Fall Economic Statement includes measures to help further diversify and strengthen the Canadian economy in a way which is inclusive and protective of the environment. As an example, and as detailed in Chapter 2, the government is Restricting Non-Compete Agreements Between Employers and Their Employees. By reducing barriers to labour mobility, this measure will foster a more dynamic, competitive, and productive economy, where workers can harness their full potential. This will help increase wages of workers across age groups, educational background, and skill levels.

With the same objective, the government has also developed a suite of major economic investment tax credits, covered in Chapter 2. These investment tax credits will encourage investments towards a low-carbon economy, which would benefit all Canadians, in particular younger generations and vulnerable populations. These populations, including women, Indigenous people, and people in rural and coastal communities, are disproportionately impacted by climate change. Under the Clean Electricity Investment Tax Credit, Canadians will benefit from more affordable electricity, which will help reduce household energy bills. Low-income Canadians will experience a disproportionate, indirect benefit, as they usually spend a greater proportion of their income on utilities.

The 2024 Fall Economic Statement also includes measures that help stimulate regional development and employment, including support for transportation. As announced in Chapter 2, the federal government is Keeping Northern Manitoba Connected by Rail by investing in the Hudson Bay Railway, which

236 Annex 4

plays a critical role in the remote and Indigenous communities it serves. As the cost to move goods by air is significantly higher than by rail in the region, the support to maintain the Hudson Bay Railway will provide residents, particularly low- and middle-income earners, continued access to essential goods and services at a lower cost.

The government is also working to Eradicate Forced Labour from Canadian Supply Chains. According to the International Labour Organization, 27.6 million people around the world were subject to forced labour in 2021, an increase of 3 million from 2016. An estimated 55 per cent of these victims are located in Asia and the Pacific. Women and children are especially vulnerable, with over 15 million working under threat or coercion. These people predominantly come from low-income and low-education backgrounds, and do not have the resources or support systems to escape their situation. With these measures, Canada will be stepping up its fight against these harms.

Safety, Security, and Fair Governance

The federal government is acting to ensure the safety of all Canadians, particularly the most vulnerable Canadians. The government is strengthening women’s reproductive freedom by improving access to contraceptives under the new National Pharmacare Plan. Additionally, the government is investing to Safeguard Access to Abortion and Other Sexual and Reproductive Health Care Services, particularly for underserved populations. These actions benefit women and girls, particularly those in vulnerable situations.

Expanding on these initiatives, the 2024 Fall Economic Statement is providing ongoing funding to Protect Women’s Reproductive Health. Specifically, by improving access to sexual and reproductive health care for women and girls. This is particularly true for underserved groups, including Indigenous and racialized people, people living in poverty, or in rural and remote areas, young people, persons with disabilities, and trans and non-binary people. New investments in the Women’s Program will help women and girls to live safe, healthy and prosperous lives in Canada. This funding will build capacity at national women’s organizations and support projects that advance progress on ending gender-based violence and address systemic barriers to women’s equality in Canadian society.

In 2014, the United Nations General Assembly declared January 2015 to December 2024 as the International Decade for People of African Descent to recognize that people of African descent represent a distinct group whose human rights must be promoted and protected. This year, the Prime Minister announced an extension of the Government of Canada’s efforts under the Decade, including working with community groups to advance positive change, until 2028. The Government of Canada is committed to improving economic

Statement on Gender, Diversity, and Inclusion 237

and social outcomes in Black communities and supporting capacity-building of Black-led and Black-serving non-profit organizations and businesses. As detailed in Chapter 3, the government is addressing the effects of prejudice, discrimination, and hatred in the criminal justice system faced by Black Canadians. To further support these efforts and begin fulfilling the recommendations made by experts and leaders from Black communities in the external Steering Group’s report, A Roadmap for Transformative Change, the government intends to establish the Black Justice Strategy. Due to systemic racism, Black Canadians are overrepresented by wide margins in criminal courts and correctional facilities, as victims of hate crimes, childhood abuse, and homicide, and in the self-reporting of discrimination by police. They also face disproportionate sentencing outcomes. This is why we are taking action to address the presence of racism in the entire justice system. From targeted investments in the Royal Canadian Mounted Police’s Anti-Racism Unit to rehabilitation programs, this Strategy will ensure that everyone, including Black Canadians, has access to equitable treatment before and under the law.

This Fall Economic Statement also includes renewed funding for the Black Entrepreneurship Program which will empower Black entrepreneurs and address systemic barriers they face that have limited their access to the capital needed to grow their businesses. We are also ensuring that young people get ahead by helping Black youth overcome employment barriers through further investments in the Youth Employment and Skills Strategy Program. To further support black communities in Canada, the government is investing in Black Community Organizations to bolster their foundational capacity. The work that Black-led organizations do in advancing policies and programming for Black Canadians contributes greatly to the promotion of inclusiveness and the recognition of inequalities and helps to better address them. This will benefit those working to support these organizations as well as the Black communities that they serve.

Up to now, the government has implemented a series of initiatives to keep our communities safe. This includes strengthening law enforcement by providing them with necessary resources to maintain public safety and supporting community-based crime prevention programs, combatting gender-based violence, as well as investments in cybersecurity to protect Canadians from growing digital threats. Building on this, Chapter 3 also focuses on a series of measures the government is taking to ensure Canadians feel safe in their communities.

The government is committed to Securing Our Borders and combatting criminal networks that seek to move illicit goods, drugs and people across our shared border with the United States.

238 Annex 4

Through the Assault-Style Firearms Compensation Program, the government is Taking More Assault Weapons Off Our Streets. This will reduce firearms-related violent crimes, benefiting groups disproportionately impacted by such crimes. In 2022, women accounted for 89 per cent of victims of intimate partner violence involving firearms. The program will also improve safety for the groups most impacted by firearms-related homicides, such as racialized communities and Indigenous people. Nearly half of firearms-related homicide victims in 2022 were racialized Canadians, and Indigenous people represented 17 per cent—both significantly higher than their proportion of the Canadian population, of 27 per cent and 5 per cent, respectively.

The 2024 Fall Economic Statement is also acting to further Crack Down On Money Laundering and Terrorist Financing. Women, young people, Indigenous people, racialized people, seniors, and newcomers are disproportionately victimized by economically motivated crimes, such as fraud and theft. By bringing forward more robust anti-money laundering measures, we are seeking to prevent financial crimes and protect Canadians.

Statement on Gender, Diversity, and Inclusion 239

Tax Measures:

Supplementary Information

Table of Contents

Overview	243

Personal Income Tax Measures	244

Exempting the Canada Disability Benefit from Tax	244

Canada Carbon Rebate Rural Supplement	244

Northern Residents Deductions	248

Capital Gains Rollover on Investments	248

Reporting by Non-profit Organizations	249

Business Income Tax Measures	250

Canada Carbon Rebate for Small Businesses	250

Clean Electricity Investment Tax Credit for Provincial and Territorial Crown Corporations	251

Clean Electricity Investment Tax Credit and the Canada Infrastructure Bank	256

EV Supply Chain Investment Tax Credit	256

Clean Hydrogen Investment Tax Credit - Methane Pyrolysis	259

Scientific Research and Experimental Development Tax Incentive Program	262

Extension of the Accelerated Investment Incentive and Immediate Expensing Measures	265

Previously Announced Measures	268

Tax Measures: Supplementary Information 241

Overview

This annex provides detailed information on tax measures proposed in the 2024 Fall Economic Statement.

Table 1 lists these measures and provides estimates of their fiscal impact.

Table 1

Revenue Impacts of Proposed Tax Measures1, 2

(millions of dollars)

	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	Total

Personal Income Tax

Exempting the Canada Disability Benefit from Tax	-	-	-	-	-	-	-

Canada Carbon Rebate Rural Supplement	-	-	-	-	-	-	-

Northern Residents Deductions	-	1	1	1	1	1	5

Capital Gains Rollover on Investments	-	1	1	1	1	1	5

Non-profit Organizations	-	-	-	-	-	-	-

Business Income Tax

Canada Carbon Rebate for Small Businesses	-	-	-	-	-	-	-

Clean Electricity Investment Tax Credit for Provincial and Territorial Crown Corporations	-	-	-	-	-	-	-

Clean Electricity Investment Tax Credit and the Canada Infrastructure Bank	-	-	-	-	-	-	-

EV Supply Chain Investment Tax Credit	-	-	-	-	-	-	-

Clean Hydrogen Investment Tax Credit - Methane Pyrolysis	-	3	6	9	11	14	43

Scientific Research and Experimental Development Tax Incentive Program	44	335	405	345	365	370	1,864

Less: Funds Previously Provisioned in the Fiscal Framework	-	-150	-150	-150	-150	-150	-750

Extension of the Accelerated Investment Incentive and Immediate Expensing Measures	35	2,290	2,500	2,290	5,510	4,725	17,350

[1]	A positive amount represents a decrease in revenue; a negative amount represents an increase in revenue.
[2]	A “–” indicates a nil amount, a small amount (less than $500,000) or an amount that cannot be determined in respect of a measure that is intended to protect the tax base.

Tax Measures: Supplementary Information 243

Personal Income Tax Measures

Exempting the Canada Disability Benefit from Tax

The Canada Disability Benefit is a new program under which the Government of Canada intends to provide up to $2,400 annually to support low-income, working-age Canadians, who are eligible for the Disability Tax Credit, beginning in July 2025.

Under current rules, payments received under the Canada Disability Benefit would be included in income for tax purposes. While an offsetting deduction would be provided to ensure these payments are effectively non-taxable, amounts received could affect income-tested benefits delivered through the federal tax system, such as the Canada Child Benefit. Other federal programs and provincial/territorial benefits, such as child benefits, which may rely on income as computed under the federal Income Tax Act to calculate entitlements, would also be affected.

The 2024 Fall Economic Statement proposes to exempt amounts received under the Canada Disability Benefit from income under the Income Tax Act. This would help ensure that income-tested benefits and programs are not reduced as a result of payments under the Canada Disability Benefit.

This measure would apply to the 2025 and subsequent taxation years.

Canada Carbon Rebate Rural Supplement

The Canada Carbon Rebate returns more than 90 per cent of fuel charge proceeds to Canadians residing in provinces where the fuel charge applies. In addition to the base rebate amount, a 20-per-cent rural supplement is available to individuals living outside a Census Metropolitan Area (CMA), as designated by Statistics Canada, in a province that contains a CMA.

–

Eligibility for the rural supplement was initially based on CMA designations for the most recent census published before the relevant taxation year. This was temporarily paused for the 2023 and 2024 taxation years (i.e., the 2024-25 and 2025-26 fuel charge years respectively), where eligibility is based on CMA designations as per the 2016 Census. Budget 2024 committed to proposing changes to the rural supplement to better target individuals residing in rural and small communities.

The 2024 Fall Economic Statement proposes to amend the Income Tax Act to expand eligibility for the rural supplement to individuals who, within a CMA, reside in a census rural area (less than 1,000 individuals) or a small population centre (less than 30,000 individuals) as designated by Statistics Canada. This measure also proposes to base eligibility for the supplement on these geographical designations as per the most recent Census published before the taxation year.

A partial list of areas that would be newly eligible for the rural supplement in 2025-26 is presented in Table 2. In addition to small population centres, rural areas within the CMAs presented in the table would also become eligible for the supplement. Although these rural areas are not specifically listed, one example is provided for each CMA for illustrative purposes. The Canada Revenue Agency will be developing guidance and tools to help Canadians determine their eligibility.

The proposed changes would apply as of the 2024 taxation year, meaning that the first payments under the proposed rules would occur in April 2025.

Table 2

List of Areas Newly Eligible for the Canada Carbon Rebate Rural Supplement in 2025-26, Based on the 2021 Census - Eligible Small Population Centres*

Nova Scotia

In the CMA of Halifax:

Brookside	Lake Echo

Enfield - Lantz	Rural areas, e.g. Seaforth

Indian Brook 14

Newfoundland and Labrador

In the CMA of St. John’s:

Rural areas, e.g. Windsor Heights

New Brunswick

In the CMA of Fredericton:

New Maryland	Rural areas, e.g. Kingsclear

Starlight Village

In the CMA of Moncton:

MacEwen	Rural areas, e.g. Weldon

Salisbury

In the CMA of Saint John:

Hampton	Wells

Quispamsis - Rothesay	Rural areas, e.g. Willow Grove

Manitoba

In the CMA of Winnipeg:

Ile des Chenes	Oak Bluff

La Salle	Oakbank

Landmark	St. Adolphe

Lorette	Rural areas, e.g. Dugald

Niverville

Saskatchewan

In the CMA of Regina:

Balgonie	Regina Beach

Lumsden	White City

Pilot Butte	Rural areas, e.g. Richardson

In the CMA of Saskatoon:

Dalmeny	Martensville

Delisle	Osler

Langham	Rural areas, e.g. Beaver Creek

Tax Measures: Supplementary Information 245

Alberta

In the CMA of Calgary:

Chestermere	Langdon

Crossfield	Rural areas, e.g. Dalroy

Irricana

In the CMA of Edmonton:

Beaumont	Lancaster Park

Bon Accord	Legal

Calmar	Morinville

Cardiff	Redwater

Devon	Stony Plain

Fort Saskatchewan	Rural areas, e.g. Duffield

Gibbons

In the CMA of Lethbridge:

Coaldale	Picture Butte

Coalhurst	Rural areas, e.g. Diamond City

Nobleford

In the CMA of Red Deer

Rural areas, p. ex. Township Road 391

Ontario

In the CMA of Barrie:

Big Bay Point	Innisfil

Cookstown	Rural areas, e.g. Churchill

Elmvale

In the CMA of Brantford:

Burford	St. George

Paris	Rural areas, e.g. Cathcart

In the CMA of Belleville:

Frankford	Rural areas, e.g. Wallbridge

Stirling

In the CMA of Greater Sudbury:

Azilda	Dowling

Capreol	Lively

Chelmsford	Valley East

Coniston	Rural areas, e.g. Whitefish

In the CMA of Guelph:

Rockwood	Rural areas, e.g. Morriston

In the CMA of Hamilton:

Binbrook	Rural areas, e.g. Copetown

Carlisle

In the CMA of Kingston:

Bath	Rural areas, e.g. Brewers Mills

In the CMA of Kitchener-Cambridge-Waterloo:

Ayr	New Hamburg

Elmira	St. Jacobs

New Dundee	Rural areas, e.g. Shingletown

Ontario (Cont’d)

In the CMA of London:

Belmont	Port Stanley

Dorchester	Strathroy

Ilderton	Rural areas, e.g. Melrose

Mount Brydges

In the CMA of Oshawa:

Orono	Rural areas, e.g. Solina

In the CMA of Ottawa-Gatineau:

Almonte	Manotick Station

Arnprior	Metcalfe

Bourget	Munster

Carleton Place	Osgoode

Carp	Richmond

Constance Bay	Rockland

Embrun	Russell

Kemptville	Rural areas, e.g. Kinburn

In the CMA of Peterborough:

Bridgenorth - Chemong Park Area	Millbrook

Lakefield	Rural areas, e.g. Springville

In the CMA of St. Catharines-Niagara:

Beamsville	Port Colborne

Chippawa	Stevensville

Crystal Beach	Vineland

Fort Erie	Virgil

Mississauga Beach	Rural areas, e.g. Cooks Mills

In the CMA of Toronto:

Acton	King

Alliston	Mount Albert

Ballantrae	Nobleton

Beeton	Palgrave

Bolton	Schomberg

Caledon	Sutton

Caledon East	Tottenham

Claremont	Uxbridge

Keswick - Elmhurst Beach	Rural areas, e.g. Linton

In the CMA of Thunder Bay:

Rural areas, e.g. Murillo

In the CMA of Windsor:

Amherstburg	Harrow

Colchester	Rural areas, e.g. Maidstone

Essex

Tax Measures: Supplementary Information 247

Northern Residents Deductions

Individuals who live in prescribed northern areas of Canada for at least six consecutive months beginning or ending in a taxation year may claim the Northern Residents Deductions in computing their taxable income for that year.

Residents of the Northern Zone are eligible for the full amount of the deductions, while residents of the Intermediate Zone are eligible for half the amount of the deductions. The islands of Haida Gwaii are currently included in the Intermediate Zone.

The 2024 Fall Economic Statement proposes to re-classify the islands of Haida Gwaii from the Intermediate Zone to the Northern Zone, which would allow residents to claim up to the maximum value of the deductions.

This change would apply to the 2025 and subsequent taxation years.

Capital Gains Rollover on Investments

Under the Income Tax Act, individuals are allowed to defer taxation on capital gains realized on the qualifying disposition of Eligible Small Business Corporation (ESBC) shares to the extent that proceeds from the disposition are used to acquire replacement ESBC shares within the year of disposition, or up to 120 days following that year. To qualify as an ESBC share, a share must be a common share issued by an ESBC to the individual and the total carrying value of the assets of the ESBC and related corporations must not exceed $50 million immediately before and immediately after the share was issued.

The 2024 Fall Economic Statement proposes to increase the period to acquire replacement shares and to expand what qualifies as an ESBC share. First, the period to acquire replacement shares would be expanded to encompass the year of disposition and the entire calendar year after the year of disposition. Second, an ESBC share would include both common and preferred shares. Finally, the limit to the carrying value of the assets of the ESBC and related corporations would be increased to $100 million.

These changes would be effective for qualifying dispositions that occur on or after January 1, 2025.

Reporting by Non-profit Organizations

The Income Tax Act provides an exemption from income tax for organizations that meet the definition of a non-profit organization (NPO). Generally, an NPO is any club, society or association that is organized for social welfare, civic improvement, pleasure or recreation or any other purpose except profit. Charities are exempt from income tax under separate rules.

The 2024 Fall Economic Statement proposes several changes to the reporting requirements for NPOs in order to improve transparency in this sector.

Changes to the Annual Return

Currently, there is limited reporting required by NPOs that claim an income tax exemption. An NPO is required to file an annual information return if:

–	the total of all passive income in the fiscal period exceeds $10,000;

–	the organization’s total assets at the end of the preceding fiscal period exceeded $200,000; or,

–	an information return was required to be filed by the organization for a preceding fiscal period.

The 2024 Fall Economic Statement proposes to amend the Income Tax Act to require NPOs with total gross revenues over $50,000 to also file the annual NPO information return.

New Filing Requirement for Small NPOs

The 2024 Fall Economic Statement also proposes to amend the Income Tax Act to require NPOs that do not meet the thresholds for filing the annual NPO information return to file a new, short-form return that contains basic information about the organization, including:

–	its business number or trust number;

–	the name of the organization and its mailing address;

–	the names and addresses of the directors, officers, trustees or similar officials;

–	a description of the organization’s activities, including whether it conducts activities outside Canada;

–	the organization’s total assets and liabilities and annual revenues; and,

–	other prescribed information.

Coming into Force

These measures would apply to the 2026 and subsequent taxation years.

Tax Measures: Supplementary Information 249

Business Income Tax Measures

Canada Carbon Rebate for Small Businesses

In provinces where the fuel charge applies, a portion of fuel charge proceeds from the price on pollution will be returned to eligible small- and medium-sized businesses via the Canada Carbon Rebate for Small Businesses, an automatic, refundable tax credit provided directly to eligible businesses.

Corporations do not have to apply for the tax credit; the payment amounts will be automatically determined by the Canada Revenue Agency.

The Canada Carbon Rebate for Small Businesses will generally be available to Canadian-controlled private corporations (CCPCs) that had 499 or fewer employees in Canada throughout the calendar year in which the applicable fuel charge year began.

The tax credit amount in respect of an eligible corporation for an applicable fuel charge year is determined for each applicable province in which the corporation had employees in the calendar year in which the fuel charge year begins. The tax credit amount is equal to the number of persons employed by the eligible corporation in the province in that calendar year multiplied by a payment rate specified by the Minister of Finance for the province for the corresponding fuel charge year.

Corporations that filed their tax returns for 2023 by July 15, 2024, have already received their payments via direct deposit, or have cheques in the mail.

On October 1, 2024, the government announced that corporations that file their 2023 tax return after July 15, 2024, and on or before December 31, 2024, would also be eligible for a payment. Businesses filing after the initial July 15 deadline would receive their payment at a later date, subject to Royal Assent of legislation implementing this change. The government has also announced that this rebate would not be included in the taxable income of eligible businesses.

The 2024 Fall Economic Statement proposes to modify certain elements of the design of the tax credit for the 2024-25 and later fuel charge years. The 2024-25 fuel charge year corresponds to the 2024 calendar year for the purpose of testing the number of employees.

Eligible Businesses

In respect of an applicable fuel charge year (i.e., 2024-25 and later fuel charge years), the tax credit would be available to a CCPC that files their tax return for the calendar year in which the fuel charge year begins by July 15 of the following calendar year.

It is proposed to extend the tax credit to cooperative corporations and credit unions, starting in the 2024-25 fuel charge year.

Minimum Payment

An eligible corporation with 1 to 20 employees across Canada would receive a payment(s) corresponding to it having 20 employees.

If an eligible corporation qualifies for a minimum payment and has employees located in multiple provinces (including provinces where the fuel charge is not in place), the employees in each province would be increased proportionally for the purposes of calculating the credit so that the total number of employees in all provinces would be deemed to be 20.

Phase Out

Eligible corporations would have their payment amounts reduced on a straight-line basis when the number of employees across Canada is between 300 and 500. The payment amount would be zero once the number of employees across Canada reaches 500.

Clean Electricity Investment Tax Credit for Provincial and Territorial Crown Corporations

Budget 2024 announced that the Clean Electricity investment tax credit would be available to provincial and territorial Crown corporations for investments made in eligible property situated in eligible jurisdictions. The federal Minister of Finance would designate a province or a territory as an eligible jurisdiction, provided that the Minister was satisfied that the provincial or territorial government had satisfied certain conditions. Following Budget 2024, the government undertook consultations with provinces and territories on the details of these conditions.

Based on these consultations, the 2024 Fall Economic Statement is announcing the final conditions that provincial and territorial governments would need to satisfy to be considered for designation by the federal Minister of Finance, along with the annual reporting requirements that would apply to any designated provincial and territorial Crown corporations claiming the Clean Electricity investment tax credit.

Tax Measures: Supplementary Information 251

Conditions for Provincial and Territorial Governments

The federal Minister of Finance would designate a province or a territory as an eligible jurisdiction, if the Minister is satisfied that the provincial or territorial government had:

–	publicly committed to publish an energy roadmap to achieve net-zero emissions by 2050, inclusive of all energy sources, by the end of 2026 (“Condition 1”); and,

–

publicly requested that provincial and territorial Crown corporations pass on the benefits of the Clean Electricity investment tax credit to electricity ratepayers in their province/territory (“Condition 2”).

Details in respect of these conditions are provided below.

Condition 1: Commit to Publish a 2050 Net-Zero Energy Roadmap

A provincial or territorial government must release a written public statement committing to complete an Energy Roadmap to achieve Net-Zero Emissions by 2050, Inclusive of all Energy Sources, by the end of 2026.

The written public statement must be:

–

A stand-alone statement made at the ministerial level on behalf of the provincial or territorial government, either by the jurisdiction’s minister responsible for energy policy or head of government. Alternatively, the statement could be included in a government publication (e.g., budget, fiscal update, etc.) that is approved by one or more of these same ministers.

–	Available on the website of one or more of the: ministry responsible for energy or electricity policy, ministry responsible for finance, or the premier of the province or territory.

For the purposes of this condition:

–

Energy Roadmap is a comprehensive energy strategy authored by a provincial or territorial government to achieve Net-Zero Emissions by 2050, which articulates a vision, objectives, and associated near- and long-term actions.

–

Net-Zero Emissions by 2050 means that, by or before the year 2050, anthropogenic emissions of greenhouse gases into the atmosphere are balanced by anthropogenic removals of greenhouse gases from the atmosphere.

–

Inclusive of all Energy Sources means that all traditional and emerging sources of energy are considered, including different generation sources of electricity, fossil fuels, hydrogen, biofuels, and any other forms of energy. Energy exports to other countries can be considered out of scope for a roadmap.

–

Provincial and territorial governments are encouraged to consider the best practices for preparing energy roadmaps outlined in the final report of the Canada Electricity Advisory Council (see Appendix A: Energy planning).

Condition 2: Request that Crown Corporations Pass on the Benefits of the Clean Electricity Investment Tax Credit

A provincial or territorial government must issue a written public request to its Crown corporation(s) expected to be eligible to claim the Clean Electricity investment tax credit, for investments in their own province or territory, to pass on the Benefits of the investment tax credit to electricity Ratepayers in their jurisdiction.

The written public request must be:

–

A stand-alone request made at the ministerial level on behalf of the provincial or territorial government, either by the jurisdiction’s minister(s) responsible for electricity Crown corporations or head of government. Alternatively, the public request could be included in a government publication (e.g., budget, fiscal update, energy strategy, mandate letter, etc.) that is approved by one or more of these same ministers.

–	Available on the website of one or more of the: ministry responsible for electricity Crown corporation(s), ministry responsible for energy policy or the premier of the province or territory.

For the purposes of this condition:

–	Ratepayers include all customers who purchase the electricity for end use.

–

Benefits of the investment tax credit to electricity Ratepayers may vary based on a Crown corporation’s specific circumstances, including whether it provides electricity generation, transmission and/or distribution services. Benefits may include one or more of the following: lower electricity prices or lower electricity rates; improved system reliability; new system services; or other benefits. Benefits are relative to a scenario where the tax credit had not been claimed.

Designation by the Federal Minister of Finance

Once a provincial or territorial government believes it has satisfied the two conditions, it must submit a letter to the federal Minister of Finance requesting designation, noting the date the conditions were satisfied, and including supporting evidence (e.g., documentation or website links).

Tax Measures: Supplementary Information 253

The federal Minister of Finance will assess the request and communicate the outcome of the designation to the province or territory:

–	If the assessment is positive, the province or territory will be designated by the federal Minister of Finance as an eligible jurisdiction for purposes of the Clean Electricity investment tax credit.

–

If the assessment is negative, a letter to the provincial or territorial government will be provided identifying which condition(s) were not met. The province or territory will have the option to re-submit to meet any outstanding condition(s).

If a provincial or territorial government satisfies all the conditions by June 30, 2025, and has subsequently been designated by the federal Minister of Finance, then provincial or territorial Crown corporations investing in that jurisdiction would be able to access the Clean Electricity investment tax credit for clean electricity property that is acquired and becomes available for use on or after April 16, 2024, for projects that did not begin construction before March 28, 2023.

If a provincial or territorial government does not satisfy all the conditions by June 30, 2025, then provincial or territorial Crown corporations investing in that jurisdiction would not be able to access the Clean Electricity investment tax credit until the province or territory is designated. The Clean Electricity investment tax credit would apply to clean electricity property that is acquired and becomes available for use on or after the date when the province or territory is designated by the federal Minister of Finance, for projects that did not begin construction before March 28, 2023.

Provincial and Territorial Crown Corporations

Reporting Requirements

A provincial or territorial Crown corporation that claims the credit would be required to publicly report the following information relating to its activities in its jurisdiction, on an annual basis:

–	Estimates of the Crown corporation’s annual forecasted Cost of Service, with and without any Clean Electricity investment tax credit that it has received;

–	A description of the methodology used to prepare the above information;

–	The amount of Clean Electricity investment tax credit received for the year and on a cumulative basis; and,

–	An explanation of how the value of the Clean Electricity investment tax credit to the Crown corporation is being used to Benefit Ratepayers in Its Jurisdiction.

Annual reports would need to be made publicly available by, or on behalf of, the provincial or territorial Crown corporation on the website of the corporation (or a related person) and must remain available until December 31, 2035. Reporting would begin for the taxation year for which the credit was first claimed and continue for each subsequent taxation year that ends before 2036.

The reporting-due day (i.e., the date by which reports must be made publicly available) would be nine months after the day on which each reporting taxation year ends.

For the purposes of this reporting requirement:

–

Cost of Service refers to the Crown corporation’s total cost to provide electricity to its customers. This generally includes depreciation and amortization costs; financing costs; operational costs (e.g., fuel and purchased power); taxes, and other costs.

–	Ratepayers include all customers who purchase the electricity for end use.

–

Benefit Ratepayers in Its Jurisdiction refers to the benefits provided by the Clean Electricity investment tax credit to Ratepayers in the Crown corporation’s own jurisdiction. A Crown corporation must explain these benefits using qualitative and/or quantitative information. The benefits may vary based on a Crown corporation’s specific circumstances, including whether it provides electricity generation, transmission and/or distribution services. Benefits may include one or more of the following: lower electricity prices or lower electricity rates; improved system reliability; new system services; or other benefits. Benefits are relative to a scenario where the tax credit had not been claimed.

Non-Compliance with Reporting Requirements

A provincial or territorial Crown corporation that does not meet the annual reporting requirements above would be liable to repay an amount equal to the lesser of five per cent of the entity’s total Clean Electricity investment tax credit received for all taxation years before the reporting-due day and $10 million.

Should a Crown corporation report late, but within 6 months after its reporting-due day, the amount of the repayment would be reduced to one-twelfth of the repayment amount (as determined above) multiplied by the greater of 1 and the number of complete months from the day on or before which the report was required to be made public to the day on which the report was made public.

Tax Measures: Supplementary Information 255

Clean Electricity Investment Tax Credit and the Canada Infrastructure Bank

The Clean Electricity investment tax credit is a refundable credit equal to 15 per cent of the capital cost of eligible investments in equipment related to low-emitting electricity generation, electricity storage, and the transmission of electricity between provinces and territories.

This tax credit would be available to taxable Canadian corporations, provincial and territorial Crown corporations (subject to certain conditions), corporations owned by municipalities or Indigenous communities, and pension investment corporations. The capital cost of property that is eligible for Clean Electricity investment tax credit may be reduced by government assistance that a taxpayer receives.

The 2024 Fall Economic Statement proposes to include the Canada Infrastructure Bank as an eligible entity under the Clean Electricity investment tax credit.

The 2024 Fall Economic Statement also proposes to introduce an exception so that any financing provided by the Canada Infrastructure Bank would not reduce the cost of eligible property for the purpose of computing the Clean Electricity investment tax credit.

These measures would apply to eligible property that is acquired and that becomes available for use on or after the day of the 2024 Fall Economic Statement.

EV Supply Chain Investment Tax Credit

Budget 2024 announced a refundable electric vehicle (EV) Supply Chain investment tax credit equal to 10 per cent of the capital cost of eligible building property used in qualifying EV supply chain segments. This measure would incentivize companies to build important parts of the EV manufacturing supply chain in Canada, where the materials, expertise, and workforce exist to be a global leader in this growing industry. The 2024 Fall Economic Statement provides the design and implementation details of the credit.

Eligible Corporations

The EV Supply Chain investment tax credit would be available only to taxable Canadian corporations that invest directly in eligible property. The credit would not be available for investments made by partnerships or trusts.

Eligible Property

The EV Supply Chain investment tax credit would be available for buildings and structures, including their component parts, that are described in paragraph (q) of capital cost allowance Class 1 of Schedule II of the Income Tax Regulations.

To be eligible for the credit, all or substantially all of the use of property would have to be in one or more of the three qualifying EV supply chain segments:

–	EV assembly, which would comprise the final assembly of a motor vehicle that is either fully electric or a plug-in hybrid that has a battery capacity of at least 7kWh.

–

EV battery production, which would comprise the manufacturing of battery cells used in the powertrains of fully electric or plug-in hybrid vehicles, or battery modules used in the powertrains of fully electric or plug-in hybrid vehicles.

–	Cathode active material (CAM) production, which would:

-	include the production of CAM that is used as inputs to the manufacturing of battery cells used in the powertrains of fully electric or plug-in hybrid vehicles; but,

-	exclude preliminary processing activities, such as activities that could generally allow property to qualify for the Clean Technology Manufacturing investment tax credit.

Machinery and Equipment Investment Requirement

To be eligible for the EV Supply Chain investment tax credit, a corporation would be required to invest at least $100 million in each of the three qualifying EV supply chain segments.

To satisfy this requirement, a corporation (either by itself or as part of a related group, such as with a parent company) would have to either:

–	acquire at least $100 million in property eligible for the Clean Technology Manufacturing investment tax credit that has become available for use in each of the three segments; or,

–

acquire at least $100 million in property eligible for the Clean Technology Manufacturing investment tax credit that has become available for use in each of two segments and hold a qualifying minority interest in another corporation that acquires at least $100 million in property eligible for the Clean Technology Manufacturing investment tax credit that has become available for use in the remaining segment.

Tax Measures: Supplementary Information 257

For the purposes of this requirement, a corporation would be considered to hold a qualifying minority interest in another corporation if it owns shares entitling it to at least 10 per cent of the voting rights and 10 per cent of the value of the shares of that corporation.

Recapture Rules

The EV Supply Chain investment tax credit would be subject to potential repayment obligations similar to the existing recapture rules for the Clean Technology Manufacturing investment tax credit. Over a 10-year period from the date of acquiring a particular eligible property, the credit could be repayable in proportion to the fair market value of the particular property if it is converted to an ineligible use, exported from Canada, or disposed of.

In addition, the credit could be repayable if the corporation ceased to meet the other conditions set out above.

Application and Phase-Out

The EV Supply Chain investment tax credit would apply to property that is acquired and becomes available for use on or after January 1, 2024.

The credit rate would be reduced to 5 per cent for property that becomes available for use in 2033 or 2034. The credit would no longer be in effect for property that becomes available for use after 2034.

Other design elements would generally be based on those of the Clean Technology Manufacturing investment tax credit, where applicable.

Strategic Environmental Assessment Statement

Overall, this measure is expected to have a positive environmental impact by lowering the prices of EVs. By encouraging greater adoption of EVs in Canada, it would contribute to reductions in emissions of greenhouse gases and air particulates, helping Canada to achieve its 2030 target of reducing total greenhouse gas emissions by 40 per cent to 45 per cent relative to 2005 levels.

Positive environmental impacts could be partly offset insofar as the measure increases manufacturing of EVs and their components and precursors in Canada, which could increase emissions of greenhouse gases and air particulates.

Clean Hydrogen Investment Tax Credit – Methane Pyrolysis

The Clean Hydrogen investment tax credit is a refundable tax credit that supports the cost of eligible equipment used in clean hydrogen production. Support varies between 15 to 40 per cent of eligible expenses based on the hydrogen’s assessed carbon intensity, with projects that produce the cleanest hydrogen receiving the highest levels of support. Equipment used to convert clean hydrogen to ammonia may also be eligible for a 15-per-cent tax credit. Labour requirements must be met to receive maximum credit rates.

Eligible hydrogen production pathways under the Clean Hydrogen investment tax credit currently include hydrogen produced from the electrolysis of water, or from the reforming or partial oxidation of natural gas or other eligible hydrocarbons, so long as emissions are abated using carbon capture, utilization, and storage (CCUS).

The 2024 Fall Economic Statement proposes that the Clean Hydrogen investment tax credit be expanded to include methane pyrolysis as an eligible production pathway. Going forward, the government will continue to review eligibility for other low-carbon hydrogen production pathways.

Technology

Methane pyrolysis for hydrogen production is a nascent but promising technology capable of producing clean hydrogen. By carrying out the chemical reaction that separates hydrogen from carbon in an oxygen-free environment, the process has the potential to produce clean hydrogen from natural gas or other hydrocarbons without the need for investments in CCUS.

In addition to hydrogen, methane pyrolysis also produces solid carbon that can be used as an input in other production processes, or treated as waste which can safely be disposed. Solid carbon can have a wide range of market values depending on its quality.

Eligible Projects

Eligible projects under the Clean Hydrogen investment tax credit would be expanded to include projects that produce hydrogen from the pyrolysis of natural gas and other eligible hydrocarbons (i.e., methane pyrolysis). Existing design features of the Clean Hydrogen investment tax credit would generally apply, along with other pathway-specific design details described below.

Unlike the reforming and partial oxidation production pathways, the pyrolysis process would not be required to capture carbon dioxide (CO2) emissions using a CCUS process (dual-use heat and power equipment would still be required to capture CO2 using a CCUS process).

Tax Measures: Supplementary Information 259

Eligible Equipment

Eligible equipment would include property that is used to produce all or substantially all hydrogen from methane pyrolysis, determined without reference to any solid carbon that is produced, such as:

–	pyrolysis reactors;

–	heat exchangers;

–	separation equipment and purifiers; and,

–	compression and on-site storage equipment.

As is the case for the Clean Hydrogen investment tax credit in general, eligible equipment would also include dual-use electricity and heat equipment, project support equipment, ammonia production equipment, and oxygen production equipment, provided they satisfy the existing requirements.

Equipment downstream of the point where hydrogen and solid carbon is separated would not be eligible, including dryers, pulverisers, bag collectors, densifiers, and pin mixers.

Limit on Coverage of Pyrolysis Reactor System Costs

The pyrolysis reactor system may become more expensive as the production of higher-grade carbon is targeted, which would have increased market value, without changing the amount of hydrogen the project would produce.

Therefore, to ensure that the Clean Hydrogen investment tax credit is targeted towards clean hydrogen production rather than solid carbon production, support for the capital costs of the pyrolysis reactor system would be limited to $3,000 per tonne of annual hydrogen production capacity. Incurred expenses that are in excess of the $3,000 limit would be ineligible for tax support.

Carbon Intensity

Methane pyrolysis projects would generally be required to follow existing rules for measuring carbon intensity using the Fuel Life Cycle Assessment Model. Guidance on the measurement of carbon intensity would be expanded to include methane pyrolysis projects.

In addition, the carbon intensity of methane pyrolysis projects would depend on the end use of the produced solid carbon.

–

Projects that convert or incorporate their solid carbon into a product that is not intended to be used as a fuel or energy source by the taxpayer or a purchaser would be able to allocate project emissions between the hydrogen and solid carbon co-product based on relative production adjusted for energy content (i.e., energy allocation).

–

Projects that treat solid carbon as waste and send it to landfills would not be allowed to allocate carbon emissions to the solid carbon (i.e., the carbon intensity would be allocated to hydrogen production).

–

Projects that use solid carbon for a purpose other than those described above, or that do not account for the use of the solid carbon, would be assumed to have disposed of it in a manner that results in conversion into CO2 and subsequent release into the atmosphere. The corresponding emissions would be factored into the calculation of the project’s carbon intensity.

The end use of the solid carbon, as set out in the project’s “End-Use Plan” (described below), would factor into the determination of the project’s expected and actual carbon intensity calculations.

Carbon End-Use Plan

To ensure that the solid carbon produced from a methane pyrolysis project is not converted to CO2 that is subsequently released, taxpayers would be required to track the end use of their solid carbon through an “End-Use Plan”. The End-Use Plan would account for any solid carbon produced, and its end use, for a period of seven years, starting when the project first produces hydrogen.

Methane pyrolysis projects would be required to establish contracts with their solid carbon offtakers prior to the beginning of the compliance period for the Clean Hydrogen investment tax credit. The contracts would need to bind the purchaser to use the solid carbon as described in their End-Use Plan and facilitate information sharing to confirm its end use. Details on the information that would be required will be provided at a later date.

Venting and Flaring

In order to ensure that the Clean Hydrogen investment tax credit is targeted to clean hydrogen production, and not the production of solid carbon, methane pyrolysis projects would be restricted from venting or flaring the hydrogen produced by the project (other than venting/flaring for system integrity and safety). This would help ensure that projects have an offtaker for their clean hydrogen and that the hydrogen is used for an economic purpose and not wasted. Details on how the venting and flaring restriction would apply will be provided at a later date.

Tax Measures: Supplementary Information 261

Coming into Force

The expansion of the Clean Hydrogen investment tax credit to include the pyrolysis of natural gas and other eligible hydrocarbons as an eligible hydrogen production pathway would apply in respect of property that is acquired and becomes available for use in an eligible project on or after the day of the 2024 Fall Economic Statement.

Strategic Environmental Assessment Statement

The Clean Hydrogen investment tax credit is expected to have a positive environmental impact by encouraging investment in clean hydrogen production that would reduce emissions of greenhouse gases. This would help advance the government’s Federal Sustainable Development Strategy target to reduce greenhouse gas emissions by 40 to 45 per cent below 2005 levels by 2030 and achieve net-zero greenhouse gas emissions by 2050.

Scientific Research and Experimental Development Tax Incentive Program

Under the Scientific Research and Experimental Development (SR&ED) tax incentive program, qualifying expenditures are fully deductible in the year they are incurred. In addition, these expenditures are generally eligible for an investment tax credit. The rate and level of refundability of the credit vary depending on the characteristics of the taxpayer, including its legal status and its size. In general terms:

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For most corporations other than Canadian-controlled private corporations (CCPCs), a 15 per cent non-refundable tax credit is available on qualified SR&ED expenditures. Unincorporated businesses, individuals, and certain trusts have access to a 15 per cent partially refundable tax credit on qualified SR&ED expenditures.

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For CCPCs, a fully refundable enhanced tax credit at a rate of 35 per cent is available on up to $3 million of qualifying SR&ED expenditures annually. The $3 million expenditure limit for a taxation year is gradually phased out based on prior-year taxable capital, which applies on the basis of an associated group. The expenditure limit is gradually reduced where taxable capital employed in Canada for the previous taxation year is between $10 million and $50 million.

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Qualifying expenditures in excess of a CCPC’s expenditure limit are eligible for the 15 per cent tax credit. Depending on whether a CCPC’s income in the previous taxation year exceeds its qualifying income limit, these credits can be partially refundable.

Expenditure Limit and Taxable Capital Phase-out Thresholds

The 2024 Fall Economic Statement proposes to increase the expenditure limit on which the enhanced 35 per cent rate can be earned from $3 million to $4.5 million. As a result, qualifying CCPCs would be able to claim up to $1.575 million per year of the enhanced, fully refundable tax credit.

The taxable capital phase-out thresholds for determining the expenditure limit would also be increased from $10 million and $50 million to $15 million and $75 million, respectively.

Canadian Public Corporations

The 2024 Fall Economic Statement also proposes to extend eligibility for the enhanced refundable tax credit to eligible Canadian public corporations.

An eligible Canadian public corporation would be a corporation that, throughout the taxation year:

–	is resident in Canada;

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has a class of shares listed on a designated stock exchange (a list is available on the Department of Finance website) or, if not, has elected, or been designated by the Minister of National Revenue, to be a public corporation; and,

–	is not controlled directly or indirectly in any manner whatever by one or more non-resident persons.

Canadian-resident corporations all or substantially all of the shares of the capital stock of which are owned by one or more eligible Canadian public corporations would also be eligible.

An eligible Canadian public corporation would be eligible for the enhanced 35-per-cent tax credit rate on up to $4.5 million of qualifying SR&ED expenditures annually. Access to the $4.5 million expenditure limit for any given tax year would be phased out based on a corporation’s gross revenue. Specifically, the expenditure limit would be reduced on a straight-line basis when the corporation’s average gross revenue over the three preceding years is between $15 million and $75 million.

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For a corporation that is a member of a corporate group that prepares consolidated financial statements, gross revenue would be as reported in the annual financial statements of the group presented to shareholders at the highest level of consolidation. Members of a corporate group for financial reporting purposes would be required to share access to the enhanced SR&ED credit’s expenditure limit.

Tax Measures: Supplementary Information 263

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For a corporation that is not a member of such a corporate group, gross revenue would be as reported in the corporation’s annual financial statements prepared in accordance with generally accepted accounting principles and presented to shareholders.

Credits earned in respect of expenditures above their expenditure limit would be eligible for a 15-per-cent non-refundable credit rate.

Election for CCPCs

Instead of determining eligibility based on taxable capital, CCPCs would have the option to elect to have their expenditure limit for the enhanced SR&ED credit determined based on the same gross revenue phase-out structure proposed for Canadian public corporations.

Coming into Force

The proposed new rules to determine eligibility for the enhanced SR&ED credit would apply for taxation years that begin on or after the date of the 2024 Fall Economic Statement.

Additional Tax Support for Productivity-Enhancing Assets

The SR&ED program delivers support to businesses through both an immediate deduction against income and a tax credit. Currently, eligible expenditures under the SR&ED program generally include salary and wages, as well as the cost of materials, contract payments, third-party payments and overhead expenditures. Capital expenditures were removed from eligibility under the SR&ED program for property acquired after 2013.

The 2024 Fall Economic Statement proposes to restore the eligibility of capital expenditures for both the deduction against income and investment tax credit components of the SR&ED program. The rules would be generally the same as those that existed prior to 2014. This change would apply to property acquired on or after the date of the 2024 Fall Economic Statement and, in the case of lease costs, to amounts that first become payable on or after the date of the 2024 Fall Economic Statement.

Deduction Against Income

Eligible capital expenditures for the purposes of immediate expensing under the SR&ED program would be expenditures incurred to acquire new or used depreciable property that the claimant intends to either:

–	use all or substantially all of the operating time in its expected useful life in the performance of SR&ED in Canada, or,

–	consume all or substantially all of its value in the performance of SR&ED in Canada.

Eligible property would be eligible for expensing once it becomes available for use.

If these criteria are met, the expenditure could be fully deducted for the purpose of determining taxable income in the year the eligible property becomes available for use or carried forward to the extent it is not deducted in the tax year (i.e., as part of a pool of deductible SR&ED expenditures).

Qualifying SR&ED Expenditures for Tax Credit Purposes

Qualifying capital expenditures would also generally be eligible for the SR&ED tax credit, with some differences from those eligible for immediate expensing, including:

–	The acquisition of property that had been used or acquired for use or lease before it was acquired by the claimant would not be eligible for a tax credit.

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A SR&ED-related capital expenditure ineligible for a full deduction against income because it does not meet one of the all-or-substantially-all tests noted above could still be considered “shared-use equipment”, meaning that part of the cost of the property would be eligible for the tax credit.

Other Rules

For qualifying CCPCs with access to the SR&ED program’s enhanced 35-per-cent tax credit, credits earned on capital expenditures would be eligible for partial refundability at a rate of up to 40 per cent, unlike credits earned on current expenditures which are fully refundable up to a CCPC’s expenditure limit.

If a taxpayer sells, or converts the use of, SR&ED capital property, recapture rules would apply in respect of the capital cost allowance for claimed and unclaimed SR&ED capital expenditures, as well as the investment tax credit.

Extension of the Accelerated Investment Incentive and Immediate Expensing Measures

The Accelerated Investment Incentive, which provides an enhanced first-year capital cost allowance (CCA) for most depreciable capital property, began phasing out in 2024 and is set to be fully eliminated after 2027. Immediate expensing measures for manufacturing or processing machinery and equipment, clean energy generation and energy conservation equipment, and zero-emission vehicles are also currently phasing out on the same timeline.

Tax Measures: Supplementary Information 265

The 2024 Fall Economic Statement proposes to fully re-instate the Accelerated Investment Incentive and immediate expensing measures for a five-year period, with a four-year phase-out after 2029.

Accelerated Investment Incentive

The Accelerated Investment Incentive provides an enhanced first-year deduction for capital property that is subject to the CCA rules, with limited restrictions. Currently, eligible property must be acquired after November 20, 2018, and be available for use before 2028 in order to qualify for the incentive. Eligible property that would normally be subject to the half-year rule qualified for an enhanced CCA equal to three times the normal first-year deduction, if it became available for use before 2024. This measure started phasing out for property that became available for use after 2023, which reduces the benefit to two times the normal first-year CCA deduction in the 2024-2027 phase-out period.

The 2024 Fall Economic Statement proposes to fully re-instate the Accelerated Investment Incentive for qualifying property acquired on or after January 1, 2025, and that becomes available for use before 2030. It would be phased out starting in 2030 and fully eliminated for property that becomes available for use after 2033 (as outlined in Table 3).

Table 3

Current and Proposed Enhanced First-Year Allowance Under the Accelerated Investment Incentive (property subject to the half-year rule)

	Current Enhanced First- Year Allowance	Proposed Enhanced First-Year Allowance Extension

2023	Up to 3x normal rate	-

2024	Up to 2x normal rate	-

2025	Up to 2x normal rate	Up to 3x normal rate

2026	Up to 2x normal rate	Up to 3x normal rate

2027	Up to 2x normal rate	Up to 3x normal rate

2028	Normal rate	Up to 3x normal rate

2029	Normal rate	Up to 3x normal rate

2030 to 2033	Normal rate	Up to 2x normal rate

2034 onward	Normal rate	Normal rate

Eligible property not normally subject to the half-year rule would qualify for an enhanced CCA equal to one-and-a-half times the normal first year allowance if it is acquired on or after January 1, 2025, and becomes available for use before 2030. For eligible property not normally subject to the half-year rule that is acquired on or after January 1, 2025, and becomes available for use during the 2030-2033 phase-out period, the enhanced allowance would be equal to one-and-a-quarter times the normal first-year allowance.

The Accelerated Investment Incentive also applies to eligible Canadian development expenses and Canadian oil and gas property expenses. These expenses would qualify for the same enhanced allowances described above as eligible property not subject to the half-year rule.

Immediate Expensing Measures

Manufacturing or processing machinery and equipment under CCA Class 53 of Schedule II to the Income Tax Regulations, clean energy generation and energy conservation equipment under Class 43.1 (and Class 43.2 for property acquired before 2025), and zero-emission vehicles under Classes 54, 55, and 56 qualified for an enhanced first-year allowance that provided a 100-per-cent deduction for property that became available for use before 2024. These immediate expensing measures are currently phasing out for property that becomes available for use after 2023 and before 2028.

The 2024 Fall Economic Statement proposes to fully re-instate these immediate expensing measures for qualifying property acquired on or after January 1, 2025, and that becomes available for use before 2030. These immediate expensing measures would be phased out starting in 2030 and fully eliminated for property that becomes available for use after 2033 (as outlined in Table 4). The half-year rule would continue to effectively be suspended for property eligible for these measures.

Table 4

Current and Proposed Immediate Expensing for Manufacturing or Processing Machinery and Equipment, Clean Energy Generation and Energy Conservation Equipment and Zero-Emission Vehicles

	Current Enhanced First- Year Allowance	Proposed First-Year Enhanced Allowance Extension

2023	100%	-

2024	75%	-

2025	75%	100%

2026	55%	100%

2027	55%	100%

2028	Normal rate	100%

2029	Normal rate	100%

2030 to 2031	Normal rate	75%

2032 to 2033	Normal rate	55%

2034 onward	Normal rate	Normal Rate

Tax Measures: Supplementary Information 267

Strategic Environmental Assessment Statement

The extension of the immediate expensing measures for clean energy generation and energy conservation equipment and zero-emission vehicles could lead to modestly lower emissions of greenhouse gases and air pollutants to the extent that they displace higher emitting technologies.

An extension of the Accelerated Investment Incentive and immediate expensing of manufacturing or processing machinery and equipment could result in negative indirect environmental effects given that it could increase economic growth, which is normally associated with higher consumption, higher greenhouse gas emissions, and faster depletion of natural resources. On the other hand, these measures could also result in some positive environmental effects to the extent that businesses replace existing capital with more energy efficient and lower-emission technologies.

Based on available data, it is not possible to assess whether the net environmental impact will be positive or negative in the short run. In the long run, given the temporary nature of these measures, they are not expected to result in significant environmental impacts.

Previously Announced Measures

The 2024 Fall Economic Statement confirms the government’s intention to proceed with the following previously announced tax and related measures, as modified to take into account consultations and deliberations since their release:

–	Legislative proposals included in the notice of ways and means motion tabled on October 29, 2024, related to charities and reproductive services.

–	Legislative proposals included in the notice of ways and means motion tabled on September 23, 2024, related to capital gains and the lifetime capital gains exemption.

–	Legislative and regulatory proposals released on August 12, 2024, including with respect to the following measures:

-	Canadian Entrepreneurs’ Incentive;

-	Alternative Minimum Tax;

-	Disability Supports Deduction;

-	Employee Ownership Trust Tax Exemption;

-	Worker Cooperatives;

-	Charities and Qualified Donees;

-	Registered Education Savings Plans;

-	Non-Compliance with Information Requests;

-	Avoidance of Tax Debts;

-	Mutual Fund Corporations;

-	Synthetic Equity Arrangements;

-	Manipulation of Bankrupt Status;

-	Accelerated Capital Cost Allowance for Productivity-Enhancing Assets;

-	Accelerated Capital Cost Allowance for Purpose-Built Rental Housing;

-	Interest Deductibility Limits;

-	Withholding for Non-Resident Service Providers;

-	Substantive CCPCs;

-	Regulations related to the application of the enhanced (100-per-cent) GST Rental Rebate to qualifying co-operative housing corporations;

-	Technical amendments relating to the GST/HST, excise levies and other taxes and charges announced in the August 12, 2024, release;

-	Clean Electricity Investment Tax Credit;

-	Proposed expansion of eligibility for the Clean Technology investment tax credit to support generation of electricity and heat from waste biomass;

-	Proposed expansion of eligibility for the Clean Technology Manufacturing investment tax credit to support Polymetallic Extraction and Processing;

-	Other changes related to the Clean Economy Investment Tax Credits;

-	The Global Minimum Tax Act and the Income Tax Conventions Act; and,

-	Technical tax amendments to the Income Tax Act and the Income Tax Regulations.

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Legislative proposals released on July 12, 2024, related to implementing an opt-in Fuel, Alcohol, Cannabis, Tobacco and Vaping (FACT) value-added sales tax framework for interested Indigenous governments.

–	The Crypto-Asset Reporting Framework and the Common Reporting Standard announced in Budget 2024.

–	The proposed exemption from the Alternative Minimum Tax for certain trusts for the benefit of Indigenous groups announced in Budget 2024.

–	Legislative and regulatory proposals announced in Budget 2024 with respect to a new importation limit for packaged raw leaf tobacco for personal use.

–	Legislative and regulatory proposals announced in the 2023 Fall Economic Statement with respect to the GST/HST joint venture election rules.

–	Regulatory proposals released on November 3, 2023, to temporarily pause the federal fuel charge on deliveries of heating oil.

Tax Measures: Supplementary Information 269

–	Legislative proposals released on August 4, 2023, including with respect to the following measures:

-	Technical amendments to GST/HST rules for financial institutions;

-	Tax-exempt sales of motive fuels for export;

-	Revised Luxury Tax draft regulations to provide greater clarity on the tax treatment of luxury items; and,

-	Technical tax amendments to the Income Tax Act and the Income Tax Regulations.

–	Legislative amendments to implement changes discussed in the transfer pricing consultation paper released on June 6, 2023.

–	Legislative proposals released on August 9, 2022, including with respect to the following measures:

-	Technical amendments to the Income Tax Act and Income Tax Regulations; and,

-	Remaining legislative and regulatory proposals relating to the GST/HST, excise levies and other taxes and charges announced in the August 9, 2022, release.

–	Legislative amendments to implement the Hybrid Mismatch Arrangements rules announced in Budget 2021.

–	The income tax measure announced on December 20, 2019, to extend the maturation period of amateur athlete trusts maturing in 2019 by one year, from eight years to nine years.

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Legislative amendments to give effect to the suspension of the Agreement Between the Government of Canada and the Government of the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital under domestic law as of November 18, 2024.

The 2024 Fall Economic Statement also reaffirms the government’s commitment to move forward as required with other technical amendments to improve the certainty and integrity of the tax system.